INVENTION COLLABORATION CONTRIBUTION



ANNUAL REPORT 2012

InterDigital, Inc.

A LETTER TO OUR SHAREHOLDERS

In the mobile industry, nimbleness and flexibility are essential, not only to thrive, but to survive. In this, our 40th year of operation — which dates our company to one year before the first cellular call was even made — we're as aware as ever of the number of giants in our industry that have not survived, or that struggle today because of their lack of nimbleness and flexibility. In 2012, we succeeded like never before, driven by bold moves to expand our business and our conception of the types of revenue models possible on the basis of pure advanced research and development. Those moves also position us extremely well for 2013.

Our previous strategy focused almost entirely on patent licensing, with that effort limited to the terminal unit market. That strategy was solid, focusing our licensing efforts on a huge market where our innovations were pervasively used. Moreover, we were not only an innovator of the technology used in terminal unit devices, we also pioneered many of the licensing approaches that we now see major technology players employing.

The wireless market never stands still and has seen great change in terms of what consumers demand. The intellectual property market also underwent an upheaval in 2010 and 2011. In 2012, we took stock of those changes, among them the increasing diversity of invention in handsets and networks, the growing value of over-the-top and other services, the sale and barter value of patents as new entrants came into the market, and the continuing rise in the value of patents as an independent asset class. In typical InterDigital fashion, we acted carefully, realistically… and decisively.

In the early part of the year, we announced that we were expanding our revenue efforts to include patent sales, exploiting our portfolio of innovation that had grown to over 19,000 patents and patent applications, almost half of which we've disclosed to standards body ETSI. We also expressed our intention to expand our potential relationships beyond licensing to include joint ventures, collaborations and other possibilities.

Those measured moves led to some tremendous successes: in June 2012, we announced the sale of a small portion of our extensive patent portfolio — roughly 1,700 patents and patent applications — for $375 million to Intel Corporation. This followed another earlier patent sale for $9 million to a Chinese semiconductor company. In all, the patent sale efforts drove $384 million in cash and revenue for the company.

Later in the year, we gave further form to our expansion, with the launch of two business units designed to expand dramatically our technology footprint as well as the nature of our relationships with the wireless industry. One of those units, InterDigital Solutions, was launched on a very simple premise: that our advanced team of roughly 170 engineers and researchers, and our confirmed market leadership in certain research areas like machine-to-machine technology, advanced air interface, data transmission and streaming techniques, among others, would be of definite value to the right partners. In particular, we saw the value that the Solutions Group could bring to helping close patent licensing transactions by bridging economic gaps between the company and prospective licensees.

We went right to work implementing this next phase of our strategy, announcing just after year end a research and development joint venture and patent licensing agreement with longtime technology industry pioneer Sony. Forming the Convida Wireless joint venture with Sony was the first example of the possibilities of this approach, and others are being explored for technologies that, while still years ahead of the market, are ready for potential pre-commercial opportunities.

Taken together, the impact of our broadened strategy was



very significant. All told, of the agreements reached in 2012, a value of roughly $538 million were related, directly or indirectly, to our expanded revenue model.

The other strategy expansion was the launch of Innovation Partners, under the strong leadership of former CFO Scott McQuilkin. Innovation Partners is based on two clear factors: first, that the range of technologies contained within a wireless device continues to expand, making it necessary for us to expand our footprint beyond our core expertise; and second, that the innovations of various individuals, research entities and companies can gain significant value if they can leverage InterDigital's market position, capabilities, and licensing expertise. Innovation Partners gives us a means for establishing and nurturing those mutually beneficial relationships, and in 2013 has begun signing its first meaningful agreements in key areas such as biometric security.

All of this, of course, is designed to build on our core licensing efforts. In 2012, we signed nine new, renewed or expanded licensing agreements, including some with key brands like BlackBerry and Sony. Of course, we remain early in the process of licensing the market for LTE, a technology where we feel our portfolio is exceptionally strong. As a result, the most important thing at this stage is for those early agreements to be on economic terms that will enable us to reach our licensing goals, given anticipated market volumes. We're pleased to report that those agreements put us in a strong position to do so.

Given all that, it's an exciting time at InterDigital. Technologically, we continue to invent new approaches, contribute new research and collaborate across the industry to drive wireless capabilities forward. Our business model gives us ever more ways to engage, and the wireless industry continues to broaden in terms of device type, capability and role in peoples' lives. We're not sure what the future holds — as we mentioned, the wireless industry has a way of toying with even the most seemingly safe predictions — but we think that InterDigital is in a better position, financially, resource-wise and opportunity-wise, than it has ever been.

William J. Merritt
President and Chief Executive Officer

Steven "Terry" Clontz
Chairman of the Board


ANTENNAS
DIRECT

BROADENING OUR FOCUS

InterDigital's focus has traditionally been on the air interface and the modem — the guts of wireless — where our research and development strengths have had the greatest impact and our innovations have helped shape the industry. This core capability and focus on licensing has helped us create tremendous shareholder value.

That being said, the world of wireless has changed significantly. Where even a half-decade ago simple wireless connectivity — the ability to call people and send texts, for instance — constituted the major portion of a handset's value proposition, that is manifestly no longer the case. Today, the handset is every individual's entertainment machine, gaming device, productivity tool, navigator and social enabler.

Those capabilities, of course, depend upon the robustness of the wireless networks and the ability of users to be "always connected." Indeed, the effectiveness of your social network, the value of the advertising you receive and your phone's ability to direct you, perfectly, to wherever it is you need to go and help you with services along the way is a reflection of the fact that you are effectively and efficiently connected all the time.

The needs of consumers and those delivering them services are driving even greater needs for faster, more efficient, more secure and more robust wireless networks.

As a result, InterDigital has taken significant steps to broaden its focus over the past year.

Internally, the company is rapidly increasing the scope and pace of efforts related to more diverse technologies. Some of our most notable efforts are in WiFi®, an existing technology with an ever-expanding range of applications as the world transitions to heterogeneous networks, and in video streaming, a particular focus since video is expected to represent such a high proportion of future wireless traffic. Our strong knowledge of wireless and of streaming is enabling us to invent solutions that dramatically reduce bandwidth needs and power consumption while yielding the highest quality user experience.

There's a limit, however, to how much ground 170 engineers, no matter how smart, can cover. Given that, Innovation Partners, launched in 2012, is the second area of our technology expansion. Innovation Partners is charged with establishing research and intellectual property partnerships with individuals, small companies, research teams and academic institutions. The effort is win-win: supporting those entities in their research efforts and providing them with the means to maximize the value of their innovations, while dramatically broadening the scope of our intellectual property portfolio.



TECHNOLOGY SHAPING THE FUTURE

INTERDIGITAL'S SUCCESS CONTINUES TO BE BASED, IN LARGE PART, ON OUR COMPANY'S TREMENDOUS ABILITY TO IDENTIFY THE NEEDS AND TECHNICAL CHALLENGES POSED BY FUTURE NETWORKS, TO INVENT ELEGANT AND POWERFUL SOLUTIONS TO THOSE CHALLENGES, TO COLLABORATE WITH MAJOR INDUSTRY PLAYERS IN REFINING THEM, AND THEN CONTRIBUTE THOSE SOLUTIONS INDUSTRY-WIDE.

TODAY, OUR INTERNAL DEVELOPMENT TEAMS AND EXTERNAL PARTNERS ARE WORKING IN A VARIETY OF AREAS, WITH FOUR OF THEM BEING PARTICULAR AREAS OF FOCUS.

ADVANCED SPECTRUM SOLUTIONS

Since spectrum is a finite resource, more intelligent use of it, the ability to mobilize as much of it as possible, and the ability to integrate it into varied connectivity schemes is becoming more and more important. Our research teams focusing on licensed and unlicensed spectrum are among the world leaders, with a number of product developments and public demonstrations in 2012 and early 2013 representing technological firsts. These included the world's first demo of WiFi over dynamically selected TV White Space in 2012, and a ground-breaking demo of WiFi at a macrocell level using TV White Space in early 2013.





SMART CONNECTIVITY MANAGEMENT

The network of the future won't be simply an evolutionary step forward based on current network paradigms, but rather a collection of various network resources, dynamically stitched together to deliver a seamless user experience. Connectivity management is at the heart of that architecture, and InterDigital's standards-based solutions provide all industry players with an approach for a world based on heterogeneous networks.

MACHINE-TO-MACHINE COMMUNICATIONS

Although M2M continues to grow in importance, it remains hampered by significant obstacles. Many solutions are vertical-specific, which limits the ability to build scale by having various verticals use the same service delivery infrastructure. Perhaps most importantly, the pre-standards state of M2M results in proprietary technologies and significant custom deployment and integration costs. InterDigital has long led, and continues to lead, development of standards-based solutions that will help make M2M cheaper, easier to deploy and scalable – which we expect will trigger an explosion in adoption.

VIDEO STREAMING

Video content is expected to comprise a very significant part of future wireless traffic, up to 66% of global mobile traffic – a stunning 7.5 million Terabytes per month – by 2017, according to the Cisco Visual Networking Index. InterDigital is pioneering ways in which video coding and delivery can be optimized over a wide range of networks, as well as ways in which wireless connectivity and devices can be adapted to the needs of video. In addition InterDigital is developing breakthrough technologies that adapt video coding and delivery to user behavior and viewing conditions. These are nascent and highly promising areas of research, and InterDigital is delivering industry-leading thinking and solutions in this area.



A RECORD YEAR FOR SHAREHOLDERS

InterDigital's broadened revenue strategy, announced in early 2012, was based on an understanding that the means for monetizing a large body of intellectual property had changed, and now presented new and compelling opportunities. Previously largely restricted to patent licensing, the growing maturity of the intellectual property landscape, and the broadened range of companies engaging in the market, created opportunities beyond licensing, including patent sales, joint ventures, patent swaps and other possibilities.

In 2012, our pursuit of some of those new opportunities resulted in a record year for shareholders. Our revenue for 2012 was a record $663.1 million, with net income of $271.8 million, or $6.26 per diluted share. Most importantly, while continuing to execute on our cautious, portfolio-based approach to cash management, we were able to return a total of $235.8 million to shareholders in share repurchases and regular and special dividend payments.

All in all, with progress in licensing, the revenue success we were able to achieve in 2012, and the position of our technologies and markets, InterDigital is in the strongest position in its history. In addition to returning significant value to shareholders, we ended the year with $577.3 million in cash and short-term investments — a clear show of strength in support of our licensing efforts.




TOTAL SHAREHOLDERS' EQUITY AND CUMULATIVE RETURN OF CAPITAL SINCE 2009
2009
2010
2011
2012
$ 900,000
$ 800,000
$ 700,000
$ 600,000
$ 500,000
$ 400,000
$ 300,000
$ 200,000
$ 100,000
TOTAL SHAREHOLDERS' EQUITY
2009 SHARE REPURCHASES
2011 DIVIDENDS
2012 DIVIDENDS AND SHARE REPURCHASES

	2009	2010	2011	2012
TOTAL REVENUE	297,404	394,545	301,742	663,063
INCOME FROM OPERATIONS	113,889	235,873	134,757	419,030
NET INCOME	87,256	153,616	89,468	271,804
NET INCOME PER COMMON SHARE – DILUTED	1.97	3.43	1.94	6.26
TOTAL CASH, CASH EQUIVALENTS, AND SHORT TERM INVESTMENTS	409,806	541,669	677,994	577,279
TOTAL ASSETS	908,485	874,643	996,968	1,056,609
TOTAL SHAREHOLDERS' EQUITY	169,537	353,116	471,682	518,705

In thousands except per share data

FORWARD-LOOKING STATEMENTS

Statements made in the letter to shareholders and in the introduction to this annual report that relate to our future plans, events, financial results or performance, including, without limitation, statements relating to the future of our licensing programs, our expectations regarding our expanded business strategy and our beliefs regarding the development and impact of our technologies, are forward-looking statements as defined under the Private Securities Litigation Reform Act of 1995. These statements are based upon current goals, estimates, information, and expectations.

Actual results might differ materially from those anticipated as a result of certain risks and uncertainties, including delays, difficulties, changed strategies, or unanticipated factors affecting the implementation of the company's plans. You should carefully consider the risks and uncertainties outlined in greater detail in the accompanying Form 10-K, including "Item 1A – Risk Factors," before making any investment decision with respect to our common stock. We undertake no obligation to revise or publicly update any forward-looking statement for any reason, except as otherwise required by law.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 1-33579

INTERDIGITAL, INC.

(Exact name of registrant as specified in its charter)

Pennsylvania	**23-1882087**
(State or other jurisdiction of incorporation or organization)	*(IRS Employer Identification No.)*
200 Bellevue Parkway, Suite 300 Wilmington, Delaware	**19809**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code
(302) 281-3600

Securities registered pursuant to Section 12(b) of the Act:

Common Stock (par value $0.01 per share)	**NASDAQ**
(title of class)	*(name of exchange on which registered)*

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter: $1,267,153,587 as of June 30, 2012.

The number of shares outstanding of the registrant's common stock was 41,144,187 as of February 22, 2013.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement to be filed pursuant to Regulation 14A in connection with the registrant's 2012 annual meeting of shareholders are incorporated by reference into Items 10, 11, 12, 13 and 14 of Part III of this Form 10-K.

TABLE OF CONTENTS

PART I

Item 1. *BUSINESS.*

Overview

InterDigital designs and develops advanced technologies that enable and enhance wireless communications and capabilities. Since our founding in 1972, we have designed and developed a wide range of innovations that are used in digital cellular and wireless products and networks, including 2G, 3G, 4G and IEEE 802-related products and networks. We are a leading contributor of intellectual property to the wireless communications industry.

Given our long history and focus on advanced research and development, InterDigital has amassed one of the most significant patent portfolios in the wireless industry. As of December 31, 2012, InterDigital's wholly owned subsidiaries held a portfolio of over 19,000 patents and patent applications related to the fundamental technologies that enable wireless communications. In that portfolio are a number of patents and patent applications that we believe are or may be essential or may become essential to cellular and other wireless standards, including the 2G, 3G, 4G and the IEEE 802 suite of standards. That portfolio has largely been built through internal development, supplemented by joint development projects with other companies as well as select patent acquisitions. Products incorporating our patented inventions include: mobile devices, such as cellular phones, tablets, notebook computers and wireless personal digital assistants; wireless infrastructure equipment, such as base stations; and components, dongles and modules for wireless devices.

InterDigital derives revenues primarily from patent licensing and sales, technology solutions licensing and sales and engineering services. In 2012, InterDigital generated revenues of $663.1 million, an increase of $361.4 million, or 120%, from 2011. Additional information about our revenues, profits and assets, as well as additional financial data, is provided in the selected financial data in Part II, Item 6, and in the financial statements and accompanying Notes in Part II, Item 8, of this Form 10-K.

Our Strategy

Our objective is to continue to be a leading designer and developer of technology solutions and intellectual property for the wireless industry and to monetize those solutions and intellectual property through a combination of licensing, sales and other revenue opportunities.

To execute our strategy, we intend to:

- ***Develop and source innovative technologies related to wireless.*** We intend to maintain a leading position in advanced wireless technology, by leveraging our expertise in digital cellular and wireless products to guide internal research and development capabilities and direct our efforts in partnering with leading inventors and partnering with industry players to source new technologies.
- ***Establish and grow our patent-based revenue base.*** We intend to grow our licensing revenue base by adding licensees, expanding into adjacent technology areas that align with our intellectual property position and leveraging the continued growth of the overall mobile technology market. Those licensing efforts can be self-driven or executed in conjunction with licensing partnerships and other efforts, and may involve the vigorous defense of our intellectual property through litigation and other means. We also believe that the size and growth of our patent portfolio enable us to sell patent assets that are not essential to our core licensing programs as a sustainable revenue stream, as well as to execute patent exchanges that can strengthen our overall portfolio.
- ***Maintain a collaborative relationship with key industry players and worldwide standards bodies.*** We intend to continue contributing to the ongoing process of defining wireless standards and other industry-wide efforts, and incorporating our inventions into those technology areas. Those efforts, and the knowledge gained through them, underpin internal development efforts and also help guide technology and intellectual property sourcing through partners and other external sources.

Strategic Alternatives Review and Expansion of Business Strategy

On July 19, 2011, we announced that our Board of Directors had initiated a process to explore and evaluate potential strategic alternatives for the company, including a sale or other transaction. On January 23, 2012, we announced that our Board of Directors had concluded its review of strategic alternatives for the company and determined that it was in the best interests of the company and its shareholders to execute on the company's business plan and to expand the plan to include patent sales and patent licensing partnerships as additional vehicles to generate revenue. On October 23, 2012, we announced a further expansion of our business strategy by enhancing our technology sourcing and establishing a business unit, InterDigital Solutions, dedicated to monetizing the company's market-ready technologies and research capabilities.

Technology Research and Development

As an early participant in the digital wireless market, InterDigital developed pioneering solutions for the primary cellular air interface technologies in use today, TDMA and CDMA. That early involvement, our continued development of those advanced digital wireless technologies and innovations in OFDM/OFDMA and MIMO technologies have enabled us to create our significant worldwide portfolio of patents. In conjunction with our participation in certain standards bodies, we have filed declarations stating that we have patents that we believe are or may be essential or may become essential to cellular and other wireless standards and that we agree to make such patents available for use and license on fair, reasonable and non-discriminatory terms or similar terms consistent with the requirements of the respective standards organizations.

Our capabilities in the development of advanced digital wireless technologies are based on the efforts of a highly specialized engineering team, leveraging leading-edge equipment and software platforms. As of December 31, 2012, we employed approximately 172 engineers, 43% of whom hold advanced degrees and 27% of whom hold doctorate degrees. Over the last three years, investment in development has ranged from $63.8 million to $71.5 million, and the largest portion of this expense has been personnel costs. Additional information about our development expenses is provided in the results of operations, under the heading "Operating Expenses" in Part II, Item 7, of this Form 10-K.

On October 23, 2012, we announced an enhancement to our technology sourcing strategy. The company's internal, self-funded research and development efforts were centralized under Innovation Labs, a unit that will continue to pursue research into the ever-broadening field of mobile communications. In addition, we announced the formation of Innovation Partners, a new external sourcing model based around partnerships with leading inventors and research organizations, as well as the acquisition of technology and patent portfolios that align with InterDigital's roadmap. Finally, the company announced the formation of InterDigital Solutions, with a partial mandate of securing engineering services engagements that could supplement core internal research and development.

As of December 31, 2012, our patent portfolio consisted of approximately 1,500 U.S. patents (approximately 190 of which were issued in 2012) and approximately 8,800 non-U.S. patents (approximately 1,200 of which were issued in 2012). As of the same date, we also had numerous patent applications pending worldwide, with approximately 1,200 pending applications in the United States and approximately 7,900 pending non-U.S. applications. The patents and applications comprising our portfolio relate predominantly to digital wireless radiotelephony technology (including, without limitation, 2G, 3G and 4G technologies). Issued patents expire at differing times ranging from 2013 through 2031.

Our current research efforts are focused on technology solutions to solve the industry's challenge of providing enough bandwidth for handsets and various other connected devices, such as tablets and laptops. We have taken a broad approach to solve these challenges, which includes air interface enhancements, policy-driven bandwidth management, cognitive radio and intelligent and optimized data delivery. We are developing technologies that will enable efficient multimedia content delivery across heterogeneous devices and networks, to enable richer multimedia experience with optimal data usage and radio network efficiency. From an air interface perspective, we are creating evolved system architectures that enable operation in small cells and additional frequency bands, improved cell-edge performance as well as device-to-device communications. These solutions provide interference mitigation across cells, uniform coverage and significantly improved data rates, system capacity and energy efficiency. We are also developing technologies that will optimize use of the current network resources by dynamically allocating and aggregating bandwidth across different networks and spectrum bands. With the goal of reducing the looming bandwidth supply/demand gap in mobile networks, our technologies will enable the aggregation, segregation and offload of traffic.

In the field of machine-to-machine (M2M) applications, we are developing technologies to enable seamless interconnection for multiple access types (cellular, WLAN, WPAN) and M2M service frameworks that can be managed by an operator and leveraged by a diverse set of vertical applications.

InterDigital's Technology Position

Cellular Technologies

We have a long history of developing cellular technologies, including those related to CDMA and TDMA and, more recently, OFDM/OFDMA and MIMO. A number of our TDMA-based and CDMA-based inventions are being used in all 2G, 2.5G and 3G wireless networks and mobile terminal devices.

We led the industry in establishing TDMA-based TIA/EIA-54 as a digital wireless U.S. standard in the 1980s. We developed a substantial portfolio of TDMA-based patented inventions. These inventions include or relate to fundamental elements of TDMA-based systems in use around the world. Some of our TDMA inventions include or relate to:

- The fundamental architecture of commercial TD/FDMA systems;
- Methods of synchronizing TD/FDMA systems;
- A flexible approach to managing system capacity through the reassignment of online subscriber units to different time slots and/or frequencies in response to system conditions;
- The design of a multi-component base station, utilizing distributed intelligence, which allows for more robust performance; and
- Initializing procedures that enable roaming.

We have also developed and patented innovative CDMA technology solutions. Today, we hold a significant worldwide portfolio of CDMA patents and patent applications. Similar to our TDMA inventions, we believe that a number of our CDMA inventions are or may be essential or may become essential to the implementation of CDMA systems in use today. Some of our CDMA inventions include or relate to:

- *Global pilot:* The use of a common pilot channel to synchronize sub-channels in a multiple access environment;
- *Bandwidth allocation:* Techniques including multi-channel and multi-code mechanisms;
- *Power control:* Highly efficient schemes for controlling the transmission output power of terminal and base station devices, a vital feature in a CDMA system;
- Joint detection and interference cancellation techniques for reducing interference;
- Soft handover enhancement techniques between designated cells;
- Various sub-channel access and coding techniques;
- Packet data;
- Fast handoff;
- Geo-location for calculating the position of terminal users;

- Multi-user detection;
- High-speed packet data channel coding; and
- High-speed packet data delivery in a mobile environment, including enhanced uplink.

The cellular industry has ongoing initiatives aimed at technology improvements. We have engineering development projects to build and enhance our technology portfolio in many of these areas, including the LTE and LTE-Advanced projects for 3GPP radio technology, further evolution of the 3GPP WCDMA Standard (including HSPA+) and continuing improvements to the legacy GSM-EDGE Radio Access Network. The common goal is to improve the user experience and reduce the cost to operators via increased capacity, reduced cost per bit, increased data rates, improved cell-edge or coverage solutions and reduced latency. Of the above technologies, LTE is the most advanced in that it uses the newer OFDMA/MIMO. Some of our LTE inventions include or relate to:

- MIMO technologies for reducing interference and increasing data rates;
- OFDM/OFDMA/SC-FDMA;
- Power control;
- Hybrid-ARQ for fast error correction;
- Discontinuous reception for improved battery life;
- Control channel structures for efficient signaling;
- Advanced resource scheduling/allocation (bandwidth on-demand);
- Security;
- Home Node-B (femto cells);
- Relay communications for improved cell-edge performance;
- LTE receiver implementations;
- Carrier aggregation for LTE-Advanced;
- Multi-carrier HSDPA;
- Coordinated Multi-Point Communications for LTE-Advanced; and
- Machine Type Communications ("MTC").

Other Wireless Technologies

Our strong wireless background includes engineering and corporate development activities that focus on solutions that apply to other wireless market segments. These segments primarily fall within the continually expanding scope of the IEEE 802, IETF and ETSI standards. We are building a portfolio of technology related to WLAN, Wi-Fi, WMAN and the digital cellular area that includes, for example, improvements to the IEEE 802.11 PHY and MAC to increase peak data rates (i.e., IEEE 802.11n, 802.11ac, 802.11ad and future variants), handover among radio access technologies (IEEE 802.21), mesh networks (IEEE 802.11s), radio resource measurements (IEEE 802.11k), wireless network management (IEEE 802.11v), wireless network security and broadband wireless (IEEE 802.16, including WiMAX wireless technology). We are actively developing technology for newer Wi-Fi and WLAN standards focused on fast initial link setup (802.11ai), hotspot operation (WFA HOTSPOT 2.0) and the use of additional spectrum bands, such as TV-Whitespace (802.11af) and sub 1 GHz (802.11ah). We also are expanding our portfolio of technologies in areas such as M2M or MTC, mobility, spectrum management and session continuity within ETSI and IETF. In addition, we have commenced development of a portfolio related to improved video delivery, including solutions related to the ITU-T HEVC standards.

Patent-Based Revenue

We believe that companies making, importing, using or selling products compliant with the standards covered by our patent portfolio, including all manufacturers of mobile handsets, tablets and other devices, require a license under our patents and will require licenses under patents that may issue from our pending patent applications. As of the end of 2012, our licensing efforts had resulted in agreements with companies representing 63% of worldwide 3G device shipments, with an additional 22% of that market the subject of pending litigation. In 2012, we began the process of securing licensing agreements with companies shipping 4G products. We have successfully entered into licensing agreements with many of the leading mobile communications companies globally, including Apple Inc., HTC Corporation, BlackBerry and Samsung Electronics Co., Ltd., among others.

Most of our patent license agreements are structured on a royalty-bearing basis, while others are structured on a paid-up basis or a combination thereof. Upon entering into a new patent license agreement, the licensee typically agrees to pay consideration for sales made prior to the effective date of the license agreement (i.e., past sales) and also agrees to pay royalties or license fees on licensed products sold during the term of the agreement. We expect that, for the most part, new license agreements will follow this model. Almost all of our patent license agreements provide for the payment of royalties based on sales of licensed products designed to operate in accordance with particular standards (convenience-based licenses), as opposed to the payment of royalties if the manufacture, sale or use of the licensed product infringes one of our patents (infringement-based licenses).

In most cases, we recognize the revenue from per-unit royalties in the period when we receive royalty reports from licensees. In circumstances where we receive consideration for past sales, we recognize such payments as revenue in the period in which the patent license agreement is signed. Some of these patent license agreements provide for the non-refundable prepayment of royalties that are usually made in exchange for prepayment discounts. As the licensee reports sales of covered products, the royalties are calculated and either applied against any prepayment or become payable in cash or other consideration. Additionally, royalties on sales of licensed products under the license agreement become payable or applied against prepayments based on the royalty formula applicable to the particular license agreement. These formulas include flat dollar rates per unit, a percentage of sales, a percentage of sales with a per-unit cap and other similar measures. The formulas can also vary by other factors, including territory, covered standards, quantity and dates sold.

Some of our patent licenses are paid up, requiring no additional payments relating to designated sales under agreed upon conditions. Those conditions can include paid-up licenses for a period of time, for a class of products, for a number of products sold, under certain patents or patent claims, for sales in certain countries or a combination thereof. Licenses have become paid-up based on the payment of fixed amounts or after the payment of royalties for a term. With the exception of amounts allocated to past sales, we recognize revenues related to fixed amounts on a straight-line basis. Our license agreements typically contain provisions that give us the right to audit our licensees' books and records to ensure compliance with the licensees' reporting and payment obligations under those agreements. From time to time, these audits reveal underreporting or underpayments under the applicable agreements. In such cases, we seek payment for the amount owed and enter into negotiations with the licensee to resolve the discrepancy.

On January 23, 2012, we announced that the company would be adding targeted sales of portions of its large and growing patent portfolio as a revenue stream. This strategy is based on the expectation that the company's portfolio and its growth rate extend well beyond the requirements for a successful licensing program. In addition, the strategy leverages the desire from new entrants in the mobile technology space to build strong intellectual property positions to support their businesses.

In 2012, we executed two patent sales for total revenues of $384.0 million. The major part of those revenues included a $375.0 million patent transaction with Intel Corporation, involving approximately 1,700 patents and applications related to 3G, LTE and 802.11 technologies. The transaction represented approximately 8% of InterDigital's total portfolio of patents and applications at the time.

Other Potential Revenue Sources

The company's strong technology expertise and research and development team also form the basis for other potential revenue opportunities, focused around such areas as engineering services, research joint ventures and the continued development, commercialization and licensing of research and development projects that have progressed to a pre-commercial or commercial phase.

On October 23, 2012, the company announced the formation of InterDigital Solutions. This unit is focused on commercializing market-ready technologies. These include: the company's Smart Access Manager, a standards-based bandwidth management solution for operators, infrastructure companies and device manufacturers, M2M communications technology; and other advanced technologies. InterDigital Solutions' mission adds a component to leverage InterDigital's technology and team to engage in strategic engineering services engagements that supplement the company's core research while acting as new sources of revenue.

During 2012, InterDigital completed the formation of a joint venture with Sony Corporation of America. Called Convida Wireless, the joint venture combines InterDigital's advanced M2M research capabilities with Sony's consumer electronics expertise. The agreement also includes a patent license from InterDigital for Sony's sale of 3G and 4G products. The formation of Convida Wireless will provide an outlet for driving new research in the growing M2M wireless communications field.

Wireless Communications Industry Overview

The wireless communications industry continues to experience rapid growth worldwide, as well as an expansion of device types entering the market. IHS iSuppli estimates that just over 1.5 billion handsets and tablets alone were shipped in 2012 — a number that is expected to grow to more than 2 billion devices yearly in 2016 (source: IHS iSuppli, Market Data Tracker, 2012). In addition, the rate of uptake of the latest 4G technologies has been very rapid, with global LTE subscriber growth increasing 334% in 2012 over 2011 (*IHS iSuppli Consumer and Communications Market Tracker Report, August 2012*).

Global Mobile Device Shipments


2,000,000
1,800,000
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
-
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
Handsets
Mobile PCs
Tablets

Worldwide shipments of mobile handsets, PCs and tablets, 2006-2016 ('000s). Source: IHS iSuppli Connected Devices Database, Q3 2012.

Global LTE Handset Shipments


600
500
400
300
200
100
0
2010
2011
2012E
2013E
2014E
2015E
2016E

Worldwide shipments of LTE handsets, 2010-2016 ('000s). Source: IHS iSuppli Design Forecast — Mobile Handsets, H2 2012.

To achieve economies of scale and support interoperability among different participants, products for the wireless industry have typically been designed to operate in accordance with certain standards. Wireless communications standards are formal guidelines for engineers, designers, manufacturers and service providers that regulate and define the use of the radio frequency spectrum in conjunction with providing detailed specifications for wireless communications products. A primary goal of the standards is to ensure interoperability of products marketed by multiple companies. A large number of international and regional wireless Standards Development Organizations ("SDOs"), including the ITU, ETSI, TIA (USA), IEEE, ATIS (USA), TTA (Korea), ARIB (Japan) and ANSI, have responsibility for the development and administration of wireless communications standards. New standards are typically adopted with each new generation of products, are often compatible with previous generations and are defined to ensure equipment interoperability and regulatory compliance.

Standards have evolved in response to consumer demand for services and expanded capabilities of mobile devices. Cellular standards have evolved from voice-oriented services to multimedia services that exploit the higher speeds offered by newer technologies, such as 3G or, most recently, LTE (Long Term Evolution). The wireless communications industry has also made significant advances in non-cellular wireless technologies. In particular, IEEE 802.11 WLAN has gained momentum in recent years as a wireless broadband solution in the home, office and select public areas. IEEE 802.11 technology offers high-speed data connectivity through unlicensed spectra within a relatively modest operating range. The IEEE wireless standards bodies are creating sets of standards to enable higher data rates, provide coverage over longer distances, enable roaming and integrate more fully with cellular networks.

SDOs typically ask participating companies to declare formally whether they believe they hold patents or patent applications essential to a particular standard and whether they are willing to license those patents on either a royalty-bearing basis on fair, reasonable and nondiscriminatory terms or on a royalty-free basis. To manufacture, have made, sell, offer to sell or use such products on a non-infringing basis, a manufacturer or other entity doing so must first obtain a license from the holder of essential patent rights. The SDOs do not have enforcement authority against entities that fail to obtain required licenses, nor do they have the ability to protect the intellectual property rights of holders of essential patents.

InterDigital often publicly characterizes its business, including license agreements and development projects, as pertaining to standards generally characterized as 2G, 3G and/or 4G. In doing this, we generally rely on the positions of the applicable standards-setting organizations in defining the relevant standards. However, the definitions may evolve or change over time, including after we have characterized certain transactions.

Business Activities

2012 Patent Sales

On June 18, 2012, we announced that certain of our subsidiaries had entered into a definitive agreement to sell approximately 1,700 patents and patent applications, including approximately 160 issued U.S. patents and approximately 40 U.S. patent applications, to Intel Corporation for $375.0 million. The sale agreement involved patents primarily related to 3G, LTE and 802.11 technologies. Upon completion of the transaction in third quarter 2012, we recognized $375.0 million as patent sales revenue and $15.6 million as patent sales expense, which was recorded within the patent administration and licensing line on our Consolidated Statements of Income. Included in the patent sales expense was the remaining net book value of the patents sold, as well as commissions and legal and accounting services fees paid in conjunction with the sale.

We intend to pursue additional patent sale opportunities as part of our expanded strategy. However, we are unable to predict the timing and magnitude of any such sales due to the unpredictable nature of the sales cycle for such transactions.

2012 Patent Licensing Activity

In first quarter 2012, we entered into a worldwide, non-exclusive, royalty-bearing patent license agreement with u-blox AG, headquartered in Switzerland. The agreement covers various products, including wireless modules for consumer electronics and M2M devices which are designed to operate in accordance with 2G, 3G and 4G wireless technologies, including LTE and LTE-Advanced. U-blox is a leading fabless semiconductor provider of embedded position and wireless communications solutions for the consumer, industrial and automotive markets.

Also in first quarter 2012, we entered into an amendment to our worldwide, non-exclusive, royalty-bearing patent license agreement with Cinterion Wireless Modules GmbH, headquartered in Munich, Germany. This amendment expanded the scope of our existing agreement with Cinterion to include products designed to operate in accordance with 4G wireless technologies, including LTE, LTE-Advanced and WiMax standards, in addition to 2G and 3G wireless technologies. We also expanded the patent license, which previously provided coverage for M2M and PC cards, to cover modules for use in certain consumer electronic devices, such as personal computers, tablets and gaming devices. Cinterion is one of the world's leading suppliers of cellular M2M communication modules.

In first quarter 2012, we also entered into an amendment to our worldwide, non-exclusive, royalty-bearing patent license agreement with Sierra Wireless, Inc. to include a license for products designed to operate in accordance with 4G wireless technologies, including LTE, LTE-Advanced and WiMax. Based in Richmond, Canada, Sierra Wireless is a leading supplier of hardware, software and connected services for mobile lifestyles and M2M communications.

In second quarter 2012, we entered into amendments to our worldwide, non-exclusive, royalty-bearing patent license agreements with each of Acer, Inc. and Pantech Co. Ltd. The license agreements as amended include patent coverage for products not previously covered, including tablets. Both of the original license agreements covered 2G, 3G and 4G technologies when signed in 2009 (Pantech) and 2011 (Acer).

In third quarter 2012, we entered into a worldwide, non-exclusive, royalty-bearing patent license agreement with Wistron Corporation, a Taiwanese corporation. The agreement covers various products, including handsets, wireless modules, computers, tablets and other consumer electronic devices, designed to operate in accordance with 2G, 3G and 4G wireless standards, including LTE and LTE-Advanced. Wistron is a leading original design manufacturer in the laptop market.

In fourth quarter 2012, we entered into agreements that amend the terms of our worldwide, non-exclusive, royalty-bearing patent license agreements with BlackBerry and Quanta Computers, Inc., in each case to add coverage for 4G products, including LTE, LTE-Advanced and WiMax products.

Also in fourth quarter 2012, we entered into a patent license agreement with Sony Corporation of America that covers Sony's sale of 3G and 4G products.

Customers Generating Revenues Exceeding 10% of Total 2012 Revenues

Intel and Samsung comprised approximately 57% and 15% of our total 2012 revenues, respectively.

In 2009, we entered into a patent license agreement with Samsung Electronics Co., Ltd. (the "2009 Samsung PLA") covering Samsung's affiliates, including Samsung Electronics America, Inc. Under the terms of the 2009 Samsung PLA, we granted Samsung a non-exclusive, worldwide, fixed-fee royalty-bearing license covering the sale of single-mode terminal units and infrastructure designed to operate in accordance with TDMA-based 2G standards that became paid-up in 2010 and a non-exclusive, worldwide, fixed-fee royalty-bearing license covering the sale of terminal units and infrastructure designed to operate in accordance with 3G standards through 2012. The 2009 Samsung PLA superseded a binding term sheet signed in November 2008 by such parties and terminated a patent license agreement entered into between us and Samsung in 1996. The 2009 Samsung PLA also ended all litigation and arbitration proceedings then ongoing between the parties. Pursuant to the 2009 Samsung PLA, Samsung paid InterDigital $400.0 million in four equal installments over an 18-month period. Samsung paid the first two $100.0 million installments in 2009. We received the third and fourth $100.0 million installments in January 2010 and July 2010, respectively. We recognized revenue associated with the 2009 Samsung PLA on a straight-line basis over the life of the agreement. During 2012, we recognized $102.7 million of revenue associated with the 2009 Samsung PLA.

Patent Infringement and Declaratory Judgment Proceedings

From time to time, if we believe any party is required to license our patents in order to manufacture and sell certain products and such party refuses to do so, we may institute legal action against them. This legal action typically takes the form of a patent infringement lawsuit or an administrative proceeding such as a Section 337 proceeding before the United States International Trade Commission ("USITC" or the "Commission"). In a patent infringement lawsuit, we would typically seek damages for past infringement and an injunction against future infringement. In a USITC proceeding, we would seek an exclusion order to bar infringing goods from entry into the United States, as well as a cease and desist order to bar further sales of infringing goods that have already been imported into the United States. The response from the subject party can come in the form of challenges to the validity, enforceability, essentiality and/or applicability of our patents to their products. In addition, a party might file a declaratory judgment action to seek a court's declaration that our patents are invalid, unenforceable, not infringed by the other party's products or are not essential. Our response to such a declaratory judgment action may include claims of infringement. When we include claims of infringement in a patent infringement lawsuit, a favorable ruling for the company can result in the payment of damages for past sales, the setting of a royalty for future sales or issuance by the court of an injunction enjoining the manufacturer from manufacturing and/or selling the infringing product.

Contractual Arbitration Proceedings

We and our customers, in the normal course of business, may have disagreements as to the rights and obligations of the parties under the applicable agreement. For example, we could have a disagreement with a licensee as to the amount of reported sales and royalties. Our license agreements typically provide for audit rights as well as private arbitration as the mechanism for resolving disputes. Arbitration proceedings can be resolved through an award rendered by the arbitrators or by settlement between the parties. Parties to arbitration might have the right to have the award reviewed in a court of competent jurisdiction. However, based on public policy favoring the use of arbitration, it is generally difficult to have arbitration awards vacated or modified. The party securing an arbitration award may seek to have that award converted into a judgment through an enforcement proceeding. The purpose of such a proceeding is to secure a judgment that can be used for, if need be, seizing assets of the other party.

Competition

With respect to our technology development activities, we face competition from in-house development teams at other wireless device companies and semiconductor companies and wireless operators that participate in the wireless standards bodies, whose competing solutions could be adopted into the standards instead of the solutions that we set forth into the standards-setting arena.

Due to the exclusionary nature of patent rights, we do not compete, in a traditional sense, with other patent holders for licensing relationships or sale transactions. Other patent holders do not have the same rights to the inventions and technologies encompassed by our patent portfolio. In any device or piece of equipment that contains intellectual property, the manufacturer may need to obtain licenses from multiple holders of intellectual property. In licensing our patent portfolio, we compete with other patent holders for a share of the royalties, which may face practical limitations. We believe that licenses under a number of our patents are required to manufacture and sell 2G, 3G and 4G products. However, numerous companies also claim that they hold 2G, 3G and 4G patents that are or may be essential or may become essential to cellular and other wireless standards. To the extent that multiple parties all seek royalties on the same product, the manufacturers could claim to have difficulty in meeting the financial requirements of each patent holder. In the past, certain manufacturers have sought antitrust exemptions to act collectively on a voluntary basis. In addition, certain manufacturers have sought to limit aggregate licensing fees or rates for essential patents. Similarly, potential purchasers of our patents often amass patent portfolios for defensive and/or cross-licensing purposes and could choose to acquire patent assets within the same general technology space from other patent holders.

In the last several years, intellectual property has emerged as a strategically important asset class and a number of large patent acquisition transactions have taken place. As new participants have entered the wireless communications industry, the market for intellectual property has become increasingly competitive, with many large, well capitalized companies pursuing wireless patent portfolios. As we enhance our technology sourcing by supplementing our internal research and development efforts with acquisitions of intellectual property assets, we compete with such other companies over available wireless assets.

Employees

As of December 31, 2012, we had approximately 290 employees. None of our employees are represented by a collective bargaining unit.

Geographic Concentrations

We have one reportable segment. During 2012, the majority of our revenue was derived from the previously discussed patent sale to Intel, which is headquartered in the United States. The remainder of our 2012 revenue derived from a limited number of licensees based outside of the United States, primarily in Asia. These revenues were paid in U.S. dollars and were not subject to any substantial foreign exchange transaction risk. The table below lists the countries of the headquarters of our licensees and the total revenue derived from each country for the periods indicated (in thousands):

	For the Year Ended December 31,		
	2012	2011	2010
United States	$406,950	$ 13,719	$ 18,953
Korea	118,078	118,078	175,614
Canada	40,667	54,728	38,820
Taiwan	40,394	43,993	21,559
Japan	39,558	61,594	121,113
China	9,246	688	6,305
Germany	3,470	5,439	10,292
Other Europe	4,700	3,461	1,877
Other Asia	—	42	12
Total	$663,063	$301,742	$394,545

At December 31, 2012, 2011 and 2010, we held $185.4 million, or nearly 100%, $146.0 million, or nearly 100%, and $138.4 million, or 99%, respectively, of our property and equipment and patents in the United States net of accumulated depreciation and amortization. At December 31, 2012, 2011 and 2010, we also held $0 million, $0.1 million and $0.2 million, respectively, of property and equipment, net of accumulated depreciation, in Canada.

Corporate Information

The ultimate predecessor company of InterDigital, Inc. was incorporated in 1972 under the laws of the Commonwealth of Pennsylvania and conducted its initial public offering in November 1981. Our corporate headquarters and administrative offices are located in Wilmington, Delaware, USA. Our research and technology development centers are located in the following locations: King of Prussia, Pennsylvania, USA; Melville, New York, USA; San Diego, California, USA; and Montreal, Quebec, Canada.

Our Internet address is *www.interdigital.com*, where, in the "Investors" section, we make available, free of charge, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, certain other reports and filings required to be filed under the Securities Exchange Act of 1934, as amended, and all amendments to those reports or filings as soon as reasonably practicable after such material is electronically filed with or furnished to the United States Securities and Exchange Commission. The information contained on or connected to our website is not incorporated by reference into this Form 10-K.

Item 1A. *RISK FACTORS.*

We face a variety of risks that may affect our business, financial condition, operating results, the trading price of our common stock, or any combination thereof. You should carefully consider the following information and the other information in this Form 10-K in evaluating our business and prospects and before making an investment decision with respect to our common stock. If any of these risks were to occur, our business, financial condition, results of operations or prospects could be materially and adversely affected. In such an event, the market price of our common stock could decline and you could lose all or part of your investment. The risks and uncertainties we describe below are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also affect our business.

Risks Related to Our Business

Rulings in third party legal proceedings, increased scrutiny by antitrust authorities, the outcome of potential patent legislation, USPTO rule changes and international patent rule changes may affect our strategies for patent prosecution, licensing and enforcement and may increase our costs of doing business.

The potential effect of rulings in legal proceedings among third parties may affect our strategies for patent prosecution, licensing and enforcement. In addition, domestic and foreign antitrust authorities have recently increased their scrutiny of the use of standard essential patents in the mobile wireless industry, including the enforcement of such patents against competitors. Such scrutiny may lead to an increase in antitrust inquiries and/or enforcement actions and/or impact the availability of injunctive and monetary relief, which may adversely affect our strategies for patent prosecution, licensing and enforcement and increase our costs of operation. Finally, changes to certain U.S. and international patent laws, rules and regulations may occur in the future, some or all of which may affect our costs, the scope of future patent coverage we secure and remedies we may be entitled to in patent litigation and may require us to reevaluate and modify our patent prosecution, licensing and enforcement strategies. We continue to monitor and evaluate our strategies for prosecution, licensing and enforcement with regard to these developments; however, any resulting change in such strategies may have an adverse impact on our business and financial condition.

Setbacks in defending and enforcing our patent rights could cause our revenue and cash flow to decline.

Major telecommunications equipment manufacturers have challenged, and we expect will continue to challenge, the infringement, validity and enforceability of certain of our patents. In some instances, certain of our patent claims could be substantially narrowed or declared invalid, unenforceable, not essential or not infringed. We cannot assure that the validity and enforceability of our patents will be maintained or that our patents will be determined to be applicable to any particular product or standard. Moreover, third parties could attempt to circumvent certain of our patents through design changes. Any significant adverse finding as to the validity, enforceability or scope of certain of our patents and/or any successful design-around of certain patents could result in the loss of patent licensing revenue from existing licensees, through termination or modification of agreements or otherwise and could substantially impair our ability to secure new patent licensing arrangements, either at all or on beneficial terms.

Our recently announced plans to broaden our revenue sources through enhanced technology sourcing, commercializing our market-ready technologies and research capabilities and pursuing patent licensing partnerships and patent sales may not be successful and could cause our revenue and cash flow to decline.

On January 23, 2012, we announced that we had expanded our business plan to include patent sales and patent licensing partnerships as additional vehicles to generate revenue. On October 23, 2012, we announced a further expansion of our business strategy by enhancing our technology sourcing and establishing a business unit dedicated to monetizing the company's market-ready technologies and research capabilities. There is no guarantee that we will succeed in acquiring technology and patents or partnering with inventors and research organizations to contribute new areas to our existing portfolio of intellectual property. Also, our technology development activities may experience delays, or the markets for our technology solutions may fail to materialize to the extent or at the rate we expect, each of which could reduce our opportunities for technology sales and licensing and could materially adversely affect our long-term business, financial condition and operating results. There is no guarantee that we will succeed in our pursuit of select patent licensing partnerships or additional patent sales, and, if we are successful, there is no guarantee that the revenue and cash flow generated through such patent sales or licensing partnerships will be greater than the revenue and cash flow we would have generated if we had retained and licensed the patents ourselves. In addition, potential licensees may be reluctant to enter into new patent license agreements, and current licensees may be reluctant to renew their agreements, either at all or on terms acceptable to the company, based on the belief that we plan to sell some of the patents we are asking them to license, which could ultimately cause our revenue and cash flow to decline.

Challenges relating to our ability to enter into new license agreements could cause our revenue and cash flow to decline.

We face challenges in entering into new patent license agreements. The most significant challenge we face is that most potential licensees do not voluntarily seek to enter into license agreements with us before they commence manufacturing and/or selling devices that use our patented inventions. As a result, we must approach companies that are reluctant to take licenses and attempt to establish license agreements with them. The process of identifying potential users of our inventions and negotiating license agreements with reluctant prospective licensees requires significant time, effort and expense. Once discussions with unlicensed companies have commenced, we face the additional challenges imposed by the significant negotiation issues that arise from time to time. Given these challenges relating to our ability to enter into new license agreements, we cannot assure that all prospective licensees will be identified or, if they are identified, will be persuaded during negotiations to enter into a patent license agreement with us, either at all or on terms acceptable to us, and, as a result, our revenue and cash flow could materially decline. In addition, the length of time required to negotiate a license agreement leads to delays in the receipt of the associated revenue stream, which could also cause our revenue and cash flow to decline.

Due to the nature of our business, we could be involved in a number of costly litigation, arbitration and administrative proceedings to enforce our intellectual property rights.

While some companies seek licenses before they commence manufacturing and/or selling devices that use our patented inventions, most do not. Consequently, we approach companies and seek to establish license agreements for using our inventions. We expend significant time and effort identifying potential users of our inventions and negotiating license agreements with companies that may be reluctant to take licenses. However, if we believe that a third party is required to take a license to our patents in order to manufacture, sell, offer for sale, import, or use products, we may commence legal or administrative action against the third party if they refuse to enter into a license agreement with us. In turn, we could face counterclaims that challenge the essential nature of our patents, that our patents are invalid, unenforceable or not infringed or that our royalty rates are other than fair, reasonable and nondiscriminatory. As a result of enforcing our patents, we could be subject to significant legal fees and costs, including the costs and fees of opposing counsel in certain jurisdictions if we are unsuccessful. In addition, litigation, arbitration and administrative proceedings require significant key employee involvement for significant periods of time, which could divert these employees from other business activities.

In addition, the cost of enforcing and defending our intellectual property has been and may continue to be significant. Litigation may be required to enforce our intellectual property rights, protect our trade secrets, enforce patent license and confidentiality agreements or determine the validity, enforceability and scope of proprietary rights of others. In addition, third parties could commence litigation against us seeking to invalidate our patents or obtain a determination that our patents are not infringed, are not essential, are invalid or are unenforceable. As a result of any such litigation, we could lose our proprietary rights or incur substantial unexpected operating costs. Any action we take to protect our intellectual property rights could be costly and could require significant amounts of time by key members of executive management and other personnel.

Our revenue may be affected by the deployment of 4G or other technologies in place of 2G and 3G technologies or by the need to extend or modify certain existing license agreements to cover subsequently issued patents.

Although we own a growing portfolio of issued and pending patents related to 4G and non-cellular technologies, our patent portfolio licensing program in these areas is less established and may not be as successful in generating licensing income as our 2G and 3G licensing programs. Many wireless operators have selected LTE (or, to a lesser extent, WiMAX) as next-generation technologies for deployment in existing or future spectrum bands as complementary to their existing 2G or 3G networks. Although we believe that certain of our technology is, may be or may become essential to LTE and WiMAX standards, we may not be as successful in licensing 4G products as we have been in licensing 2G and 3G products or we may not achieve a level of royalty revenues on such 4G products that is comparable to that we have historically received on 2G and 3G products.

The licenses that we grant under our patent license agreements typically only cover products designated to operate in accordance with specified cellular technologies and that were manufactured or deployed or soon to be manufactured or deployed at the time of entry into the agreement. As a result, most of our current patent license agreements cover products designed to operate in accordance with 2G and/or 3G Standards but do not cover products designed to operate in accordance with 4G Standards. Also, we have patent license agreements with licensees that now offer for sale types of products that were not sold by such licensees at the time the patent license agreements were entered into and, thus, are not licensed by us. We do not derive patent licensing revenue from the sale of products by our licensees that are not covered by a patent license agreement. In order to grant a patent license for any such products, we will need to extend or modify our patent license agreements or enter into new license agreements with such licensees. We may not be able to modify these license agreements on financial terms acceptable to us, without affecting the other material terms and conditions of our license agreements with such licensees or at all. Further, such modifications may adversely affect our revenue on the sale of products covered by the license prior to modification.

Our revenue and cash flow are dependent upon our licensees' sales and market conditions and other factors that are beyond our control or are difficult to forecast.

A significant portion of our licensing revenues are running royalty-based and dependent on sales by our licensees that are outside our control and that could be negatively affected by a variety of factors, including global and/or country-specific economic conditions, country-specific natural disasters impacting licensee manufacturing and sales, buying patterns of end users, competition for our licensees' products and any decline in the sale prices our licensees receive for their covered products. In addition, our operating results also could be affected by general economic and other conditions that cause a downturn in the market for the licensees of our products or technologies. Our revenue and cash flow also could be affected by (i) the unwillingness of any licensee to satisfy all of their royalty obligations on the terms or within the timeframe we expect or a decline in the financial condition of any licensee or (ii) the failure of sales to meet market forecasts due to global economic conditions, political instability, natural disasters, competitive technologies or otherwise. It is also difficult to predict the timing and amount of licensing revenue associated with past infringement and new licenses and the timing, nature or amount of revenues associated with strategic relationships. The foregoing factors are difficult to forecast and could adversely affect both our quarterly and annual operating results and financial condition. In addition, some of our patent license agreements provide for fixed payments or prepayments that cover our licensees' future sales for a specified period and reduce future cash receipts from those licensees. As a result, our cash flow has historically fluctuated from period to period. Depending upon the payment structure of any new patent license agreements into which we may enter, such cash flow fluctuations may continue in the future.

Royalty rates could decrease for future license agreements.

Royalty payments to us under future license agreements could be lower than anticipated. Certain licensees and others in the wireless industry, individually and collectively, are demanding that royalty rates for patents be lower than historic royalty rates. There is also increasing downward pricing pressure on certain products, including handsets, that we believe implement our patented inventions and some of our royalty rates are tied to the pricing of handsets. In addition, a number of other companies also claim to hold patents that are essential with respect to products for the cellular market. The increasing pricing pressure, as well as the number of patent holders seeking royalties on their cellular technologies, could result in a decrease in the royalty rates we receive for use of our patented inventions, thereby decreasing future revenue and cash flow.

Our revenues are derived primarily from a limited number of licensees or customers.

The mobile device market is very concentrated. As a result, we earn a significant amount of our revenues from a limited number of licensees or customers, and we expect that a significant portion of our revenues will continue to come from a limited number of licensees for the foreseeable future. For example, in 2012, Intel and Samsung comprised approximately 57% and 15% of our total revenues, respectively. In the event that one or more of our significant licensees or customers fail to meet their payment or reporting obligations under their respective license agreements, we are unable to renew one or more of such license agreements upon expiration or our revenues from these licensees significantly decline, our future revenue and cash flow could be materially adversely affected.

We depend on key senior management, engineering, patent and licensing resources.

Our future success depends largely upon the continued service of our directors, executive officers and other key management and technical personnel. Our success also depends on our ability to continue to attract, retain and motivate qualified personnel with specialized patent, licensing, engineering and other skills. The market for such talent in our industry is extremely competitive. In particular, competition exists for qualified individuals with expertise in patents and in licensing and with significant engineering experience in cellular and air interface technologies. Our ability to attract and retain qualified personnel could be affected by any adverse decisions in any litigation or arbitration, by our ability to offer competitive cash and equity compensation and work environment conditions and by the geographic location of our various offices. The failure to attract and retain such persons with relevant and appropriate experience could interfere with our ability to enter into new license agreements and undertake additional technology and product development efforts, as well as our ability to meet our strategic objectives.

Delays in renewing or an inability to renew existing license agreements could cause our revenue and cash flow to decline.

Many of our license agreements have fixed terms. We endeavor to renew license agreements with fixed terms prior to the expiration of the license agreements and, due to various factors, including the technology and business needs and competitive positions of our licensees and, at times, reluctance on the part of our licensees to participate in renewal discussions, we may not be able to renegotiate the license agreements on acceptable terms before the expiration of the license agreement, on acceptable terms after the expiration of the license agreement, or at all. If there is a delay in renegotiating and renewing a license agreement prior to its expiration, there could be a gap in time during which we may be unable to recognize revenue from that licensee or we may be forced to renegotiate and renew the license agreement on terms that are more favorable to such licensee, and, as a result, our revenue and cash flow could be materially adversely affected. In addition, if we fail to renegotiate and renew our license agreements at all, we could lose existing licensees, and our revenue and cash flow could be materially adversely affected. For example, the 3G portion of our patent license agreement with Samsung expired at the end of 2012. If we are unable to renew this agreement at all or on acceptable terms, our revenue would be adversely affected.

Changes to our tax assets or liabilities could have an adverse effect on our consolidated financial condition or results of operations.

The calculation of tax assets and liabilities involves significant judgment in estimating the impact of uncertainties in the application of complex tax laws. We are subject to examinations by the Internal Revenue Service (IRS) and other taxing jurisdictions on various tax matters, including challenges to various positions we assert in our filings and foreign tax liability and withholding. With our January 1, 2007 adoption of the guidance for accounting for uncertainty in income taxes, certain tax contingencies are recognized when they are determined to be more likely than not to occur. Although we believe we have adequately recorded tax assets and accrued for tax contingencies that meet this criterion, we may not fully recover our tax assets or may be required to pay taxes in excess of the amounts we have accrued. As of December 31, 2012 and 2011, there were certain tax contingencies that did not meet the applicable criteria to record an accrual. In the event that the IRS or another taxing jurisdiction levies an assessment in the future, it is possible the assessment could have an adverse effect on our consolidated financial condition or results of operations.

Our technologies may not be become patented, adopted by wireless standards or widely deployed.

We invest significant resources in the development of advanced wireless technology and related solutions. However, certain of our inventions that we believe will be employed in current and future products, including 4G products, are the subject of patent applications where no patent has been issued to us yet by the relevant patent issuing authorities. There is no assurance that these applications will issue as patents, either at all or with claims that would be required by products in the market currently or in the future. Our investments may not be recoverable or may not result in meaningful revenue if a sufficient number of our technologies are not patented and adopted by the relevant Standards or if products based on the technologies in which we invest are not widely deployed. Competing digital wireless technologies could reduce the opportunities for the adoption or deployment of technologies we develop. If the technologies in which we invest do not become patented or are not adopted by the relevant Standards or deployed in the mainstream markets, at all or at the rate or within time periods we expect, or if we are unable to secure partner support for our technologies, our business, financial condition and operating results could be adversely affected.

It can be difficult for us to verify royalty amounts owed to us under our licensing agreements, and this may cause us to lose potential revenue.

The standard terms of our license agreements require our licensees to document the sale of licensed products and report this data to us on a quarterly basis. Although our standard license terms give us the right to audit books and records of our licensees to verify this information, audits can be expensive, time consuming, incomplete and subject to dispute. From time to time, we audit certain of our licensees to verify independently the accuracy of the information contained in their royalty reports in an effort to decrease the likelihood that we will not receive the royalty revenues to which we are entitled under the terms of our license agreements, but we cannot give assurances that these audits will be numerous enough and/or effective to that end.

Consolidation in the wireless communications industry could adversely affect our business.

The wireless communications industry has experienced consolidation of participants and sales of participants or their businesses, and these trends may continue. Any concentration or sale within the wireless industry may reduce the number of licensing opportunities or, in some instances, result in the reduction, loss or elimination of existing royalty obligations. Further, if wireless carriers consolidate with companies that utilize technologies that are competitive with our technologies or that are not covered by our patents, we could lose market opportunities, which could negatively impact our revenues and financial condition.

We face risks from doing business in international markets.

A significant portion of our licensees are international, and our licensees sell their products to markets throughout the world. Accordingly, we could be subject to the effects of a variety of uncontrollable and changing factors, including, but not limited to: difficulty in protecting our intellectual property in foreign jurisdictions; enforcing contractual commitments in foreign jurisdictions or against foreign corporations; government regulations, tariffs and other applicable trade barriers; currency control regulations and variability in the value of the U.S. dollar against foreign currency; social, economic and political instability; natural disasters, acts of terrorism, widespread illness and war; potentially adverse tax consequences; and general delays in remittance of and difficulties collecting non-U.S. payments. In addition, we also are subject to risks specific to the individual countries in which we and our licensees do business.

Our industry is subject to rapid technological change, uncertainty and shifting market opportunities.

Our success depends, in part, on our ability to define and keep pace with changes in industry standards, technological developments and varying customer requirements. Changes in industry standards and needs could adversely affect the development of, and demand for, our technology, rendering our technology currently under development obsolete and unmarketable. The patents and applications comprising our portfolio have fixed terms, and, if we fail to anticipate or respond adequately to these changes through the development or acquisition of new patentable inventions, patents or other technology, we could miss a critical market opportunity, reducing or eliminating our ability to capitalize on our patents, technology solutions or both.

The high amount of capital required to obtain radio frequency licenses, deploy and expand wireless networks and obtain new subscribers could slow the growth of the wireless communications industry and adversely affect our business.

Our growth is dependent upon the increased use of wireless communications services that utilize our technology. In order to provide wireless communications services, wireless operators must obtain rights to use specific radio frequencies. The allocation of frequencies is regulated in the United States and other countries throughout the world, and limited spectrum space is allocated to wireless communications services. Industry growth may be affected by the amount of capital required to obtain licenses to use new frequencies, deploy wireless networks to offer voice and data services, expand wireless networks to grow voice and data services and obtain new subscribers. The significant cost of licenses, wireless networks and subscriber additions may slow the growth of the industry if wireless operators are unable to obtain or service the additional capital necessary to implement or expand advanced wireless networks. The growth of our business could be adversely affected if this occurs.

Market projections and data are forward-looking in nature.

Our strategy is based on our own projections and on analyst, industry observer and expert projections, which are forward-looking in nature and are inherently subject to risks and uncertainties. The validity of their and our assumptions, the timing and scope of wireless markets, economic conditions, customer buying patterns, timeliness of equipment development, pricing of products, growth in wireless telecommunications services that would be delivered on wireless devices and availability of capital for infrastructure improvements could affect these predictions. In addition, market data upon which we rely is based on third party reports that may be inaccurate. The inaccuracy of any of these projections and/or market data could adversely affect our operating results and financial condition.

The markets for our technology solutions may fail to materialize in the manner we expect.

We are positioning our current development projects for the evolving advanced digital wireless markets. Certain of these markets may continue to develop at a slower rate or pace than we expect and may be of a smaller size than we expect. In addition, there could be fewer applications for our technology and products than we expect. The development of advanced wireless markets also could be affected by general economic conditions, customer buying patterns, timeliness of equipment development, pricing of advanced wireless infrastructure and mobile devices, rate of growth in telecommunications services and the availability of capital for, and the high cost of, radio frequency licenses and infrastructure improvements. Failure of the markets for our technologies and/or our products to materialize to the extent or at the rate we expect could reduce our opportunities for sales and licensing and could materially adversely affect our long-term business, financial condition and operating results.

We face competition from companies developing other or similar technologies.

We face competition from companies, including the in-house development teams at wireless device and semiconductor manufacturing companies and operators, developing other and similar technologies that are competitive with our solutions that we may set forth into the standards-setting arena. Due to competing solutions, our solutions may not be adopted by the relevant standards. In addition, in licensing our patent portfolio, we may compete with other companies, many of whom also claim to hold essential patents, for a share of the available royalties. In any device or piece of equipment that contains intellectual property, the manufacturer may need to obtain a license from multiple holders of intellectual property. To the extent that multiple parties all seek royalties on the same product, the manufacturers could claim to have difficulty in meeting the financial requirements of each patent holder.

Our technology development activities may experience delays.

We may experience technical, financial, resource or other difficulties or delays related to the further development of our technologies. Delays may have adverse financial effects and may allow competitors with comparable technology offerings to gain an advantage over us in the Standards setting arena. There can be no assurance that we will continue to have adequate staffing or that our development efforts will ultimately be successful. Moreover, certain of our technologies have not been fully tested in commercial use, and it is possible that they may not perform as expected. In such cases, our business, financial condition and operating results could be adversely affected, and our ability to secure new licensees and other business opportunities could be diminished.

We rely on relationships with third parties to develop and deploy technology solutions.

Successful exploitation of our technology solutions is partially dependent on the establishment and success of relationships with equipment producers and other industry participants. Delays or failure to enter into licensing or other relationships to facilitate technology development efforts or delays or failure to enter into technology licensing agreements to secure integration of additional functionality could impair our ability to introduce into the market portions of our technology and resulting products, cause us to miss critical market windows or impair our ability to remain competitive.

We may engage in acquisitions or other strategic transactions or make investments that could result in significant changes or management disruption and fail to enhance shareholder value.

We continue to evaluate and may acquire businesses, technology and/or intellectual property, enter into joint ventures or other strategic transactions and purchase equity and debt securities in other entities, including minority equity interests and corporate bonds/notes in publicly traded and privately held companies. In some cases, such strategic investments may serve as consideration for a license in lieu of cash royalties. Most strategic investments entail a high degree of risk and will not become liquid until more than one year from the date of investment, if at all. Acquisitions or strategic investments may not generate financial returns or result in increased adoption or continued use of our technologies. In addition, other investments may not generate financial returns or may result in losses due to market volatility, the general level of interest rates and inflation expectations. We could make strategic investments in early-stage companies, which require us to consolidate or record our share of the earnings or losses of those companies. Our share of any such losses may adversely affect our financial results until we exit from or reduce our exposure to these investments.

Achieving the anticipated benefits of acquisitions depends in part upon our ability to integrate the acquired businesses in an efficient and effective manner. The integration of acquired companies or businesses may result in significant challenges, and we may be unable to accomplish the integration smoothly or successfully. We cannot assure you that the integration of acquired businesses, technology and/or intellectual property with our business will result in the realization of the full benefits we anticipate to result from such acquisitions. We may not derive any commercial value from the acquired technology, products and intellectual property or from future technologies and products based on the acquired technology and/or intellectual property, and we may be subject to liabilities that are not covered by the indemnification protection we may obtain.

Changes in financial accounting standards or policies may affect our reported financial condition or results of operations.

From time to time the Financial Accounting Standards Board (the "FASB") and the SEC change their guidance governing the form and content of our external financial statements. In addition, accounting standard setters and those who interpret U.S. generally accepted accounting principles ("GAAP"), such as the FASB and the SEC may change or even reverse their previous interpretations or positions with regard to how these standards should be applied. A change in accounting principles or their interpretation can have a significant effect on our reported results. In certain cases, the company could be required to apply new or revised guidance retroactively or apply existing guidance differently. For example, in November 2011, the FASB and International Accounting Standards Board released an updated exposure draft, *Revenue from Contracts with Customers*, which, if it becomes final, could significantly impact the timing of revenue recognition for new and existing contracts with licensees. This and other potential changes in reporting standards could substantially change our reporting practices in a number of areas, including revenue recognition and recording of assets and liabilities, and affect our reported financial condition or results of operations.

Currency fluctuations could negatively affect future product sales or royalty revenues or increase the U.S. dollar cost of our activities and international strategic investments.

We are exposed to risk from fluctuations in currencies, which may change over time as our business practices evolve, that could impact our operating results, liquidity and financial condition. We operate and invest globally. Adverse movements in currency exchange rates may negatively affect our business due to a number of situations, including the following:

- If the effective price of products sold by our licensees were to increase as a result of fluctuations in the exchange rate of the relevant currencies, demand for the products could fall, which in turn would reduce our royalty revenues.
- Assets or liabilities of our consolidated subsidiaries may be subject to the effects of currency fluctuations, which may affect our reported earnings. Our exposure to foreign currencies may increase as we expand into new markets.
- Certain of our operating and investing costs, such as foreign patent prosecution, are based in foreign currencies. If these costs are not subject to foreign exchange hedging transactions, strengthening currency values in selected regions could adversely affect our near-term operating expenses, investment costs and cash flows. In addition, continued strengthening of currency values in selected regions over an extended period of time could adversely affect our future operating expenses, investment costs and cash flows.

Our engineering services business could subject us to specific costs and risks that we might fail to manage adequately.

We derive a portion of our revenues from engineering services. Any mismanagement of, or negative development in, a number of areas, including, among others, the perceived value of our intellectual property portfolio, our ability to convince customers of the value of our engineering services and our reputation for performance under our service contracts, could cause our revenues from engineering services to decline, damage our reputation and harm our ability to attract future licensees, which would in turn harm our operating results. If we fail to deliver as required under our service contracts, we could lose revenues and become subject to liability for breach of contract. We need to monitor these services adequately in order to ensure that we do not incur significant expenses without generating corresponding revenues. Our failure to monitor these services adequately may harm our business, financial position, results of operations or cash flows.

If wireless handsets are perceived to pose health and safety risks, demand for products of our licensees could decrease.

Media reports and certain studies have suggested that radio frequency emissions from wireless handsets may be linked to health concerns, such as brain tumors, other malignancies and genetic damage to blood, and may interfere with electronic medical devices, such as pacemakers, telemetry and delicate medical equipment. Growing concerns over radio frequency emissions, even if unfounded, could discourage the use of wireless handsets and cause a decrease in demand for the products of our licensees. In addition, concerns over safety risks posed by the use of wireless handsets while driving and the effect of any resulting legislation could reduce demand for the products of our licensees.

Risks Relating to Our Common Stock and the Notes

The price of our common stock is volatile and may decline regardless of our operating performance.

Historically, we have had large fluctuations in the price of our common stock, and such fluctuations could continue. From January 4, 2010 to February 22, 2013, the trading price of our common stock has ranged from a low of $22.30 per share to a high of $82.50 per share. The market price for our common stock is volatile and may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

- the public's response to press releases or other public announcements by us or third parties, including our filings with the SEC and announcements relating to licensing, technology development, litigation, arbitration and other legal proceedings in which we are involved and intellectual property impacting us or our business;
- announcements concerning strategic transactions, such as spin-offs, joint ventures and acquisitions or divestitures;
- the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
- changes in financial estimates or ratings by any securities analysts who follow our common stock, our failure to meet these estimates or failure of those analysts to initiate or maintain coverage of our common stock;
- investor perceptions as to the likelihood of achievement of near-term goals;
- changes in market share of significant licensees;
- changes in operating performance and stock market valuations of other wireless communications companies generally; and
- market conditions or trends in our industry or the economy as a whole.

In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Our increased indebtedness could adversely affect our business, financial condition and results of operations and our ability to meet our payment obligations under such indebtedness.

Our total consolidated long-term debt as of December 31, 2012 was approximately $200.4 million. This level of debt could have significant consequences on our future operations, including:

- making it more difficult for us to meet our payment and other obligations under our 2.50% senior convertible notes due 2016 (the "Notes");
- reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes, and limiting our ability to obtain additional financing for these purposes;
- limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy; and
- placing us at a competitive disadvantage compared to our competitors that have less debt or are less leveraged.

Any of the above-listed factors could have an adverse effect on our business, financial condition and results of operations and our ability to meet our payment obligations under the Notes.

Our ability to meet our payment and other obligations under the Notes depends on our ability to generate significant cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control. We cannot assure you that our business will generate cash flow from operations, or that future borrowings will be available to us, in an amount sufficient to enable us to meet our payment obligations under the Notes and to fund other liquidity needs. If we are not able to generate sufficient cash flow to service our debt obligations, we may need to refinance or restructure our debt, including the Notes, sell assets, reduce or delay capital investments, or seek to raise additional capital. If we are unable to implement one or more of these alternatives, we may not be able to meet our payment obligations under the Notes, and this default could cause us to be in default on any other future outstanding indebtedness.

Our stockholders may not receive the level of dividends provided for in our dividend policy or any dividend at all, and any decrease in or suspension of the dividend could cause our stock price to decline.

Our initial dividend policy, adopted and announced in December 2010, contemplates the payment of a regular quarterly cash dividend of $0.10 per share on our outstanding common stock. We expect to continue to pay quarterly cash dividends on our common stock at the rate set forth in our current dividend policy. However, the dividend policy and the payment and timing of future cash dividends under the policy are subject to the final determination each quarter by our Board of Directors that (i) the dividend will be made in compliance with laws applicable to the declaration and payment of cash dividends, including Section 1551(b) of the Pennsylvania Business Corporation Law, and (ii) the policy remains in our best interests, which determination will be based on a number of factors, including our earnings, financial condition, capital resources and capital requirements, alternative uses of capital, restrictions imposed by any existing debt, economic conditions and other factors considered relevant by the Board of Directors. Given these considerations, our Board of Directors may increase or decrease the amount of the dividend at any time and may also decide to vary the timing of or suspend or discontinue the payment of cash dividends in the future. Any decrease in the amount of the dividend, or suspension or discontinuance of payment of a dividend, could cause our stock price to decline.

If securities or industry analysts fail to continue publishing research about our business, our stock price and trading volume could decline.

The trading market for our common stock is influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

The convertible note hedge transactions and warrant transactions that we entered into in connection with the offering of the Notes may affect our earnings per share and/or the market price for our common stock.

In connection with the offering of the Notes, we entered into convertible note hedge transactions with an affiliate of the initial purchaser (the "option counterparty"). We also sold warrants to the option counterparty. These transactions have been accounted for as an adjustment to our shareholders' equity. The convertible note hedge transactions are expected to reduce the potential equity dilution upon conversion of the Notes. The warrants will have a dilutive effect to the extent that the market value per common share of our common stock, as measured under the warrants, exceeds the strike price of the warrants at the time the warrants are exercisable.

In connection with establishing its initial hedge of these transactions, the option counterparty (and/or an affiliate thereof) purchased our common stock in open market transactions and/or privately negotiated transactions and/or entered various cash-settled derivative transactions with respect to our common stock concurrently with, or shortly after, the pricing of the Notes. The option counterparty (and/or an affiliate thereof) may modify its hedge positions from time to time (including during any conversion period related to a conversion of the Notes) by entering into or unwinding various derivative transactions with respect to our common stock and/or by purchasing or selling our common stock in open market transactions and/or privately negotiated transactions. The effect, if any, of any of these transactions and activities on the market price of our common stock will depend in part on market conditions and cannot be ascertained at this time, but any of these activities could adversely affect the market price of our common stock.

Future sales or other dilution of our equity could depress the market price of our common stock.

Sales of our common stock in the public market, or the perception that such sales could occur, could negatively impact the market price of our common stock. We also have several institutional stockholders that own significant blocks of our common stock. If one or more of these stockholders were to sell large portions of their holdings in a relatively short time, for liquidity or other reasons, the prevailing market price of our common stock could be negatively affected.

Under certain circumstances, shares of our common stock could be issued upon conversion of the Notes, which would dilute the ownership interest of our existing stockholders. In addition, the issuance of additional common stock, or issuances of securities convertible into or exercisable for our common stock or other equity linked securities, including preferred stock or warrants, would dilute the ownership interest of our common stockholders and could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities.

Approved stock repurchase programs may not result in a positive return of capital to stockholders.

Our board-approved stock repurchase program may not return value to stockholders because the market price of the stock may decline significantly below the levels at which we repurchased shares of stock. Stock repurchase programs are intended to deliver stockholder value over the long term, but stock price fluctuations can reduce the effectiveness of such programs.

Provisions of the Notes could discourage an acquisition of us by a third party.

Certain provisions of the Notes could make it more difficult or more expensive for a third party to acquire us. Upon the occurrence of certain transactions constituting a fundamental change, including the sale of all or substantially all of our assets, holders of the Notes will have the right, at their option, to require us to repurchase all of their Notes or any portion of the principal amount of such Notes. We may also be required to issue additional shares upon conversion in the event of certain fundamental change transactions. These provisions could limit the price that some investors might be willing to pay in the future for shares of our common stock and could have the effect of discouraging delaying or preventing an acquisition of us by a third party.

We are subject to counterparty risk with respect to the convertible note hedge transactions.

The option counterparty is a financial institution or the affiliate of a financial institution, and we will be subject to the risk that the option counterparty may default or otherwise fail to perform, or may exercise certain rights to terminate their obligations, under the convertible note hedge transactions. Our exposure to the credit risk of the option counterparty will not be secured by any collateral. Recent global economic conditions have resulted in the actual or perceived failure or financial difficulties of many financial institutions. If the option counterparty becomes subject to insolvency proceedings, we will become an unsecured creditor in those proceedings with a claim equal to our exposure at that time under the convertible note hedge transactions. Our exposure will depend on many factors but, generally, the increase in our exposure will be correlated to the increase in our common stock market price and in volatility of our common stock. In addition, upon a default by the option counterparty, we may suffer adverse tax consequences and dilution with respect to our common stock. We can provide no assurance as to the financial stability or viability of the option counterparty.

Item 1B. *UNRESOLVED STAFF COMMENTS.*

None.

Item 2. *PROPERTIES.*

Our research and development activities are conducted in facilities located in King of Prussia, Pennsylvania, USA, Melville, New York, USA, San Diego, California, USA, and Montreal, Quebec, Canada. We own the facility located in King of Prussia, Pennsylvania, which consists of approximately 52,000 square feet of administrative office and research space. We are a party to a lease, scheduled to expire in February 2020, for approximately 44,810 square feet of administrative office and research space in Melville, New York. In addition, we are a party to a lease, scheduled to expire in June 2016, for approximately 14,242 square feet of administrative office and research space in Montreal, Quebec. We are a party to another lease, scheduled to expire in April 2018, for approximately 11,759 square feet of administrative office and research space in San Diego, California. Finally, we are a party to a lease, scheduled to expire in November 2022, for approximately 36,182 square feet of office space in Wilmington, Delaware, which houses our corporate headquarters.

Item 3. *LEGAL PROCEEDINGS.*

Samsung, Nokia, Huawei and ZTE 2013 USITC Proceeding (337-TA-868) and Related Delaware District Court Proceedings

On January 2, 2013, the company's wholly owned subsidiaries InterDigital Communications, Inc., InterDigital Technology Corporation, IPR Licensing, Inc. and InterDigital Holdings, Inc. filed a complaint with the USITC against Samsung Electronics Co., Ltd., Samsung Electronics America, Inc. and Samsung Telecommunications America, LLC, Nokia Corporation and Nokia Inc., Huawei Technologies Co., Ltd., Huawei Device USA, Inc. and FutureWei Technologies, Inc. d/b/a Huawei Technologies (USA) and ZTE Corporation and ZTE (USA) Inc. (collectively, the "337-TA-868 Respondents"), alleging violations of Section 337 of the Tariff Act of 1930 in that they engaged in unfair trade practices by selling for importation into the United States, importing into the United States and/or selling after importation into the United States certain 3G and 4G wireless devices (including WCDMA-, cdma2000- and LTE-capable mobile phones, USB sticks, mobile hotspots, laptop computers and tablets and components of such devices) that infringe one or more of up to seven of InterDigital's U.S. patents. The complaint also extends to certain WCDMA and cdma2000 devices incorporating WiFi functionality. InterDigital's complaint with the USITC seeks an exclusion order that would bar from entry into the United States infringing 3G or 4G wireless devices (and components), including LTE devices, that are imported by or on behalf of the 337-TA-868 Respondents, and also seeks a cease-and-desist order to bar further sales of infringing products that have already been imported into the United States. Certain of the asserted patents have been asserted against Nokia, Huawei and ZTE in earlier pending USITC proceedings (including the Nokia, Huawei and ZTE 2011 USITC Proceeding (337-TA-800) and the Nokia 2007 USITC Proceeding (337-TA-613), as set forth below) and therefore are not being asserted against those 337-TA-868 Respondents in this investigation. On February 6, 2013, the Administrative Law Judge ("ALJ") overseeing the proceeding issued an order setting a target date of June 4, 2014 for the Commission's final determination in the investigation, with the ALJ's Initial Determination on alleged violation due on February 4, 2014. On February 21, 2013, each 337-TA-868 Respondent filed their respective responses to the complaint.

On February 21, 2013, Samsung moved for partial termination of the investigation as to six of the seven patents asserted against Samsung, alleging that Samsung was authorized to import the specific 3G or 4G devices that InterDigital relied on to form the basis of its complaint. InterDigital's opposition is due March 4, 2013.

On February 22, 2013, Huawei and ZTE moved to stay the investigation pending their respective requests to the United States District Court for the District of Delaware (described below) to set a FRAND royalty rate for a license that covers the asserted patents, or in the alternative, until a Final Determination issues in the 337-TA-800 investigation. InterDigital's opposition is due March 4, 2013.

On January 2, 2013, the company's wholly owned subsidiaries InterDigital Communications, Inc., InterDigital Technology Corporation, IPR Licensing, Inc. and InterDigital Holdings, Inc. filed four related district court actions in the United States District Court for the District of Delaware against the 337-TA-868 Respondents. These complaints allege that each of the defendants infringes the same patents with respect to the same products alleged in the complaint filed by InterDigital in USITC Proceeding (337-TA-868). The complaints seek permanent injunctions and compensatory damages in an amount to be determined, as well as enhanced damages based on willful infringement and recovery of reasonable attorneys' fees and costs. On January 24, 2013, Huawei filed its answer and counterclaims to InterDigital's complaint. Huawei asserted counterclaims for breach of contract, equitable estoppel, waiver of right to enjoin and declarations that InterDigital has not offered or granted Huawei licenses on fair, reasonable and non-discriminatory ("FRAND") terms, declarations seeking the determination of FRAND terms and declarations of noninfringement, invalidity and unenforceability of the asserted patents. In addition to the declaratory relief specified in its counterclaims, Huawei seeks specific performance of InterDigital's purported contracts with Huawei and standards-setting organizations, appropriate damages in an amount to be determined at trial, reasonable attorneys' fees and such other relief as the court may deem appropriate. On January 31, 2013, ZTE filed its answer and counterclaims to InterDigital's complaint; ZTE asserted counterclaims for breach of contract, equitable estoppel, waiver of right to enjoin and declarations that InterDigital has not offered ZTE licenses on FRAND terms, declarations seeking the determination of FRAND terms and declarations of noninfringement, invalidity and unenforceability. Nokia and Samsung have not yet responded to the complaints against them. In addition to the declaratory relief specified in its counterclaims, ZTE seeks specific performance of InterDigital's purported contracts with ZTE and standards-setting organizations, appropriate damages in an amount to be determined at trial, reasonable attorneys' fees and such other relief as the court may deem appropriate.

On February 11, 2013, Huawei and ZTE filed motions to expedite discovery and trial on their FRAND-related counterclaims. Huawei seeks a schedule for discovery and trial on its FRAND-related counterclaims that would afford Huawei the opportunity to accept a FRAND license rate at the earliest opportunity, and in any case before December 28, 2013. ZTE seeks a trial on its FRAND-related counterclaims no later than November 2013.

Huawei Complaint to European Commission

On May 23, 2012, Huawei lodged a complaint with the European Commission alleging that InterDigital was acting in breach of Article 102 of the Treaty on the Functioning of the European Union (the "TFEU"). Huawei is claiming that InterDigital has a dominant position with respect to the alleged market for the licensing of its 3G standards-essential patents. Huawei further claims that InterDigital is acting in abuse of its alleged dominant position by allegedly seeking to force Huawei to agree to unfair purchase or selling prices and in applying dissimilar conditions to equivalent transactions contrary to the terms of Article 102 of the TFEU. The European Commission has not yet indicated whether or not it will initiate proceedings against InterDigital as a result of the complaint.

Huawei China Proceedings

On February 21, 2012, InterDigital was served with two complaints filed by Huawei Technologies Co., Ltd. in the Shenzhen Intermediate People's Court in China on December 5, 2011. The first complaint names as defendants InterDigital, Inc. and its wholly owned subsidiaries InterDigital Technology Corporation and InterDigital Communications, LLC (now InterDigital Communications, Inc.). This first complaint alleges that InterDigital had a dominant market position in China and the United States in the market for the licensing of essential patents owned by InterDigital, and abused its market power by engaging in allegedly unlawful practices, including differentiated pricing, tying and refusal to deal. Huawei sought relief in the amount of 20.0 million RMB (approximately 3.2 million USD based on the current exchange rate), an order requiring InterDigital to cease the allegedly unlawful conduct and compensation for its costs associated with this matter. The second complaint names as defendants the company's wholly owned subsidiaries InterDigital Technology Corporation, InterDigital Communications, LLC (now InterDigital Communications, Inc.), InterDigital Patent Holdings, Inc. and IPR Licensing, Inc. This second complaint alleges that InterDigital is a member of certain standards-setting organization(s); that it is the practice of certain standards-setting organization(s) that owners of essential patents included in relevant standards license those patents on FRAND terms; and that InterDigital has failed to negotiate on FRAND terms with Huawei. Huawei is asking the court to determine the FRAND rate for licensing essential Chinese patents to Huawei and also seeks compensation for its costs associated with this matter.

On February 4, 2013, the Shenzhen Intermediate People's Court issued rulings in the two proceedings. With respect to the first complaint, the court decided that InterDigital had violated the Chinese Anti-Monopoly Law by (i) making proposals for royalties from Huawei that the court believed were excessive, (ii) tying the licensing of essential patents to the licensing of non-essential patents, (iii) requesting as part of its licensing proposals that Huawei provide a grant-back of certain patent rights to InterDigital and (iv) commencing a USITC action against

Huawei while still in discussions with Huawei for a license. Based on these findings, the court ordered InterDigital to cease the alleged excessive pricing and alleged improper bundling of InterDigital's Chinese essential and non-essential patents, and to pay Huawei approximately 3.2 million USD in damages related to attorneys fees and other charges, without disclosing a factual basis for its determination of damages. The court dismissed Huawei's remaining allegations, including Huawei's claim that InterDigital improperly sought a worldwide license and improperly sought to bundle the licensing of essential patents on multiple generations of technologies. With respect to the second complaint, the court determined that, despite the fact that the FRAND requirement originates from ETSI's Intellectual Property Rights policy, which refers to French law, InterDigital's license offers to Huawei should be evaluated under Chinese law. Under Chinese law, the court concluded that the offers did not comply with FRAND. The court further ruled that the royalties to be paid by Huawei for InterDigital's 2G, 3G and 4G essential Chinese patents under Chinese law should not exceed 0.019% of the actual sales price of each Huawei product, without explanation as to how it arrived at this calculation. InterDigital intends to appeal both decisions.

Nokia, Huawei and ZTE 2011 USITC Proceeding (337-TA-800) and Related Delaware District Court Proceeding

On July 26, 2011, InterDigital's wholly owned subsidiaries InterDigital Communications, LLC (now InterDigital Communications, Inc.), InterDigital Technology Corporation and IPR Licensing, Inc. filed a complaint with the USITC against Nokia Corporation and Nokia Inc., Huawei Technologies Co., Ltd. and FutureWei Technologies, Inc. d/b/a Huawei Technologies (USA) and ZTE Corporation and ZTE (USA) Inc. (collectively, the "337-TA-800 Respondents"), alleging violations of Section 337 of the Tariff Act of 1930 in that they engaged in unfair trade practices by selling for importation into the United States, importing into the United States and/or selling after importation into the United States certain 3G wireless devices (including WCDMA- and cdma2000-capable mobile phones, USB sticks, mobile hotspots and tablets and components of such devices) that infringe seven of InterDigital's U.S. patents. The action also extends to certain WCDMA and cdma2000 devices incorporating WiFi functionality. InterDigital's complaint with the USITC seeks an exclusion order that would bar from entry into the United States any infringing 3G wireless devices (and components) that are imported by or on behalf of the 337-TA-800 Respondents, and also seeks a cease-and-desist order to bar further sales of infringing products that have already been imported into the United States. On October 5, 2011, InterDigital filed a motion requesting that the USITC add LG Electronics, Inc., LG Electronics U.S.A., Inc. and LG Electronics Mobilecomm U.S.A., Inc. as 337-TA-800 Respondents to the complaint and investigation, and that the Commission add an additional patent to the complaint and investigation as well. On December 5, 2011, the ALJ overseeing the proceeding granted this motion and, on December 21, 2011, the Commission determined not to review the ALJ's determination, thus adding the LG entities as 337-TA-800 Respondents and including allegations of infringement of the additional patent.

On January 6, 2012, the ALJ granted the parties' motion to extend the target date for completion of the investigation from February 28, 2013 to June 28, 2013. On March 23, 2012, the ALJ issued a new procedural schedule for the investigation, setting a trial date of October 22, 2012 to November 2, 2012.

On January 20, 2012, LG filed a motion to terminate the investigation as it relates to the LG entities, alleging that there is an arbitrable dispute. The ALJ granted LG's motion on June 4, 2012. On July 6, 2012, the Commission determined not to review the ALJ's order, and the investigation was terminated as to LG. On August 27, 2012, InterDigital filed a petition for review of the ALJ's order in the United States Court of Appeals for the Federal Circuit (the "Federal Circuit"). On September 14, 2012, the Federal Circuit granted LG's motion to intervene. On October 23, 2012, InterDigital filed its opening brief. Responsive briefs were filed on January 22, 2013, and InterDigital's reply brief was filed on February 8, 2013. The Federal Circuit has scheduled oral argument for April 4, 2013.

On the same date that we filed USITC Proceeding (337-TA-800), we filed a parallel action in the United States District Court for the District of Delaware against the 337-TA-800 Respondents alleging infringement of the same asserted patents identified in USITC Proceeding (337-TA-800). The Delaware District Court complaint seeks a permanent injunction and compensatory damages in an amount to be determined, as well as enhanced damages based on willful infringement, and recovery of reasonable attorneys' fees and costs. On September 23, 2011, the defendants in the Delaware District Court complaint filed a motion to stay the Delaware District Court action pending the parallel proceedings in the USITC. Because the USITC has instituted USITC Proceeding (337-TA-800), the defendants have a statutory right to a mandatory stay of the Delaware District Court proceeding pending a final determination in the USITC. On October 3, 2011, InterDigital amended the Delaware District Court complaint, adding LG as a defendant and adding the same additional patent that InterDigital requested be added to USITC Proceeding (337-TA-800). On October 11, 2011, the Delaware District Court granted the defendants' motion to stay.

On March 21, 2012, InterDigital filed an unopposed motion requesting that the Commission add newly formed entity Huawei Device USA, Inc. as a 337-TA-800 Respondent. On April 11, 2012, the ALJ granted this motion and, on May 1, 2012, the Commission determined not to review the ALJ's determination, thus adding Huawei Device USA, Inc. as a 337-TA-800 Respondent.

On July 20, 2012, in an effort to streamline the evidentiary hearing and narrow the remaining issues, InterDigital voluntarily moved to withdraw certain claims from the investigation, including all of the asserted claims from U.S. Patent No. 7,349,540. By doing so, InterDigital expressly reserved all arguments regarding the infringement, validity and enforceability of those claims. On July 24, 2012, the ALJ granted the motion. On August 8, 2012, the Commission determined not to review the ALJ's Initial Determination granting the motion to terminate the investigation as to the asserted claims of the '540 patent.

On August 23, 2012, the parties jointly moved to extend the target date in view of certain outstanding discovery to be provided by the 337-TA-800 Respondents and third parties. On September 10, 2012, the ALJ granted the motion and issued an Initial Determination setting the evidentiary hearing for February 12, 2013 to February 22, 2013. The ALJ also set June 28, 2013 as the deadline for his Initial Determination as to violation and October 28, 2013 as the target date for the Commission's Final Determination in the investigation. On October 1, 2012, the Commission determined not to review the Initial Determination setting those deadlines, thereby adopting them.

On January 2, 2013, in an effort to streamline the evidentiary hearing and narrow the remaining issues, InterDigital voluntarily moved to withdraw certain additional patent claims from the investigation. By doing so, InterDigital expressly reserved all arguments regarding the infringement, validity and enforceability of those claims. On January 3, 2013, the ALJ granted the motion. On January 23, 2013, the Commission determined not to review the ALJ's Initial Determination granting the motion to terminate the investigation as to those withdrawn patent claims. InterDigital continues to assert seven U.S. patents in this investigation.

The ALJ held the evidentiary hearing from February 12, 2013 to February 21, 2013. The ALJ's final Initial Determination is due by June 28, 2013, and the target date for completion of the investigation is October 28, 2013.

LG Arbitration

On March 19, 2012, LG Electronics, Inc. filed a demand for arbitration against the company's wholly owned subsidiaries InterDigital Technology Corporation, IPR Licensing, Inc. and InterDigital Communications, LLC (now InterDigital Communications, Inc.) with the American Arbitration Association's International Centre for Dispute Resolution ("ICDR"), initiating an arbitration in Washington, D.C. LG seeks a declaration that it is licensed to certain patents owned by InterDigital, including the patents asserted against LG in USITC Proceeding (337-TA-800). On April 18, 2012, InterDigital filed an Answering Statement objecting to the jurisdiction of the ICDR on the ground that LG's claims are not arbitrable, and denying all claims made by LG in its demand for arbitration. The issue of whether LG's claim to arbitrability is wholly groundless is currently on appeal before the Federal Circuit. In January 2013, the appointment of the arbitral tribunal was completed. The tribunal has tentatively set the hearing in the arbitration for the fall of 2013.

Nokia 2007 USITC Proceeding (337-TA-613), Related Delaware District Court Proceeding and Federal Circuit Appeal

In August 2007, InterDigital filed a USITC complaint against Nokia Corporation and Nokia, Inc., alleging a violation of Section 337 of the Tariff Act of 1930 in that Nokia engaged in an unfair trade practice by selling for importation into the United States, importing into the United States and/or selling after importation into the United States certain 3G mobile handsets and components that infringe two of InterDigital's patents. In November and December 2007, a third patent and a fourth patent were added to our complaint against Nokia. The complaint seeks an exclusion order barring from entry into the United States infringing 3G mobile handsets and components that are imported by or on behalf of Nokia. Our complaint also seeks a cease-and-desist order to bar further sales of infringing Nokia products that have already been imported into the United States.

In addition, on the same date as our filing of USITC Proceeding (337-TA-613), we also filed a complaint in the Delaware District Court alleging that Nokia's 3G mobile handsets and components infringe the same two InterDigital patents identified in the original USITC complaint. The complaint seeks a permanent injunction and damages in an amount to be determined. This Delaware action was stayed on January 10, 2008, pursuant to the mandatory, statutory stay of parallel district court proceedings at the request of a respondent in a USITC investigation. Thus, this Delaware action is stayed with respect to the patents in this case until the USITC's determination on these patents becomes final, including any appeals. The Delaware District Court permitted InterDigital to add to the stayed Delaware action the third and fourth patents InterDigital asserted against Nokia in the USITC action.

On August 14, 2009, the ALJ overseeing USITC Proceeding (337-TA-613) issued an Initial Determination finding no violation of Section 337 of the Tariff Act of 1930. The Initial Determination found that InterDigital's patents were valid and enforceable, but that Nokia did not infringe these patents. In the event that a Section 337 violation were to be found by the Commission, the ALJ recommended the issuance of a limited exclusion order barring entry into the United States of infringing Nokia 3G WCDMA handsets and components, as well as the issuance of appropriate cease-and-desist orders.

On October 16, 2009, the Commission issued a notice that it had determined to review in part the Initial Determination, and that it affirmed the ALJ's determination of no violation and terminated the investigation. The Commission determined to review the claim construction of the patent claim terms "synchronize" and "access signal" and also determined to review the ALJ's validity determinations. On review, the Commission modified the ALJ's claim construction of "access signal" and took no position with regard to the claim term "synchronize" or the validity determinations. The Commission determined not to review the remaining issues decided in the Initial Determination.

On November 30, 2009, InterDigital filed with the Federal Circuit a petition for review of certain rulings by the USITC. In the appeal, neither the construction of the term "synchronize" nor the issue of validity can be raised because the Commission took no position on these issues in its Final Determination. On December 17, 2009, Nokia filed a motion to intervene in the appeal, which was granted by the Federal Circuit on January 4, 2010. In its appeal, InterDigital seeks reversal of the Commission's claim constructions and non-infringement findings with respect to certain claim terms in U.S. Patent Nos. 7,190,966 and 7,286,847, vacatur of the Commission's determination of no Section 337 violation and a remand for further proceedings before the Commission. InterDigital is not appealing the Commission's determination of non-infringement with respect to U.S. Patent Nos. 6,973,579 and 7,117,004. On August 1, 2012, the Federal Circuit issued its decision in the appeal, holding that the Commission had erred in interpreting the claim terms at issue and reversing the Commission's finding of non-infringement. The Federal Circuit adopted InterDigital's interpretation of such claim terms and remanded the case back to the Commission for further proceedings. In addition, the Federal Circuit rejected Nokia's argument that InterDigital did not satisfy the domestic industry requirement. On September 17, 2012, Nokia filed a combined petition for rehearing by the panel or en banc with the Federal Circuit. On January 10, 2013, the Federal Circuit denied Nokia's petition. Nokia has until April 10, 2013 to petition the United States Supreme Court for a writ of certiorari.

On January 17, 2013, the Federal Circuit issued its mandate remanding USITC Proceeding (337-TA-613) to the Commission for further proceedings. On February 4, 2013, the Commission issued an order requiring the parties to submit comments regarding what further proceedings must be conducted to comply with the Federal Circuit's August 1, 2012 judgment, including whether any issues should be remanded to an ALJ to be assigned to this investigation.

Nokia Delaware Proceeding

In January 2005, Nokia filed a complaint in the Delaware District Court against InterDigital Communications Corporation (now InterDigital, Inc.) and its wholly owned subsidiary InterDigital Technology Corporation, alleging that we have used false or misleading descriptions or representations regarding our patents' scope, validity and applicability to products built to comply with 3G standards (the "Nokia Delaware Proceeding"). Nokia's amended complaint seeks declaratory relief, injunctive relief and damages, including punitive damages, in an amount to be determined. We subsequently filed counterclaims based on Nokia's licensing activities as well as Nokia's false or misleading descriptions or representations regarding Nokia's 3G patents and Nokia's undisclosed funding and direction of an allegedly independent study of the essentiality of 3G patents. Our counterclaims seek injunctive relief as well as damages, including punitive damages, in an amount to be determined.

On December 10, 2007, pursuant to a joint request by the parties, the Delaware District Court entered an order staying the proceedings pending the full and final resolution of USITC Proceeding (337-TA-613). Specifically, the full and final resolution of USITC Proceeding (337-TA-613) includes any initial or final determinations of the ALJ overseeing the proceeding, the USITC and any appeals therefrom, and any remand proceedings thereafter. Pursuant to the order, the parties and their affiliates are generally prohibited from initiating against the other parties, in any forum, any claims or counterclaims that are the same as the claims and counterclaims pending in the Nokia Delaware Proceeding, and should any of the same or similar claims or counterclaims be initiated by a party, the other parties may seek dissolution of the stay.

Except for the Nokia Delaware Proceeding and the Nokia Arbitration Concerning Presentations (described below), the order does not affect any of the other legal proceedings between the parties.

Nokia Arbitration Concerning Presentations

In November 2006, InterDigital Communications Corporation (now InterDigital, Inc.) and its wholly owned subsidiary InterDigital Technology Corporation filed a request for arbitration with the International Chamber of Commerce against Nokia (the "Nokia Arbitration Concerning Presentations"), claiming that certain presentations Nokia has attempted to use in support of its claims in the Nokia Delaware Proceeding (described above) are confidential and, as a result, may not be used in the Nokia Delaware Proceeding pursuant to the parties' agreement.

The December 10, 2007 order entered by the Delaware District Court to stay the Nokia Delaware Proceeding also stayed the Nokia Arbitration Concerning Presentations pending the full and final resolution of USITC Proceeding (337-TA-613).

Other

We are party to certain other disputes and legal actions in the ordinary course of business. We do not believe that these matters, even if adversely adjudicated or settled, would have a material adverse effect on our financial condition, results of operations or cash flows.

Contingency related to Technology Solutions Agreement Arbitration

Our wholly owned subsidiaries InterDigital Communications LLC and InterDigital Technology Corporation are engaged in an arbitration relating to a contractual dispute concerning the scope of royalty obligations and the scope of the licenses granted under one of our technology solutions agreements. The arbitration hearing took place in late June 2012, and a decision is expected in early 2013. As of December 31, 2012, we have deferred related revenue of $44.3 million pending the resolution of this arbitration and recorded such amount within short-term deferred revenue since we expect a decision within the next twelve months.

Item 4. *MINE SAFETY DISCLOSURES.*

Not applicable.

PART II

Item 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.*

Market Information

The principal market for our common stock is the NASDAQ Stock Market ("NASDAQ"). The following table sets forth the high and low sales prices of our common stock for each quarterly period in 2012 and 2011, as reported by NASDAQ.

	High	Low
2012		
First quarter	$46.09	$34.86
Second quarter	35.23	22.54
Third quarter	37.27	25.50
Fourth quarter	45.05	34.02
	High	**Low**
2011		
First quarter	$58.64	$40.15
Second quarter	49.57	34.61
Third quarter	82.50	41.20
Fourth quarter	52.60	38.51

Holders

As of February 22, 2013, there were 908 holders of record of our common stock.

Dividends

Prior to 2010, we had not declared any cash dividends on our shares of common stock. In fourth quarter 2010, our Board of Directors approved the company's initial dividend policy and declared the first quarterly cash dividend of $0.10 per share. Cash dividends on the company's outstanding common stock declared in 2012 and 2011 were as follows (in thousands, except per share data):

	Per Share	Total	Cumulative by Fiscal Year
2012			
First quarter	$0.10	$ 4,469	$ 4,469
Second quarter	0.10	4,348	8,817
Third quarter	0.10	4,095	12,912
Fourth quarter	1.60	65,643	78,555
	$1.90	$78,555	
2011			
First quarter	$0.10	$ 4,535	$ 4,535
Second quarter	0.10	4,540	9,075
Third quarter	0.10	4,549	13,624
Fourth quarter	0.10	4,570	18,194
	$0.40	$18,194	

On December 5, 2012, we announced that our Board of Directors had declared a special cash dividend of $1.50 per share on InterDigital common stock. The dividend was payable on December 28, 2012 to stockholders of record as of the close of business on December 17, 2012. We currently expect to continue to pay dividends comparable to our quarterly $0.10 cash dividends in the future; however, continued payment of cash dividends and changes in the company's dividend policy will depend on the company's earnings, financial condition, capital resources and capital requirements, alternative uses of capital, restrictions imposed by any existing debt, economic conditions and other factors considered relevant by our Board of Directors.

Performance Graph

The following graph compares five-year cumulative total returns of the company, the NASDAQ Composite Index and the NASDAQ Telecommunications Stock Index. The graph assumes $100 was invested in the common stock of InterDigital and each index as of December 31, 2007 and that all dividends were re-invested.


COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN
among InterDigital, Inc., the NASDAQ Composite Index
and the NASDAQ Telecommunications Index
DOLLARS
200
175
150
125
100
75
50
25
0
12/07
12/08
12/09
12/10
12/11
12/12
InterDigital, Inc.
NASDAQ Composite
NASDAQ Telecommunications

	12/07	12/08	12/09	12/10	12/11	12/12
InterDigital, Inc.	**100.00**	**117.87**	**113.84**	**178.48**	**188.79**	**186.36**
NASDAQ Composite	**100.00**	**59.03**	**82.25**	**97.32**	**98.63**	**110.78**
NASDAQ Telecommunications	**100.00**	**57.58**	**72.97**	**86.05**	**90.3**	**89.62**

Issuer Purchases of Equity Securities

Repurchase of Common Stock

During 2012, we repurchased a cumulative total of 4.9 million shares of our common stock for an aggregate of $152.7 million under the 2009 Repurchase Program and the 2012 Repurchase Program, each as defined below. We made no share repurchases during 2011 or 2010.

In March 2009, our Board of Directors authorized a $100.0 million share repurchase program (the "2009 Repurchase Program"). The company repurchased shares under the 2009 Repurchase Program through pre-arranged trading plans. During 2012, we repurchased 2.3 million shares under the 2009 Repurchase Program for $75.0 million. The 2009 Repurchase Program was completed in second quarter 2012, bringing the cumulative repurchase total under the program to approximately 3.3 million shares at a cost of $100.0 million.

In May 2012, our Board of Directors authorized a new share repurchase program, which was then expanded in June 2012 to increase the amount of the program from $100.0 million to $200.0 million (the "2012 Repurchase Program"). The company may repurchase shares under the 2012 Repurchase Program through open market purchases, pre-arranged trading plans or privately negotiated purchases. During 2012, we repurchased approximately 2.6 million shares under the 2012 Repurchase Program for $77.7 million.

There were no repurchases of common stock during fourth quarter 2012, or from January 1, 2013 through February 25, 2013.

Item 6. *SELECTED FINANCIAL DATA.*

	2012	2011	2010	2009	2008
		(in thousands except per share data)			
Consolidated statements of operations data:					
Revenues (a)	$ 663,063	$301,742	$394,545	$297,404	$228,469
Income from operations (b)	$ 419,030	$134,757	$235,873	$113,889	$ 36,533
Income tax provision (c)	$ (136,830)	$ (35,140)	$ (84,831)	$ (25,447)	$ (13,755)
Net income applicable to common shareholders	$ 271,804	$ 89,468	$153,616	$ 87,256	$ 26,207
Net income per common share — basic	$ 6.31	$ 1.97	$ 3.48	$ 2.02	$ 0.58
Net income per common share — diluted	$ 6.26	$ 1.94	$ 3.43	$ 1.97	$ 0.57
Weighted average number of common shares outstanding — basic	43,070	45,411	44,084	43,295	44,928
Weighted average number of common shares outstanding — diluted	43,396	46,014	44,824	44,327	45,964
Cash dividends declared per common share (d)	$ 1.90	$ 0.40	$ 0.10	$ —	$ —
Consolidated balance sheets data:					
Cash and cash equivalents	$ 349,843	$342,211	$215,451	$210,863	$100,144
Short-term investments	227,436	335,783	326,218	198,943	41,516
Working capital	641,434	595,734	440,996	449,762	114,484
Total assets	1,056,609	996,968	874,643	908,485	405,768
Total debt	200,391	192,709	468	1,052	2,929
Total shareholders' equity	$ 518,705	$471,682	$353,116	$169,537	$ 87,660

(a) In 2012, our revenues included $384.0 million associated with patent sales.

(b) Our income from operations included charges of $12.5 million and $38.6 million in 2012 and 2009, respectively, associated with actions to reposition the company's operations.

(c) In 2012, our income tax provision included a tax benefit of $6.7 million related to the release of valuation allowances on deferred tax assets, which we now expect to utilize. In 2011, our income tax provision included benefits of $6.8 million related to the favorable resolution of tax contingencies and $1.5 million associated with after-tax interest income on tax refunds. In 2009, our income tax provision included a net benefit of approximately $16.4 million, primarily related to the recognition of foreign tax credits. See Note 11 to the Consolidated Financial Statements for further discussion on these foreign tax credits.

(d) On December 5, 2012, we announced that our Board of Directors had declared a special cash dividend of $1.50 per share on InterDigital common stock. The dividend was payable on December 28, 2012 to stockholders of record as of the close of business on December 17, 2012.

Item 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.*

OVERVIEW

The following discussion should be read in conjunction with the Selected Financial Data, the Consolidated Financial Statements and the Notes thereto contained in this Form 10-K.

Business

InterDigital designs and develops advanced technologies that enable and enhance wireless communications and capabilities. Since our founding in 1972, we have designed and developed a wide range of innovations that are used in digital cellular and wireless products and networks, including 2G, 3G, 4G and IEEE 802-related products and networks. We are a leading contributor of intellectual property to the wireless communications industry.

Given our long history and focus on advanced research and development, InterDigital has amassed one of the most significant patent portfolios in the wireless industry. As of December 31, 2012, InterDigital's wholly owned subsidiaries held a portfolio of over 19,000 patents and patent applications related to the fundamental technologies that enable wireless communications. In that portfolio are a number of patents and patent applications that we believe are or may be essential or may become essential to cellular and other wireless standards, including the 2G, 3G, 4G and the IEEE 802 suite of standards. That portfolio has largely been built through internal development, supplemented by joint development projects with other companies as well as select patent acquisitions. Products incorporating our patented inventions include: mobile devices, such as cellular phones, tablets, notebook computers and wireless personal digital assistants; wireless infrastructure equipment, such as base stations; and components, dongles and modules for wireless devices.

InterDigital derives revenues primarily from patent licensing and sales, technology solutions licensing and sales and engineering services. In 2012, 2011 and 2010, our total revenues were $663.1 million, $301.7 million and $394.5 million, respectively. In 2012, we recorded $384.0 million of revenue related to the sale of less than ten percent of our patent portfolio. Our patent licensing revenues in 2012, 2011 and 2010 were $276.6 million, $295.3 million and $370.2 million, respectively.

In 2012, the amortization of fixed-fee royalty payments accounted for approximately 49% of our patent licensing revenues. These fixed-fee revenues are not affected by the related licensees' success in the market or the general economic climate. The majority of the remaining portion of our patent licensing revenue is variable in nature due to the per-unit structure of the related license agreements. Approximately 82% of this per-unit, variable portion for 2012 related to sales by two of our licensees with concentrations in the smartphone market and our collection of Japanese licensees, for whom the majority of the sales are within Japan. As a result, our per-unit, variable patent license royalties have been, and will continue to be, largely influenced by the sales performance of these licensees.

Strategic Alternatives Review and Expansion of Business Strategy

On July 19, 2011, we announced that our Board of Directors had initiated a process to explore and evaluate potential strategic alternatives for the company, including a sale or other transaction. We announced on January 23, 2012, that our Board of Directors had concluded its review of strategic alternatives for the company and determined that it was in the best interests of the company and its shareholders to execute on the company's business plan and to expand the plan to include patent sales and patent licensing partnerships as additional vehicles to generate revenue. On October 23, 2012, we announced a further expansion of our business strategy by enhancing our technology sourcing and establishing a business unit, InterDigital Solutions, dedicated to monetizing the company's market-ready technologies and research capabilities. For additional information regarding the company's business strategy, see Part I, Item 1, of this Form 10-K.

Repositioning

On October 23, 2012, we announced that, as part of our ongoing expense management, we had initiated a voluntary early retirement program ("VERP"). In connection with the VERP, we incurred a related repositioning charge of $12.5 million in 2012. During 2012, cash payments of $1.4 million were made for severance and related costs associated with the VERP. We have accrued $11. 1 million for severance and related costs at the balance sheet date. The $12.5 million charge is included within the repositioning line of our Consolidated Statements of Income. Approximately 60 employees elected to participate in the VERP across our locations, the majority of whose last day was December 15, 2012. The majority of the charge recorded in 2012 represents cash obligations associated with severance. We expect to recognize an additional $1.0 million to $2.0 million charge related to the VERP in 2013. All of the severance and related costs are scheduled to be paid within twelve months of the balance sheet date.

We did not incur any repositioning charges during 2011 or 2010.

Patent Sales

On June 18, 2012, we announced that certain of our subsidiaries had entered into a definitive agreement to sell approximately 1,700 patents and patent applications, including approximately 160 issued U.S. patents and approximately 40 U.S. patent applications, to Intel Corporation for $375.0 million. The sale agreement involved patents primarily related to 3G, LTE and 802.11 technologies. Upon completion of the transaction in third quarter 2012, we recognized $375.0 million as patent sales revenue and $15.6 million as patent sales expense, which was recorded within the patent administration and licensing line on our Consolidated Statements of Income. Included in the patent sales expense was the remaining net book value of the patents sold, as well as commissions and legal and accounting services fees paid in conjunction with the sale.

We intend to pursue additional patent sale opportunities as part of our expanded strategy. However, we are unable to predict the timing and magnitude of any such sales due to the unpredictable nature of the sales cycle for such transactions.

Patent License Agreements

In fourth quarter 2012, we entered into an agreement that extends the term of our worldwide, non-exclusive, royalty-bearing patent license agreement with BlackBerry. In addition to extending the patent license agreement for a multi-year period, the parties agreed to amend the patent license to add coverage for 4G products, including LTE and LTE-Advanced products.

Also in fourth quarter 2012, we entered into a patent license agreement with Sony that covers Sony's sale of 3G and 4G products.

Additionally, during 2012, we entered into new or expanded patent license agreements with u-blox AG, Cinterion Wireless Modules GmbH, Sierra Wireless, Inc., Acer Inc., Pantech Co. Ltd., Wistron Corporation and Quanta Computers, Inc. These agreements cover various wireless modules for consumer electronics and M2M devices, including handsets, wireless modules, computers and tablets designed to operate in accordance with 4G wireless technologies, LTE, LTE-Advanced and WiMax standards, in addition to 2G and 3G wireless technologies.

Expiration of Patent License Agreement with Samsung

In 2012, we recognized the remaining $102.7 million of revenue associated with the 2009 Samsung PLA. The 2009 Samsung PLA covered the sale of single-mode terminal units and infrastructure designed to operate in accordance with TDMA-based 2G standards, which portion of the license became paid up in 2010, and the sale of terminal units and infrastructure designed to operate in accordance with 3G standards through 2012. Pursuant to the 2009 Samsung PLA, Samsung paid InterDigital $400.0 million in four equal installments over an 18-month period. Samsung paid the first two $100.0 million installments in 2009. We received the third and fourth $100.0 million installments in January 2010 and July 2010, respectively. Upon expiration of the 2009 Samsung PLA, Samsung retained its paid-up license to sell single-mode terminal units and infrastructure designed to operate in accordance with TDMA-based 2G standards and became unlicensed as to all other products covered under the agreement.

In January 2013, we filed a complaint with the USITC against Samsung and seven other respondents, alleging that they engaged in unfair trade practices by selling for importation into the United States, importing into the United States and/or selling after importation into the United States certain 3G and 4G wireless devices that infringe up to seven of InterDigital's U.S. patents.

Patent Licensing Royalties

Patent licensing royalties in 2012 of $276.6 million decreased 6% from the prior year. This $18.7 million year-over-year decrease in patent licensing royalties was primarily driven by a decrease in royalties from our

Japanese per-unit licensees and lower shipments from our per-unit licensees with concentrations in the smartphone market. Refer to "Results of Operations — 2012 Compared with 2011" for further discussion of our 2012 revenue.

Technology Solutions and Engineering Services

We are engaged in arbitration to determine whether royalties are owed on specific product classes pursuant to one of our technology solutions agreements. As of December 31, 2012 and December 31, 2011, we have deferred related revenue of $44.3 million and $29.7 million, respectively. These amounts have either been collected or recorded in accounts receivable on their respective balance sheet dates.

During fourth quarter 2012, we entered into an agreement with Convida Wireless, our joint venture with Sony Corporation of America, to provide M2M research and platform development. Work under this agreement commenced during first quarter 2013.

USITC Proceedings

Samsung, Nokia, Huawei and ZTE 2013 USITC Proceeding (337-TA-868) and Related Delaware District Court Proceedings

On January 2, 2013, the company's wholly owned subsidiaries InterDigital Communications, Inc., InterDigital Technology Corporation, IPR Licensing, Inc. and InterDigital Holdings, Inc. filed a complaint with the USITC against Samsung Electronics Co., Ltd., Samsung Electronics America, Inc. and Samsung Telecommunications America, LLC, Nokia Corporation and Nokia Inc., Huawei Technologies Co., Ltd., Huawei Device USA, Inc. and FutureWei Technologies, Inc. d/b/a Huawei Technologies (USA) and ZTE Corporation and ZTE (USA) Inc. (collectively, the "337-TA-868 Respondents"), alleging violations of Section 337 of the Tariff Act of 1930 in that they engaged in unfair trade practices by selling for importation into the United States, importing into the United States and/or selling after importation into the United States certain 3G and 4G wireless devices (including WCDMA-, cdma2000- and LTE-capable mobile phones, USB sticks, mobile hotspots, laptop computers and tablets and components of such devices) that infringe one or more of up to seven of InterDigital's U.S. patents. The complaint also extends to certain WCDMA and cdma2000 devices incorporating WiFi functionality. InterDigital's complaint with the USITC seeks an exclusion order that would bar from entry into the United States infringing 3G or 4G wireless devices (and components), including LTE devices, that are imported by or on behalf of the 337-TA-868 Respondents, and also seeks a cease-and-desist order to bar further sales of infringing products that have already been imported into the United States. Certain of the asserted patents have been asserted against Nokia, Huawei and ZTE in earlier pending USITC proceedings (including the Nokia, Huawei and ZTE 2011 USITC Proceeding (337-TA-800) and the Nokia 2007 USITC Proceeding (337-TA-613), as set forth below) and therefore are not being asserted against those 337-TA-868 Respondents in this investigation. On February 6, 2013, the Administrative Law Judge ("ALJ") overseeing the proceeding issued an order setting a target date of June 4, 2014 for the Commission's final determination in the investigation, with the ALJ's Initial Determination on alleged violation due on February 4, 2014. On February 21, 2013, each 337-TA-868 Respondent filed their respective responses to the complaint.

On February 21, 2013, Samsung moved for partial termination of the investigation as to six of the seven patents asserted against Samsung, alleging that Samsung was authorized to import the specific 3G or 4G devices that InterDigital relied on to form the basis of its complaint. InterDigital's opposition is due March 4, 2013.

On February 22, 2013, Huawei and ZTE moved to stay the investigation pending their respective requests to the United States District Court for the District of Delaware to set a FRAND royalty rate for a license that covers the asserted patents, or in the alternative, until a Final Determination issues in the 337-TA-800 investigation. InterDigital's opposition is due March 4, 2013.

On January 2, 2013, the company's wholly owned subsidiaries InterDigital Communications, Inc., InterDigital Technology Corporation, IPR Licensing, Inc. and InterDigital Holdings, Inc. filed four related district court actions in the Delaware District Court against the 337-TA-868 Respondents. These complaints allege that each of the defendants infringes the same patents with respect to the same products alleged in the complaint filed by InterDigital in USITC Proceeding (337-TA-868). The complaints seek permanent injunctions and compensatory damages in an amount to be determined, as well as enhanced damages based on willful infringement and recovery of reasonable attorneys' fees and costs. On January 24, 2013, Huawei filed its answer and counterclaims to InterDigital's complaint. Huawei asserted counterclaims for breach of contract, equitable estoppel, waiver of right to enjoin and declarations that InterDigital has not offered or granted Huawei licenses on FRAND terms, declarations seeking the determination of FRAND terms and declarations of noninfringement, invalidity and unenforceability of the asserted patents. In addition to the declaratory relief specified in its counterclaims, Huawei seeks specific performance of InterDigital's purported contracts with Huawei and standards-setting organizations, appropriate damages in an amount to be determined at trial, reasonable attorneys' fees and such other relief as the court may deem appropriate. On January 31, 2013, ZTE filed its answer and counterclaims to InterDigital's complaint; ZTE asserted counterclaims for breach of contract, equitable estoppel, waiver of right to enjoin and declarations that InterDigital has not offered ZTE licenses on FRAND terms, declarations seeking the determination of FRAND terms and declarations of noninfringement, invalidity and unenforceability. Nokia and Samsung have not yet responded to the complaints against them. In addition to the declaratory relief specified in its counterclaims, ZTE seeks specific performance of InterDigital's purported contracts with ZTE and standards-setting organizations, appropriate damages in an amount to be determined at trial, reasonable attorneys' fees and such other relief as the court may deem appropriate.

On February 11, 2013, Huawei and ZTE filed motions to expedite discovery and trial on their FRAND-related counterclaims. Huawei seeks a schedule for discovery and trial on its FRAND-related counterclaims that would afford Huawei the opportunity to accept a FRAND license rate at the earliest opportunity, and in any case before December 28, 2013. ZTE seeks a trial on its FRAND-related counterclaims no later than November 2013.

Nokia, Huawei and ZTE 2011 USITC Proceeding (337-TA-800) and Related Delaware District Court Proceeding

On July 26, 2011, InterDigital's wholly owned subsidiaries InterDigital Communications, LLC (now InterDigital Communications, Inc.), InterDigital Technology Corporation and IPR Licensing, Inc. filed a complaint with the USITC against Nokia Corporation and Nokia Inc., Huawei Technologies Co., Ltd. and FutureWei Technologies, Inc. d/b/a Huawei Technologies (USA) and ZTE Corporation and ZTE (USA) Inc., alleging violations of Section 337 of the Tariff Act of 1930 in that they engaged in unfair trade practices by selling for importation into the United States, importing into the United States and/or selling after importation into the United States certain 3G wireless devices (including WCDMA- and cdma2000-capable mobile phones, USB sticks, mobile hotspots and tablets and components of such devices) that infringe seven of InterDigital's U.S. patents. The action also extends to certain WCDMA and cdma2000 devices incorporating WiFi functionality. InterDigital's complaint with the USITC seeks an exclusion order that would bar from entry into the United States any infringing 3G wireless devices (and components) that are imported by or on behalf of the 337-TA-800 Respondents, and also seeks a cease-and-desist order to bar further sales of infringing products that have already been imported into the United States. On October 5, 2011, InterDigital filed a motion requesting that the USITC add LG Electronics, Inc., LG Electronics U.S.A., Inc. and LG Electronics Mobilecomm U.S.A., Inc. as 337-TA-800 Respondents to the complaint and investigation, and that the Commission add an additional patent to the complaint and investigation as well. On December 5, 2011, the ALJ overseeing the proceeding granted this motion and, on December 21, 2011, the Commission determined not to review the ALJ's determination, thus adding the LG entities as 337-TA-800 Respondents and including allegations of infringement of the additional patent.

On January 20, 2012, LG filed a motion to terminate the investigation as it relates to the LG entities, alleging that there is an arbitrable dispute. The ALJ granted LG's motion on June 4, 2012. On July 6, 2012, the Commission determined not to review the ALJ's order, and the investigation was terminated as to LG. On August 27, 2012, InterDigital filed a petition for review of the ALJ's order in the Federal Circuit. On

September 14, 2012, the Federal Circuit granted LG's motion to intervene. On October 23, 2012, InterDigital filed its opening brief. Responsive briefs were filed on January 22, 2013, and InterDigital's reply brief was filed on February 8, 2013. The Federal Circuit has scheduled oral argument for April 4, 2013.

On the same date that we filed USITC Proceeding (337-TA-800), we filed a parallel action in the United States District Court for the District of Delaware against the 337-TA-800 Respondents alleging infringement of the same asserted patents identified in USITC Proceeding (337-TA-800). The Delaware District Court complaint seeks a permanent injunction and compensatory damages in an amount to be determined, as well as enhanced damages based on willful infringement, and recovery of reasonable attorneys' fees and costs. On September 23, 2011, the defendants in the Delaware District Court complaint filed a motion to stay the Delaware District Court action pending the parallel proceedings in the USITC. Because the USITC has instituted USITC Proceeding (337-TA-800), the defendants have a statutory right to a mandatory stay of the Delaware District Court proceeding pending a final determination in the USITC. On October 3, 2011, InterDigital amended the Delaware District Court complaint, adding LG as a defendant and adding the same additional patent that InterDigital requested be added to USITC Proceeding (337-TA-800). On October 11, 2011, the Delaware District Court granted the defendants' motion to stay.

On March 21, 2012, InterDigital filed an unopposed motion requesting that the Commission add newly formed entity Huawei Device USA, Inc. as a 337-TA-800 Respondent. On April 11, 2012, the ALJ granted this motion and, on May 1, 2012, the Commission determined not to review the ALJ's determination, thus adding Huawei Device USA, Inc. as a 337-TA-800 Respondent.

On July 20, 2012, in an effort to streamline the evidentiary hearing and narrow the remaining issues, InterDigital voluntarily moved to withdraw certain claims from the investigation, including all of the asserted claims from U.S. Patent No. 7,349,540. By doing so, InterDigital expressly reserved all arguments regarding the infringement, validity and enforceability of those claims. On July 24, 2012, the ALJ granted the motion. On August 8, 2012, the Commission determined not to review the ALJ's Initial Determination granting the motion to terminate the investigation as to the asserted claims of the '540 patent.

On August 23, 2012, the parties jointly moved to extend the target date in view of certain outstanding discovery to be provided by the 337-TA-800 Respondents and third parties. On September 10, 2012, the ALJ granted the motion and issued an Initial Determination setting the evidentiary hearing for February 12, 2013 to February 22, 2013. The ALJ also set June 28, 2013 as the deadline for his Initial Determination as to violation and October 28, 2013 as the target date for the Commission's Final Determination in the investigation. On October 1, 2012, the Commission determined not to review the Initial Determination setting those deadlines, thereby adopting them.

On January 2, 2013, in an effort to streamline the evidentiary hearing and narrow the remaining issues, InterDigital voluntarily moved to withdraw certain additional patent claims from the investigation. By doing so, InterDigital expressly reserved all arguments regarding the infringement, validity and enforceability of those claims. On January 3, 2013, the ALJ granted the motion. On January 23, 2013, the Commission determined not to review the ALJ's Initial Determination granting the motion to terminate the investigation as to those withdrawn patent claims. InterDigital continues to assert seven U.S. patents in this investigation.

The ALJ held the evidentiary hearing from February 12, 2013 to February 21, 2013. The ALJ's final Initial Determination is due by June 28, 2013, and the target date for completion of the investigation is October 28, 2013.

Nokia 2007 USITC Proceeding (337-TA-613), Related Delaware District Court Proceeding and Federal Circuit Appeal

On August 1, 2012, the Federal Circuit issued its decision in InterDigital's appeal of the USITC's Final Determination in this proceeding, holding that the Commission had erred in interpreting the claim terms at issue and reversing the Commission's finding of non-infringement. The Federal Circuit adopted InterDigital's interpretation of such claim terms and remanded the case back to the Commission for further proceedings. In addition, the Federal Circuit rejected Nokia's argument that InterDigital did not satisfy the domestic industry requirement. On September 17, 2012, Nokia filed a combined petition for rehearing by the panel or en banc with the Federal Circuit. On January 10, 2013, the Federal Circuit denied Nokia's petition. Nokia has until April 10, 2013 to petition the United States Supreme Court for a writ of certiorari.

On January 17, 2013, the Federal Circuit issued its mandate remanding USITC Proceeding (337-TA-613) to the Commission for further proceedings. On February 4, 2013, the Commission issued an order requiring the parties to submit comments regarding what further proceedings must be conducted to comply with the Federal Circuit's August 1, 2012 judgment, including whether any issues should be remanded to an ALJ to be assigned to this investigation.

Please see Part I, Item 3, of this Form 10-K for a fuller discussion of our USITC proceedings.

Cash and Short-Term Investments

At December 31, 2012, we had $577.3 million of cash and short-term investments and an additional $291.7 million of fixed or prepayments due under agreements signed, including $169.9 million recorded in accounts receivable as it is due within twelve months of the balance sheet date. A substantial portion of this balance relates to fixed and prepaid royalty payments we have received that relate to future sales of our licensees' products. As a result, our cash receipts from existing licenses subject to fixed and prepaid royalties will be reduced in future periods. During 2012, we recorded $472.7 million of cash receipts related to patent licensing, technology solutions agreements and patent sales as follows (in thousands):

	Cash In
Fixed royalty payments	$ 8,048
Current royalties and past sales	54,513
Prepaid royalties	12,816
Technology solutions	17,367
Patent Sales	380,000
	$472,744

The $20.9 million of fixed-fee and prepaid royalty cash receipts, together with a $156.8 million accrual of accounts receivable related to scheduled prepaid royalties and fixed-fee payments, partially offset the $223.4 million in deferred revenue recognized, resulting in a net $19.9 million decrease in deferred revenue to $268.1 million at December 31, 2012. Approximately $84.7 million of our $268.1 million deferred revenue balance relates to fixed royalty payments that are scheduled to amortize as follows (in thousands):

2013	$62,031
2014	17,190
2015	2,027
2016	2,027
2017	1,459
Thereafter	—
	$84,734

The remaining $183.4 million of deferred revenue primarily relates to prepaid royalties that will be recorded as revenue as our licensees report their sales of covered products and prepaid royalties that may be recorded as revenue upon the resolution of the arbitration related to one of our technology solutions agreements.

Repurchase of Common Stock

During 2012, we repurchased a cumulative total of 4.9 million shares of our common stock for an aggregate of $152.7 million under the 2009 Repurchase Program and the 2012 Repurchase Program, each as defined below. We made no share repurchases during 2011 or 2010.

In March 2009, our Board of Directors authorized a $100.0 million share repurchase program (the "2009 Repurchase Program"). The company repurchased shares under the 2009 Repurchase Program through pre-arranged trading plans. During 2012, we repurchased 2.3 million shares under the 2009 Repurchase Program for $75.0 million. The 2009 Repurchase Program was completed in second quarter 2012, bringing the cumulative repurchase total under the program to approximately 3.3 million shares at a cost of $100.0 million.

In May 2012, our Board of Directors authorized a new share repurchase program, which was then expanded in June 2012 to increase the amount of the program from $100.0 million to $200.0 million (the "2012 Repurchase Program"). The company may repurchase shares under the 2012 Repurchase Program through open market purchases, pre-arranged trading plans or privately negotiated purchases. During 2012, we repurchased approximately 2.6 million shares under the 2012 Repurchase Program for $77.7 million.

From January 1, 2013 through February 25, 2013, we did not make any share repurchases under the 2012 Repurchase Program.

Intellectual Property Rights Enforcement

If we believe any party is required to license our patents in order to manufacture and sell certain products and such party refuses to do so, we may institute legal action against them. This legal action typically takes the form of a patent infringement lawsuit or an administrative proceeding such as a Section 337 proceeding before the USITC. In addition, we and our licensees, in the normal course of business, might seek to resolve disagreements between the parties with respect to the rights and obligations of the parties under the applicable license agreement through arbitration or litigation.

In 2012, our intellectual property enforcement costs increased to $52.7 million from $23.7 million and $12.1 million in 2011 and 2010, respectively. The 2012 amount includes a $3.2 million increase to accrue for a litigation contingency related to the Huawei-China proceedings. This represented 42% of our 2012 total patent administration and licensing costs of $126.3 million. Intellectual property enforcement costs will vary depending upon activity levels, and it is likely they will continue to be a significant expense for us in the future.

Comparability of Financial Results

When comparing 2012 financial results against other periods, the following items should be taken into consideration:

- Our 2012 revenue includes:
    - $384.0 million of revenue associated with patent sales; and
    - $26.2 million of past sales related to a new patent license agreement with Sony, new and amended agreements signed during 2012 and revenue associated with the audits of existing licensees.
- Our 2012 operating expenses include:
    - $16.7 million of expense related our 2012 patent sales;
    - $12.5 million of expense associated with actions to reposition the company's operations;
    - $4.4 million charge to increase the accrual rate under our Long-Term Compensation Program ("LTCP") for the program cycle ending December 31, 2012; and

- lower accrual rates as compared to 2011 for the remaining two active cycles under the LTCP;
- $4.5 million tax benefit for release of valuation allowances on DTA.

Critical Accounting Policies and Estimates

Our consolidated financial statements are based on the selection and application of accounting principles generally accepted in the United States of America ("GAAP"), which require us to make estimates and assumptions that affect the amounts reported in both our consolidated financial statements and the accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from these estimates and any such differences may be material to the financial statements. Our significant accounting policies are described in Note 2 to our Consolidated Financial Statements and are included in Item 8 of Part II of this Form 10-K. We believe the accounting policies that are of particular importance to the portrayal of our financial condition and results and that may involve a higher degree of complexity and judgment in their application compared to others are those relating to revenue recognition, compensation and income taxes. If different assumptions were made or different conditions existed, our financial results could have been materially different.

Revenue Recognition

We derive the vast majority of our revenue from patent licensing. The timing and amount of revenue recognized from each licensee depends upon a variety of factors, including the specific terms of each agreement and the nature of the deliverables and obligations. Such agreements are often complex and include multiple elements. These agreements can include, without limitation, elements related to the settlement of past patent infringement liabilities, up-front and non-refundable license fees for the use of patents and/or know-how, patent and/or know-how licensing royalties on covered products sold by licensees, cross-licensing terms between us and other parties, the compensation structure and ownership of intellectual property rights associated with contractual technology development arrangements, advanced payments and fees for service arrangements and settlement of intellectual property enforcement. For agreements entered into or materially modified prior to 2011, due to the inherent difficulty in establishing reliable, verifiable, and objectively determinable evidence of the fair value of the separate elements of these agreements, the total revenue resulting from such agreements has often been recognized over the performance period. Beginning in January 2011, all new or materially modified agreements are being accounted for under the Financial Accounting Standards Board ("FASB") revenue recognition guidance, "Revenue Arrangements with Multiple Deliverables." This guidance requires consideration to be allocated to each element of an agreement that has stand alone value using the relative fair value method. In other circumstances, such as those agreements involving consideration for past and expected future patent royalty obligations, after consideration of the particular facts and circumstances, the appropriate recording of revenue between periods may require the use of judgment. In all cases, revenue is only recognized after all of the following criteria are met: (1) written agreements have been executed; (2) delivery of technology or intellectual property rights has occurred or services have been rendered; (3) fees are fixed or determinable; and (4) collectibility of fees is reasonably assured.

We establish a receivable for payments expected to be received within twelve months from the balance sheet date based on the terms in the license. Our reporting of such payments often results in an increase to both accounts receivable and deferred revenue. Deferred revenue associated with fixed-fee royalty payments is classified on the balance sheet as short-term when it is scheduled to be amortized within twelve months from the balance sheet date. All other deferred revenue is classified as long term, as amounts to be recognized over the next twelve months are not known.

Patent License Agreements

Upon signing a patent license agreement, we provide the licensee permission to use our patented inventions in specific applications. We account for patent license agreements in accordance with the guidance for revenue arrangements with multiple deliverables and the guidance for revenue recognition. We have elected to utilize the leased-based model for revenue recognition, with revenue being recognized over the expected period of benefit to the licensee. Under our patent license agreements, we typically receive one or a combination of the following forms of payment as consideration for permitting our licensees to use our patented inventions in their applications and products:

Consideration for Past Sales: Consideration related to a licensee's product sales from prior periods may result from a negotiated agreement with a licensee that utilized our patented inventions prior to signing a patent license agreement with us or from the resolution of a disagreement or arbitration with a licensee over the specific terms of an existing license agreement. We may also receive consideration for past sales in connection with the settlement of patent litigation where there was no prior patent license agreement. In each of these cases, we record the consideration as revenue when we have obtained a signed agreement, identified a fixed or determinable price and determined that collectibility is reasonably assured.

Fixed-Fee Royalty Payments: These are up-front, non-refundable royalty payments that fulfill the licensee's obligations to us under a patent license agreement for a specified time period or for the term of the agreement for specified products, under certain patents or patent claims, for sales in certain countries, or a combination thereof — in each case for a specified time period (including for the life of the patents licensed under the agreement). We recognize revenues related to Fixed-Fee Royalty Payments on a straight-line basis over the effective term of the license. We utilize the straight-line method because we cannot reliably predict in which periods, within the term of a license, the licensee will benefit from the use of our patented inventions.

Prepayments: These are up-front, non-refundable royalty payments towards a licensee's future obligations to us related to its expected sales of covered products in future periods. Our licensees' obligations to pay royalties typically extend beyond the exhaustion of their Prepayment balance. Once a licensee exhausts its Prepayment balance, we may provide them with the opportunity to make another Prepayment toward future sales or it will be required to make Current Royalty Payments.

Current Royalty Payments: These are royalty payments covering a licensee's obligations to us related to its sales of covered products in the current contractual reporting period.

Licensees that either owe us Current Royalty Payments or have Prepayment balances are obligated to provide us with quarterly or semi-annual royalty reports that summarize their sales of covered products and their related royalty obligations to us. We typically receive these royalty reports subsequent to the period in which our licensees' underlying sales occurred. As a result, it is impractical for us to recognize revenue in the period in which the underlying sales occur, and, in most cases, we recognize revenue in the period in which the royalty report is received and other revenue recognition criteria are met due to the fact that without royalty reports from our licensees, our visibility into our licensees' sales is very limited.

The exhaustion of Prepayments and Current Royalty Payments are often calculated based on related per-unit sales of covered products. From time to time, licensees will not report revenues in the proper period, most often due to legal disputes. When this occurs, the timing and comparability of royalty revenue could be affected. In cases where we receive objective, verifiable evidence that a licensee has discontinued sales of products covered under a patent license agreement with us, we recognize any related deferred revenue balance in the period that we receive such evidence.

Patent Sales

During 2012, we expanded our business strategy of monetizing our intellectual property to include the sale of select patent assets. As patent sales executed under this expanded strategy represent a component of our ongoing major or central operations and activities, we will record the related proceeds as revenue. We will recognize the revenue when there is persuasive evidence of a sales arrangement, fees are fixed or determinable, delivery has occurred and collectibility is reasonably assured. These requirements are generally fulfilled upon closing of the patent sale transaction.

Technology Solutions and Engineering Services

Technology solutions revenue consists primarily of revenue from software licenses and engineering services. Software license revenues are recognized in accordance with the original and revised guidance for software revenue recognition. When the arrangement with a customer includes significant production, modification, or customization of the software, we recognize the related revenue using the percentage-of-completion method in accordance with the accounting guidance for construction-type and certain production-type contracts. Under this method, revenue and profit are recognized throughout the term of the contract, based on actual labor costs incurred to date as a percentage of the total estimated labor costs related to the contract. Changes in estimates for revenues, costs and profits are recognized in the period in which they are determinable. When such estimates indicate that costs will exceed future revenues and a loss on the contract exists, a provision for the entire loss is recognized at that time.

We recognize revenues associated with engineering service arrangements that are outside the scope of the accounting guidance for construction-type and certain production-type contracts on a straight-line basis, unless evidence suggests that the revenue is earned in a different pattern, over the contractual term of the arrangement or the expected period during which those specified services will be performed, whichever is longer. In such cases we often recognize revenue using proportional performance and measure the progress of our performance based on the relationship between incurred labor hours and total estimated labor hours or other measures of progress, if available. Our most significant cost has been labor and we believe both labor hours and labor cost provide a measure of the progress of our services. The effect of changes to total estimated contract costs is recognized in the period such changes are determined.

When technology solutions agreements include royalty payments, we recognize revenue from the royalty payments using the same methods described above under our policy for recognizing revenue from patent license agreements.

Sony Agreement

On December 21, 2012, we formed a joint venture with Sony Corporation of America to combine Sony's consumer electronics expertise with our wireless M2M and bandwidth management research. The joint venture, called Convida Wireless, will focus on driving new research in M2M wireless communications and other connectivity areas. Based on the terms of the agreement, the parties will contribute funding and resources for additional M2M research and platform development, which we will perform. Stephens Capital Partners LLC ("Stephens"), the principal investing affiliate of Stephens Inc., is a minority investor in Convida Wireless.

Our agreement with Sony is a multiple-element arrangement that also includes a three-year license to our patents for Sony's sale of 3G and 4G products, effective January 1, 2013, and an amount for past sales.

Under the arrangement, we expect to collect a total of $125.0 million of cash and have also acquired certain patents covering non-baseband technologies from Sony. We have estimated the value of the acquired patents to be $28.9 million. We estimated the fair value of patents by a combination of a discounted cash flow analysis (the income approach) and an analysis of comparable market transactions (the market approach). For the income approach, the inputs and assumptions used to develop this estimate were based on a market participant perspective and included estimates of projected royalties, discount rates, useful lives and income tax rates, among others. For the market approach, judgment was applied as to which market transactions were most comparable to this transaction. These inputs and assumptions represent our best estimates at the time of the transaction. Changes in any number of these assumptions may have had a substantial impact on the estimated value of the acquired patents.

In connection with this arrangement, we recognized $22.3 million of patent licensing revenue in fourth quarter 2012, and we expect to recognize $116.6 million of patent licensing revenue, using the straight-line method, over the three-year term of the patent license. The remaining $15.0 million represents funding toward M2M research and platform development.

Convida Wireless is a variable interest entity. Based on our provision of M2M research and platform development services to Convida Wireless, we have determined that we are the primary beneficiary for accounting purposes and must consolidate Convida Wireless. Because Convida Wireless had no operations in 2012, the consolidation of Convida Wireless had no impact on our financial statements as of December 31, 2012, and there was no income or loss to allocate to interests held by other parties.

The agreement is a multiple-element arrangement for accounting purposes. As discussed in our revenue recognition policy footnote, we identified each element of the arrangement and determined when those elements should be recognized. Using the accounting guidance from multiple-element revenue arrangements, we allocated the consideration to each element for accounting purposes using our best estimate of selling price for each element. The development of a number of these inputs and assumptions in the model requires a significant amount of management judgment and is based upon a number of factors, including the selection of industry comparables, market growth rates and other relevant factors. Changes in any number of these assumptions may have had a substantial impact on the fair value as assigned to each element for accounting purposes. These inputs and assumptions represent management's best estimates at the time of the transaction.

The impact that a five percent change in each of the following key estimates would have had on fourth quarter 2012 revenue and pretax income is summarized in the following table (in millions):

	Change in estimate	
	+ 5%	- 5%
Value of patents acquired	$ 1.4	$(1.4)
Allocation between past and future royalties	$(7.0)	$ 7.0

Compensation Programs

We use a variety of compensation programs to both attract and retain employees, and to more closely align employee compensation with company performance. These programs include, but are not limited to, short-term incentive awards tied to performance goals and cash awards to inventors for filed patent applications and patent issuances, as well as, prior to 2010, restricted stock unit ("RSU") awards for non-managers and the LTCP for managers, which included both time-based and performance-based RSUs and a performance-based cash incentive component. Prior to 2010, LTCP awards would alternate annually between RSU and cash cycles, each of which generally covered a three-year period and could overlap with another cycle by as many as two years.

In fourth quarter 2010, the LTCP was amended to, among other things, increase the relative proportion of performance-based compensation for executives and managers, extend participation to all employees, and eliminate alternating RSU and cash cycles. Effective with the cycle that began on January 1, 2010 through December 31, 2012, executives and managers received 25% of their LTCP participation in the form of time-based RSUs that vest in full at the end of the respective three-year cycle and the remaining 75% in the form of performance-based awards granted under the long-term incentive plan ("LTIP") component of the LTCP. LTIP performance-based awards may be paid out in the form of cash, equity or any combination thereof, as determined by the Compensation Committee of the Board of Directors. Where the form of payment has not been determined at the beginning of the cycle, as is the case of Cycle 5, Cycle 6 and Cycle 7 (each as defined below), the LTIP payment is assumed to be 100% cash for accounting purposes. All employees below manager level received 100% of their LTCP participation in the form of time-based RSUs that vest in full at the end of the respective three-year cycle. The following LTCP cycles were active for all or some portion of the three years ended December 31, 2012:

- *Cash Cycle 3:* A long-term performance-based cash incentive covering the period January 1, 2008 through December 31, 2010;
- *RSU Cycle 4:* Time-based and performance-based RSUs granted on January 1, 2009, with a target vest date of January 1, 2012;

- *Cycle 5:* Time-based RSUs granted on November 1, 2010, which vested on January 1, 2013, and a long-term performance-based incentive covering the period from January 1, 2010 through December 31, 2012;
- *Cycle 6*: Time-based RSUs granted on January 1, 2011, which vest on January 1, 2014, and a long-term performance-based incentive covering the period from January 1, 2011 through December 31, 2013; and
- *Cycle 7*: Time-based RSUs granted on January 1, 2012, which vest on January 1, 2015, and a long-term performance-based incentive covering the period from January 1, 2012 through December 31, 2014.

Note: The long-term performance-based incentives for each of Cycle 6 and Cycle 7 were converted into performance-based RSUs on January 18, 2013. As the conversion occurred after December 31, 2012, these cycles were accounted for as cash awards during 2011 and 2012.

We recognized share-based compensation expense of $6.5 million, $8.1 million and $5.8 million in 2012, 2011 and 2010, respectively. Included in 2011 is a charge of $1.3 million to increase the accrual rate for the performance-based RSU grant under RDU Cycle 4 from 0% to 31% based on the final payout associated with this grant. We also recognized $8.3 million, $1.8 million and $11.2 million of compensation expense in 2012, 2011 and 2010, respectively, related to the performance-based cash incentive under our LTCP.

In 2012, performance-based cash incentive cost of $8.3 million includes a charge of $4.4 million to increase the accrual rate for Cycle 5 from the previously estimated payout of 50% to the actual payout of 100%. The increase in the incentive payout from 50% to 100% was driven by the company's success in achieving a number of key goals, including the execution of strategic patent sales and the signing of new or amended 4G patent license agreements, after we had reduced the accrual rate to 50% in 2011.

In 2011, performance-based cash incentive cost of $1.8 million is net of a reduction of $5.7 million to decrease the accrual rates for Cycle 5 and Cycle 6 from 100% to 50%. This reduction was driven by the impact of our strategic alternatives review process on the timing of license agreements and includes a $1.9 million adjustment to amounts accrued through December 31, 2010.

In 2010, the performance-based cash incentive cost includes a charge of $3.3 million to increase the accrual rate for Cash Cycle 3 from the previously estimated payout of 50% to the actual payout of 86%. The increase in the incentive payout from 50% to 86% was driven by the company's success in achieving a number of key goals, including the signing of five new or amended 3G patent license agreements, after we had reduced the accrual rate to 50% in third quarter 2009.

At December 31, 2012, accrued compensation expense associated with the LTCP's performance-based incentives was based on estimated payouts of 100%, 50% and 0% for Cycle 5, Cycle 6 and Cycle 7, respectively. Under both the current and immediately prior versions of the program, 100% achievement of the goals set by the Compensation Committee of the Board of Directors results in a 100% payout of the performance-based incentive target amounts. For each 1% change above or below 100% achievement, the payout is adjusted by 2.5 percentage points, with a maximum payout under the current program of 200%, a maximum payout of 225% under the current program and no payout under either program for performance that falls below 80% achievement. The following table provides examples of the performance-based incentive payout that would be earned based on various levels of goal achievement:

Payout Scenarios Under Current LTCP Program

Goal Achievement	Payout
less than 80%	—
80%	50%
100%	100%
120%	150%
140% or greater (current program maximum)	200%
150% or greater (prior program maximum)	225%

If we had assumed that goal achievement for Cycle 6 would be either 100% or less than 50%, we would have accrued $3.8 million more or less, respectively, of related compensation expense through December 31, 2012.

If we had assumed that goal achievement for Cycle 7 would be 100% or 50%, we would have accrued $3.2 million or $1.6 million, respectively, of related compensation expense through December 31, 2012.

For LTCP RSU cycles that began prior to 2010, executives received 50% of their RSU grant as performance-based RSUs and 50% as time-based RSUs, and the company's managers received 25% of their RSU grant as performance-based RSUs and 75% as time-based RSUs.

Under the prior LTCP program, 100% achievement of the goals set by the Compensation Committee of the Board of Directors resulted in a 100% payout of the performance-based RSU incentive target amounts. For each 1% change above or below 100% achievement, the RSU payout was adjusted by 4 percentage points, with a maximum payout of 300%. For performance that fell below 80% achievement, no payout would occur. The following table provides examples of the performance-based RSU payout that would have been earned based on various levels of goal achievement:

Payout Scenarios Under Prior LTCP Program

Goal Achievement	Payout
less than 80%	—
80%	20%
100%	100%
120%	180%
150% or greater	300%

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Consolidated Statement of Income in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if management has determined that it is more likely than not that such assets will not be realized.

In addition, the calculation of tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of complex tax laws. We are subject to examinations by the Internal Revenue Service ("IRS") and other taxing jurisdictions on various tax matters, including challenges to various positions we assert in our filings. In the event that the IRS or another taxing jurisdiction levies an assessment in the future, it is possible the assessment could have a material adverse effect on our consolidated financial condition or results of operations.

The financial statement recognition of the benefit for a tax position is dependent upon the benefit being more likely than not to be sustainable upon audit by the applicable tax authority. If this threshold is met, the tax benefit is then measured and recognized at the largest amount that is greater than 50 percent likely of being realized upon ultimate settlement. In the event that the IRS or another taxing jurisdiction levies an assessment in the future, it is possible the assessment could have a material adverse effect on our consolidated financial condition or results of operations.

During fourth quarter 2009, we completed a study to assess the company's ability to utilize foreign tax credit carryovers into the tax year 2006. As a result of the study, we amended our United States federal income tax returns for the periods 1999 — 2005 to reclassify $29.3 million of foreign tax payments we made during those periods from deductions to foreign tax credits. We also amended our federal tax returns for the periods 2006 — 2008 to utilize the resulting tax credits. When we completed the study, we established a basis to support amending the returns and estimated that the maximum incremental benefit would be $19.1 million. We recognized a net benefit of $16.4 million after establishing a $2.7 million reserve for related tax contingencies. In 2011, we recorded an additional tax benefit of $8.3 million to eliminate this $2.7 million reserve and other tax contingencies and recognize interest income on the associated refund.

Between 2006 and 2012, we paid approximately $145.8 million in foreign taxes for which we have claimed foreign tax credits against our U.S. tax obligations. It is possible that as a result of tax treaty procedures, the U.S. government may reach an agreement with the related foreign governments that will result in a partial refund of foreign taxes paid with a related reduction in our foreign tax credits. Due to both foreign currency fluctuations and differences in the interest rate charged by the U.S. government compared to the interest rates, if any, used by the foreign governments, any such agreement could result in interest expense and/or foreign currency gain or loss.

New Accounting Guidance

Accounting Standards Updates: Fair Value Measurements: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS

In May 2011, the FASB issued authoritative guidance that is more closely aligned with the fair value measurement and disclosure guidance issued by the International Accounting Standards Board ("IASB"). The issuance of this standard results in global fair value measurement and disclosure guidance that minimizes the differences between U.S. GAAP and International Financial Reporting Standards. Many of the changes in the final standard represent clarifications to existing guidance, while some changes related to the valuation premise and the application of premiums and discounts and new required disclosures are more significant. This guidance is effective for interim and annual periods beginning after December 15, 2011. We adopted this guidance effective January 1, 2012; however, the adoption of this guidance does not have a significant impact on the company's financial statements or related disclosures.

Accounting Standards Updates: Presentation of Comprehensive Income

In June 2011, the FASB issued authoritative guidance requiring most entities to present items of net income and other comprehensive income either in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive, statements of net income and other comprehensive income. The option to present items of other comprehensive income in the statement of changes in equity was eliminated. This guidance is effective for interim and annual periods beginning after December 15, 2011. We adopted this guidance effective January 1, 2012. We have chosen to present items of net income and other comprehensive income in two separate but consecutive statements.

On December 23, 2011, the FASB issued an amendment to the new standard on comprehensive income to defer the requirement to measure and present reclassification adjustments from accumulated other comprehensive income to net income by income statement line item in net income and also in other comprehensive income. The deferred requirement would have called for the measurement and presentation in net income of items previously recognized in other comprehensive income.

In February 2013, the FASB issued final guidance on the presentation of reclassifications out of other comprehensive income. The amendments require an entity to provide information about the amounts reclassified out of other comprehensive income by component. In addition, an entity is required to present, either on the face of the income statement or in a footnote, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, only if the amount reclassified is required by

GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under GAAP that provide detail about those amounts. This amendment is effective for interim and fiscal years beginning after December 15, 2012. The amended standard will not impact the Company's financial position or results of operations.

Legal Proceedings

We are routinely involved in disputes associated with enforcement and licensing activities regarding our intellectual property, including litigations and other proceedings. These litigations and other proceedings are important means to enforce our intellectual property rights. We are a party to other disputes and legal actions not related to our intellectual property, but also arising in the ordinary course of our business. Refer to Part I, Item 3, of this Form 10-K for a description of our material legal proceedings.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL REQUIREMENTS

Our primary sources of liquidity are cash, cash equivalents and short-term investments, as well as cash generated from operations. We have the ability to obtain additional liquidity through debt and equity financings. Based on our past performance and current expectations, we believe our available sources of funds, including cash, cash equivalents and short-term investments and cash generated from our operations, will be sufficient to finance our operations, capital requirements, debt obligations and existing stock repurchase and dividend programs in the next twelve months.

On April 4, 2011, we completed an offering of $230.0 million in aggregate principal amount of 2.50% Senior Convertible Notes due 2016 (the "Notes"). The net proceeds from the offering were approximately $222.0 million, after deducting the initial purchaser's discount and offering expenses. A portion of the net proceeds of the offering were used to fund the cost of the convertible note hedge transactions entered into in connection with the offering of the Notes. Refer to Note 6, "Obligations," in the Notes to Condensed Consolidated Financial Statements included in Part II, Item 8, of this Form 10-K for a more detailed discussion of the Notes.

On June 18, 2012, we announced that certain of our subsidiaries had entered into a definitive agreement to sell approximately 1,700 patents to Intel Corporation for $375.0 million in cash. Upon the closing of the transaction in third quarter 2012, we received $375.0 million of cash and recorded this amount as revenue. Driven by this transaction, we made an estimated federal tax payment of approximately $104.0 million in fourth quarter 2012.

We have and expect to continue to use the net proceeds discussed above for general corporate purposes, which may include, among other things: acquisitions of intellectual property-related assets or businesses or securities in such businesses, capital expenditures, payment of cash dividends, funding of our existing stock repurchase program and working capital.

Cash, cash equivalents and short-term investments

At December 31, 2012 and December 31, 2011, we had the following amounts of cash, cash equivalents and short-term investments (in thousands):

	December 31, 2012	December 31, 2011	Increase / (Decrease)
Cash and cash equivalents	$349,843	$342,211	$ 7,632
Short-term investments	227,436	335,783	(108,347)
Total cash and cash equivalents and short-term investments	$577,279	$677,994	$(100,715)

The decrease in cash, cash equivalents and short-term investments was primarily attributable to the cost of repurchasing of common stock of $152.7 million, dividend payments of $83.1 million and $47.4 million in capital investments, which were partially offset by $177.6 million of cash provided by operating activities.

Cash flows from operations

We generated or used the following cash flows from our operating activities in 2012 and 2011 (in thousands):

	For the Year Ended December 31,		Increase / (Decrease)
	2012	2011	
Cash flows provided (used in) by operating activities	$177,608	$(34,338)	$211,946

The positive operating cash flow during 2012 was derived principally from cash receipts of $472.7 million from patent sales and patent license and technology solutions agreements. We received $380.0 million of patent sales payments, $67.3 million of per-unit royalty payments, including past sales, current royalties and prepayments, from existing customers and new licensees and $8.0 million of fixed-fee payments. Cash receipts from our technology solutions agreements totaled $17.4 million, primarily related to royalties and other license fees associated with our SlimChip modem core. These cash receipts and other changes in working capital were partially offset by cash operating expenses (operating expenses less depreciation of fixed assets, amortization of patents, non-cash cost of patent sales, non-cash compensation, accretion of debt discount and amortization of financing costs) of $191.5 million, cash payments for short-term and long-term incentive compensation of $10.3 million, estimated federal tax payments of $110.5 million and cash payments for foreign source withholding taxes of $3.6 million.

Cash used in operating activities during 2011 included cash operating expenses (operating expenses less depreciation of fixed assets, amortization of patents, non-cash compensation, accretion of debt discount, impairment of long-term investments and amortization of financing costs) of $126.9 million, cash payments for short-term and long-term incentive compensation accrued in prior periods of $20.1 million and tax payments of $36.6 million. These items were partially offset by $128.3 million of cash receipts from patent license and technology solutions agreements, tax refunds and other changes in working capital. We received $34.0 million of fixed-fee payments and $65.4 million of per-unit royalty payments, including past sales and prepayments, from existing licensees and a new licensee. Cash receipts from our technology solutions agreements totaled $28.9 million, primarily related to royalties and other license fees associated with our SlimChip modem core. In addition, we received $19.5 million in tax refunds, including interest income, as a result of amendments of previously filed tax returns.

Working capital

We believe that working capital, adjusted to exclude cash, cash equivalents, short-term investments and current deferred revenue provides additional information about non-cash assets and liabilities that might affect our near-term liquidity. While we believe cash and short-term investments are important measures of our liquidity, the remaining components of our current assets and current liabilities, with the exception of deferred revenue, could affect our near-term liquidity and/or cash flow. We have no material obligations associated with our deferred revenue, and the amortization of deferred revenue has no impact on our future liquidity and or cash flow. Our adjusted working capital, a non-GAAP financial measure, reconciles to working capital, the most directly comparable GAAP financial measure, at December 31, 2012 and December 31, 2011 (in thousands) as follows:

	December 31, 2012	December 31, 2011	Increase / (Decrease)
Current assets	$814,347	$768,887	$ 45,460
Less: current liabilities	172,913	173,153	(240)
Working capital	641,434	595,734	45,700
Subtract:			
Cash and cash equivalents	349,843	342,211	7,632
Short-term investments	227,436	335,783	(108,347)
Add:			
Current deferred revenue	106,305	134,087	(27,782)
Adjusted working capital	$170,460	$ 51,827	$ 118,633

The $118.6 million increase in adjusted working capital in 2012 compared to 2011 is primarily attributable to a $132.8 million increase in accounts receivable related to new and recently renewed its patent license agreements and a $21.4 million increase in prepaid expenses and other current assets primarily related to tax receivables. These increases were partially offset by increases to accrued compensation and other accrued expenses, primarily due to the LTCP performance cycle that ended December 31, 2012 and the accrued repositioning charge, respectively. Additionally, a decrease in deferred tax assets of $17.0 million primarily related to timing differences in the recognition of deferred revenue for book and tax purposes helped offset the increases discussed above.

Cash used in or provided by investing and financing activities

We generated net cash in investing activities of $63.0 million in 2012 and used $41.2 million in 2011. We sold $110.4 million of short-term marketable securities, net of purchases in 2012, and we purchased $10.1 million of short-term marketable securities, net of sales, in 2011. This increase in net sales was driven by higher cash needs primarily associated with our stock repurchase program and our cash dividends. Purchases of property and equipment decreased to $3.6 million in 2012 from $3.8 million in 2011 primarily due to a lower level of investments in new and existing facilities. Investment costs associated with capitalized patent costs and acquisition of patent costs increased to $43.8 million in 2012 from $27.2 million in 2011, primarily due to investments in patent acquisitions in 2012.

Net cash used in financing activities decreased by $435.2 million in 2012 primarily due to our issuance of the Notes and related transactions in second quarter 2011 as well as our repurchases of common stock of $152.7 million and dividends paid of $83.1 million in 2012.

Other

Our combined short-term and long-term deferred revenue balance at December 31, 2012 was approximately $268.1 million, a decrease of $19.9 million from December 31, 2011. We have no material obligations associated with such deferred revenue. The decrease in deferred revenue was primarily due to $223.4 million of deferred revenue recognized, partially offset by a gross increase in deferred revenue of $174.6 million. This deferred revenue recognized was comprised of $135.1 million of amortized fixed-fee royalty payments and $88.4 million in past sales and per-unit exhaustion of prepaid royalties (based upon royalty reports provided by our licensees). The gross increase in deferred revenue of $174.6 million primarily related to cash received or due from patent licensees and technology solutions customers. Of the $174.6 million, $14.5 million relates to the technology solutions agreement arbitration discussed above in the "Overview" section.

Based on current license agreements, we expect the amortization of fixed-fee royalty payments to reduce the December 31, 2012 deferred revenue balance of $268.1 million by $62.0 million over the next twelve months. Additional reductions to deferred revenue will be dependent upon the level of per-unit royalties our licensees report against prepaid balances or arbitration rulings.

Contractual Obligations

On April 4, 2011, InterDigital entered into an indenture (the "Indenture"), by and between the company and The Bank of New York Mellon Trust Company, N.A., as trustee, pursuant to which the $230.0 million in Notes were issued. The Notes bear interest at a rate of 2.50% per year, payable in cash on March 15 and September 15 of each year, commencing September 15, 2011. The Notes will mature on March 15, 2016, unless earlier converted or repurchased.

For more information on the Notes, see Note 6, "*Obligations*," in the Notes to Consolidated Financial Statements included in Part II, Item 8, of this Form 10-K.

The following table summarizes our contractual obligations as of December 31, 2012 (in millions):

	Payments Due by Period				
	Total	**Less Than 1 year**	**1-3 Years**	**3-5 Years**	**Thereafter**
2.50% Senior Convertible Notes due 2016	$230.0	$ —	$ —	$230.0	$ —
Contractual interest payments on Notes	20.2	5.8	11.5	2.9	—
Operating lease obligations	16.9	2.4	4.5	3.9	6.1
Purchase obligations(a)	11.3	11.3	—	—	—
Total contractual obligations	$278.4	$19.5	$16.0	$236.8	$6.1

(a) Purchase obligations consist of agreements to purchase good and services that are legally binding on us, as well as accounts payable.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as defined by Item 303(a)(4) of Regulation S-K.

RESULTS OF OPERATIONS

2012 Compared with 2011

Revenues

The following table compares 2012 revenues to 2011 revenues (in millions):

	For the Year Ended December 31,		(Decrease)/Increase	
	2012	2011		
Per-unit royalty revenue	$115.3	$146.5	$ (31.2)	(21)%
Fixed-fee amortized royalty revenue	135.1	135.2	(0.1)	—
Current patent royalties	250.4	281.7	(31.3)	(11)%
Past sales	26.2	13.6	12.6	93%
Total patent licensing royalties	276.6	295.3	(18.7)	(6)%
Patent Sales	384.0	—	384.0	100%
Technology solutions revenue	2.5	6.4	(3.9)	(61)%
Total revenue	$663.1	$301.7	$361.4	120%

Total revenue increased $361.4 million in 2012, primarily attributable to patent sales. Not including patent sales revenue, total revenue decreased $22.6 million. This decrease is primarily attributable to a $31.3 million decrease in current patent licensing royalties, which was partially offset by a $12.6 million increase in past sales revenue. Per-unit royalty revenue decreased $31.2 million, the majority of which was due to lower shipments from our Japanese per-unit licensees and our licensees with concentrations in the smartphone market. Royalties from past sales totaled $26.2 million in 2012, primarily related to the signing of new or amended license agreements and the resolution of audits of existing licensees. Royalties from past sales totaled $13.6 million in 2011, primarily related to the resolution of audits of existing licensees. The decrease in technology solutions revenue was due to lower royalties recognized in connection with our SlimChip modem IP business.

In 2012 and 2011, 72% and 59% of our total revenues, respectively, were attributable to companies that individually accounted for 10% or more of our total revenues. In 2012 and 2011, the following customers accounted for 10% or more of our total revenues:

	For the Year Ended December 31,	
	2012	2011
Intel Corporation	57%	< 10%
Samsung Electronics Company, Ltd.	15%	34%
BlackBerry	< 10%	14%
HTC Corporation	< 10%	11%

Operating Expenses

The following table summarizes the change in operating expenses by category (in millions):

	For the Year Ended December 31,		Increase/(Decrease)	
	2012	2011		
Patent administration and licensing	$126.3	$ 71.7	$54.6	76%
Development	67.9	63.8	4.1	6%
Selling, general and administrative	37.4	31.5	5.9	19%
Repositioning	12.5	—	12.5	100%
Total operating expenses	$244.1	$167.0	$77.1	46%

Operating expenses increased 46% to $244.1 million in 2012 from $167.0 million in 2011. Not including $12.5 million in repositioning charges in 2012, operating expenses would have increased 39%. The $77.1 million increase in total operating expenses was primarily due to increases/(decreases) in the following items (in millions):

	Increase/ (Decrease)
Intellectual property enforcement and non-patent litigation	$31.2
Cost of patent sales	16.7
Personnel-related costs	6.8
Long-term compensation	5.0
Litigation contingency	3.2
Depreciation and amortization	2.6
Patent maintenance and evaluation	1.4
Other	(0.8)
Strategic alternatives evaluation process costs	(1.5)
Total increase in operating expenses excluding repositioning charges	64.6
Repositioning charge	12.5
Total increase in operating expenses	$77.1

Intellectual property enforcement and non-patent litigation costs increased $31.2 million primarily due to costs associated with the USITC actions initiated in second half 2011 and January 2013, the ongoing arbitration proceeding related to one of our technology solutions agreements, and various arbitrations with our existing licensees. We recognized $16.7 million of expense associated with patent sales. Included in this amount was the remaining net book value of patents sold, as well as commissions and legal and accounting services fees paid in conjunction with the sales. Personnel-related costs grew $6.8 million primarily due to increased personnel levels and merit increases. Long-term compensation increased $5.0 million, primarily due to a $4.4 million charge to increase the accrual rate on our LTCP cycle ended December 31, 2012, and a net $4.4 million reduction to the accrual rates on our active cycles in 2011. This increase was partially offset by lower accrual rates on the remaining two active cycles under the LTCP in 2012 as compared to 2011. In 2012 we recorded a litigation contingency related to our Huawei China proceedings. Patent amortization increased $3.1 million due to increases in the number of patent applications filed in recent years and patent acquisitions made during 2012, and was partially offset by decreases in depreciation of $0.5 million. The increase in patent maintenance and patent evaluation costs was primarily related to due diligence associated with both patent acquisition and patent sale opportunities. Costs associated with our strategic alternatives evaluation process decreased $1.5 million due to the company exiting the process in first quarter 2012.

Patent administration and licensing expense: The increase in patent administration and licensing expense primarily resulted from the above-noted increases in intellectual property enforcement, cost of patent sales, personnel-related costs, patent amortization and patent maintenance and evaluation.

Development expense: The increase in development expense was primarily attributable to the above-noted increase in personnel-related costs and long-term compensation.

Selling, general and administrative expense: The increase in selling, general and administrative expense was primarily attributable to the above-noted increases in non-patent litigation, personnel-related costs and long-term compensation. These increases were partially offset by the above-noted decrease in costs associated with the strategic alternatives process.

Repositioning expense: As part of our ongoing expense management, we initiated a voluntary early retirement program ("VERP") in September 2012. Approximately 60 employees elected to participate in the VERP across our 5 locations. We incurred a charge of $12.5 million in 2012.

Other (Expense) Income

The following table compares 2012 other (expense) income to 2011 other (expense) income (in millions):

	For the Year Ended December 31,			
	2012	2011	(Decrease)/Increase	
Interest expense	$(14.9)	$(10.9)	$(4.0)	37%
Other	(0.2)	(1.8)	1.6	(89)%
Investment income	4.7	2.6	2.1	81%
	$(10.4)	$(10.1)	$(0.3)	3%

The change between periods primarily resulted from the recognition of an additional $3.7 million of interest expense associated with the Notes, due to the Notes being outstanding for the full year in 2012 compared to only nine months in 2011. This change was partially offset by higher returns on our investment balances in 2012 and a decrease in other expense due to $1.6 million of investment impairments recorded in 2011.

Income Taxes

In 2012, our effective tax rate was approximately 33.5% based on the statutory federal tax rate net of discrete foreign taxes and a $6.7 million benefit related to the reversal of a valuation allowances against deferred taxes. During 2011, our effective tax rate was approximately 28.2% based on the statutory federal tax rate net of discrete foreign taxes, a $6.8 million benefit related to the reversal of a previously accrued liability for tax contingencies and its related interest and $1.5 million of after-tax interest income related to a tax refund.

2011 Compared with 2010

Revenues

The following table compares 2011 revenues to 2010 revenues (in millions):

	For the Year Ended December 31,			
	2011	2010	Increase/(Decrease)	
Fixed-fee amortized royalty revenue	$135.2	$195.8	$(60.6)	(31)%
Per-unit royalty revenue	146.5	133.1	13.4	10%
Current patent royalties	281.7	328.9	(47.2)	(14)%
Past sales	13.6	41.3	(27.7)	(67)%
Total patent licensing royalties	295.3	370.2	(74.9)	(20)%
Technology solutions revenue	6.4	24.3	(17.9)	(74)%
Total revenue	$301.7	$394.5	$(92.8)	(24)%

The $92.8 million decrease in total revenue was primarily attributable to a $74.9 million decrease in patent licensing royalties. Of this decrease in patent licensing royalties, $60.6 million was attributable to a decrease in fixed-fee amortized royalty revenue. This decrease was primarily driven by the expiration of the 3G portion of our patent license agreement with LG at the end of 2010. The $27.7 million decrease in past sales revenue was due to the signing of a patent license agreement with Casio Hitachi Mobile Communications Co., Ltd., the resolution of a routine audit and the renewal of a patent license agreement, each in 2010. Royalties from past sales totaled $13.6 million in 2011, primarily related to the resolution of audits of existing licensees. Per-unit royalty revenue increased $25.6 million due to strong sales from licensees with concentrations in smartphones, partly offset by a $12.7 million decrease in royalties from our Japanese licensees as a result of lower shipments.

The decrease in technology solutions revenue was due to the elimination of $14.1 million of revenue under technology solutions agreements that concluded in 2010. The remaining decrease was due to lower royalties recognized in connection with our SlimChip modem IP as a result of the ongoing arbitration proceeding related to one of our technology solutions agreements.

In 2011 and 2010, 59% and 41% of our total revenues, respectively, were attributable to companies that individually accounted for 10% or more of our total revenues. In 2011 and 2010, the following licensees accounted for 10% or more of our total revenues:

	For the Year Ended December 31,	
	2011	2010
Samsung Electronics Company, Ltd.	34%	26%
BlackBerry	14%	< 10%
HTC Corporation	11%	< 10%
LG Electronics, Inc.	0%	15%

Operating Expenses

The following table summarizes the change in operating expenses by category (in millions):

	For the Year Ended December 31,		Increase/(Decrease)	
	2011	2010		
Patent administration and licensing	$ 71.7	$ 58.9	$ 12.8	22%
Development	63.8	71.5	(7.7)	(11)%
Selling, general and administrative	31.5	28.3	3.2	11%
Repositioning	—	—	—	—
Total operating expenses	$167.0	$158.7	$ 8.3	5%

The $8.3 million increase in operating expenses was primarily due to net changes in the following items (in millions):

	Increase/ (Decrease)
Intellectual property enforcement and non-patent litigation	$14.0
Personnel-related costs	6.0
Strategic alternatives evaluation process costs	2.1
Depreciation and amortization	1.6
Consulting services	1.3
Other	0.6
Engineering software, equipment and maintenance	0.5
Sublicense fees	(7.5)
Long-term compensation	(7.0)
Commissions	(3.3)
Total increase in operating expenses	$ 8.3

Intellectual property enforcement and non-patent litigation costs increased $14.0 million primarily due to costs associated with USITC Proceeding (337-TA-868). Personnel-related costs grew $6.0 million primarily due to increased personnel levels within our patents, licensing and advanced research groups. Costs associated with our strategic alternatives evaluation process contributed $2.1 million to the operating expense increase.

Depreciation and patent amortization increased $1.6 million due to higher levels of capitalized patent costs in recent years. Consulting services and engineering software, equipment and maintenance increased $1.8 million primarily due to the initiation of new development projects in 2011. The decrease in sublicense fees was as a result of technology solutions agreements that concluded in 2010. The $7.0 million decrease in long-term compensation was primarily due to a $5.7 million reduction to the accrual rates on Cycles 5 and 6 of the LTCP in 2011, a $1.3 million increase to the accrual rate on RSU Cycle 4 in 2011 and a $3.3 million charge, in 2010, to increase our accrual rate for Cash Cycle 3. The $3.3 million decrease in commission expense was primarily driven by the decline in revenue in 2011.

Patent administration and licensing expense: The increase in patent administration and licensing expense primarily resulted from the above-noted increases in intellectual property enforcement, personnel-related costs and patent amortization. These increases were partially offset by the above-noted decrease in commissions, as well as a decrease in consulting services due to lower levels of patent due diligence. The decrease in long-term compensation costs further offset the previously mentioned increases.

Development expense: The decrease in development expense was primarily attributable to the above-noted decreases in sublicense fees related to technology solutions agreements that concluded in 2010 and long-term compensation costs. These decreases were partially offset by the above-noted increases in personnel-related costs, as well as increases in consulting services and engineering software, equipment and maintenance attributable to the initiation of new research and development projects in 2011.

Selling, general and administrative expense: The increase in selling, general and administrative expense was primarily attributable to the above-noted increases in costs associated with our strategic alternatives evaluation process and non-patent litigation costs, which was related to the previously discussed arbitration proceeding related to one of our technology solutions agreements. These increases were partially offset by a decrease in long-term compensation costs.

Other (Expense) Income

The following table compares 2011 other (expense) income to 2010 other (expense) income (in millions):

	For the Year Ended December 31,			
	2011	2010	(Decrease)/Increase	
Interest expense	$(10.9)	$(0.1)	$(10.8)	10,800%
Other	(1.8)	0.3	(2.1)	(700)%
Investment income	2.6	2.4	0.2	8%
	$(10.1)	$ 2.6	$(12.7)	(488)%

The change between periods primarily resulted from the recognition of $10.9 million of interest expense associated with the Notes and the recognition of a $1.6 million charge for investment impairment in 2011.

Income Taxes

In 2011, our effective tax rate was approximately 28.2% based on the statutory federal tax rate net of discrete foreign taxes, a $6.8 million benefit related to the reversal of a previously accrued liability for tax contingencies and its related interest and $1.5 million of after-tax interest income related to a tax refund. During 2010, our effective tax rate was approximately 35.6% based on the statutory federal tax rate net of discrete foreign taxes.

STATEMENT PURSUANT TO THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 — FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such statements include certain information in "Part I, Item 1. Business" and "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and other information regarding our current beliefs, plans and expectations, including without limitation the matters set forth below. Words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "forecast," "believe," "could," "would," "should," "if," "may," "might," "future," "target," "goal," "trend," "seek to," "will continue," "predict," "likely," "in the event," variations of any such words or similar expressions contained herein are intended to identify such forward-looking statements. Forward-looking statements in this Annual Report on Form 10-K include, without limitation, statements regarding:

(i) Our expectation that the technologies in which we are engaged in advanced research will improve the wireless user's experience and enable the delivery of a broad array of information and services;

(ii) Our objective to continue to be a leading designer and developer of technology solutions for the wireless industry;

(iii) Our plans for executing on our business strategy, including our plans to pursue additional patent sales and patent licensing partnerships, enhance our technology sourcing and commercialize our market-ready technologies and research capabilities;

(iv) Our belief that our portfolio includes a number of patents and patent applications that are or may be essential or may become essential to cellular and other wireless standards, including 2G, 3G, 4G and the IEEE 802 suite of standards, and that companies making, importing, using or selling products compliant with these standards require a license under our patents and will require licenses under patents that may issue from our pending patent applications;

(v) The anticipated continued growth in sales of advanced wireless products and services and continued proliferation of converged devices;

(vi) The predicted increases in global wireless subscriptions, worldwide handset shipments, including shipments of 3G and 4G phones, shipments of media tablets with wireless connectivity and IEEE 802.11 semiconductor shipments over the next several years;

(vii) Factors driving the continued growth of advanced wireless products and services sales over the next five years;

(viii) The types of licensing arrangements and various royalty structure models that we anticipate using under our future license agreements;

(ix) The possible outcome of audits of our license agreements when underreporting or underpayment is revealed;

(x) Our plan to continue to pay a quarterly cash dividend on our common stock at the rate set forth in our current dividend policy;

(xi) Our current plans to preserve a significant portion of our cash, cash equivalents and short-term investments to finance our business in the near future;

(xii) Our ability to obtain additional liquidity through debt and equity financings;

(xiii) Our belief that our available sources of funds will be sufficient to finance our operations, capital requirements, debt obligations and existing stock repurchase and dividend programs in the next twelve months;

(xiv) The potential effects of new accounting standards on our financial statements or results of operations;

(xv) The expected amortization of fixed-fee royalty payments over the next twelve months to reduce our deferred revenue balance;

(xvi) The expected timing, outcome and impact of our various litigation and administrative matters; and

(xii) Our belief that it is more likely than not that the company will successfully sustain its separate company reporting in connection with our New York State audit described in Note 11 to the Consolidated Financial Statements.

Although the forward-looking statements in this Form 10-K reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by us. Consequently, forward-looking statements concerning our business, results of operations and financial condition are inherently subject to risks and uncertainties. We caution readers that actual results and outcomes could differ materially from those expressed in or anticipated by such forward-looking statements due to a variety of factors, including, without limitation, the following:

(i) unanticipated difficulties or delays related to the further development of our technologies;

(ii) the failure of the markets for our technologies to materialize to the extent or at the rate that we expect;

(iii) changes in the company's plans, strategy or initiatives;

(iv) the challenges related to entering into new and renewed patent license agreements and unanticipated delays, difficulties or acceleration in the negotiation and execution of patent license agreements;

(v) our ability to leverage our strategic relationships and secure new patent license and technology solutions agreements on acceptable terms;

(vi) the impact of current trends in the industry that could result in reductions in and/or caps on royalty rates under new patent license agreements;

(vii) changes in the market share and sales performance of our primary licensees, delays in product shipments of our licensees and timely receipt and final reviews of quarterly royalty reports from our customers and related matters;

(viii) the timing and/or outcome of our various litigation, arbitration or administrative proceedings, including any awards or judgments relating to such proceedings, additional legal proceedings, changes in the schedules or costs associated with legal proceedings or adverse rulings in such legal proceedings;

(ix) the impact of potential patent legislation, USPTO rule changes and international patent rule changes on our patent prosecution and licensing strategies;

(x) the timing and/or outcome of any state or federal tax examinations or audits, changes in tax laws and the resulting impact on our tax assets and liabilities;

(xi) the effects of any dispositions, acquisitions or other strategic transactions by the company;

(xii) decreased liquidity in the capital markets; and

(xiii) unanticipated increases in the company's cash needs or decreases in available cash.

You should carefully consider these factors as well as the risks and uncertainties outlined in greater detail in Part I, Item 1A, in this Form 10-K before making any investment decision with respect to our common stock. These factors, individually or in the aggregate, may cause our actual results to differ materially from our expected and historical results. You should understand that it is not possible to predict or identify all such factors. In addition, you should not place undue reliance on the forward-looking statements contained herein, which are made only as of the date of this Form 10-K. We undertake no obligation to revise or update publicly any forward-looking statement for any reason, except as otherwise required by law.

Item 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.*

Cash Equivalents and Investments

The primary objectives of our investment activities are to preserve principal and maintain liquidity while at the same time capturing a market rate of return. To achieve these objectives, we maintain our portfolio of cash and cash equivalents, and short-term and long-term investments in a variety of securities, including government obligations, corporate bonds and commercial paper.

Interest Rate Risk — We invest our cash in a number of diversified high quality investment-grade fixed and floating rate securities with a fair value of $577.3 million at December 31, 2012. Our exposure to interest rate risks is not significant due to the short average maturity, quality and diversification of our holdings. We do not hold any derivative, derivative commodity instruments or other similar financial instruments in our portfolio. The risk associated with fluctuating interest rates is generally limited to our investment portfolio. We believe that a hypothetical 10% change in period-end interest rates would not have a significant impact on our results of operations or cash flows.

The following table provides information about our interest-bearing securities that are sensitive to changes in interest rates as of December 31, 2012. The table presents principal cash flows, weighted-average yield at cost and contractual maturity dates. Additionally, we have assumed that these securities are similar enough within the specified categories to aggregate these securities for presentation purposes.

Interest Rate Sensitivity
Principal Amount by Expected Maturity
Average Interest Rates
(in millions)

	2013	2014	2015	2016	2017	Thereafter	Total
Money market and demand accounts	$261.9	$ —	$ —	$ —	$ —	$ —	$261.9
Cash equivalents	$ 87.9	$ —	$ —	$ —	$ —	$ —	$ 87.9
Short-term investments	$207.4	$11.9	$6.2	$0.2	$1.0	$0.8	$227.5
Interest rate	2.0%	1.6%	1.0%	0.8%	2.2%	0.7%	0.7%

Cash and cash equivalents and available-for-sale securities are recorded at fair value.

Bank Liquidity Risk — As of December 31, 2012 we had approximately $261.9 million in operating accounts and money market funds that are held with domestic and international financial institutions. The majority of these balances are held with domestic financial institutions. While we monitor daily cash balances in our operating accounts and adjust the cash balances as appropriate, these cash balances could be lost or become inaccessible if the underlying financial institutions fail or if they are unable to meet the liquidity requirements of their depositors. Notwithstanding, we have not incurred any losses and have had full access to our operating accounts to date.

Foreign Currency Exchange Rate Risk — We are exposed to risk from fluctuations in currencies, which might change over time as our business practices evolve, that could impact our operating results, liquidity and financial condition. We operate and invest globally. Adverse movements in currency exchange rates might negatively affect our business due to a number of situations. Currently, our international licensing agreements are typically made in U.S. dollars and are generally not subject to foreign currency exchange rate risk. We do not engage in foreign exchange hedging transactions at this time.

Between 2006 and 2012, we paid approximately $145.8 million in foreign taxes for which we have claimed foreign tax credits against our U.S. tax obligations. It is possible that as a result of tax treaty procedures, the U.S. government may reach an agreement with the related foreign governments that will result in a partial refund of foreign taxes paid with a related reduction in our foreign tax credits. Due to both foreign currency fluctuations and differences in the interest rate charged by the U.S. government compared to the interest rates, if any, used by the foreign governments, any such agreement could result in interest expense and/or foreign currency gain or loss.

Investment Risk — We are exposed to market risk as it relates to changes in the market value of our short-term and long-term investments in addition to the liquidity and creditworthiness of the underlying issuers of our investments. We hold a diversified investment portfolio, which includes, fixed and floating-rate, investment-grade marketable securities, mortgage and asset-backed securities and U.S. government and other securities. The instruments included in our portfolio meet high credit quality standards, as specified in our investment policy guidelines. This policy also limits our amount of credit exposure to any one issue, issuer and type of instrument. Given that the guidelines of our investment policy prohibit us from investing in anything but highly rated instruments, our investments are not subject to significant fluctuations in fair value due to the volatility of the credit markets and prevailing interest rates for such securities. Our marketable securities, consisting of government obligations, corporate bonds and commercial paper, are classified as available-for-sale with a fair value of $227.5 million as of December 31, 2012.

Equity Risk — We are exposed to changes in the market-traded price of our common stock as it influences the calculation of earnings per share. In connection with the offering of the Notes, we entered into convertible note hedge transactions with an affiliate of the initial purchaser (the “option counterparty”). We also sold warrants to the option counterparty. These transactions have been accounted for as an adjustment to our shareholders’ equity. The convertible note hedge transactions are expected to reduce the potential equity dilution upon conversion of the Notes. The warrants along with any shares issuable upon conversion of the Notes will have a dilutive effect on our earnings per share to the extent that the average market price of our common stock for a given reporting period exceeds the applicable strike price or conversion price of the warrants or convertible Notes, respectively.

Item 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.*

All other schedules are omitted because they are either not required or applicable or equivalent information has been included in the financial statements and notes thereto.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of InterDigital, Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of InterDigital, Inc. and its subsidiaries at December 31, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's Annual Report on Internal Control Over Financial Reporting" appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
February 25, 2013

INTERDIGITAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	DECEMBER 31, 2012	DECEMBER 31, 2011
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 349,843	$ 342,211
Short-term investments	227,436	335,783
Accounts receivable, less allowances of $1,750	169,874	28,079
Deferred tax assets	36,997	53,990
Prepaid and other current assets	30,197	8,824
Total current assets	814,347	768,887
PROPERTY AND EQUIPMENT, NET	7,824	7,997
PATENTS, NET	177,557	137,963
DEFERRED TAX ASSETS	30,687	54,110
OTHER NON-CURRENT ASSETS	26,194	28,011
	242,262	228,081
TOTAL ASSETS	$1,056,609	$ 996,968
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of long-term debt	$ —	$ 180
Accounts payable	9,600	7,110
Accrued compensation and related expenses	20,661	14,129
Deferred revenue	106,305	134,087
Taxes payable	3,960	3,265
Dividend payable	—	4,570
Other accrued expenses	32,387	9,812
Total current liabilities	172,913	173,153
LONG-TERM DEBT	200,391	192,529
LONG-TERM DEFERRED REVENUE	161,820	153,953
OTHER LONG-TERM LIABILITIES	2,780	5,651
TOTAL LIABILITIES	537,904	525,286
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY:		
Preferred Stock, $0.10 par value, 14,399 shares authorized, 0 shares issued and outstanding	—	—
Common Stock, $0.01 par value, 100,000 shares authorized, 69,459 and 69,118 shares issued and 41,050 and 45,548 shares outstanding	695	691
Additional paid-in capital	579,852	573,950
Retained earnings	659,235	466,727
Accumulated other comprehensive income (loss)	864	(439)
	1,240,646	1,040,929
Treasury stock, 28,409 and 23,570 shares of common held at cost	721,941	569,247
Total shareholders' equity	518,705	471,682
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,056,609	$ 996,968

The accompanying notes are an integral part of these statements.

INTERDIGITAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

	FOR THE YEAR ENDED DECEMBER 31,		
	2012	**2011**	**2010**
REVENUES			
Patent licensing royalties	$ 276,547	$295,372	$370,231
Patent sales	384,000	—	—
Technology solutions	2,516	6,370	24,314
	663,063	301,742	394,545
OPERATING EXPENSES:			
Patent administration and licensing	126,284	71,736	58,907
Development	67,862	63,763	71,464
Selling, general and administrative	37,351	31,486	28,301
Repositioning	12,536	—	—
	244,033	166,985	158,672
Income from operations	419,030	134,757	235,873
OTHER (EXPENSE) INCOME	(10,396)	(10,149)	2,574
Income before income taxes	408,634	124,608	238,447
INCOME TAX PROVISION	(136,830)	(35,140)	(84,831)
NET INCOME	$ 271,804	$ 89,468	$153,616
NET INCOME PER COMMON SHARE — BASIC	$ 6.31	$ 1.97	$ 3.48
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING — BASIC	43,070	45,411	44,084
NET INCOME PER COMMON SHARE — DILUTED	$ 6.26	$ 1.94	$ 3.43
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING — DILUTED	43,396	46,014	44,824
CASH DIVIDENDS DECLARED PER COMMON SHARE	$ 1.90	$ 0.40	$ 0.10

The accompanying notes are an integral part of these statements.

INTERDIGITAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	For the Year Ended December 31,		
	2012	2011	2010
Net income	$271,804	$89,468	$153,616
Unrealized gain (loss) investments, net of tax	1,303	(550)	(166)
Total comprehensive income	$273,107	$88,918	$153,450

The accompanying notes are an integral part of these statements.

INTERDIGITAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands, except per share data)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Total Shareholders' Equity
	Shares	Amount				Shares	Amount	
BALANCE, DECEMBER 31, 2009	66,831	$668	$491,068	$246,771	$ 277	23,570	$(569,247)	$ 169,537
Net income	—	—	—	153,616	—	—	—	153,616
Net change in unrealized gain on short-term investments	—	—	—	—	(166)	—	—	(166)
Dividends declared	—	—	62	(4,588)	—	—	—	(4,526)
Exercise of Common Stock options	1,491	15	21,505	—	—	—	—	21,520
Issuance of Common Stock, net	280	3	(316)	—	—	—	—	(313)
Tax benefit from exercise of stock options	—	—	7,653	—	—	—	—	7,653
Amortization of unearned compensation	—	—	5,795	—	—	—	—	5,795
BALANCE, DECEMBER 31, 2010	68,602	$686	$525,767	$395,799	$ 111	23,570	$(569,247)	$ 353,116
Net income	—	—	—	89,468	—	—	—	89,468
Net change in unrealized gain on short-term investments	—	—	—	—	(550)	—	—	(550)
Dividends declared	—	—	347	(18,540)	—	—	—	(18,193)
Exercise of Common Stock options	333	3	4,494	—	—	—	—	4,497
Issuance of Common Stock, net	183	2	(385)	—	—	—	—	(383)
Tax benefit from exercise of stock options	—	—	5,131	—	—	—	—	5,131
Amortization of unearned compensation	—	—	8,115	—	—	—	—	8,115
Convertible note hedge transactions, net of tax	—	—	(27,519)	—	—	—	—	(27,519)
Warrant transactions	—	—	31,740	—	—	—	—	31,740
Equity component of the Notes, net of tax	—	—	27,760	—	—	—	—	27,760
Deferred financing costs allocated to equity	—	—	(1,500)	—	—	—	—	(1,500)
BALANCE, DECEMBER 31, 2011	69,118	$691	$573,950	$466,727	$ (439)	23,570	$(569,247)	$ 471,682
Net income	—	—	—	271,804	—	—	—	271,804
Net change in unrealized gain on short-term investments	—	—	—	—	1,303	—	—	1,303
Dividends declared	—	—	789	(79,296)	—	—	—	(78,507)
Exercise of Common Stock options	132	2	2,109	—	—	—	—	2,111
Issuance of Common Stock, net	209	2	(4,389)	—	—	—	—	(4,387)
Tax benefit from exercise of stock options	—	—	898	—	—	—	—	898
Amortization of unearned compensation	—	—	6,495	—	—	—	—	6,495
Repurchase of Common Stock	—	—	—	—	—	4,839	(152,694)	(152,694)
BALANCE, DECEMBER 31, 2012	**69,459**	**$695**	**$579,852**	**$659,235**	**$ 864**	**28,409**	**$(721,941)**	**$ 518,705**

The accompanying notes are an integral part of these statements

INTERDIGITAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	FOR THE YEAR ENDED DECEMBER 31,		
	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 271,804	$ 89,468	$ 153,616
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	26,248	23,805	22,125
Amortization of deferred financing fees and accretion of debt discount	9,165	6,544	—
Deferred revenue recognized	(223,419)	(235,513)	(283,012)
Increase in deferred revenue	174,604	56,575	81,737
Deferred income taxes	40,416	(1,210)	(6,738)
Share-based compensation	6,495	8,115	5,801
Impairment of long-term investment	—	1,616	—
Non-cash cost of patent sales	10,654	—	—
Other	90	(238)	80
(Increase) decrease in assets:			
Receivables	(141,795)	5,553	179,273
Deferred charges and other assets	(21,651)	21,025	2,319
Increase (decrease) in liabilities:			
Accounts payable	2,453	(571)	417
Accrued compensation and other expenses	21,849	(2,322)	8,130
Accrued taxes payable and other tax contingencies	695	(7,185)	(29,825)
Net cash provided by (used in) operating activities	177,608	(34,338)	133,923
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of short-term investments	(331,828)	(713,683)	(696,478)
Sales of short-term investments	442,182	703,538	568,888
Purchases of property and equipment	(3,621)	(3,835)	(2,520)
Capitalized patent costs	(28,317)	(27,172)	(27,814)
Acquisition of patents	(15,450)	—	—
Net cash provided by (used in) investing activities	62,966	(41,152)	(157,924)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net proceeds from exercise of stock options	2,111	4,497	21,520
Payments on long-term debt, including capital lease obligations	(180)	(288)	(584)
Proceeds from issuance of convertible senior notes	—	230,000	—
Purchase of convertible bond hedge	—	(42,665)	—
Proceeds from issuance of warrants	—	31,740	—
Payments of debt issuance costs	—	(8,015)	—
Dividends paid	(83,077)	(18,150)	—
Tax benefit from share-based compensation	898	5,131	7,653
Repurchase of common stock	(152,694)	—	—
Net cash (used in) provided by financing activities	(232,942)	202,250	28,589
NET INCREASE IN CASH AND CASH EQUIVALENTS	7,632	126,760	4,588
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	342,211	215,451	210,863
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 349,843	$ 342,211	$ 215,451
SUPPLEMENTAL CASH FLOW INFORMATION:			
Interest Paid	5,754	2,600	51
Income taxes paid, including foreign withholding taxes	116,871	36,593	113,820
Non-cash investing and financing activities:			
Dividend payable	—	4,570	4,526
Non-cash acquisition of patents	28,900	—	—
Accrued capitalized patent costs	(286)	(105)	(538)
Accrued purchases of property, plant and equipment	—	(4)	(333)

The accompanying notes are an integral part of these statements.

INTERDIGITAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012

1. BACKGROUND

InterDigital designs and develops advanced technologies that enable and enhance wireless communications and capabilities. Since our founding in 1972, we have designed and developed a wide range of innovations that are used in digital cellular and wireless products and networks, including 2G, 3G, 4G and IEEE 802-related products and networks. We are a leading contributor of intellectual property to the wireless communications industry.

Repositioning

On October 23, 2012, we announced that, as part of our ongoing expense management, we had initiated a voluntary early retirement program ("VERP"). In connection with the VERP, we incurred a related repositioning charge of $12.5 million in 2012. During 2012, cash payments of $1.4 million were made for severance and related costs associated with the VERP. We have accrued $11.1 million for severance and related costs at the balance sheet date. The $12.5 million charge is included within the repositioning line of our Consolidated Statements of Income. Approximately 60 employees elected to participate in the VERP across our locations, the majority of whose last day was December 15, 2012. The majority of the charge recorded in 2012 represents cash obligations associated with severance. We expect to recognize an additional $1.0 million to $2.0 million charge related to the VERP in 2013. All of the severance and related costs are scheduled to be paid within twelve months of the balance sheet date.

We did not incur any repositioning charges during 2011 or 2010.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include all of our accounts and all entities which we have a controlling interest, which are required to be consolidated in accordance with the Generally Accepted Accounting Principles in the United States ("GAAP"). All significant intercompany accounts and transactions have been eliminated in consolidation.

In determining whether we are the primary beneficiary of an entity and therefore required to consolidate, we apply a qualitative approach that determines whether we have both the power to direct the economically significant activities of the entity and the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to that entity. These considerations impact the way we account for our existing collaborative relationships and other arrangements. We continuously assess whether we are the primary beneficiary of a variable interest entity as changes to existing relationships or future transactions may result in us consolidating or deconsolidating our partner(s) to collaborations and other arrangements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. We believe the accounting policies that are of particular importance to the portrayal of our financial condition and results, and that may involve a higher degree of complexity and judgment in their application compared to others, are those relating to revenue recognition, compensation and income taxes. If different assumptions were made or different conditions had existed, our financial results could have been materially different.

Cash and Cash Equivalents

We classify all highly liquid investment securities with original maturities of three months or less at date of purchase as cash equivalents. Our investments are comprised of mutual and exchange traded funds, commercial paper, United States and municipal government obligations and corporate securities. Management determines the appropriate classification of our investments at the time of acquisition and re-evaluates such determination at each balance sheet date.

Cash and cash equivalents at December 31, 2012 and 2011 consisted of the following (in thousands):

	December 31,	
	2012	2011
Money market and demand accounts	$261,899	$338,211
Commercial paper	87,944	4,000
	$349,843	$342,211

Short-Term Investments

At December 31, 2012 and 2011, all marketable securities have been classified as available-for-sale and are carried at fair value, with unrealized gains and losses reported net-of-tax as a separate component of shareholders' equity. None of our marketable securities are deemed impaired as of December 31, 2012, as substantially all of our investments are investment grade government and corporate debt securities that have maturities of less than 3 years, and we have both the ability and intent to hold the investments until maturity. Net unrealized gain on short-term investments was $1.3 million at December 31, 2012. Realized gains and losses for 2012, 2011 and 2010 were as follows (in thousands):

Year	Gains	Losses	Net
2012	$14	$(249)	$(235)
2011	$37	$(274)	$(237)
2010	$64	$(234)	$(170)

Short-term investments as of December 31, 2012 and 2011 consisted of the following (in thousands):

	December 31,	
	2012	2011
Commercial paper	$ 62,924	$156,574
U.S. government agency instruments	50,560	66,647
Corporate bonds and asset backed securities	13,270	16,432
Mutual and exchange traded funds	100,682	96,130
	$227,436	$335,783

At December 31, 2012 and 2011, $207.4 million and $212.3 million respectively, of our short-term investments had contractual maturities within one year. The remaining portions of our short-term investments had contractual maturities primarily within two to five years.

Concentration of Credit Risk and Fair Value of Financial Instruments

Financial instruments that potentially subject us to concentration of credit risk consist primarily of cash equivalents, short-term investments and accounts receivable. We place our cash equivalents and short-term investments only in highly rated financial instruments and in United States government instruments.

Our accounts receivable are derived principally from patent license and technology solutions agreements. At December 31, 2012, four licensees comprised 96% of our net accounts receivable balance. At December 31, 2011, three licensees represented 97% of our net accounts receivable balance. We perform ongoing credit evaluations of our licensees, who generally include large, multinational, wireless telecommunications equipment manufacturers. We believe that the book values of our financial instruments approximate their fair values.

Fair Value Measurements

Effective January 1, 2008, we adopted the provisions of the FASB fair value measurement guidance that relate to our financial assets and financial liabilities. We adopted the guidance related to non-financial assets and liabilities as of January 1, 2009. We use various valuation techniques and assumptions when measuring fair value of our assets and liabilities. We utilize market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. This guidance established a hierarchy that prioritizes fair value measurements based on the types of input used for the various valuation techniques (market approach, income approach and cost approach). The levels of the hierarchy are described below:

Level 1 Inputs — Level 1 includes financial instruments for which quoted market prices for identical instruments are available in active markets.

Level 2 Inputs — Level 2 includes financial instruments for which there are inputs other than quoted prices included within Level 1 that are observable for the instrument such as quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets with insufficient volume or infrequent transactions (less active markets) or model-driven valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data, including market interest rate curves, referenced credit spreads and pre-payment rates.

Level 3 Inputs — Level 3 includes financial instruments for which fair value is derived from valuation techniques including pricing models and discounted cash flow models in which one or more significant inputs are unobservable, including the company's own assumptions. The pricing models incorporate transaction details such as contractual terms, maturity and, in certain instances, timing and amount of future cash flows, as well as assumptions related to liquidity and credit valuation adjustments of marketplace participants.

Our assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of financial assets and financial liabilities and their placement within the fair value hierarchy. We use quoted market prices for similar assets to estimate the fair value of our Level 2 investments. Our financial assets are included within short-term investments on our consolidated balance sheets, unless otherwise indicated. Our financial assets that are accounted for at fair value on a recurring basis are presented in the tables below as of December 31, 2012 and December 31, 2011 (in thousands):

	Fair Value as of December 31, 2012			
	Level 1	Level 2	Level 3	Total
Assets:				
Money market and demand accounts(a)	$261,899	$ —	$ —	$261,899
Mutual and exchange traded funds	100,682	—	—	100,682
Commercial paper(b)	—	150,868	—	150,868
U.S. government securities	—	50,560	—	50,560
Corporate bonds and asset backed securities	—	13,270	—	13,270
	$362,581	$214,698	$ —	$577,279

(a) Included within cash and cash equivalents.

(b) Includes $87.9 million of commercial paper that is included within cash and cash equivalents.

	Fair Value as of December 31, 2011			
	Level 1	Level 2	Level 3	Total
Assets:				
Money market and demand accounts(a)	$338,211	$ —	$—	$338,211
Mutual and exchange traded funds	96,130	—	—	96,130
Commercial paper(b)	—	160,574	—	160,574
U.S. government securities	—	66,647	—	66,647
Corporate bonds and asset backed securities	—	16,432	—	16,432
	$434,341	$243,653	$—	$677,994

(a) Included within cash and cash equivalents.

(b) Includes $4.0 million of commercial paper that is included within cash and cash equivalents.

The carrying amount of long-term debt reported in the consolidated balance sheet as of December 31, 2012 and December 31, 2011 was $200.4 million and $192.5 million, respectively. Using inputs such as actual trade data, benchmark yields, broker/dealer quotes and other similar data, which were obtained from independent pricing vendors, quoted market prices or other sources, we determined the fair value of the Notes (as defined in Note 6, *Obligations*) to be $245.2 million and $240.9 million as of December 31, 2012 and December 31, 2011.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization of property and equipment are provided using the straight-line method. The estimated useful lives for computer equipment, computer software, engineering and test equipment and furniture and fixtures are generally three to five years. Leasehold improvements are amortized over the lesser of their estimated useful lives or their respective lease terms, which are generally five to ten years. Buildings are being depreciated over twenty-five years. Expenditures for major improvements and betterments are capitalized, while minor repairs and maintenance are charged to expense as incurred. Leases meeting certain capital lease criteria are capitalized and the net present value of the related lease payments is recorded as a liability. Amortization of capital leased assets is recorded using the straight-line method over the lesser of the estimated useful lives or the lease terms.

Upon the retirement or disposition of property, plant and equipment, the related cost and accumulated depreciation or amortization are removed, and a gain or loss is recorded.

Internal-Use Software Costs

We capitalize costs associated with software developed for internal use that are incurred during the software development stage. Such costs are limited to expenses incurred after management authorizes and commits to a computer software project, believes that it is more likely than not that the project will be completed, the software will be used to perform the intended function with an estimated service life of two years or more, and the completion of conceptual formulation, design and testing of possible software project alternatives (the preliminary design stage). Costs incurred after final acceptance testing has been successfully completed are expensed. Capitalized computer software costs are amortized over their estimated useful life of three years.

All computer software costs capitalized to date relate to the purchase, development and implementation of engineering, accounting and other enterprise software.

Other-than-Temporary Impairments

We review our investment portfolio during each reporting period to determine whether there are identified events or circumstances that would indicate there is a decline in the fair value that is considered to be other-than-temporary. For non-public investments, if there are no identified events or circumstances that would have a significant adverse effect on the fair value of the investment, then the fair value is not estimated. If an investment is deemed to have experienced an other-than-temporary decline below its cost basis, we reduce the carrying amount of the investment to its quoted or estimated fair value, as applicable, and establish a new cost basis for the investment. For cost method investments we charge the impairment to *Other (Expense) Income* line of our Consolidated Statements of Income.

Investments in Other Entities

We may make strategic investments in companies that have developed or are developing technologies that are complementary to our business. We account for our investments using either the cost or equity method of accounting. Under the cost method, we do not adjust our investment balance when the investee reports profit or loss but monitor the investment for an other-than-temporary decline in value. On a quarterly basis, we monitor our investment's financial position and performance to assess whether there are any triggering events or indicators present that would be indicative of an other-than-temporary impairment of our investment. When assessing whether an other-than-temporary decline in value has occurred, we consider such factors as the valuation placed on the investee in subsequent rounds of financing, the performance of the investee relative to its own performance targets and business plan, and the investee's revenue and cost trends, liquidity and cash position, including its cash burn rate, and updated forecasts. Under the equity method of accounting, we initially record our investment in the stock of an investee at cost, and adjust the carrying amount of the investment to recognize our share of the earnings or losses of the investee after the date of acquisition. The amount of the adjustment is included in the determination of net income, and such amount reflects adjustments similar to those made in preparing consolidated statements including adjustments to eliminate intercompany gains and losses, and to amortize, if appropriate, any difference between our cost and underlying equity in net assets of the investee at the date of investment. The investment is also adjusted to reflect our share of changes in the investee's capital. Dividends received from an investee reduce the carrying amount of the investment. When there are a series of operating losses by the investee or when other factors indicate that a decrease in value of the investment has occurred which is other than temporary, we recognize an impairment equal to the difference between the fair value and the carrying amount of our investment. The carrying costs of our investments are included within *Other Non-Current Assets* on our Consolidated Balance Sheets.

In September 2009, we entered into a worldwide patent licensing agreement with Pantech Co., Ltd. ("Pantech") (formally known separately as Pantech Co., Ltd. and Pantech & Curitel Communications, Inc.). In exchange for granting Pantech the license, we received cash consideration and a minority equity interest in both Pantech Co., Ltd. and Pantech & Curitel Communications, Inc. Simultaneous with the execution of the patent license agreement, we executed a stock agreement to acquire a minority stake in Pantech using the Korean Won provided by Pantech with no participation at the board level or in management. Given that there are no observable inputs relevant to our investment in Pantech, we assessed pertinent risk factors, and reviewed a third-party valuation that used the discounted cash flow method, and incorporated illiquidity discounts in order to assign a fair market value to our investment. After consideration of the aforementioned factors, we valued our non-controlling equity interest in Pantech at $21.7 million. We are accounting for this investment using the cost method of accounting.

During 2007, we made a $5.0 million investment for a non-controlling interest in Kineto Wireless ("Kineto"). Due to the fact that we do not have significant influence over Kineto, we are accounting for this investment using the cost method of accounting. In first quarter 2008, we wrote down this investment by $0.7 million based on a lower valuation of Kineto. Early in second quarter 2008, we participated in a new round of financing that included several other investors, investing an additional $0.7 million in Kineto. This second investment both maintained our ownership position and preserved certain liquidation preferences. During 2009, we reassessed our investment in Kineto and concluded that, given their financial position at the time, it was necessary to record an impairment of $3.9 million, which reduced our carrying amount of our investment in Kineto to approximately $1.0 million at December 31, 2009. During 2010, we reassessed our investment in Kineto and concluded that there was no evidence of an other-than-temporary impairment. As of December 31, 2010, the carrying amount of our investment in Kineto was $1.0 million. During 2011, we reassessed our investment in Kineto and concluded that given their financial position at the time, it was necessary to record an impairment of $1.0 million which reduced our carrying amount of our investment to zero as of December 31, 2011.

On December 17, 2009, we announced a multi-faceted collaboration agreement with Attila Technologies LLC ("Attila"). We will collaborate on the development and marketing of bandwidth aggregation technologies and related multi-network innovations. In addition, we paid approximately $0.7 million to acquire a 7% minority stake. No other amounts were paid or are payable to Attila for the period ended December 31, 2009. Certain terms of the agreement afford us the ability to exercise significant influence over Attila; therefore we are accounting for this investment using the equity method of accounting. During 2010, we reassessed our investment in Attila and concluded that there was no evidence of an other-than-temporary impairment. As of December 31, 2010, the carrying amount of our investment in Attila was $0.7 million. During 2011, we reassessed our investment in Attila and concluded that given their financial position at the time, it was necessary to record an impairment of $0.7 million which reduced our carrying amount of our investment to zero as of December 31, 2011.

Patents

We capitalize external costs, such as filing fees and associated attorney fees, incurred to obtain issued patents and patent license rights. We expense costs associated with maintaining and defending patents subsequent to their issuance in the period incurred. We amortize capitalized patent costs for internally generated patents on a straight-line basis over ten years, which represents the estimated useful lives of the patents. The ten year estimated useful life for internally generated patents is based on our assessment of such factors as: the integrated nature of the portfolios being licensed, the overall makeup of the portfolio over time, and the length of license agreements for such patents. The estimated useful lives of acquired patents and patent rights, however, have been and will continue to be based on separate analysis related to each acquisition and may differ from the estimated useful lives of internally generated patents. The average estimated useful life of acquired patents thus far has been twelve years. We assess the potential impairment to all capitalized net patent costs when events or changes in circumstances indicate that the carrying amount of our patent portfolio may not be recoverable.

Patents consisted of the following (in thousands, except for useful life data):

	December 31,	
	2012	2011
Weighted average estimated useful life (years)	10.3	10.7
Gross patents	$ 300,174	$ 245,999
Accumulated amortization	(122,617)	(108,036)
Patents, net	$ 177,557	$ 137,963

Amortization expense related to capitalized patent costs was $22.7 million, $19.6 million and $17.2 million in 2012, 2011 and 2010, respectively. These amounts are recorded within *Patent administration and licensing* line of our Consolidated Statements of Income.

The estimated aggregate amortization expense for the next five years related to our patents balance as of December 31, 2012 is as follows (in thousands):

2013	$26,777
2014	25,916
2015	24,734
2016	23,308
2017	20,727

Intangible Assets

We capitalize the cost of technology solutions and platforms we acquire or license from third parties when they have a future benefit and the development of these solutions and platforms is substantially complete at the time they are acquired or licensed.

Revenue Recognition

We derive the vast majority of our revenue from patent licensing. The timing and amount of revenue recognized from each licensee depends upon a variety of factors, including the specific terms of each agreement and the nature of the deliverables and obligations. Such agreements are often complex and include multiple elements. These agreements can include, without limitation, elements related to the settlement of past patent infringement liabilities, up-front and non-refundable license fees for the use of patents and/or know-how, patent and/or know-how licensing royalties on covered products sold by licensees, cross-licensing terms between us and other parties, the compensation structure and ownership of intellectual property rights associated with contractual technology development arrangements, advanced payments and fees for service arrangements and settlement of intellectual property enforcement. For agreements entered into or materially modified prior to 2011, due to the inherent difficulty in establishing reliable, verifiable, and objectively determinable evidence of the fair value of the separate elements of these agreements, the total revenue resulting from such agreements has often been recognized over the performance period. Beginning in January 2011, all new or materially modified agreements are being accounted for under the Financial Accounting Standards Board ("FASB") revenue recognition guidance, "Revenue Arrangements with Multiple Deliverables." This guidance requires consideration to be allocated to each element of an agreement that has stand alone value using the relative fair value method. In other circumstances, such as those agreements involving consideration for past and expected future patent royalty obligations, after consideration of the particular facts and circumstances, the appropriate recording of revenue between periods may require the use of judgment. In all cases, revenue is only recognized after all of the following criteria are met: (1) written agreements have been executed; (2) delivery of technology or intellectual property rights has occurred or services have been rendered; (3) fees are fixed or determinable; and (4) collectibility of fees is reasonably assured.

We establish a receivable for payments expected to be received within twelve months from the balance sheet date based on the terms in the license. Our reporting of such payments often results in an increase to both accounts receivable and deferred revenue. Deferred revenue associated with fixed-fee royalty payments is classified on the balance sheet as short-term when it is scheduled to be amortized within twelve months from the balance sheet date. All other deferred revenue is classified as long term, as amounts to be recognized over the next twelve months are not known.

Patent License Agreements

Upon signing a patent license agreement, we provide the licensee permission to use our patented inventions in specific applications. We account for patent license agreements in accordance with the guidance for revenue arrangements with multiple deliverables and the guidance for revenue recognition. We have elected to utilize the leased-based model for revenue recognition, with revenue being recognized over the expected period of benefit to the licensee. Under our patent license agreements, we typically receive one or a combination of the following forms of payment as consideration for permitting our licensees to use our patented inventions in their applications and products:

<u>*Consideration for Past Sales:*</u> Consideration related to a licensee's product sales from prior periods may result from a negotiated agreement with a licensee that utilized our patented inventions prior to signing a patent license agreement with us or from the resolution of a disagreement or arbitration with a licensee over the specific terms of an existing license agreement. We may also receive consideration for past sales in connection with the settlement of patent litigation where there was no prior patent license agreement. In each of these cases, we record the consideration as revenue when we have obtained a signed agreement, identified a fixed or determinable price and determined that collectibility is reasonably assured.

Fixed-Fee Royalty Payments: These are up-front, non-refundable royalty payments that fulfill the licensee's obligations to us under a patent license agreement for a specified time period or for the term of the agreement for specified products, under certain patents or patent claims, for sales in certain countries, or a combination thereof — in each case for a specified time period (including for the life of the patents licensed under the agreement). We recognize revenues related to Fixed-Fee Royalty Payments on a straight-line basis over the effective term of the license. We utilize the straight-line method because we cannot reliably predict in which periods, within the term of a license, the licensee will benefit from the use of our patented inventions.

Prepayments: These are up-front, non-refundable royalty payments towards a licensee's future obligations to us related to its expected sales of covered products in future periods. Our licensees' obligations to pay royalties typically extend beyond the exhaustion of their Prepayment balance. Once a licensee exhausts its Prepayment balance, we may provide them with the opportunity to make another Prepayment toward future sales or it will be required to make Current Royalty Payments.

Current Royalty Payments: These are royalty payments covering a licensee's obligations to us related to its sales of covered products in the current contractual reporting period.

Licensees that either owe us Current Royalty Payments or have Prepayment balances are obligated to provide us with quarterly or semi-annual royalty reports that summarize their sales of covered products and their related royalty obligations to us. We typically receive these royalty reports subsequent to the period in which our licensees' underlying sales occurred. As a result, it is impractical for us to recognize revenue in the period in which the underlying sales occur, and, in most cases, we recognize revenue in the period in which the royalty report is received and other revenue recognition criteria are met due to the fact that without royalty reports from our licensees, our visibility into our licensees' sales is very limited.

The exhaustion of Prepayments and Current Royalty Payments are often calculated based on related per-unit sales of covered products. From time to time, licensees will not report revenues in the proper period, most often due to legal disputes. When this occurs, the timing and comparability of royalty revenue could be affected.

In cases where we receive objective, verifiable evidence that a licensee has discontinued sales of products covered under a patent license agreement with us, we recognize any related deferred revenue balance in the period that we receive such evidence.

Patent Sales

During 2012, we expanded our business strategy of monetizing our intellectual property to include the sale of select patent assets. As patent sales executed under this expanded strategy represent a component of our ongoing major or central operations and activities, we will record the related proceeds as revenue. We will recognize the revenue when there is persuasive evidence of a sales arrangement, fees are fixed or determinable, delivery has occurred and collectibility is reasonably assured. These requirements are generally fulfilled upon closing of the patent sale transaction.

Technology Solutions and Engineering Services

Technology solutions revenue consists primarily of revenue from software licenses and engineering services. Software license revenues are recognized in accordance with the original and revised guidance for software revenue recognition. When the arrangement with a customer includes significant production, modification, or customization of the software, we recognize the related revenue using the percentage-of-completion method in accordance with the accounting guidance for construction-type and certain production-type contracts. Under this method, revenue and profit are recognized throughout the term of the contract, based on actual labor costs incurred to date as a percentage of the total estimated labor costs related to the contract. Changes in estimates for revenues, costs and profits are recognized in the period in which they are determinable. When such estimates indicate that costs will exceed future revenues and a loss on the contract exists, a provision for the entire loss is recognized at that time.

We recognize revenues associated with engineering service arrangements that are outside the scope of the accounting guidance for construction-type and certain production-type contracts on a straight-line basis, unless evidence suggests that the revenue is earned in a different pattern, over the contractual term of the arrangement or the expected period during which those specified services will be performed, whichever is longer. In such cases we often recognize revenue using proportional performance and measure the progress of our performance based on the relationship between incurred labor hours and total estimated labor hours or other measures of progress, if available. Our most significant cost has been labor and we believe both labor hours and labor cost provide a measure of the progress of our services. The effect of changes to total estimated contract costs is recognized in the period such changes are determined.

When technology solutions agreements include royalty payments, we recognize revenue from the royalty payments using the same methods described above under our policy for recognizing revenue from patent license agreements.

Deferred Charges

From time to time, we use sales agents to assist us in our licensing activities. In such cases, we may pay a commission. The commission rate varies from agreement to agreement. Commissions are normally paid shortly after our receipt of cash payments associated with the patent license agreements. We defer recognition of commission expense related to both prepayments and fixed-fee royalty payments and amortize these expenses in proportion to our recognition of the related revenue. In 2012, 2011 and 2010, we paid cash commissions of approximately $4.7 million, $0.1 million and $0.6 million, respectively.

Incremental direct costs incurred related to acquisition or origination of a customer contract in a transaction that results in the deferral of revenue may be either expensed as incurred or capitalized. The only eligible costs for deferral are those costs directly related to a particular revenue arrangement. We capitalize those direct costs incurred for the acquisition of a contract through the date of signing, and amortize them on a straight-line basis over the life of the patent license agreement. We paid approximately $0.6 million of direct contract origination costs in 2009 in relation to our patent licensing agreement with Pantech. There were no direct contract origination costs incurred during 2012, 2011, or 2010.

Incremental direct costs incurred related to a debt financing transaction may be capitalized. In connection with our Notes offering, discussed in detail within Note 6, *Obligations*, the company incurred $8.0 million of directly related costs. The initial purchaser's transaction fees and related offering expenses were allocated to the liability and equity components of the debt in proportion to the allocation of proceeds and accounted for as debt issuance costs. We allocated $6.5 million of debt issuance costs to the liability component of the debt, which were capitalized as deferred financing costs. These costs are being amortized to interest expense over the term of the debt using the effective interest method. The remaining $1.5 million of costs allocated to the equity component of the debt were recorded as a reduction of the equity component of the debt. There were no debt issuance costs incurred in 2012 or 2010.

Deferred charges are recorded in our Consolidated Balance Sheets within the following captions (in thousands):

	December 31,	
	2012	**2011**
Prepaid and other current assets		
Deferred commission expense	$ 289	$ 289
Deferred contract origination costs	79	79
Deferred financing costs	1,303	1,303
Other non-current assets		
Deferred commission expense	1,061	1,406
Deferred contract origination costs	237	316
Deferred financing costs	2,932	4,235

Commission expense was approximately $5.0 million, $0.4 million and $3.7 million in 2012, 2011 and 2010, respectively. Commission expense is included within the *Patent administration and licensing* line of our Consolidated Statements of Income. Deferred contract origination expense recognized in 2012, 2011 and 2010 was less than $0.1 million in each period and is included within *Patent administration and licensing* line of our Consolidated Statements of Income. Deferred financing expense was $1.3 million in 2012 and $1.0 million in 2011. There was no deferred financing expense incurred in 2010. Deferred financing expense is included within the *Other (Expense) Income* line of our Consolidated Statements of Income.

Research and Development

Research and development expenditures are expensed in the period incurred, except certain software development costs which are capitalized between the point in time that technological feasibility of the software is established and the product is available for general release to customers. We did not have any such capitalized software costs in any period presented. Research, development and other related costs were approximately $67.9 million, $63.8 million and $71.5 million in 2012, 2011 and 2010, respectively.

Compensation Programs

We account for compensation costs associated with share-based transactions based on the fair value of the instruments issued, net of any estimated award forfeitures. At December 31, 2012, 2011 and 2010, we have estimated the forfeiture rates for outstanding RSUs to be between 0% and 25% over their lives of one to three years, depending upon the type of grant and the specific terms of the award issued.

In 2006, we adopted the short-cut method to establish the historical additional paid-in-capital pool ("APIC Pool") related to the tax effects of employee share-based compensation. Any positive balance would be available to absorb tax shortfalls (which occur when the tax deductions resulting from share-based compensation are less than the related book expense) recognized subsequent to the adoption of the stock-based compensation guidance. We did not incur any net tax shortfalls in 2012, 2011, or 2010.

In all periods, our policy has been to set the value of RSU and restricted stock awards equal to the value of our underlying common stock on the date of measurement. For grants made prior to 2010 with graded vesting, we amortize the associated unrecognized compensation cost using an accelerated method. For grants made in 2012, 2011 and 2010 that cliff vest, we expect to amortize the associated unrecognized compensation cost at December 31, 2012 on a straight-line basis over a three-year period.

Impairment of Long-Lived Assets

We evaluate long-lived and intangible assets for impairment when factors indicate that the carrying value of an asset may not be recoverable. When factors indicate that such assets should be evaluated for possible impairment, we review whether we will be able to realize our long-lived assets by analyzing the projected undiscounted cash flows in measuring whether the asset is recoverable. We did not have any long-lived asset impairments in 2012, 2011, or 2010.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Consolidated Statement of Income in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if management has determined that it is more likely than not that such assets will not be realized.

In addition, the calculation of tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of complex tax laws. We are subject to examinations by the Internal Revenue Service ("IRS") and other taxing jurisdictions on various tax matters, including challenges to various positions we assert in our filings. In the event that the IRS or another taxing jurisdiction levies an assessment in the future, it is possible the assessment could have a material adverse effect on our consolidated financial condition or results of operations.

The financial statement recognition of the benefit for a tax position is dependent upon the benefit being more likely than not to be sustainable upon audit by the applicable tax authority. If this threshold is met, the tax benefit is then measured and recognized at the largest amount that is greater than 50 percent likely of being realized upon ultimate settlement. In the event that the IRS or another taxing jurisdiction levies an assessment in the future, it is possible the assessment could have a material adverse effect on our consolidated financial condition or results of operations.

During fourth quarter 2009, we completed a study to assess the company's ability to utilize foreign tax credit carryovers into the tax year 2006. As a result of the study, we amended our United States federal income tax returns for the periods 1999 — 2005 to reclassify $29.3 million of foreign tax payments we made during those periods from deductions to foreign tax credits. We also amended our federal tax returns for the periods 2006 — 2008 to utilize the resulting tax credits. When we completed the study, we established a basis to support amending the returns and estimated that the maximum incremental benefit would be $19.1 million. We recognized a net benefit of $16.4 million after establishing a $2.7 million reserve for related tax contingencies. In 2011, we recorded an additional tax benefit of $8.3 million to eliminate this $2.7 million reserve and other tax contingencies and recognize interest income on the associated refund.

Between 2006 and 2012, we paid approximately $145.8 million in foreign taxes for which we have claimed foreign tax credits against our U.S. tax obligations. It is possible that as a result of tax treaty procedures, the U.S. government may reach an agreement with the related foreign governments that will result in a partial refund of foreign taxes paid with a related reduction in our foreign tax credits. Due to both foreign currency fluctuations and differences in the interest rate charged by the U.S. government compared to the interest rates, if any, used by the foreign governments, any such agreement could result in interest expense and/or foreign currency gain or loss.

Net Income Per Common Share

Basic Earnings Per Share ("EPS") is calculated by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if options or other securities with features that could result in the issuance of common stock were exercised or converted to common stock. The following table reconciles the numerator and the denominator of the basic and diluted net income per share computation (in thousands, except for per share data):

	For the Year Ended December 31,					
	2012		2011		2010	
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Numerator:						
Net income applicable to common shareholders	$271,804	$271,804	$89,468	$89,468	$153,616	$153,616
Denominator:						
Weighted-average shares outstanding: Basic	43,070	43,070	45,411	45,411	44,084	44,084
Dilutive effect of stock options, RSUs and convertible securities		326		603		740
Weighted-average shares outstanding: Diluted		43,396		46,014		44,824
Earnings Per Share:						
Net income: Basic	$ 6.31	6.31	$ 1.97	1.97	$ 3.48	3.48
Dilutive effect of stock options, RSUs and convertible securities		(0.05)		(0.03)		(0.05)
Net income: Diluted		$ 6.26		$ 1.94		$ 3.43

For the years ended December 31, 2012, December 31, 2011 and December 31, 2010, options to purchase zero, zero and less than 0.1 million shares of common stock, respectively, were excluded from the computation of diluted EPS because their effect would have been anti-dilutive.

For the years ended December 31, 2012 and December 31, 2011, 4.0 million and 3.9 million shares of common stock issuable under convertible securities were excluded from the computation of diluted EPS because their effect would have been anti-dilutive. For the years ended December 31, 2012 and December 31, 2011, 4.0 million shares of common stock issuable under warrants were excluded from the computation of diluted EPS because their effect would have been anti-dilutive. There were no warrants or convertible securities outstanding for the year ended December 31, 2010.

New Accounting Guidance

Accounting Standards Updates: Fair Value Measurements: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS

In May 2011, the FASB issued authoritative guidance that is more closely aligned with the fair value measurement and disclosure guidance issued by the International Accounting Standards Board ("IASB"). The issuance of this standard results in global fair value measurement and disclosure guidance that minimizes the differences between U.S. GAAP and International Financial Reporting Standards. Many of the changes in the final standard represent clarifications to existing guidance, while some changes related to the valuation premise and the application of premiums and discounts and new required disclosures are more significant. This guidance is effective for interim and annual periods beginning after December 15, 2011. We adopted this guidance effective January 1, 2012; however, the adoption of this guidance does not have a significant impact on the company's financial statements or related disclosures.

Accounting Standards Updates: Presentation of Comprehensive Income

In June 2011, the FASB issued authoritative guidance requiring most entities to present items of net income and other comprehensive income either in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive, statements of net income and other comprehensive income. The option to present items of other comprehensive income in the statement of changes in equity was eliminated. This guidance is effective for interim and annual periods beginning after December 15, 2011. We adopted this guidance effective January 1, 2012. We have chosen to present items of net income and other comprehensive income in two separate but consecutive statements.

On December 23, 2011, the FASB issued an amendment to the new standard on comprehensive income to defer the requirement to measure and present reclassification adjustments from accumulated other comprehensive income to net income by income statement line item in net income and also in other comprehensive income. The deferred requirement would have called for the measurement and presentation in net income of items previously recognized in other comprehensive income.

In February 2013, the FASB issued final guidance on the presentation of reclassifications out of other comprehensive income. The amendments require an entity to provide information about the amounts reclassified out of other comprehensive income by component. In addition, an entity is required to present, either on the face of the income statement or in a footnote, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, only if the amount reclassified is required by GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under GAAP that provide detail about those amounts. This amendment is effective for interim and fiscal years beginning after December 15, 2012. The amended standard will not impact the Company's financial position or results of operations.

3. SIGNIFICANT AGREEMENTS

Sony Agreement

On December 21, 2012, we formed a joint venture with Sony Corporation of America to combine Sony's consumer electronics expertise with our wireless M2M and bandwidth management research. The joint venture, called Convida Wireless, will focus on driving new research in M2M wireless communications and other connectivity areas. Based on the terms of the agreement, the parties will contribute funding and resources for additional M2M research and platform development, which we will perform. Stephens Capital Partners LLC ("Stephens"), the principal investing affiliate of Stephens Inc., is a minority investor in Convida Wireless.

Our agreement with Sony is a multiple-element arrangement that also includes a three-year license to our patents for Sony's sale of 3G and 4G products, effective January 1, 2013, and an amount for past sales.

Under the arrangement, we expect to collect a total of $125.0 million of cash and have also acquired certain patents from Sony. We have estimated the value of the acquired patents to be $28.9 million. We estimated the fair value of patents by a combination of a discounted cash flow analysis (the income approach) and an analysis of comparable market transactions (the market approach). For the income approach, the inputs and assumptions used to develop this estimate were based on a market participant perspective and included estimates of projected royalties, discount rates, useful lives and income tax rates, among others. For the market approach, judgment was applied as to which market transactions were most comparable to this transaction. These inputs and assumptions represent our best estimates at the time of the transaction. Changes in any number of these assumptions may have had a substantial impact on the estimated value of the acquired patents.

In connection with this arrangement, we recognized $22.3 million of patent licensing revenue in fourth quarter 2012, and we expect to recognize $116.6 million of patent licensing revenue, using the straight-line method, over the three-year term of the patent license. The remaining $15.0 million represents funding toward M2M research and platform development.

Convida Wireless is a variable interest entity. Based on our provision of M2M research and platform development services to Convida Wireless, we have determined that we are the primary beneficiary for accounting purposes and must consolidate Convida Wireless. Because Convida Wireless had no operations in 2012, the consolidation of Convida Wireless had no impact on our financial statements as of December 31, 2012, and there was no income or loss to allocate to interests held by other parties.

4. GEOGRAPHIC / CUSTOMER CONCENTRATION

We have one reportable segment. As of December 31, 2012, a large portion of our revenue was derived from $375.0 million in patent sales to Intel Corporation, a U.S. company. Our remaining revenues were primarily derived from a limited number of licensees based outside of the United States, primarily in Asia. These revenues were paid in U.S. dollars and were not subject to any substantial foreign exchange transaction risk. The table below lists the countries of the headquarters of our licensees and the total revenue derived from each country for the periods indicated (in thousands):

	For the Year Ended December 31,		
	2012	2011	2010
United States	$406,950	$ 13,719	$ 18,953
Korea	118,078	118,078	175,614
Canada	40,667	54,728	38,820
Taiwan	40,394	43,993	21,559
Japan	39,558	61,594	121,113
China	9,246	688	6,305
Other Europe	4,700	3,461	1,877
Germany	3,470	5,439	10,292
Other Asia	—	42	12
Total	$663,063	$301,742	$394,545

During 2012, 2011 and 2010, the following licensees or customers accounted for 10% or more of total revenues:

	2012	2011	2010
Intel Corporation	57%	< 10%	< 10%
Samsung Electronics Co., Ltd.	15%	34%	26%
BlackBerry	< 10%	14%	< 10%
HTC Corporation	< 10%	11%	< 10%
LG Electronics	—%	—%	15%

At December 31, 2012, 2011 and 2010, we held $185.4 million, or nearly 100%, $146.0 million, or nearly 100%, and $138.4 million, or 99%, respectively, of our property and equipment and patents in the United States net of accumulated depreciation and amortization. At December 31, 2012, 2011 and 2010, we also held zero, $0.1 million and $0.2 million, respectively, of property and equipment, net of accumulated depreciation, in Canada.

5. PROPERTY AND EQUIPMENT

	December 31,	
	2012	2011
Land	$ 695	$ 695
Building and improvements	7,800	7,763
Engineering and test equipment	11,604	11,021
Computer equipment and software	28,143	25,738
Furniture and fixtures	1,578	1,357
Leasehold improvements	4,655	4,530
Property and equipment, gross	54,475	51,104
Less: accumulated depreciation	(46,651)	(43,107)
Property and equipment, net	$ 7,824	$ 7,997

Depreciation expense was $3.6 million, $4.2 million and $4.9 million in 2012, 2011 and 2010, respectively. Depreciation expense included depreciation of computer software costs of $1.0 million, $1.2 million and $1.8 million in 2012, 2011 and 2010, respectively. Accumulated depreciation related to computer software costs was $15.7 million and $14.7 million at December 31, 2012 and 2011, respectively. The net book value of our computer software was $1.7 million and $1.6 million at December 31, 2012 and 2011, respectively.

6. OBLIGATIONS

	December 31,	
	2012	2011
Mortgage debt	$ —	$ 180
2.50% Senior Convertible Notes due 2016	230,000	230,000
Unamortized interest discount	(29,609)	(37,471)
Total debt obligations	200,391	192,709
Less: Current portion	—	180
Long-term debt obligations	$200,391	$192,529

During 1996, we purchased our King of Prussia, Pennsylvania, facility for $3.7 million, including cash of $0.9 million and a 16-year mortgage of $2.8 million with interest payable at a rate of 8.28% per annum. We have no obligations associated with our King of Prussia, Pennsylvania, facility as of December 31, 2012. The carrying amount of the land and office building in King of Prussia was $2.3 million as of December 31, 2012.

There were no capital leases remaining at December 31, 2012 and December 31, 2011.

Maturities of principal of the long-term debt obligations of the company as of December 31, 2012 are as follows (in thousands):

2013	$ —
2014	—
2015	—
2016	230,000
2017	—
Thereafter	—
	$230,000

Senior Convertible Note, Note Hedge and Warrant Transactions

On April 4, 2011, InterDigital issued $230.0 million in aggregate principal amount of its 2.50% Senior Convertible Notes due 2016 (the "Notes") pursuant to an indenture (the "Indenture"), dated as of April 4, 2011, by and between the company and The Bank of New York Mellon Trust Company, N.A., as trustee (the "Trustee"). The Notes bear interest at a rate of 2.50% per year, payable in cash on March 15 and September 15 of each year, commencing September 15, 2011. The Notes will mature on March 15, 2016, unless earlier converted or repurchased. The Notes are the company's senior unsecured obligations and rank equally in right of payment with any of the company's future senior unsecured indebtedness, and the Notes are structurally subordinated to the company's future secured indebtedness to the extent of the value of the related collateral and to the indebtedness and other liabilities, including trade payables, of the company's subsidiaries, except with respect to any subsidiaries that become guarantors pursuant to the terms of the Indenture.

The Notes will be convertible into cash and, if applicable, shares of the company's common stock at a conversion rate of 17.958 shares of common stock per $1,000 principal amount of Notes (which is equivalent to an initial conversion price of approximately $55.69 per share), as adjusted for the special dividend paid December 28, 2012. The conversion rate, and thus the conversion price, may be adjusted under certain circumstances, including in connection with conversions made following certain fundamental changes and under other circumstances as set forth in the Indenture.

Prior to 5:00 p.m., New York City time, on the business day immediately preceding December 15, 2015, the Notes will be convertible only under certain circumstances as set forth in the Indenture. Commencing on December 15, 2015, the Notes will be convertible in multiples of $1,000 principal amount, at any time prior to 5:00 p.m., New York City time, on the business day immediately preceding the maturity date of the Notes. Upon any conversion, the conversion obligation will be settled in cash up to, and including, the principal amount and, to the extent of any excess over the principal amount, in shares of common stock.

If a fundamental change (as defined in the Indenture) occurs, holders may require the company to purchase all or a portion of their Notes for cash at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

The company may not redeem the Notes prior to their maturity date.

On March 29 and March 30, 2011, in connection with the offering of the Notes, InterDigital entered into convertible note hedge transactions with respect to its common stock with Barclays Bank PLC, through its agent, Barclays Capital Inc. The two convertible note hedge transactions cover, subject to customary anti-dilution adjustments, approximately 3.5 million and approximately 0.5 million shares of common stock, respectively, at a strike price that corresponds to the initial conversion price of the Notes, also subject to adjustment, and are exercisable upon conversion of the Notes.

On April 4, 2011, the company paid $37.1 million and $5.6 million for the convertible note hedge transactions entered into on March 29 and March 30, 2011, respectively. The aggregate cost of the convertible note hedge transactions was $42.7 million. As described in more detail below, this cost was partially offset by the proceeds from the sale of the warrants in separate transactions.

The convertible note hedge transactions are intended generally to reduce the potential dilution to the common stock upon conversion of the Notes in the event that the market price per share of the common stock is greater than the strike price.

The convertible note hedge transactions are separate transactions and are not part of the terms of the Notes. Holders of the Notes have no rights with respect to the convertible note hedge transactions.

On March 29 and March 30, 2011, InterDigital also entered into privately-negotiated warrant transactions with Barclays Bank PLC, through its agent, Barclays Capital Inc., whereby InterDigital sold warrants to acquire, subject to customary anti-dilution adjustments, approximately 3.5 million shares and approximately 0.5 million shares, respectively, of common stock at a strike price of $64.09 per share, as adjusted for the special dividend paid December 28, 2012. The warrants become exercisable in tranches starting in June 2016. As consideration for the warrants issued on March 29 and March 30, 2011, the company received, on April 4, 2011, $27.6 million and $4.1 million, respectively.

If the market value per share of the common stock, as measured under the warrants, exceeds the strike price of the warrants at the time the warrants are exercisable, the warrants will have a dilutive effect on the company's earnings per share.

Accounting Treatment of the Senior Convertible Note, Convertible Note Hedge and Warrant Transactions

The offering of the Notes on March 29, 2011 was for $200.0 million and included an overallotment option that allowed the initial purchaser to purchase up to an additional $30.0 million aggregate principal amount of Notes. The initial purchaser exercised its overallotment option on March 30, 2011, bringing the total amount of Notes issued on April 4, 2011 to $230.0 million.

In connection with the offering of the Notes, as discussed above, InterDigital entered into convertible note hedge transactions with respect to its common stock. The $42.7 million cost of the convertible note hedge transactions was partially offset by the proceeds from the sale of the warrants described above, resulting in a net cost of $10.9 million.

Existing accounting guidance provides that the March 29, 2011 convertible note hedge and warrant contracts be treated as derivative instruments for the period during which the initial purchaser's overallotment option was outstanding. Once the overallotment provision was exercised on March 30, 2011, the March 29 convertible note hedge and warrant contracts were reclassified to equity, as the settlement terms of the company's note hedge and warrant contracts both provide for net share settlement. There was no material net change in the value of these convertible note hedges and warrants during the one day they were classified as derivatives and the equity components of these instruments will not be adjusted for subsequent changes in fair value.

Under current accounting guidance, the company bifurcated the proceeds from the offering of the Notes between the liability and equity components of the debt. On the date of issuance, the liability and equity components were calculated to be approximately $187.0 million and $43.0 million, respectively. The initial $187.0 million liability component was determined based on the fair value of similar debt instruments excluding the conversion feature. The initial $43.0 million ($28.0 million net of tax) equity component represents the difference between the fair value of the initial $187.0 million in debt and the $230.0 million of gross proceeds. The related initial debt discount of $43.0 million is being amortized using the effective interest method over the life of the Notes. An effective interest rate of 7% was used to calculate the debt discount on the Notes.

In connection with the above-noted transactions, the company incurred $8.0 million of directly related costs. The initial purchaser's transaction fees and related offering expenses were allocated to the liability and equity components of the debt in proportion to the allocation of proceeds and accounted for as debt issuance costs. We allocated $6.5 million of debt issuance costs to the liability component of the debt, which were capitalized as deferred financing costs. These costs are being amortized to interest expense over the term of the debt using the effective interest method. The remaining $1.5 million of costs allocated to the equity component of the debt were recorded as a reduction of the equity component of the debt.

The following table presents the amount of interest cost recognized for the for the years ended December 31, 2012 and December 31, 2011 related to the contractual interest coupon, accretion of the debt discount and the amortization of financing costs (in thousands).

	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011
Contractual coupon interest	$ 5,750	$ 4,313
Accretion of debt discount	7,862	5,567
Amortization of financing costs	1,303	977
Total	$14,915	$10,857

7. COMMITMENTS

Leases

We have entered into various operating lease agreements. Total rent expense, primarily for office space, was $3.4 million, $3.4 million and $2.9 million in 2012, 2011 and 2010, respectively. Minimum future rental payments for operating leases as of December 31, 2012 are as follows (in thousands):

2013	$2,406
2014	2,385
2015	2,120
2016	1,997
2017	1,875
Thereafter	6,073

8. LITIGATION AND LEGAL PROCEEDINGS

Samsung, Nokia, Huawei and ZTE 2013 USITC Proceeding (337-TA-868) and Related Delaware District Court Proceedings

On January 2, 2013, the company's wholly owned subsidiaries InterDigital Communications, Inc., InterDigital Technology Corporation, IPR Licensing, Inc. and InterDigital Holdings, Inc. filed a complaint with the United States International Trade Commission (the "USITC" or "Commission") against Samsung Electronics Co., Ltd., Samsung Electronics America, Inc. and Samsung Telecommunications America, LLC, Nokia Corporation and Nokia Inc., Huawei Technologies Co., Ltd., Huawei Device USA, Inc. and FutureWei Technologies, Inc. d/b/a Huawei Technologies (USA) and ZTE Corporation and ZTE (USA) Inc. (collectively, the "337-TA-868 Respondents"), alleging violations of Section 337 of the Tariff Act of 1930 in that they engaged in unfair trade practices by selling for importation into the United States, importing into the United States and/or selling after importation into the United States certain 3G and 4G wireless devices (including WCDMA-, cdma2000- and LTE-capable mobile phones, USB sticks, mobile hotspots, laptop computers and tablets and components of such devices) that infringe one or more of up to seven of InterDigital's U.S. patents. The complaint also extends to certain WCDMA and cdma2000 devices incorporating WiFi functionality. InterDigital's complaint with the USITC seeks an exclusion order that would bar from entry into the United States infringing 3G or 4G wireless devices (and components), including LTE devices, that are imported by or on behalf of the 337-TA-868 Respondents, and also seeks a cease-and-desist order to bar further sales of infringing products that have already been imported into the United States. Certain of the asserted patents have been asserted against Nokia, Huawei and ZTE in earlier pending USITC proceedings (including the Nokia, Huawei and ZTE 2011 USITC Proceeding (337-TA-800) and the Nokia 2007 USITC Proceeding (337-TA-613), as set forth below) and therefore are not being asserted against those 337-TA-868 Respondents in this investigation. On February 6, 2013, the Administrative Law Judge ("ALJ") overseeing the proceeding issued an order setting a target date of June 4, 2014 for the Commission's final determination in the investigation, with the ALJ's Initial Determination on alleged violation due on February 4, 2014. On February 21, 2013, each 337-TA-868 Respondent filed their respective responses to the complaint.

On February 21, 2013, Samsung moved for partial termination of the investigation as to six of the seven patents asserted against Samsung, alleging that Samsung was authorized to import the specific 3G or 4G devices that InterDigital relied on to form the basis of its complaint. InterDigital's opposition is due March 4, 2013.

On February 22, 2013, Huawei and ZTE moved to stay the investigation pending their respective requests to the United States District Court for the District of Delaware (described below) to set a FRAND royalty rate for a license that covers the asserted patents, or in the alternative, until a Final Determination issues in the 337-TA-800 investigation. InterDigital's opposition is due March 4, 2013.

Also on January 2, 2013, the company's wholly owned subsidiaries InterDigital Communications, Inc., InterDigital Technology Corporation, IPR Licensing, Inc. and InterDigital Holdings, Inc. filed four related district court actions in the United States District Court for the District of Delaware (the "Delaware District Court") against the 337-TA-868 Respondents. These complaints allege that each of the defendants infringes the same patents with respect to the same products alleged in the complaint filed by InterDigital in USITC Proceeding (337-TA-868). The complaints seek permanent injunctions and compensatory damages in an amount to be determined, as well as enhanced damages based on willful infringement, and recovery of reasonable attorneys' fees and costs. On January 24, 2013, Huawei filed its answer and counterclaims to InterDigital's complaint. Huawei asserted counterclaims for breach of contract, equitable estoppel, waiver of right to enjoin and declarations that InterDigital has not offered or granted Huawei licenses on fair, reasonable and non-discriminatory ("FRAND") terms, declarations seeking the determination of FRAND terms and declarations of noninfringement, invalidity and unenforceability of the asserted patents. In addition to the declaratory relief specified in its counterclaims, Huawei seeks specific performance of InterDigital's purported contracts with Huawei and standards-setting organizations, appropriate damages in an amount to be determined at trial, reasonable attorneys' fees and such other relief as the court may deem appropriate. On January 31, 2013, ZTE filed its answer and counterclaims to InterDigital's complaint; ZTE asserted counterclaims for breach of contract, equitable estoppel, waiver of right to enjoin and declarations that InterDigital has not offered ZTE licenses on FRAND terms, declarations seeking the determination of FRAND terms and declarations of noninfringement, invalidity and unenforceability. Nokia and Samsung have not yet responded to the complaints against them. In addition to the declaratory relief specified in its counterclaims, ZTE seeks specific performance of InterDigital's purported contracts with ZTE and standards-setting organizations, appropriate damages in an amount to be determined at trial, reasonable attorneys' fees and such other relief as the court may deem appropriate.

On February 11, 2013, Huawei and ZTE filed motions to expedite discovery and trial on their FRAND-related counterclaims. Huawei seeks a schedule for discovery and trial on its FRAND-related counterclaims that would afford Huawei the opportunity to accept a FRAND license rate at the earliest opportunity, and in any case before December 28, 2013. ZTE seeks a trial on its FRAND-related counterclaims no later than November 2013.

Huawei Complaint to European Commission

On May 23, 2012, Huawei lodged a complaint with the European Commission alleging that InterDigital was acting in breach of Article 102 of the Treaty on the Functioning of the European Union (the "TFEU"). Huawei is claiming that InterDigital has a dominant position with respect to the alleged market for the licensing of its 3G standards-essential patents. Huawei further claims that InterDigital is acting in abuse of its alleged dominant position by allegedly seeking to force Huawei to agree to unfair purchase or selling prices and in applying dissimilar conditions to equivalent transactions contrary to the terms of Article 102 of the TFEU. The European Commission has not yet indicated whether or not it will initiate proceedings against InterDigital as a result of the complaint.

Huawei China Proceedings

On February 21, 2012, InterDigital was served with two complaints filed by Huawei Technologies Co., Ltd. in the Shenzhen Intermediate People's Court in China on December 5, 2011. The first complaint names as defendants InterDigital, Inc. and its wholly owned subsidiaries InterDigital Technology Corporation and InterDigital Communications, LLC (now InterDigital Communications, Inc.). This first complaint alleges that InterDigital had a dominant market position in China and the United States in the market for the licensing of essential patents owned by InterDigital, and abused its market power by engaging in allegedly unlawful practices, including differentiated pricing, tying and refusal to deal. Huawei sought relief in the amount of 20.0 million RMB (approximately 3.2 million USD based on the current exchange rate), an order requiring InterDigital to cease the allegedly unlawful conduct and compensation for its costs associated with this matter. The second complaint names as defendants the company's wholly owned subsidiaries InterDigital Technology Corporation, InterDigital Communications, LLC (now InterDigital Communications, Inc.), InterDigital Patent Holdings, Inc. and IPR Licensing, Inc. This second complaint alleges that InterDigital is a member of certain standards-setting organization(s); that it is the practice of certain standards-setting organization(s) that owners of essential patents included in relevant standards license those patents on FRAND terms; and that InterDigital has failed to negotiate on FRAND terms with Huawei. Huawei is asking the court to determine the FRAND rate for licensing essential Chinese patents to Huawei and also seeks compensation for its costs associated with this matter.

On February 4, 2013, the Shenzhen Intermediate People's Court issued rulings in the two proceedings. With respect to the first complaint, the court decided that InterDigital had violated the Chinese Anti-Monopoly Law by (i) making proposals for royalties from Huawei that the court believed were excessive, (ii) tying the licensing of essential patents to the licensing of non-essential patents, (iii) requesting as part of its licensing proposals that Huawei provide a grant-back of certain patent rights to InterDigital and (iv) commencing a USITC action against Huawei while still in discussions with Huawei for a license. Based on these findings, the court ordered InterDigital to cease the alleged excessive pricing and alleged improper bundling of InterDigital's Chinese essential and non-essential patents, and to pay Huawei approximately 3.2 million USD in damages related to attorneys fees and other charges, without disclosing a factual basis for its determination of damages. The court dismissed Huawei's remaining allegations, including Huawei's claim that InterDigital improperly sought a worldwide license and improperly sought to bundle the licensing of essential patents on multiple generations of technologies. With respect to the second complaint, the court determined that, despite the fact that the FRAND requirement originates from ETSI's Intellectual Property Rights policy, which refers to French law, InterDigital's license offers to Huawei should be evaluated under Chinese law. Under Chinese law, the court concluded that the offers did not comply with FRAND. The court further ruled that the royalties to be paid by Huawei for InterDigital's 2G, 3G and 4G essential Chinese patents under Chinese law should not exceed 0.019% of the actual sales price of each Huawei product, without explanation as to how it arrived at this calculation. InterDigital intends to appeal both decisions.

Nokia, Huawei and ZTE 2011 USITC Proceeding (337-TA-800) and Related Delaware District Court Proceeding

On July 26, 2011, InterDigital's wholly owned subsidiaries InterDigital Communications, LLC (now InterDigital Communications, Inc.), InterDigital Technology Corporation and IPR Licensing, Inc. filed a complaint with the USITC against Nokia Corporation and Nokia Inc., Huawei Technologies Co., Ltd. and FutureWei Technologies, Inc. d/b/a Huawei Technologies (USA) and ZTE Corporation and ZTE (USA) Inc. (collectively, the "337-TA-800 Respondents"), alleging violations of Section 337 of the Tariff Act of 1930 in that they engaged in unfair trade practices by selling for importation into the United States, importing into the United States and/or selling after importation into the United States certain 3G wireless devices (including WCDMA- and cdma2000-capable mobile phones, USB sticks, mobile hotspots and tablets and components of such devices) that infringe seven of InterDigital's U.S. patents. The action also extends to certain WCDMA and cdma2000 devices incorporating WiFi functionality. InterDigital's complaint with the USITC seeks an exclusion order that would bar from entry into the United States any infringing 3G wireless devices (and components) that are imported by or on behalf of the 337-TA-800 Respondents, and also seeks a cease-and-desist order to bar further sales of infringing products that have already been imported into the United States. On October 5, 2011, InterDigital filed a motion requesting that the USITC add LG Electronics, Inc., LG Electronics U.S.A., Inc. and LG Electronics Mobilecomm U.S.A., Inc. as 337-TA-800 Respondents to the complaint and investigation, and that the Commission add an additional patent to the complaint and investigation as well. On December 5, 2011, the ALJ overseeing the proceeding granted this motion and, on December 21, 2011, the Commission determined not to review the ALJ's determination, thus adding the LG entities as 337-TA-800 Respondents and including allegations of infringement of the additional patent.

On January 6, 2012, the ALJ granted the parties' motion to extend the target date for completion of the investigation from February 28, 2013 to June 28, 2013. On March 23, 2012, the ALJ issued a new procedural schedule for the investigation, setting a trial date of October 22, 2012 to November 2, 2012.

On January 20, 2012, LG filed a motion to terminate the investigation as it relates to the LG entities, alleging that there is an arbitrable dispute. The ALJ granted LG's motion on June 4, 2012. On July 6, 2012, the

Commission determined not to review the ALJ's order, and the investigation was terminated as to LG. On August 27, 2012, InterDigital filed a petition for review of the ALJ's order in the United States Court of Appeals for the Federal Circuit (the "Federal Circuit"). On September 14, 2012, the Federal Circuit granted LG's motion to intervene. On October 23, 2012, InterDigital filed its opening brief. Responsive briefs were filed on January 22, 2013, and InterDigital's reply brief was filed on February 8, 2013. The Federal Circuit has scheduled oral argument for April 4, 2013.

On the same date that we filed USITC Proceeding (337-TA-800), we filed a parallel action in the United States District Court for the District of Delaware against the 337-TA-800 Respondents alleging infringement of the same asserted patents identified in USITC Proceeding (337-TA-800). The Delaware District Court complaint seeks a permanent injunction and compensatory damages in an amount to be determined, as well as enhanced damages based on willful infringement, and recovery of reasonable attorneys' fees and costs. On September 23, 2011, the defendants in the Delaware District Court complaint filed a motion to stay the Delaware District Court action pending the parallel proceedings in the USITC. Because the USITC has instituted USITC Proceeding (337-TA-800), the defendants have a statutory right to a mandatory stay of the Delaware District Court proceeding pending a final determination in the USITC. On October 3, 2011, InterDigital amended the Delaware District Court complaint, adding LG as a defendant and adding the same additional patent that InterDigital requested be added to USITC Proceeding (337-TA-800). On October 11, 2011, the Delaware District Court granted the defendants' motion to stay.

On March 21, 2012, InterDigital filed an unopposed motion requesting that the Commission add newly formed entity Huawei Device USA, Inc. as a 337-TA-800 Respondent. On April 11, 2012, the ALJ granted this motion and, on May 1, 2012, the Commission determined not to review the ALJ's determination, thus adding Huawei Device USA, Inc. as a 337-TA-800 Respondent.

On July 20, 2012, in an effort to streamline the evidentiary hearing and narrow the remaining issues, InterDigital voluntarily moved to withdraw certain claims from the investigation, including all of the asserted claims from U.S. Patent No. 7,349,540. By doing so, InterDigital expressly reserved all arguments regarding the infringement, validity and enforceability of those claims. On July 24, 2012, the ALJ granted the motion. On August 8, 2012, the Commission determined not to review the ALJ's Initial Determination granting the motion to terminate the investigation as to the asserted claims of the '540 patent.

On August 23, 2012, the parties jointly moved to extend the target date in view of certain outstanding discovery to be provided by the 337-TA-800 Respondents and third parties. On September 10, 2012, the ALJ granted the motion and issued an Initial Determination setting the evidentiary hearing for February 12, 2013 to February 22, 2013. The ALJ also set June 28, 2013 as the deadline for his Initial Determination as to violation and October 28, 2013 as the target date for the Commission's Final Determination in the investigation. On October 1, 2012, the Commission determined not to review the Initial Determination setting those deadlines, thereby adopting them.

On January 2, 2013, in an effort to streamline the evidentiary hearing and narrow the remaining issues, InterDigital voluntarily moved to withdraw certain additional patent claims from the investigation. By doing so, InterDigital expressly reserved all arguments regarding the infringement, validity and enforceability of those claims. On January 3, 2013, the ALJ granted the motion. On January 23, 2013, the Commission determined not to review the ALJ's Initial Determination granting the motion to terminate the investigation as to those withdrawn patent claims. InterDigital continues to assert seven U.S. patents in this investigation.

LG Arbitration

On March 19, 2012, LG Electronics, Inc. filed a demand for arbitration against the company's wholly owned subsidiaries InterDigital Technology Corporation, IPR Licensing, Inc. and InterDigital Communications, LLC (now InterDigital Communications, Inc.) with the American Arbitration Association's International Centre for Dispute Resolution ("ICDR"), initiating an arbitration in Washington, D.C. LG seeks a declaration that it is licensed to certain patents owned by InterDigital, including the patents asserted against LG in USITC Proceeding (337-TA-800). On April 18, 2012, InterDigital filed an Answering Statement objecting to the jurisdiction of the ICDR on the ground that LG's claims are not arbitrable, and denying all claims made by LG in its demand for arbitration. The issue of whether LG's claim to arbitrability is wholly groundless is currently on appeal before the Federal Circuit. In January 2013, the appointment of the arbitral tribunal was completed. The tribunal has tentatively set the hearing in the arbitration for the fall of 2013.

Nokia 2007 USITC Proceeding (337-TA-613), Related Delaware District Court Proceeding and Federal Circuit Appeal

In August 2007, InterDigital filed a USITC complaint against Nokia Corporation and Nokia, Inc., alleging a violation of Section 337 of the Tariff Act of 1930 in that Nokia engaged in an unfair trade practice by selling for importation into the United States, importing into the United States and/or selling after importation into the United States certain 3G mobile handsets and components that infringe two of InterDigital's patents. In November and December 2007, a third patent and a fourth patent were added to our complaint against Nokia. The complaint seeks an exclusion order barring from entry into the United States infringing 3G mobile handsets and components that are imported by or on behalf of Nokia. Our complaint also seeks a cease-and-desist order to bar further sales of infringing Nokia products that have already been imported into the United States.

In addition, on the same date as our filing of USITC Proceeding (337-TA-613), we also filed a complaint in the Delaware District Court alleging that Nokia's 3G mobile handsets and components infringe the same two InterDigital patents identified in the original USITC complaint. The complaint seeks a permanent injunction and damages in an amount to be determined. This Delaware action was stayed on January 10, 2008, pursuant to the mandatory, statutory stay of parallel district court proceedings at the request of a respondent in a USITC investigation. Thus, this Delaware action is stayed with respect to the patents in this case until the USITC's determination on these patents becomes final, including any appeals. The Delaware District Court permitted InterDigital to add to the stayed Delaware action the third and fourth patents InterDigital asserted against Nokia in the USITC action.

On August 14, 2009, the ALJ overseeing USITC Proceeding (337-TA-613) issued an Initial Determination finding no violation of Section 337 of the Tariff Act of 1930. The Initial Determination found that InterDigital's patents were valid and enforceable, but that Nokia did not infringe these patents. In the event that a Section 337 violation were to be found by the Commission, the ALJ recommended the issuance of a limited exclusion order barring entry into the United States of infringing Nokia 3G WCDMA handsets and components, as well as the issuance of appropriate cease-and-desist orders.

On October 16, 2009, the Commission issued a notice that it had determined to review in part the Initial Determination, and that it affirmed the ALJ's determination of no violation and terminated the investigation. The Commission determined to review the claim construction of the patent claim terms "synchronize" and "access signal" and also determined to review the ALJ's validity determinations. On review, the Commission modified the ALJ's claim construction of "access signal" and took no position with regard to the claim term "synchronize" or the validity determinations. The Commission determined not to review the remaining issues decided in the Initial Determination.

On November 30, 2009, InterDigital filed with the Federal Circuit a petition for review of certain rulings by the USITC. In the appeal, neither the construction of the term "synchronize" nor the issue of validity can be raised because the Commission took no position on these issues in its Final Determination. On December 17, 2009, Nokia filed a motion to intervene in the appeal, which was granted by the Federal Circuit on January 4, 2010. In its appeal, InterDigital seeks reversal of the Commission's claim constructions and non-infringement findings with respect to certain claim terms in U.S. Patent Nos. 7,190,966 and 7,286,847, vacatur of the Commission's determination of no Section 337 violation and a remand for further proceedings before the

Commission. InterDigital is not appealing the Commission's determination of non-infringement with respect to U.S. Patent Nos. 6,973,579 and 7,117,004. On August 1, 2012, the Federal Circuit issued its decision in the appeal, holding that the Commission had erred in interpreting the claim terms at issue and reversing the Commission's finding of non-infringement. The Federal Circuit adopted InterDigital's interpretation of such claim terms and remanded the case back to the Commission for further proceedings. In addition, the Federal Circuit rejected Nokia's argument that InterDigital did not satisfy the domestic industry requirement. On September 17, 2012, Nokia filed a combined petition for rehearing by the panel or en banc with the Federal Circuit. On January 10, 2013, the Federal Circuit denied Nokia's petition. Nokia has until April 10, 2013 to petition the United States Supreme Court for a writ of certiorari.

On January 17, 2013, the Federal Circuit issued its mandate remanding USITC Proceeding (337-TA-613) to the Commission for further proceedings. On February 4, 2013, the Commission issued an order requiring the parties to submit comments regarding what further proceedings must be conducted to comply with the Federal Circuit's August 1, 2012 judgment, including whether any issues should be remanded to an ALJ to be assigned to this investigation.

Nokia Delaware Proceeding

In January 2005, Nokia filed a complaint in the Delaware District Court against InterDigital Communications Corporation (now InterDigital, Inc.) and its wholly owned subsidiary InterDigital Technology Corporation, alleging that we have used false or misleading descriptions or representations regarding our patents' scope, validity and applicability to products built to comply with 3G standards (the "Nokia Delaware Proceeding"). Nokia's amended complaint seeks declaratory relief, injunctive relief and damages, including punitive damages, in an amount to be determined. We subsequently filed counterclaims based on Nokia's licensing activities as well as Nokia's false or misleading descriptions or representations regarding Nokia's 3G patents and Nokia's undisclosed funding and direction of an allegedly independent study of the essentiality of 3G patents. Our counterclaims seek injunctive relief as well as damages, including punitive damages, in an amount to be determined.

On December 10, 2007, pursuant to a joint request by the parties, the Delaware District Court entered an order staying the proceedings pending the full and final resolution of USITC Proceeding (337-TA-613). Specifically, the full and final resolution of USITC Proceeding (337-TA-613) includes any initial or final determinations of the ALJ overseeing the proceeding, the USITC and any appeals therefrom and any remand proceedings thereafter. Pursuant to the order, the parties and their affiliates are generally prohibited from initiating against the other parties, in any forum, any claims or counterclaims that are the same as the claims and counterclaims pending in the Nokia Delaware Proceeding, and should any of the same or similar claims or counterclaims be initiated by a party, the other parties may seek dissolution of the stay.

Except for the Nokia Delaware Proceeding and the Nokia Arbitration Concerning Presentations (described below), the order does not affect any of the other legal proceedings between the parties.

Nokia Arbitration Concerning Presentations

In November 2006, InterDigital Communications Corporation (now InterDigital, Inc.) and its wholly owned subsidiary InterDigital Technology Corporation filed a request for arbitration with the International Chamber of Commerce against Nokia (the "Nokia Arbitration Concerning Presentations"), claiming that certain presentations Nokia has attempted to use in support of its claims in the Nokia Delaware Proceeding (described above) are confidential and, as a result, may not be used in the Nokia Delaware Proceeding pursuant to the parties' agreement.

The December 10, 2007 order entered by the Delaware District Court to stay the Nokia Delaware Proceeding also stayed the Nokia Arbitration Concerning Presentations pending the full and final resolution of USITC Proceeding (337-TA-613).

InterDigital has no obligation as a result of this or any of the other matters described in this Note 8 to Consolidated Financial Statements, and we have not recorded any related liabilities in our financial statements.

Other

We are party to certain other disputes and legal actions in the ordinary course of business. We do not believe that these matters, even if adversely adjudicated or settled, would have a material adverse effect on our financial condition, results of operations or cash flows.

Contingency related to Technology Solutions Agreement Arbitration

Our wholly owned subsidiaries InterDigital Communications LLC and InterDigital Technology Corporation are engaged in an arbitration relating to a contractual dispute concerning the scope of royalty obligations and the scope of the licenses granted under one of our technology solutions agreements. The arbitration hearing took place in late June 2012, and a decision is expected in early 2013. As of December 31, 2012, we have deferred related revenue of $44.3 million pending the resolution of this arbitration and recorded such amount within short-term deferred revenue since we expect a decision within the next twelve months.

9. RELATED PARTY TRANSACTIONS

On December 17, 2009, we announced a multi-faceted collaboration agreement with Attila, a company in which we have a direct investment. Under the agreement, we collaborate on the development and marketing of bandwidth aggregation technologies and related multi-network innovations. In addition, we paid approximately $0.7 million in 2009 to acquire a 7% minority stake in Attila. In each of 2011 and 2010, we paid $0.4 million to Attila in relation to the collaboration agreement previously discussed.

10. COMPENSATION PLANS AND PROGRAMS

Stock Plans

On June 4, 2009, the company's shareholders adopted and approved the 2009 Stock Incentive Plan (the "2009 Plan"), under which current or prospective officers and employees and non-employee directors, consultants and advisors can receive share-based awards such as RSUs, restricted stock, stock options and other stock awards. As of this date, no further grants were permitted under any previously existing stock plans (the "Pre-existing Plans"). We issue the share-based awards authorized under the 2009 Plan through a variety of compensation programs.

The following table summarizes changes in the number of equity instruments available for grant (in thousands) under the 2009 Plan for the current year:

	Available for Grant
Balance at December 31, 2011	3,494
RSUs granted(a)	(207)
Options expired and RSUs cancelled	140
Balance at December 31, 2012	3,427

(a) RSUs granted include time-based RSUs, performance-based RSUs and dividend equivalents.

Stock Options

We have outstanding non-qualified stock options that were granted under the Pre-existing Plans to non-employee directors, officers and employees of the company and other specified groups, depending on the plan. No further grants are allowed under the Pre-existing Plans. In 2009, our shareholders approved the 2009 Plan, which allows for the granting of incentive and non-qualified stock options, as well as other securities. The 2009 Plan authorizes the issuance of up to approximately 3.0 million shares of common stock. The administrator of the 2009 Plan, initially the Compensation Committee of the Board of Directors, determines the number of options to be granted. Under the terms of the 2009 Plan, the exercise price per share of each option, other than in the event of options granted in connection with a merger or other acquisition, cannot be less than 100% of the fair market value of a share of common stock on the date of grant. Under all of the plans, options are generally exercisable for a period of 10 years from the date of grant and may vest on the grant date, another specified date or over a period of time.

Information with respect to current year stock options activity under the above plans is summarized as follows (in thousands, except per share amounts):

	Outstanding Options	Weighted Average Exercise Price
Balance at December 31, 2011	342	$14.37
Canceled	—	—
Exercised	(132)	17.62
Balance at December 31, 2012	210	$16.39

The weighted average remaining contractual life of our outstanding options was 21.39 years as of December 31, 2012. We currently have approximately 0.1 million options outstanding that have an indefinite contractual life. These options were granted between 1983 and 1986 under a Pre-existing Plan. For purposes of calculating the weighted average remaining contractual life, these options were assigned an original life in excess of 50 years. The majority of these options have an exercise price between $8.25 and $26.86. The total intrinsic value of stock options exercised during the years ended December 31, 2012, 2011 and 2010 was $2.8 million, $12.1 million and $25.3 million, respectively. The total intrinsic value of our options outstanding at December 31, 2012 was $5.8 million. In 2012, we recorded cash received from the exercise of options of $2.1 million and tax benefits from option exercises and RSU vestings of $0.9 million. Upon option exercise, we issued new shares of stock.

At December 31, 2012 and 2011, we had, respectively, approximately 0.2 million and 0.3 million options outstanding that had exercise prices less than the fair market value of our stock at each balance sheet date. These options would have generated cash proceeds to the company of $2.8 million and $4.9 million, respectively, if they had been fully exercised on those dates.

RSUs and Restricted Stock

Under the 2009 Plan, we may issue up to approximately 3.0 million RSUs and/or shares of restricted stock to current or prospective officers and employees and non-employee directors, consultants and advisors. No further grants are allowed under the Pre-existing Plans. Any cancellations of outstanding RSUs that were granted under the 2009 Plan or Pre-existing Plans will increase the number of RSUs and/or shares of restricted stock available for grant under the 2009 Plan. The RSUs vest over periods generally ranging from 0 to 3 years from the date of the grant. During 2012 and 2011, we granted approximately 0.2 million and 0.2 million RSUs, respectively, under the 2009 Plan. We have issued less than 0.1 million shares of restricted stock under the 2009 Plan.

At December 31, 2012 and 2011, we had unrecognized compensation cost related to share-based awards of $6.1 million and $6.0 million, respectively. For grants made prior to 2010 with graded vesting, we expect to amortize the unrecognized compensation cost at December 31, 2012 over a weighted average period of less than one year using an accelerated method. For grants made in 2012, 2011 and 2010 that cliff vest, we expect to amortize the associated unrecognized compensation cost at December 31, 2012 on a straight-line basis over a three-year period.

We grant RSUs as an element of compensation to all of our employees under our Long-Term Compensation Program ("LTCP").

Under all LTCP cycles that began after 2009, all time-based awards vest at the end of the respective three-year LTCP cycle. For employees below manager level, 100% of their LTCP award is in the form of time-based RSUs. For all employees at or above the manager level, 25% of their total LTCP award is in the form of time-based RSUs and the remaining 75% is a performance-based award that is paid out at the end of the respective three-year cycle in cash, equity or any combination thereof pursuant to the Long-Term Incentive Plan ("LTIP") component of the LTCP. Where the allocation has not been determined at the beginning of the cycle, as in the case of Cycles 5, 6, and 7 (as defined below), the allocation is assumed to be 100% cash for accounting purposes. The terms of the current LTCP are discussed further below.

For LTCP cycles that began prior to 2010, RSU awards vested over three years according to the following schedules:

	Year 1	Year 2	Year 3
Time-Based Awards			
- Employees below manager level (represents 100% of the total award)	33%	33%	34%
- Managers and technical equivalents (represents 75% of the total award)	25%	25%	25%
- Senior Officers (represents 50% of the total award)	—	—	50%
Performance-Based Awards			
- Managers and technical equivalents (remaining 25% of the total award)	—	—	25%
- Senior officers (remaining 50% of the total award)	—	—	50%

Vesting of performance-based RSU awards is subject to attainment of specific goals established by the Compensation Committee of the Board of Directors. Depending upon performance against these goals, the payout range for performance-based RSU awards under the prior LTCP could have been anywhere from 0 to 3 times the value of the award.

Other RSU Grants

We also grant RSUs to all non-management Board members and, in special circumstances, management personnel outside of the LTCP. Grants of this type are supplemental to any awards granted to management personnel through the LTCP.

Information with respect to current RSU activity is summarized as follows (in thousands, except per share amounts):

	Number of Unvested RSUs	Weighted Average Per Share Grant Date Fair Value
Balance at December 31, 2011	498	$35.93
Granted*	207	39.35
Forfeited*	(140)	43.04
Vested*	(312)	32.35
Balance at December 31, 2012	253	$38.09

* These numbers include less than 0.1 million RSUs credited on unvested RSUs as dividend equivalents. Dividend equivalents accrue with respect to unvested RSUs when and as cash dividends are paid on the company's common stock, and vest if and when the underlying RSUs vest.

The total vest date fair value of our RSUs that vested in 2012, 2011 and 2010 was $12.9 million, $8.0 million and $7.8 million, respectively. The weighted average per share grant date fair value in 2012, 2011 and 2010 was $39.35, $42.17 and $31.77, respectively.

Compensation Programs

We use a variety of compensation programs to both attract and retain employees and more closely align employee compensation with company performance. These programs include both cash and share-based components, as discussed further below. We issue new shares of our common stock to satisfy our obligations under the share-based components of these programs from the 2009 Plan discussed above. However, our Board of Directors has the right to authorize the issuance of treasury shares to satisfy such obligations in the future. We recognized $8.3 million, $1.8 million and $11.2 million of compensation expense in 2012, 2011 and 2010, respectively, related to the performance-based cash incentive component of our LTCP, discussed in greater detail below. The majority of the share-based compensation expense, for all years, relates to RSU awards granted under our LTCP. The 2012 amount includes a charge of $4.4 million to adjust the accrual rate on Cycle 5 (as defined below) to 100%. The 2011 amount includes a credit of $5.7 million to reduce the accrual rates for the performance-based incentive under Cycles 5 and 6 (each as defined below) from 100% to 50%, based on revised expectations for a lower payout. The $5.7 million adjustment represents a reduction to the accrual established for LTCP Cycles 5 and 6 in 2010 and 2011, respectively. The 2011 amount includes a charge of $1.3 million to increase the accrual rate for LTCP Cash Cycle 3 (as defined below) from the previously estimated payout of 50% to the actual payout of 86%. The 2010 amount includes a credit of $3.3 million to reduce the accrual rate for Cash Cycle 3 from 100% to 50% based on revised expectations for a lower payout. This $3.3 million adjustment related to the reduction of our accrual established in the prior year. We also recognized share-based compensation expense of $6.5 million, $8.1 million and $5.8 million in 2012, 2011 and 2010, respectively.

Long-Term Compensation Program

Prior to 2011, the LTCP, which consists of overlapping cycles that are generally three years in length, was designed to alternate annually between equity and cash cycles, with equity cycles including both time-based and performance-based components and cash cycles consisting of a performance-based cash incentive. Under the equity cycles, executives received 50% of their awards in the form of performance-based RSUs, and 50% in the form of time-based RSUs that vested in full at the end of the respective three-year cycle. Employees at or above the manager level received 25% of their equity awards in the form of performance-based RSUs, and 75% in the form of time-based RSUs that vested in full at the end of the three-year cycle. Performance-based RSUs vested, if at all, based on the company's level of achievement with respect to goals established for the three-year cycle period. For cycles that began prior to 2010, payouts under the performance-based RSU cycles were capped at 300% and payouts under performance-based cash incentive cycles were capped at 225%. Employees below the manager level did not participate in the LTCP, but did receive RSU grants under a separate program. The following cycles were initiated between 2005 and 2009:

- *Cash Cycle 3:* A long-term performance-based cash incentive covering the period January 1, 2008 through December 31, 2010; and
- *RSU Cycle 4:* Time and performance-based RSUs granted on January 1, 2009, with a target vest date of January 1, 2012.

In fourth quarter 2010, the LTCP was amended to, among other things, increase the relative proportion of performance-based compensation for both executives and managers, extend participation to all employees, and eliminate alternating annual RSU and cash cycles.

Under the terms of the current LTCP, effective beginning with the cycle that began on January 1, 2010, all employees below manager level receive 100% of their LTCP participation in the form of time-based RSUs that vest in full at the end of the respective three-year cycle. Executives and managers receive 25% of their LTCP award in the form of time-based RSUs that vest in full at the end of the respective three-year cycle and the remaining 75% in the form of performance-based awards granted under the LTIP component of the LTCP. The LTIP performance-based awards that are applicable to both executives and managers may be paid out in the form of cash or equity, or any combination thereof at the end of the respective three-year cycle. The form of the LTIP award will be determined by the Compensation Committee of our Board of Directors, in its sole discretion, at the beginning or the end of each three-year cycle. The following cycles have been initiated under the current LTCP through December 31, 2011:

- *Cycle 5:* Time-based RSUs granted on November 1, 2010, which vested on January 1, 2013, and a long-term performance-based incentive covering the period from January 1, 2010 through December 31, 2012;
- *Cycle 6:* Time-based RSUs granted on January 1, 2011, which vest on January 1, 2014, and a long-term performance-based incentive covering the period from January 1, 2011 through December 31, 2013; and
- *Cycle 7:* Time-based RSUs granted on January 1, 2012, which vest on January 1, 2015, and a long-term performance-based incentive covering the period from January 1, 2012 through December 31, 2014.

Payouts of performance-based awards will continue to be determined by the Compensation Committee in its sole discretion, based on the company's achievement of one of more performance goals, previously established and approved by the Compensation Committee, during the respective cycle period. Payouts may exceed or be less than target, depending on the level of the company's achievement of the performance goal(s). No payout may be made under the LTIP if the company fails to achieve the minimum level of performance for the applicable cycle, and the payout for any particular cycle is capped at 200% of target.

401(k) and Profit-Sharing

We have a 401(k) plan ("Savings Plan") wherein employees can elect to defer compensation within federal limits. The company matches a portion of employee contributions. The company's contribution expense was approximately $1.0 million for each of 2012, 2011 and 2010. At its discretion, the company may also make a profit-sharing contribution to our employees' 401(k) accounts. In fourth quarter 2009, the Compensation Committee of the Board of Directors determined that it would not elect to make a profit-sharing contribution to each employee in 2010 or the foreseeable future. In 2010, we issued 25,563 shares of common stock to satisfy our accrued obligations from the prior year of $0.6 million related to our profit-sharing contributions to eligible employees under our Savings Plan.

11. TAXES

Our income tax provision consists of the following components for 2012, 2011 and 2010 (in thousands):

	2012	2011	2010
Current			
Federal	$ 93,441	$ 30,990	$ 85,848
State	44	131	38
Foreign source withholding tax	4,173	5,453	35,707
	97,658	36,574	121,593
Deferred			
Federal	22,209	(21,621)	(31,747)
State	(4,494)	(416)	277
Foreign source withholding tax	21,457	20,603	(5,292)
	39,172	(1,434)	(36,762)
Total	$136,830	$ 35,140	$ 84,831

The deferred tax assets and liabilities are comprised of the following components at December 31, 2012 and 2011 (in thousands):

	2012			
	Federal	State	Foreign	Total
Net operating losses	$ —	$ 68,640	$ —	$ 68,640
Deferred revenue, net	24,691	2,030	5,467	32,188
Foreign tax credits	—	—	—	—
Stock compensation	6,709	951	—	7,660
Patent amortization	13,215	7	—	13,222
Depreciation	1,202	199	—	1,401
Other accrued liabilities	3,874	716	—	4,590
Other employee benefits	4,096	735	—	4,831
	53,787	73,278	5,467	132,532
Less: valuation allowance	—	(68,378)	—	(68,378)
Net deferred tax asset	$53,787	$ 4,900	$5,467	$ 64,154

	2011			
	Federal	State	Foreign	Total
Net operating losses	$ —	$ 73,754	$ —	$ 73,754
Deferred revenue, net	56,128	435	22,751	79,314
Foreign tax credits	—	—	—	—
Stock compensation	10,748	1,686	—	12,434
Patent amortization	11,909	35	—	11,944
Depreciation	1,182	162	—	1,344
Other accrued liabilities	2,726	447	—	3,173
Other employee benefits	938	159	—	1,097
	83,631	76,678	22,751	183,060
Less: valuation allowance	(2,225)	(76,272)	—	(78,497)
Net deferred tax asset	$81,406	$ 406	$22,751	$104,563

The following is a reconciliation of income taxes at the federal statutory rate with income taxes recorded by the company for the years ended December 31, 2012, 2011 and 2010 (in thousands):

	2012	2011	2010
Tax at U.S. statutory rate	$143,022	$ 43,612	$83,456
Foreign withholding tax, with no U.S. foreign tax credit	—	—	—
State tax provision	(8,831)	(14,251)	(1,252)
Change in federal and state valuation allowance	2,140	13,608	1,554
Adjustment to tax credits	—	—	—
Adjustments to uncertain tax positions	—	(6,775)	—
Other	499	(1,054)	1,073
Total tax provision	$136,830	$ 35,140	$84,831

Valuation Allowances and Net Operating Losses

We establish a valuation allowance for any portion of our deferred tax assets for which management believes it is more likely than not that we will be unable to utilize the assets to offset future taxes. We believe it is more likely than not that the majority of our state deferred tax assets will not be utilized; therefore and we have maintained a near full valuation allowance against our state deferred tax assets as of December 31, 2012.

Under Internal Revenue Code Section 382, the utilization of a corporation's net operating loss ("NOL") carryforwards is limited following a change in ownership (as defined by the Internal Revenue Code) of greater than 50% within a three-year NOL period. If it is determined that prior equity transactions limit our NOL carryforwards, the annual limitation will be determined by multiplying the market value of the company on the date of the ownership change by the federal long-term tax-exempt rate. Any amount exceeding the annual limitation may be carried forward to future years for the balance of the NOL carryforward period.

The company recognizes excess tax benefits associated with share-based compensation to shareholders' equity only when realized. When assessing whether excess tax benefits relating to share-based compensation have been realized, the company follows the with and without approach excluding any indirect effects of the excess tax deductions. Under this approach, excess tax benefits related to share-based compensation are not deemed to be realized until after the utilization of all other tax benefits available to the company. During 2012, the company realized $0.9 million of such excess tax benefits for federal purposes, and accordingly recorded a corresponding credit to additional paid in capital. As of December 31, 2012, the company had $12.1 million of state unrealized tax benefits associated with share-based compensation. At December 31, 2011, this amount was included in NOL with a full valuation allowance. These state tax benefits will be accounted for as a credit to additional paid-in capital, if and when realized, rather than a reduction of the provision for income taxes.

Uncertain Income Tax Positions

The company's unrecognized tax benefits as of December 31, 2012, 2011 and 2010 were $0.0 million, $0.0 million and $6.5 million, respectively, which if recognized, would reduce the company's effective income tax rate in the period of recognition. The total amount of unrecognized tax benefits could increase within the next twelve months for a number of reasons including audit settlements, tax examination activities and the recognition and measurement considerations under this guidance.

As of January 1, 2009, we had unrecognized tax benefits of $4.4 million, primarily related to NOL carryforwards. During 2009, we received a settlement offer from the Internal Revenue Service related to our 2006 Internal Revenue Service audit and we reclassified $0.6 million from the reserve to offset our current receivable. In 2011, we settled the 2006 Internal Revenue Service audit and recognized the remaining tax benefit of $3.8 million.

During 2009, we established a reserve of $2.7 million related to the recognition of a $19.1 million gross benefit for amending tax returns for the periods 1999 — 2005 to switch foreign tax payments made during that period from a deduction to a foreign tax credits. In 2011, we recorded an additional tax benefit of $8.3 million to eliminate this tax contingency and recognize interest income on the associated refund. As of December 31, 2012, our reserve was $0.0 million. We do not expect a material change in this estimate in the next twelve months, although a change is possible.

The following is a roll forward of our total gross unrecognized tax benefits, which if reversed would impact the effective tax rate, for the fiscal years 2010 through 2012 (in thousands):

	2012	2011	2010
Balance as of January 1	$ —	$ 6,459	$6,459
Tax positions related to current year:			
Additions	—	—	—
Reductions	—	—	—
Tax positions related to prior years:			
Additions	—	—	—
Reductions	—	(6,459)	—
Settlements	—	—	—
Lapses in statues of limitations	—	—	—
Balance as of December 31	$ —	$ —	$6,459

Our policy is to recognize interest and or penalties related to income tax matters in income tax expense. In addition to the balance of unrecognized tax benefits in the above table, we have accrued related interest of $0.0 million, $0.0 million and $0.3 million as of December 31, 2012, 2011 and 2010, respectively. The accrued interest was not included in the reserve balances listed above.

The company and its subsidiaries are subject to United States federal income tax, foreign income and withholding taxes and income taxes from multiple state jurisdictions. Our federal income tax returns for 2007 to the present are currently open and will not close until the respective statutes of limitations have expired. The statutes of limitations generally expire three years following the filing of the return or in some cases three years following the utilization or expiration of net operating loss carry forwards. The statute of limitations applicable to our open federal returns will expire at the end of 2015. Specific tax treaty procedures remain open for certain jurisdictions for 2006 and 2007. Many of our subsidiaries have filed state income tax returns on a separate company basis. To the extent these subsidiaries have unexpired net operating losses, their related state income tax returns remain open. These returns have been open for varying periods, some exceeding ten years.

Currently the company is under audit by the State of New York for tax years 2002 through 2008. The State is claiming that prior to 2007 the company should have reported its returns as a combined report instead of as a separate entity as the company had filed. The company has reviewed the findings of the State and believes that it is more likely than not that the company will successfully sustain its separate company reporting and thus has not accrued any tax, interest or penalty exposure under the accounting for uncertain income tax position guidance.

Foreign Taxes

We pay foreign source withholding taxes on patent license royalties and state taxes when applicable. We apply foreign source withholding tax payments against our United States federal income tax obligations to the extent we have foreign source income to support these credits. In 2012, 2011 and 2010, we paid $3.6 million, $5.5 million and $35.6 million in foreign source withholding taxes, respectively and applied these payments as credits against our United States federal tax obligation. We previously accrued approximately $2.8 million of the 2012 foreign source withholding payments and established a corresponding deferred tax asset representing the associated foreign tax credit that we expect to utilize to offset future U.S. federal income taxes. At December 31, 2012, we accrued $4.0 million of foreign source withholding taxes payable associated with expected royalty payments from licensees and recorded corresponding deferred tax assets related to the expected foreign tax credits that will result from these payments.

Between 1999 and 2005 we paid approximately $29.3 million of foreign taxes. During this period we were in a net operating loss position for U.S. federal income tax purposes and elected to deduct these foreign tax payments as expenses on our United States federal income tax returns rather than take them as foreign tax credits. We elected this strategy because: a) we had no United States cash tax obligations at the time and b) net operating losses can be carried forward significantly longer than foreign tax credits. We utilized most of our net operating losses in 2006 and began to generate United States cash tax obligations. At that time, we began to treat our foreign tax payments as foreign tax credits on our United States federal income tax return.

During fourth quarter 2009, we completed a study to assess the company's ability to utilize foreign tax credit carryovers into the tax year 2006. As a result of the study, we amended our United States federal income tax returns for the periods 1999 — 2005 to reclassify $29.3 million of foreign tax payments we made during those periods from deductions to foreign tax credits. We also amended our federal tax returns for the periods 2006 — 2008 to utilize the resulting tax credits. When we completed the study, we established a basis to support amending the returns and estimated that the maximum incremental benefit would be $19.1 million. We recognized a net benefit of $16.4 million after establishing a $2.7 million reserve for related tax contingencies. In 2011, we recorded an additional tax benefit of $8.3 million to eliminate this $2.7 million reserve and other tax contingencies and recognize interest income on the associated refund.

Between 2006 and 2012, we paid approximately $145.8 million in foreign taxes for which we have claimed foreign tax credits against our U.S. tax obligations. It is possible that as a result of tax treaty procedures, the

U.S. government may reach an agreement with the related foreign governments that will result in a partial refund of foreign taxes paid with a related reduction in our foreign tax credits. Due to both foreign currency fluctuations and differences in the interest rate charged by the U.S. government compared to the interest rates, if any, used by the foreign governments, any such agreement could result in interest expense and/or foreign currency gain or loss.

12. EQUITY TRANSACTIONS

Repurchase of Common Stock

During 2012, we repurchased a cumulative total of 4.9 million shares of our common stock for an aggregate of $152.7 million under the 2009 Repurchase Program and the 2012 Repurchase Program, each as defined below. We made no share repurchases during 2011 or 2010.

In March 2009, our Board of Directors authorized a 100.0 million share repurchase program (the "2009 Repurchase Program"). The company repurchased shares under the 2009 Repurchase Program through pre-arranged trading plans. During 2012, we repurchased 2.3 million shares under the 2009 Repurchase Program for $75.0 million. The 2009 Repurchase Program was completed in second quarter 2012, bringing the cumulative repurchase total under the program to approximately 3.3 million shares at a cost of $100.0 million.

In May 2012, our Board of Directors authorized a new share repurchase program, which was then expanded in June 2012 to increase the amount of the program from $100.0 million to $200.0 million (the "2012 Repurchase Program"). The company may repurchase shares under the 2012 Repurchase Program through open market purchases, pre-arranged trading plans or privately negotiated purchases. During 2012, we repurchased approximately 2.6 million shares under the 2012 Repurchase Program for $77.7 million.

From January 1, 2013 through February 25, 2013, we did not make any share repurchases under the 2012 Repurchase Program.

Dividends

Prior to 2011, we had not paid any cash dividends on our shares of common stock. In fourth quarter 2010, our Board of Directors approved the company's initial dividend policy and declared the first quarterly cash dividend of $0.10 per share. On December 5, 2012, we announced that our Board of Directors had declared a special cash dividend of $1.50 per share on InterDigital common stock. The dividend was payable on December 28, 2012 to stockholders of record as of the close of business on December 17, 2012. Cash dividends on outstanding common stock declared in 2012 and 2011 were as follows (in thousands, except per share data):

	Per Share	Total	Cumulative by Fiscal Year
2012			
First quarter	$0.10	$ 4,469	$ 4,469
Second quarter	0.10	4,348	8,817
Third quarter	0.10	4,095	12,912
Fourth quarter	1.60	65,643	78,555
	$1.90	$78,555	
2011			
First quarter	$0.10	$ 4,535	$ 4,535
Second quarter	0.10	4,540	9,075
Third quarter	0.10	4,549	13,624
Fourth quarter	0.10	4,570	18,194
	$0.40	$18,194	

On December 5, 2012, we announced that our Board of Directors had declared a special cash dividend of $1.50 per share on InterDigital common stock. The dividend was payable on December 28, 2012 to stockholders of record as of the close of business on December 17, 2012. We currently expect to continue to pay dividends comparable to our quarterly $0.10 cash dividends in the future; however, continued payment of cash dividends and changes in the company's dividend policy will depend on the company's earnings, financial condition, capital resources and capital requirements, alternative uses of capital, restrictions imposed by any existing debt, economic conditions and other factors considered relevant by our Board of Directors.

Common Stock Warrants

On March 29, 2011 and March 30, 2011, we entered into privately negotiated warrant transactions with Barclays Bank PLC through its agent, Barclays Capital Inc., whereby we sold to Barclays Bank PLC warrants to acquire, subject to customary anti-dilution adjustments, approximately 3.5 million and approximately 0.5 million shares of our common stock, respectively, at a strike price of $64.0909 per share, also subject to adjustment, as updated. The warrants become exercisable in tranches starting in June 2016. In consideration for the warrants issued on March 29, 2011 and March 30, 2011, the company received $27.6 million and $4.1 million, respectively, on April 4, 2011.

13. SELECTED QUARTERLY RESULTS (Unaudited)

The table below presents quarterly data for the years ended December 31, 2012 and 2011:

	First	Second	Third	Fourth
	(In thousands, except per share amounts, unaudited)			
2012				
Revenues(a)	$69,305	$71,871	$434,010	$87,877
Net income applicable to common shareholders(b)	$10,930	$ 9,673	$235,669	$15,532
Net income per common share — basic	$ 0.24	$ 0.22	$ 5.61	$ 0.38
Net income per common share — diluted	$ 0.24	$ 0.22	$ 5.56	$ 0.38
2011				
Revenues	$78,458	$69,873	$ 76,455	$76,956
Net income applicable to common shareholders(c)	$23,339	$17,156	$ 26,206	$22,767
Net income per common share — basic	$ 0.52	$ 0.38	$ 0.58	$ 0.50
Net income per common share — diluted	$ 0.51	$ 0.37	$ 0.57	$ 0.49

(a) In third quarter 2012, our revenues included $375.0 million related to a patent sale to Intel Corporation.

(b) In third quarter 2012, we recognized $16.5 million of expense associated with the Intel patent sale. In fourth quarter 2012, we incurred a repositioning charge of $12.5 million.

(c) In third quarter 2011, our income tax provision included benefits of $6.8 million related to the favorable resolution of tax contingencies. Our fourth quarter 2011 income tax provision included a $1.5 million benefit associated with after-tax interest income on tax refunds. In fourth quarter 2012 our income tax provision included a benefit of $4.5 million related to the release of valuation allowances on deferred tax assets, which we now expect to utilize in future periods.

Item 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.*

None.

Item 9A. *CONTROLS AND PROCEDURES.*

Evaluation of Disclosure Controls and Procedures

The company's Chief Executive Officer and its Chief Financial Officer, with the assistance of other members of management, have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2012. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and to ensure that the information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorization of management and directors of the company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Management, including the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2012. Management based this assessment on criteria for effective internal control over financial reporting described in "*Internal Control — Integrated Framework*" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of December 31, 2012, the company maintained effective internal control over financial reporting at a reasonable assurance level.

The effectiveness of the company's internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report that appears under Part II, Item 8, of this Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during fourth quarter 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***OTHER INFORMATION.***

None.

PART III

Item 10. ***DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.***

The information required by this item is incorporated by reference to the information following the captions "Election of Directors," "EXECUTIVE OFFICERS," "Section 16(a) Beneficial Ownership Reporting Compliance," "Code of Ethics," "Nominating and Corporate Governance Committee" and "Audit Committee" in the definitive proxy statement to be filed pursuant to Regulation 14A in connection with our 2013 annual meeting of shareholders (the "Proxy Statement").

Item 11. ***EXECUTIVE COMPENSATION.***

The information required by this item is incorporated by reference to the information following the captions "EXECUTIVE COMPENSATION" and "DIRECTOR COMPENSATION" in the Proxy Statement.

Item 12. ***SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.***

The information required by this item is incorporated by reference to the information following the captions "EQUITY COMPENSATION PLAN INFORMATION" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" in the Proxy Statement.

Item 13. ***CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.***

The information required by this item is incorporated by reference to the information following the captions "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" and "Director Independence" in the Proxy Statement.

Item 14. ***PRINCIPAL ACCOUNTANT FEES AND SERVICES.***

The information required by this item is incorporated by reference to the information following the captions "Fees Paid to Independent Registered Public Accounting Firm" and "Audit Committee Pre-Approval Policy for Audit and Non-Audit Services of Independent Registered Public Accounting Firm" in the Proxy Statement.

PART IV

Item 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.*

(a) The following documents are filed as a part of this Form 10-K:

(1) Financial Statements.

The information required by this item begins on Page 53.

(2) Financial Statement Schedules.

Valuation and Qualifying Accounts

	Balance Beginning of Period	Increase/ (Decrease)	Reversal of Valuation Allowance	Balance End of Period
2012 valuation allowance for deferred tax assets	$78,497	$ (5,624)(a)	$(4,495)(d)	$68,378
2011 valuation allowance for deferred tax assets	$64,034	$ 14,463(a)	$ —	$78,497
2010 valuation allowance for deferred tax assets	$62,480	$ 1,554(a)	$ —	$64,034
2012 reserve for uncollectible accounts	$ 1,750	$ —	$ —	$ 1,750
2011 reserve for uncollectible accounts	$ 1,750	$ —	$ —	$ 1,750
2010 reserve for uncollectible accounts	$ 1,500	$ 1,750(b)	$(1,500)(c)	$ 1,750

(a) The increase was primarily necessary to maintain a full, or near full, valuation allowance against our state deferred tax assets and did not result in additional tax expense.

(b) The increase relates to the establishment of reserves against an account receivable associated with our SlimChip modem IP.

(c) The decrease relates to the receipt of a payment against an account receivable associated with our SlimChip modem IP.

(d) The decrease relates to the reversal of valuation allowances against state and federal deferred tax assets and net operating losses.

(3) Exhibits.

See Item 15(b) below.

(b)

Exhibit Number	Exhibit Description
*2.1	Plan of Reorganization by and among InterDigital Communications Corporation, InterDigital, Inc. "InterDigital") and ID Merger Company dated July 2, 2007 (Exhibit 2.1 to InterDigital's Quarterly Report on Form 10-Q dated August 9, 2007).
*2.2	Agreement and Plan of Merger by and among InterDigital Communications Corporation, InterDigital and ID Merger Company dated July 2, 2007 (Exhibit 2.2 to InterDigital's Quarterly Report on Form 10-Q dated August 9, 2007).
*3.1	Amended and Restated Articles of Incorporation of InterDigital, Inc. (Exhibit 3.1 to InterDigital's Current Report on Form 8-K dated June 7, 2011).
*3.2	Amended and Restated Bylaws of InterDigital, Inc. (Exhibit 3.2 to InterDigital's Current Report on Form 8-K dated June 7, 2011).

Exhibit Number	Exhibit Description
*4.1	Indenture, dated April 4, 2011, between InterDigital, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (Exhibit 4.1 to InterDigital's Current Report on Form 8-K dated April 4, 2011).
*4.2	Form of 2.50% Senior Convertible Note due 2016 (Exhibit 4.2 to InterDigital's Current Report on Form 8-K dated April 4, 2011).
*4.3	Specimen Stock Certificate of InterDigital, Inc. (Exhibit 4.3 to InterDigital's Current Report on Form 8-K dated April 4, 2011).
	Patent and Technology Contracts
*10.1	Patent License and Settlement Agreement by and among ITC, Tantivy, IPR Licensing, Inc., InterDigital Patent Holdings, Inc., InterDigital Communications, LLC and Samsung Electronics Co., Ltd. effective as of November 24, 2008 (Exhibit 10.18 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 2008). (Confidential treatment has been requested for portions of this agreement.)
	Real Estate Leases
*10.2	Agreement of Lease dated November 25, 1996 by and between InterDigital and We're Associates Company (Exhibit 10.42 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 2000).
*10.3	Third Modification to Lease Agreement effective June 1, 2006 by and between InterDigital and Huntington Quadrangle 2, LLC (successor to We're Associates Company). (Exhibit 10.18 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 2006).
10.4	Fourth Modification of Lease Agreement effective November 1, 2012 by and between InterDigital, Inc. and Huntington Quadrangle 2, LLC.
10.5	Lease Agreement effective March 1, 2012 by and between InterDigital, Inc. and Musref Bellevue Parkway, LP.
	Benefit Plans
†*10.6	Non-Qualified Stock Option Plan, as amended (Exhibit 10.4 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 1991).
†*10.7	Amendment to Non-Qualified Stock Option Plan (Exhibit 10.31 to InterDigital's Quarterly Report on Form 10-Q dated August 14, 2000).
†*10.8	Amendment to Non-Qualified Stock Option Plan, effective October 24, 2001 (Exhibit 10.6 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 2001).
†*10.9	1999 Restricted Stock Plan, as amended April 13, 2000 (Exhibit 10.43 to InterDigital's Quarterly Report on Form 10-Q dated August 14, 2000).
†*10.10	1999 Restricted Stock Plan, Form of Restricted Stock Unit Agreement (Awarded to Independent Directors Upon Re-Election) (Exhibit 10.62 to InterDigital's Quarterly Report on Form 10-Q dated November 9, 2004).
†*10.11	1999 Restricted Stock Plan, Form of Restricted Stock Unit Agreement (Annual Award to Independent Directors) (Exhibit 10.63 to InterDigital's Quarterly Report on Form 10-Q dated November 9, 2004).

Exhibit Number	Exhibit Description
†*10.12	1999 Restricted Stock Plan, Form of Restricted Stock Unit Agreement (Periodically Awarded to Members of the Board of Directors) (Exhibit 10.64 to InterDigital's Quarterly Report on Form 10-Q dated November 9, 2004).
†*10.13	1999 Restricted Stock Plan, Form of Restricted Stock Agreement (Awarded to Executives and Management as Part of Annual Bonus) (Exhibit 10.65 to InterDigital's Quarterly Report on Form 10-Q dated November 9, 2004).
†*10.14	1999 Restricted Stock Plan, Form of Restricted Stock Unit Agreement (Awarded to Independent Directors Upon Re-Election) (Exhibit 10.62 to InterDigital's Quarterly Report on Form 10-Q dated August 9, 2005).
†*10.15	1999 Restricted Stock Plan, Form of Restricted Stock Unit Agreement (Annual Award to Independent Directors) (Exhibit 10.63 to InterDigital's Quarterly Report on Form 10-Q dated August 9, 2005).
†*10.16	1999 Restricted Stock Plan, Form of Restricted Stock Unit Award Agreement (Exhibit 10.86 to InterDigital's Quarterly Report on Form 10-Q dated November 9, 2006).
†*10.17	1999 Restricted Stock Plan, Form of Restricted Stock Unit Award Agreement, as amended December 14, 2006 (Exhibit 10.58 to Inter Digital's Annual Report on Form 10-K for the year ended December 31, 2006).
†*10.18	2000 Stock Award and Incentive Plan (Exhibit 10.28 to InterDigital's Quarterly Report on Form 10-Q dated August 14, 2000).
†*10.19	2000 Stock Award and Incentive Plan, as amended June 1, 2005 (Exhibit 10.74 to InterDigital's Quarterly Report on Form 10-Q dated August 9, 2005).
†*10.20	2000 Stock Award and Incentive Plan, Form of Option Agreement (Director Awards) (Exhibit 10.66 to InterDigital's Quarterly Report on Form 10-Q dated November 9, 2004).
†*10.21	2000 Stock Award and Incentive Plan, Form of Option Agreement (Executive Awards) (Exhibit 10.67 to InterDigital's Quarterly Report on Form 10-Q dated November 9, 2004).
†*10.22	2000 Stock Award and Incentive Plan, Form of Option Agreement (Inventor Awards) (Exhibit 10.68 to InterDigital's Quarterly Report on Form 10-Q dated November 9, 2004).
†*10.23	2002 Stock Award and Incentive Plan (Exhibit 10.50 to InterDigital's Quarterly Report on Form 10-Q dated May 15, 2002).
†*10.24	2002 Stock Award and Incentive Plan, as amended through June 4, 2003 (Exhibit 10.52 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 2003).
†*10.25	2002 Stock Award and Incentive Plan, as amended June 1, 2005 (Exhibit 10.87 to InterDigital's Quarterly Report on Form 10-Q dated November 9, 2006).
†*10.26	2002 Stock Award and Incentive Plan, Form of Option Agreement (Inventor Awards) (Exhibit 10.69 to InterDigital's Quarterly Report on Form 10-Q dated November 9, 2004).
†*10.27	2009 Stock Incentive Plan (Exhibit 99.1 to InterDigital's Registration Statement on Form S-8 filed with the Securities and Exchange Commission ("SEC") on June 4, 2009 (File No. 333-159743)).
†*10.28	2009 Stock Incentive Plan, Term Sheet for Restricted Stock Units (Discretionary Award) (Exhibit 10.2 to InterDigital's Current Report on Form 8-K dated June 9, 2009).

Exhibit Number	Exhibit Description
†*10.29	2009 Stock Incentive Plan, Standard Terms and Conditions for Restricted Stock Units (Discretionary Award) (Exhibit 10.3 to InterDigital's Current Report on Form 8-K dated June 9, 2009).
†*10.30	2009 Stock Incentive Plan, Term Sheet for Restricted Stock Units (Nonemployee Directors — Annual Award) (Exhibit 10.4 to InterDigital's Quarterly Report on Form 10-Q dated July 30, 2009).
†*10.31	2009 Stock Incentive Plan, Term Sheet for Restricted Stock Units (Nonemployee Directors — Election Award) (Exhibit 10.5 to InterDigital's Quarterly Report on Form 10-Q dated July 30, 2009).
†*10.32	2009 Stock Incentive Plan, Standard Terms and Conditions for Restricted Stock Units (Nonemployee Directors) (Exhibit 10.6 to InterDigital's Quarterly Report on Form 10-Q dated July 30, 2009).
†*10.33	2009 Stock Incentive Plan, Term Sheet for Restricted Stock (Supplemental Award) (Exhibit 10.1 to InterDigital's Current Report on Form 8-K dated January 22, 2010).
†*10.34	2009 Stock Incentive Plan, Standard Terms and Conditions for Restricted Stock (Supplemental Award) (Exhibit 10.2 to InterDigital's Current Report on Form 8-K dated January 22, 2010).
†*10.35	2009 Stock Incentive Plan, Term Sheet and Standard Terms and Conditions for Restricted Stock Units (Discretionary Award) (Exhibit 10.2 to InterDigital's Current Report on Form 8-K dated January 28, 2013).
†*10.36	2009 Stock Incentive Plan, Term Sheet and Standard Terms and Conditions for Restricted Stock Units (LTCP Time-Based Award) (Exhibit 10.3 to InterDigital's Current Report on Form 8-K dated January 28, 2013).
†*10.37	2009 Stock Incentive Plan, Term Sheet and Standard Terms and Conditions for Restricted Stock Units (LTCP Performance-Based Award) (Exhibit 10.4 to InterDigital's Current Report on Form 8-K dated January 28, 2013).
†*10.38	2009 Stock Incentive Plan, Term Sheet and Standard Terms and Conditions for Stock Options (LTCP Award) (Exhibit 10.5 to InterDigital's Current Report on Form 8-K dated January 28, 2013).
†*10.39	Short-Term Incentive Plan, as amended October 2010 (Exhibit 10.2 to InterDigital's Quarterly Report on Form 10-Q dated October 29, 2010).
†*10.40	Short-Term Incentive Plan, as amended May 2012 (Exhibit 10.2 to InterDigital's Quarterly Report on Form 10-Q dated July 27, 2012).
†*10.41	Long-Term Compensation Program, as amended June 2009 (Exhibit 10.1 to InterDigital's Quarterly Report on Form 10-Q dated July 30, 2009).
†*10.42	Long-Term Compensation Program, as amended December 2009 (Exhibit 10.63 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 2009).
†*10.43	Long-Term Compensation Program, as amended October 2010 (Exhibit 10.1 to InterDigital's Quarterly Report on Form 10-Q dated October 29, 2010).
†*10.44	Long-Term Compensation Program, as amended August 2011 (Exhibit 10.1 to InterDigital's Quarterly Report on Form 10-Q dated October 28, 2011).

Exhibit Number	Exhibit Description
†*10.45	Long-Term Compensation Program, as amended December 2011 (Exhibit 10.38 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 2011).
†*10.46	Long-Term Compensation Program, as amended May 2012 (Exhibit 10.3 to InterDigital's Quarterly Report on Form 10-Q dated July 27, 2012).
†*10.47	Long-Term Compensation Program, as amended September 2012 (Exhibit 10.1 to InterDigital's Quarterly Report on Form 10-Q dated October 25, 2012).
†*10.48	Amended and Restated Long-Term Compensation Program (Exhibit 10.1 to InterDigital's Current Report on Form 8-K dated January 28, 2013).
†*10.49	Compensation Program for Outside Directors, as amended January 2010 (Exhibit 10.67 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 2009).
†*10.50	Compensation Program for Outside Directors (2011 — 2012 Board Term) (Exhibit 10.2 to InterDigital's Quarterly Report on Form 10-Q dated October 28, 2011).
†*10.51	Compensation Program for Outside Directors (2012 — 2013 Board Term) (Exhibit 10.2 to InterDigital's Quarterly Report on Form 10-Q dated October 25, 2012).
†*10.52	Designated Employee Incentive Separation Pay Plan and Summary Plan Description (Exhibit 10.3 to InterDigital's Quarterly Report on Form 10-Q dated October 25, 2012).
	Employment-Related Agreements
†*10.53	Indemnity Agreement dated as of March 19, 2003 by and between InterDigital and Howard E. Goldberg (pursuant to Instruction 2 to Item 601 of Regulation S-K, the Indemnity Agreements, which are substantially identical in all material respects, except as to the parties thereto and the dates, between the company and the following individuals, were not filed: Gilbert F. Amelio, Jeffrey K. Belk, Steven T. Clontz, Edward B. Kamins, John A. Kritzmacher, Mark A. Lemmo, Scott A. McQuilkin, William J. Merritt, James J. Nolan, Jean F. Rankin, Robert S. Roath and Lawrence F. Shay) (Exhibit 10.47 to InterDigital's Quarterly Report on Form 10-Q dated May 15, 2003).
†*10.54	Assignment and Assumption of Indemnity Agreement dated as of July 2, 2007, by and between InterDigital Communications Corporation, InterDigital, Inc. and Bruce G. Bernstein (pursuant to Instruction 2 to Item 601 of Regulation S-K, the Indemnity Agreements, which are substantially identical in all material respects, except as to the parties thereto, between InterDigital Communications Corporation, InterDigital, Inc. and the following individuals, were not filed: Steven T. Clontz, Edward B. Kamins, Mark A. Lemmo, William J. Merritt, James J. Nolan, Robert S. Roath and Lawrence F. Shay) (Exhibit 10.90 to InterDigital's Quarterly Report on Form 10-Q dated August 9, 2007).
†*10.55	Employment Agreement dated May 7, 1997 by and between InterDigital and Mark A. Lemmo (Exhibit 10.32 to InterDigital's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997).
†*10.56	Amendment dated as of April 6, 2000 by and between InterDigital and Mark A. Lemmo (Exhibit 10.37 to InterDigital's Quarterly Report on Form 10-Q dated August 14, 2000).
†*10.57	Employment Agreement dated as of November 12, 2001 by and between InterDigital and Lawrence F. Shay (Exhibit 10.38 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 2001).

Exhibit Number	Exhibit Description
†*10.58	Amended and Restated Employment Agreement dated May 16, 2005, by and between William J. Merritt and InterDigital (Exhibit 10.1 to InterDigital's Current Report on Form 8-K dated May 16, 2005).
†*10.59	Employment Agreement dated as of May 16, 2006 by and between James Nolan and InterDigital (Exhibit 10.84 to InterDigital's Quarterly Report on Form 10-Q dated August 7, 2006).
†*10.60	Amendment and Assignment of Employment Agreement dated as of July 2, 2007 by and among InterDigital Communications Corporation, InterDigital, Inc. and Bruce G. Bernstein (pursuant to Instruction 2 to Item 601 of Regulation S-K, the Amendment and Assignment of Employment Agreements dated as of July 2, 2007 which are substantially identical in all material respects, except as to the parties thereto, between InterDigital Communications Corporation, InterDigital, Inc. and the following individuals, were not filed: William J. Merritt, James Nolan, Mark A. Lemmo and Lawrence F. Shay, respectively) (Exhibit 10.89 to InterDigital's Quarterly Report on Form 10-Q dated August 9, 2007).
†*10.61	Employment Agreement dated July 9, 2007 by and between InterDigital, Inc. and Scott A. McQuilkin (Exhibit 10.91 to InterDigital's Quarterly Report on Form 10-Q dated August 9, 2007).
†*10.62	Amendment to Amended and Restated Employment Agreement dated as of November 17, 2008 by and between InterDigital, Inc. and William J. Merritt (pursuant to Instruction 2 to Item 601 of Regulation S-K, the Amendments to Employment Agreement dated as of November 17, 2008, which are substantially identical in all material respects, except as to the parties thereto, by and between InterDigital, Inc. and the following individuals, were not filed: Mark A. Lemmo, Scott A. McQuilkin, James Nolan and Lawrence F. Shay) (Exhibit 10.70 to InterDigital's Annual Report on Form 10-K for the year ended December 31, 2008).
†*10.63	Employment Agreement dated May 9, 2012 by and between InterDigital, Inc. and Richard J. Brezski (Exhibit 10.1 to InterDigital's Current Report on Form 8-K dated May 11, 2012).
	Other Material Contracts
*10.64	Bond Hedge Transaction Confirmation, dated March 29, 2011, by and between InterDigital, Inc. and Barclays Bank PLC, through its agent, Barclays Capital Inc. (Exhibit 10.1 to InterDigital's Current Report on Form 8-K dated April 4, 2011).
*10.65	Bond Hedge Transaction Confirmation, dated March 30, 2011, by and between InterDigital, Inc. and Barclays Bank PLC, through its agent, Barclays Capital Inc. (Exhibit 10.2 to InterDigital's Current Report on Form 8-K dated April 4, 2011).
*10.66	Warrant Transaction Confirmation, dated March 29, 2011, by and between InterDigital, Inc. and Barclays Bank PLC, through its agent, Barclays Capital Inc. (Exhibit 10.3 to InterDigital's Current Report on Form 8-K dated April 4, 2011).
*10.67	Warrant Transaction Confirmation, dated March 30, 2011, by and between InterDigital, Inc. and Barclays Bank PLC, through its agent, Barclays Capital Inc. (Exhibit 10.4 to InterDigital's Current Report on Form 8-K dated April 4, 2011).
21	Subsidiaries of InterDigital.
23.1	Consent of PricewaterhouseCoopers LLP.
31.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

Exhibit Number	Exhibit Description
31.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.
32.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350. +
32.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350. +
101	The following financial information from InterDigital's Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC on February 26, 2013, formatted in eXtensible Business Reporting Language: (i) Consolidated Balance Sheets at December 31, 2011 and December 31, 2010, (ii) Consolidated Statements of Income for the years ended December 31, 2011, 2010 and 2009, (iii) Consolidated Shareholders' Equity and Comprehensive Income for the years ended December 31, 2011, 2010 and 2009, (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009, and (v) Notes to Consolidated Financial Statements.

* Incorporated by reference to the previous filing indicated.

† Management contract or compensatory plan or arrangement.

+ This exhibit will not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (15 U.S.C. 78r), or otherwise subject to the liability of that section. Such exhibit will not be deemed to be incorporated by reference into any filing under the Securities Act or Securities Exchange Act, except to the extent that InterDigital, Inc. specifically incorporates it by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERDIGITAL, INC.

Date: February 26, 2013

By: /s/ William J. Merritt
William J. Merritt
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: February 26, 2013

/s/ Steven T. Clontz
Steven T. Clontz,
Chairman of the Board of Directors

Date: February 26, 2013

/s/ Gilbert F. Amelio
Gilbert F. Amelio,
Director

Date: February 26, 2013

/s/ Jeffrey K. Belk
Jeffrey K. Belk,
Director

Date: February 26, 2013

/s/ Edward B. Kamins
Edward B. Kamins,
Director

Date: February 26, 2013

/s/ John A. Kritzmacher
John A. Kritzmacher,
Director

Date: February 26, 2013

/s/ Jean F. Rankin
Jean F. Rankin,
Director

Date: February 26, 2013

/s/ Robert S. Roath
Robert S. Roath,
Director

Date: February 26, 2013

/s/ William J. Merritt
William J. Merritt,
Director, President and Chief Executive Officer
(Principal Executive Officer)

Date: February 26, 2013

/s/ Richard J. Brezski
Richard J. Brezski,
Chief Financial Officer
(Principal Financial Officer)

INTERDIGITAL.

InterDigital, Inc.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held June 13, 2013

TO THE SHAREHOLDERS OF INTERDIGITAL, INC.:

Our 2013 annual meeting of shareholders will be held on Thursday, June 13, 2013, at 11:00 a.m. Eastern Time, at the Crowne Plaza – Wilmington North, 630 Naamans Road, Wilmington, Delaware. At the annual meeting, the holders of our outstanding common stock will act on the following matters:

1. Election of the eight director nominees named in the proxy statement, each for a term of one year;
2. Advisory resolution to approve executive compensation;
3. Ratification of the appointment of our independent registered public accounting firm for the year ending December 31, 2013; and
4. Such other business as may properly come before the annual meeting.

We are pleased to be using the Securities and Exchange Commission rules that allow companies to furnish proxy materials to their shareholders primarily over the Internet. We believe that this process expedites shareholders' receipt of proxy materials, lowers the costs of the annual meeting and helps to conserve natural resources. On or about April 29, 2013, we began mailing our shareholders a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access our 2013 proxy statement and 2012 annual report and how to vote online. The Notice also includes instructions on how to request a paper copy of the proxy materials, including the notice of annual meeting, proxy statement, annual report and proxy card.

All holders of record of shares of our common stock (NASDAQ: IDCC) at the close of business on April 16, 2013 are entitled to vote at the annual meeting and at any postponements or adjournments of the annual meeting. Shareholders are cordially invited to attend the annual meeting in person; however, regardless of whether you plan to attend the annual meeting in person, please cast your vote as instructed in the Notice as promptly as possible. Alternatively, if you wish to receive paper copies of your proxy materials, including the proxy card, please follow the instructions in the Notice. Once you receive paper copies of your proxy materials, please complete, sign, date and promptly return the proxy card in the postage-prepaid return envelope provided, or follow the instructions set forth on the proxy card to authorize the voting of your shares over the Internet or by telephone. Your prompt response is necessary to ensure that your shares are represented at the annual meeting. Submitting your proxy by Internet, telephone or mail will not affect your right to vote in person if you decide to attend the annual meeting. If you are a shareholder who holds stock in a brokerage account (a "street name" holder), you will receive instructions from the holder of record that you must follow in order for your shares to be voted. Certain of these institutions offer Internet and telephone voting.

IF YOU PLAN TO ATTEND THE ANNUAL MEETING:

Registration will begin at 9:30 a.m., and seating will begin at 10:30 a.m. Each shareholder will need to bring an admission ticket and valid picture identification, such as a driver's license or passport, for admission to the annual meeting. Street name holders will need to bring a copy of a brokerage statement reflecting stock ownership as of the record date. Cameras, recording devices and other electronic devices will not be permitted at the annual meeting, and all cellular phones must be silenced during the annual meeting. We realize that many cellular phones have built-in digital cameras, and, while these phones may be brought into the annual meeting, the camera function may not be used at any time.

By Order of the Board of Directors,



JANNIE K. LAU
Executive Vice President, General Counsel and Secretary

April 29, 2013
Wilmington, Delaware

TABLE OF CONTENTS

INTERDIGITAL, INC.

200 Bellevue Parkway, Suite 300
Wilmington, Delaware 19809-3727

PROXY STATEMENT

This proxy statement contains information relating to our annual meeting of shareholders to be held on Thursday, June 13, 2013, beginning at 11:00 a.m. Eastern Time, at the Crowne Plaza – Wilmington North, 630 Naamans Road, Wilmington, Delaware, and at any postponements or adjournments of the annual meeting. Your proxy for the annual meeting is being solicited by our board of directors.

INTERNET AVAILABILITY OF PROXY MATERIALS

As permitted by Securities and Exchange Commission ("SEC") rules, we are making this proxy statement and our annual report available to our shareholders primarily via the Internet, rather than mailing printed copies of these materials to each shareholder. We believe that this process will expedite shareholders' receipt of proxy materials, lower the costs of the annual meeting and help to conserve natural resources. On or about April 29, 2013, we began mailing to each shareholder (other than those who previously requested electronic delivery of all materials or previously elected to receive delivery of a paper copy of the proxy materials) a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access and review the proxy materials, including our proxy statement and our annual report, on the Internet and how to access an electronic proxy card to vote on the Internet or by telephone. The Notice also contains instructions on how to receive a paper copy of the proxy materials. If you receive a Notice by mail, you will not receive a printed copy of the proxy materials unless you request one. If you receive a Notice by mail and would like to receive a printed copy of our proxy materials, please follow the instructions included in the Notice.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to Be Held on June 13, 2013: The proxy statement and annual report to shareholders are available at http://ir.interdigital.com/annuals.cfm

ABOUT THE ANNUAL MEETING AND VOTING

What is the purpose of the annual meeting?

At our annual meeting, shareholders will act upon the matters outlined in the notice of meeting provided with this proxy statement, including: the election of directors; the advisory resolution to approve executive compensation; the ratification of the appointment of our independent registered public accounting firm; and such other business as may properly come before the annual meeting. In addition, management will report on the performance of our company and respond to questions from shareholders.

Who may attend the annual meeting?

Subject to space availability, all shareholders as of April 16, 2013, the record date, or their duly appointed proxies, may attend the annual meeting. Registration will begin at 9:30 a.m., and seating will begin at 10:30 a.m. If you plan to attend the annual meeting, please note that you will need to bring your admission ticket and valid picture identification, such as a driver's license or passport. Cameras, recording devices and other electronic devices will not be permitted at the annual meeting, and all cellular phones must be silenced during the annual meeting. We realize that many cellular phones have built-in digital cameras, and, while these phones may be brought into the annual meeting, the camera function may not be used at any time.

Please also note that if you hold your shares in street name (that is, through a broker or other nominee), you will need to bring a copy of a brokerage statement reflecting your stock ownership as of the record date.

Who is entitled to vote at the annual meeting?

Only shareholders at the close of business on April 16, 2013, the record date, are entitled to receive notice of and to participate in the annual meeting. If you were a shareholder on that date, you will be entitled to vote all of the shares that you held on that date at the annual meeting, or any postponements or adjournments of the annual meeting. There were 41,150,583 shares of our common stock outstanding on the record date.

What are the voting rights of the holders of the company's common stock?

Each share of our common stock outstanding on the record date will be entitled to one vote on each director nominee and one vote on each other matter considered at the annual meeting.

What constitutes a quorum?

A quorum is the minimum number of our shares of common stock that must be represented at a duly called meeting in person or by proxy in order to conduct business legally at the annual meeting. For the annual meeting, the presence, in person or by proxy, of the holders of a majority of the shares entitled to vote will be considered a quorum. If you are a registered shareholder, you must deliver your proxy by Internet or telephone or, if you requested a paper copy of the proxy materials, by mail, or attend the annual meeting in person and vote, in order to be counted in the determination of a quorum. If you are a street name shareholder, your broker or other nominee will vote your shares pursuant to your instructions, and such shares will count in the determination of a quorum. If you do not provide any specific voting instructions to your broker or other nominee, your shares will still count for purposes of attaining a quorum.

How do I vote?

If you are a registered shareholder, you may submit your proxy by Internet or telephone by following the instructions in the Notice. If you requested a paper copy of the proxy materials, you also may submit your proxy by mail by following the instructions included with your proxy card. The deadline for submitting your proxy by Internet or telephone is 11:59 p.m. Eastern Time on June 12, 2013. The designated proxy will vote according to your instructions. You may also attend the annual meeting and vote in person.

If you are a street name shareholder, your broker or nominee firm is the legal, registered owner of the shares and it may provide you with a Notice. Follow the instructions on the Notice to access our proxy materials and vote or to request a paper or email copy of our proxy materials. If you receive these materials in paper form, the materials include a voting instruction card so that you can instruct your broker or nominee how to vote your shares. Please check your Notice or voting instruction card or contact your broker or other nominee to determine whether you will be able to deliver your voting instructions by Internet or telephone. If you are a street name shareholder and you want to vote at the annual meeting, you will need to obtain a signed proxy from the broker or nominee that holds your shares, because the broker or nominee is the legal, registered owner of the shares.

If you own shares through a retirement or savings plan or other similar plan, you may submit your voting instructions by Internet, telephone or mail by following the instructions included with your voting instruction card. The deadline for submitting your voting instructions by Internet or telephone is 11:59 p.m. Eastern Time on June 10, 2013. The trustee or administrator of the plan will vote according to your instructions and the rules of the plan.

If you sign and submit your proxy without specifying how you would like your shares voted, your shares will be voted in accordance with the board's recommendations specified below under "What are the board's recommendations?" and in accordance with the discretion of the proxy holders with respect to any other matters that may be voted upon at the annual meeting.

Can I change my vote after I return my proxy or voting instruction card?

If you are a registered shareholder, you may revoke or change your vote at any time before the proxy is voted by filing with our Secretary either a written notice of revocation or a duly executed proxy bearing a later date. If you attend the annual meeting in person, you may ask the judge of elections to suspend your proxy holder's power to vote, and you may submit another proxy or vote by ballot. Your attendance at the annual meeting will not by itself revoke a previously granted proxy.

If your shares are held in street name or you hold shares through a retirement or savings plan or other similar plan, please check your voting instruction card or contact your broker, nominee, trustee or administrator to determine whether you will be able to revoke or change your vote.

Will my vote be confidential?

It is our policy to maintain the confidentiality of proxy cards, ballots and voting tabulations that identify individual shareholders except as might be necessary to meet any applicable legal requirements and, in the case of any contested proxy solicitation, as might be necessary to allow proper parties to verify proxies presented by any person and the results of the voting.

What are the board's recommendations?

The board recommends that you vote:

- ***For*** election of each of the director nominees named in this proxy statement (see proposal 1);
- ***For*** the advisory resolution to approve executive compensation (see proposal 2); and
- ***For*** ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2013 (see proposal 3).

What vote is required to approve each proposal?

Election of directors. We have adopted majority voting in uncontested director elections. Accordingly, under our articles of incorporation and our bylaws, director nominees must receive the affirmative vote of a majority of the votes cast in order to be elected. A majority of the votes cast means that the number of votes cast "for" a director nominee must exceed the number of votes cast "against" that nominee. Abstentions, while included for purposes of attaining a quorum, will have no effect on the outcome of director elections. Under Pennsylvania law and our articles of incorporation and our bylaws, an incumbent director who does not receive the votes required to be re-elected remains in office until his or her successor is elected and qualified, thereby continuing as a "holdover" director. Under the director resignation policy in our corporate governance principles, a director who is not re-elected must tender his or her resignation to the nominating and corporate governance committee, which will make a recommendation to the board as to whether or not the resignation offer should be accepted. The board will act on the nominating and corporate governance committee's recommendation within ninety (90) days following certification of the election results. In deciding whether to accept the resignation offer, the board will consider the recommendation of the nominating and corporate governance committee as well as any additional information and factors that the board believes to be relevant.

Advisory resolution to approve executive compensation. The affirmative vote of a majority of the votes cast is required for approval. Because the vote is advisory, it will not be binding on the board or the company. Abstentions, while included for purposes of attaining a quorum, will have no effect on the outcome of the proposal.

Ratification of the appointment of PricewaterhouseCoopers LLP. The affirmative vote of a majority of the votes cast is required for ratification. Abstentions, while included for purposes of attaining a quorum, will have no effect on the outcome of the proposal. Ratification of the appointment of our independent registered public accounting firm is not legally required; the board asks shareholders to ratify the appointment as a matter of good corporate governance. If shareholders do not ratify the appointment, the audit committee will consider whether it is appropriate to select another independent registered public accounting firm in future years.

What is a "broker non-vote"?

If you hold your shares in street name through a broker or other nominee, your broker or nominee may not be permitted to exercise voting discretion with respect to some proposals if you do not provide voting instructions. "Broker non-votes" are shares that a broker or nominee does not vote because it has not received voting instructions and does not have discretionary authority to vote (or does not exercise that authority). For the annual meeting, if you do not provide specific voting instructions, your broker or nominee may not exercise voting discretion with respect to: proposal 1, the election of directors, or proposal 2, the approval of the advisory resolution on executive compensation. Broker non-votes will have no effect on the outcome of proposal 1 or proposal 2. If you do not provide specific voting instructions, your broker or nominee may exercise voting discretion with respect to proposal 3, the ratification of the appointment of the company's independent registered public accounting firm.

GOVERNANCE OF THE COMPANY

Where can I find information about the governance of the company?

The company has adopted corporate governance principles that, along with the charters of the board committees, provide the framework for the governance of the company. The nominating and corporate governance committee is responsible for annually reviewing the principles and recommending any proposed changes to the board for approval. A copy of our corporate governance principles is posted on our website at *http://ir.interdigital.com* under the heading "Corporate Governance – CG Documents," along with the charters of our board committees and other information about our governance practices. We will provide to any person without charge a copy of any of these documents upon written request to our Secretary at our principal executive offices: InterDigital, Inc., 200 Bellevue Parkway, Suite 300, Wilmington, Delaware, 19809-3727.

Code of Ethics

Does the company have a code of ethics?

We have adopted a Code of Ethics that applies to all directors, officers, employees and consultants, including our principal executive, financial and accounting officers or persons performing similar functions. The Code of Ethics is available on the company's website at *http://ir.interdigital.com* under the heading "Corporate Governance – CG Documents." We intend to disclose future amendments to certain provisions of the Code of Ethics, or any waiver of such provisions granted to executive officers and directors, on the website within four business days following the date of such amendment or waiver. We will provide to any person without charge a copy of our Code of Ethics upon written request to our Secretary at InterDigital, Inc., 200 Bellevue Parkway, Suite 300, Wilmington, Delaware, 19809-3727.

Director Independence

Which directors are considered independent, and how does the board determine their independence?

Each year, prior to the annual meeting of shareholders, the board reviews and assesses the independence of its directors and makes a determination as to the independence of each director. During this review, the board considers transactions and relationships between each director or any member of his or her immediate family and our company and its subsidiaries and affiliates. The board measures these transactions and relationships against the independence requirements of NASDAQ. As a result of this review, the board affirmatively determined that each of Dr. Gilbert F. Amelio, Messrs. Jeffrey K. Belk, Steven T. Clontz, Edward B. Kamins and John A. Kritzmacher and Ms. Jean F. Rankin are "independent" in accordance with applicable NASDAQ listing standards. To our knowledge, none of the independent directors or any members of their immediate family has any direct or indirect relationships with our company or its subsidiaries and affiliates, other than the director's service as a director of the company, that would impair the independence of such director.

Board Leadership

Who is the Chairman of the Board, and are the positions of Chairman of the Board and Chief Executive Officer separated?

Mr. Clontz, who is an independent director, has served as Chairman of the Board since January 2010. The board has a general policy that the positions of Chairman of the Board and Chief Executive officer should be held by separate persons as an aid in the board's oversight of management. This policy is affirmed in the board's published corporate governance principles, which state that the Chairman of the Board is an independent director. The board believes that this leadership structure is appropriate for the company at this time because of the advantages to having an independent chairman for matters such as: communications and relations between the board, the Chief Executive Officer and other senior management; reaching consensus on company strategies and policies; and facilitating robust board, committee and Chief Executive Officer evaluation processes. The board periodically reviews its leadership structure to determine whether it is appropriate given the specific characteristics and circumstances of the company.

Board Oversight of Risk

What is the board's role in risk oversight?

The board is responsible for overseeing the major risks facing the company and the company's enterprise risk management ("ERM") efforts. The board has delegated to the audit committee primary responsibility for overseeing and monitoring these efforts. Under its charter, the audit committee is responsible for discussing with management and the company's independent registered public accounting firm significant risks and exposures relating to the company's quarterly and annual financial statements and assessing management's steps to mitigate them, and for reviewing corporate insurance coverage and other risk management programs. At least annually, the audit committee receives presentations and reports directly from the company's Executive Vice President, General Counsel and Secretary, who leads the company's day-to-day ERM efforts. The audit committee briefs the board on the company's ERM activities as part of its regular reports to the board on the activities of the committee, and the Executive Vice President, General Counsel and Secretary also periodically delivers presentations and reports to the full board as appropriate.

Board Structure and Committee Membership

What is the size of the board, and how often are directors elected?

The board currently has eight directors. We have completed the declassification of our board, and, beginning with this 2013 annual meeting of shareholders, all directors are subject to election for one-year terms at each annual meeting of shareholders. In addition, beginning last year, we adopted majority voting in uncontested elections of directors.

How often did the board meet during 2012?

The board met 12 times during 2012. Each director is expected to attend each meeting of the board and those committees on which he or she serves. Each director attended at least 75% of the aggregate of all board meetings and meetings of committees on which the director served during 2012. We typically schedule one of the meetings of the board on the day immediately preceding or following our annual meeting of shareholders, and it is the policy of the board that directors are expected to attend our annual meeting of shareholders absent unusual circumstances. Eight directors, constituting all of our then and current directors, attended the 2012 annual meeting of shareholders.

What are the roles of the primary board committees?

The board has standing audit, compensation, finance and investment, and nominating and corporate governance committees. Each of the audit, compensation, and nominating and corporate governance committees is composed entirely of independent directors, as determined by the board in accordance with applicable NASDAQ listing standards. In addition, audit committee members meet additional heightened independence criteria applicable to audit committee members under applicable NASDAQ listing standards. Each of the committees operates under a written charter that has been approved by the board. The table below provides information about the current membership of the committees and the number of meetings of each committee held in 2012.

Name	Audit Committee	Compensation Committee	Finance and Investment Committee	Nominating and Corporate Governance Committee
Gilbert F. Amelio		Chair	X	
Jeffrey K. Belk			X	X
Steven T. Clontz			X	X
Edward B. Kamins	Chair	X		
John A. Kritzmacher	X			Chair
William J. Merritt				
Jean F. Rankin	X	X		
Robert S. Roath			Chair	
Number of Meetings in 2012	9	5	8	4

Audit Committee

The audit committee assists the board in fulfilling its oversight responsibilities relating to the company's corporate accounting, its financial reporting practices and audits of its financial statements. Among other things, the committee:

- Reviews the company's annual and quarterly financial statements and discusses them with management and the company's independent registered public accounting firm;
- Appoints, compensates, retains, evaluates, oversees the work of and, if deemed appropriate, replaces the company's independent registered public accounting firm;
- Receives from the independent registered public accounting firm reports required by applicable SEC rules and professional standards, including reviewing and discussing with the independent registered public accounting firm the matters required to be discussed under Auditing Standard No. 16, as adopted by the Public Company Accounting Oversight Board and amended from time to time;
- Reviews the adequacy and effectiveness of our system of internal control over financial reporting and disclosure controls and procedures;
- Reviews and approves, at least annually, the management, scope, plans, budget, staffing and relevant processes and programs of the company's internal audit function;
- Establishes and oversees procedures for receiving and handling reports of potential misconduct, including violations of law or the company's Code of Ethics and complaints received by the company regarding accounting, internal accounting controls, auditing or federal securities law matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting, auditing or federal securities law matters;
- Oversees the company's other compliance policies and programs, including the implementation and effectiveness of the company's Code of Ethics; and
- Oversees and monitors the company's ERM efforts.

All of the audit committee members are financially literate. The board has determined that Mr. Kritzmacher qualifies as an audit committee financial expert within the meaning of applicable SEC regulations and that Mr. Kritzmacher acquired his expertise primarily through his prior experience as a chief financial officer.

Compensation Committee

The compensation committee assists the board in discharging its responsibilities relating to the compensation of the chief executive officer and other executive officers. Among other things, the committee:

- Reviews and approves the corporate goals and objectives relevant to the compensation of our chief executive officer and other executive officers, evaluates their performance in light of such goals and objectives and, based on its evaluations and appropriate recommendations, reviews and approves the compensation of our chief executive officer and other executive officers, including approving the grant of equity awards, each on an annual basis;
- Assists the board in developing and evaluating potential candidates for executive positions and oversees and annually reviews the development of executive succession plans;
- Reviews and discusses with management the Compensation Discussion and Analysis required by SEC rules, recommends to the board whether the Compensation Discussion and Analysis should be included in the company's annual report and proxy statement and oversees the preparation of the compensation committee report required by SEC rules for inclusion in the company's annual report and proxy statement;
- Assesses the results of the company's most recent advisory vote on executive compensation, and considers and recommends to the board the frequency of the company's advisory vote on executive compensation;
- Reviews periodically compensation for non-management directors of the company and recommends changes to the board as appropriate;

- Reviews and approves compensation packages for new executive officers and severance packages for executive officers whose employment terminates with the company;
- Reviews and makes recommendations to the board with respect to the adoption or amendment of incentive and other equity-based compensation plans;
- Administers the company's equity incentive plans;
- Reviews periodically, revises as appropriate and monitors compliance by directors and executive officers with the company's stock ownership guidelines; and
- Is directly responsible for the appointment, compensation and oversight of the work of any consultants and other advisors retained by the committee, and assesses the independence of any consultants and other advisors (whether retained by the committee or management) that provide advice to the committee in accordance with NASDAQ listing standards.

The compensation committee may delegate authority to the committee chairman or a sub-committee, as the committee may deem appropriate, subject to such ratification by the committee as the committee may direct. The compensation committee also may delegate to one or more officers of the company the authority to make grants of stock options or other discretionary awards at specified levels, under specified circumstances, to eligible employees who are not executive officers of the company, subject to reporting to and such ratification by the committee as the committee may direct.

Compensation Committee Interlocks and Insider Participation

No director serving on the compensation committee during any part of 2012 was, at any time either during or before such fiscal year, an officer or employee of the company or any of its subsidiaries. In addition, none of our executive officers has served as a member of a board of directors or a compensation committee, or other committee serving an equivalent function, of any other entity, one of whose executive officers served as a member of the company's board or compensation committee.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee assists the board in identifying qualified individuals to become board and committee members, considers matters of corporate governance and assists the board in evaluating the board's effectiveness. Among other things, the committee:

- Develops and recommends to the board criteria for board membership;
- Identifies, reviews the qualifications of and recruits candidates for election to the board and to fill vacancies or new positions on the board;
- Assesses the contributions of incumbent directors in determining whether to recommend them for reelection to the board;
- Reviews candidates recommended by the company's shareholders for election to the board;
- Assesses the independence of directors, director nominees and director candidates under applicable standards, including any heightened independence requirements applicable to audit and compensation committee members, and recommends independence determinations to the board;
- Reviews annually our corporate governance principles and recommends changes to the board as appropriate;
- Recommends to the board, after consultation with the Audit Committee, changes to our Code of Ethics;
- Reviews and makes recommendations to the board with respect to the board's and each committee's size, structure, composition and functions;
- Oversees the process for evaluating the board and its committees; and
- Periodically reviews the board's leadership structure and recommends changes to the board as appropriate.

The committee will consider director candidates recommended by our shareholders. Shareholders recommending candidates for consideration by the nominating and corporate governance committee should send their recommendations to our Secretary at InterDigital, Inc., 200 Bellevue Parkway, Suite 300, Wilmington, Delaware 19809-3727. The recommendation must include the candidate's name, biographical data and qualifications and a written statement from the candidate of his or her consent to be named as a candidate and, if nominated and elected, to serve as a director. The committee may ask candidates for additional information as part of the process of assessing a shareholder-recommended director candidate. The committee evaluates director candidates recommended by shareholders based on the same criteria used to evaluate candidates from other sources.

While the board has not established a formal policy for considering diversity when evaluating director candidates, the board endeavors to have a diverse membership, viewing such diversity expansively to include differences of perspective, professional experience, education, skill and other individual qualities and attributes that contribute to board heterogeneity. As described in our corporate governance principles, the board aims to have members representing such diverse experiences at policymaking levels in business, finance and technology and other areas that are relevant to the company's global activities. The selection criteria for director candidates include the following:

- Each director should be an individual of the highest personal and professional ethics, integrity and values.
- Each director should be committed to representing the long-term interests of the company's shareholders and demonstrate a commitment to long-term service on the board.
- Each director should have an inquisitive and objective perspective, practical wisdom and mature judgment.

The committee periodically evaluates the composition of the board to assess the skills and experience that are currently represented on the board, as well as the skills and experience that the board will find valuable in the future. This evaluation of the board's composition enables the board to update the skills and experience it seeks in the board as a whole, and in individual directors, as the company's needs evolve and change over time and to assess the effectiveness of efforts at pursuing diversity.

Finance and Investment Committee

The finance and investment committee assists the board by monitoring, providing advice and recommending action with respect to the investment and financial policies and strategies and the capital structure of the company. Among other things, the committee reviews and provides guidance with respect to:

- The company's strategic plan and annual budgets;
- The company's capital structure, including the issuance of debt, equity or other securities;
- Investment policies;
- Share repurchases and shareholder distributions;
- Acquisitions, divestitures or strategic investments;
- The company's valuation model and financial analysis of significant strategic decisions;
- Significant monetary issues such as foreign currency management policies;
- Tax planning; and
- The retention of investment bankers and other financial advisors, including review of the fees and other retention terms for any such advisors.

The finance and investment committee may delegate authority to the committee chairman or a sub-committee, as the committee may deem appropriate, subject to such ratification by the committee as the committee may direct.

Communications with the Board

How can shareholders communicate with the board?

Shareholders and other parties interested in communicating directly with any individual director, including the chairman, the board as a whole or the non-management directors as a group may do so by writing to Investor Relations, InterDigital, Inc., 200 Bellevue Parkway, Suite 300, Wilmington, Delaware 19809-3727, or by sending an email to *Directors@InterDigital.com*. Our Investor Relations department reviews all such correspondence and regularly forwards to the board or specified director(s) a summary of all such correspondence and copies of all correspondence that deals with the functions of the board or its committees or that otherwise requires their attention. Directors may, at any time, review a log of all correspondence we receive that is addressed to members of the board and request copies of any such correspondence.

Communications About Accounting Matters

How can individuals report concerns relating to accounting, internal control, auditing or federal securities law matters?

Concerns relating to accounting, internal control, auditing or federal securities law matters may be submitted by writing to our Secretary at InterDigital, Inc., 200 Bellevue Parkway, Suite 300, Wilmington, Delaware 19809-3727. All correspondence will be brought to the attention of the chairman of the audit committee and handled in accordance with procedures established by the audit committee with respect to these matters.

DIRECTOR COMPENSATION

How are directors compensated?

Except as set forth below, for board participation during 2012, our non-management directors each received an annual cash retainer of $40,000. In addition, the chairman of the audit committee received an annual cash retainer of $30,000, the other members of the audit committee each received an annual cash retainer of $10,000, the chairmen of the compensation, finance and investment and nominating and corporate governance committees each received an annual cash retainer of $10,000 and the other members of the compensation, finance and investment and nominating and corporate governance committees each received an annual cash retainer of $5,000. The chairman of the board received an additional annual cash retainer of $50,000. All cash retainers are generally paid quarterly in arrears and based upon service for a full year, and prorated payments are made for service of less than a full year. For the first half of 2012, the quarterly payments of the annual board and all committee retainers were subject to the director's attendance at the regularly scheduled quarterly meetings, as follows: 100% payment for participating in person, 50% payment for participating telephonically and no payment for not participating.

Effective September 20, 2012, based on the recommendation of the compensation committee after surveying market and industry data, the board approved and adopted certain changes to the company's compensation program for non-management directors. The annual retainer for the chairman of the compensation committee was increased to $15,000 (from $10,000), the annual cash retainers for members of the compensation committee were increased to $7,500 (from $5,000) and the annual cash retainers for members of the audit committee were increased to $12,000 (from $10,000). These increased retainer amounts were paid on a pro rata basis for service during the last two quarters of 2012. The revised compensation program is designed to compensate each non-management director for participating in up to eight board meetings per year and up to eight meetings per year for each committee on which the non-management director serves. Beginning with the 2012-2013 board term, which runs from the 2012 annual meeting date to the 2013 annual meeting date, additional compensation will be paid to each non-management director for participating in meetings during the term in excess of these thresholds, as follows:

Each additional board meeting:	$4,000
Each additional audit committee meeting:	$1,200
Each additional compensation committee meeting:	$ 750
Each additional meeting of any other committee:	$ 500

Each non-management director received 4,000 restricted stock units ("RSUs"), which vest in full one year from the grant date, for his or her service during the 2012-2013 board term. Under the revised non-management director compensation program, beginning with the 2013-2014 board term, each non-management director will receive an annual RSU award in an amount equal in value to $150,000 (with the number of RSUs to be granted calculated using the 30-day historical average of the company's stock price.) RSU awards may be deferred. An election to defer must be made in the calendar year preceding the year during which services are rendered and the compensation is earned. Unvested time-based RSUs and deferred RSUs accrue dividend equivalents, which are paid in the form of additional shares of stock at the time, and only to the extent, that the awards vest or at the end of the deferral period, as applicable.

To align the interests of non-management directors and executives with those of our shareholders, the company has adopted stock ownership guidelines. The stock ownership guidelines applicable to the non-management directors are set at a target of five times their annual cash retainer of $40,000. Qualifying stock includes: shares of common stock, restricted stock and, on a pre-tax basis, unvested time-based RSUs. Any director who has not reached or fails to maintain the target ownership level must retain at least 50% of any after-tax shares derived from vested RSUs or exercised options until the target ownership level is met. A director may not make any disposition of shares that results in his or her holdings falling below the target ownership level without the express approval of the compensation committee. As of March 31, 2013, all of the non-management directors had reached their target ownership levels.

2012 Non-management Director Compensation Table

The following table sets forth the compensation paid to each person who served as a non-management director of the company in 2012 for their service in 2012. Directors who also serve as employees of the company do not receive any additional compensation for their services as a director.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Total ($)
Gilbert F. Amelio	57,500	97,440	154,940
Jeffrey K. Belk	50,000	97,440	147,440
Steven T. Clontz	100,000	97,440	197,440
Edward B. Kamins	76,250	97,440	173,690
John A. Kritzmacher	61,000	97,440	158,440
Jean F. Rankin	57,250	97,440	154,690
Robert S. Roath	50,000	97,440	147,440

(1) Amounts reported represent the aggregate annual board, chairman of the board, committee chairman and committee membership retainers earned by each non-management director in 2012, as described above.

(2) Amounts shown reflect the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718 for RSU awards granted pursuant to our compensation program for non-management directors in 2012. The assumptions used in valuing these RSU awards are incorporated by reference to Notes 2 and 10 to our audited financial statements included in our annual report on Form 10-K for the year ended December 31, 2012. The following table sets forth the grant date fair value of each RSU award granted to our non-management directors in 2012.

Name	Grant Date	Number of Restricted Stock Units (#)	Grant Date Fair Value of Stock Awards ($)
Gilbert F. Amelio	6/7/2012	4,000	97,440
Jeffrey K. Belk	6/7/2012	4,000	97,440
Steven T. Clontz	6/7/2012	4,000	97,440
Edward B. Kamins	6/7/2012	4,000	97,440
John A. Kritzmacher	6/7/2012	4,000	97,440
Jean F. Rankin	6/7/2012	4,000	97,440
Robert S. Roath	6/7/2012	4,000	97,440

As of December 31, 2012, each person who served as a non-management director of the company in 2012 had the following aggregate amounts of unvested RSU awards (including accrued dividend equivalents) outstanding. None of our directors had any options outstanding as of December 31, 2012. This table does not include RSUs that, as of December 31, 2012, had vested according to their vesting schedule, but had been deferred.

Name	Outstanding Restricted Stock Units (#)
Gilbert F. Amelio	4,187
Jeffrey K. Belk	4,187
Steven T. Clontz	4,187
Edward B. Kamins	4,187
John A. Kritzmacher	4,187
Jean F. Rankin	4,187
Robert S. Roath	4,187

PROPOSALS TO BE VOTED ON

Election of Directors
(Proposal 1)

Description

Which directors are nominated for election?

Dr. Gilbert F. Amelio, Messrs. Jeffrey K. Belk, Steven T. Clontz, Edward B. Kamins, John A. Kritzmacher, William J. Merritt and Robert S. Roath and Ms. Jean F. Rankin are nominated for election at the 2013 annual meeting, each to serve a one-year term until our annual meeting in 2014 and until his or her successor is elected and qualified.

Set forth below is biographical information about the nominees, each of whose current terms of office expire at the 2013 annual meeting, and other information about the skills and qualifications of our directors that contribute to the effectiveness of the board.

What are their backgrounds?

Gilbert F. Amelio, 70, has been a director of the company since March 2011. His career spans decades of executive leadership roles at leading technology companies, including Chief Executive Officer and Chairman of Apple Computer; President, Chief Executive Officer and Chairman of National Semiconductor; and President of Rockwell Communication Systems, a unit of Rockwell International. A Senior Partner at Sienna Ventures, LLC, a venture capital firm, from 2001 through December 2011, a principal of GFA, LLC, a consulting firm, since 2005 and a Partner at Alteon Capital Partners, LLC, a consulting firm, since 2009, Dr. Amelio has been involved in the leadership or funding of a broad range of technology ventures, including Jazz Technologies, Inc., a publicly traded semiconductor foundry that he founded and where he served as Chairman and Chief Executive Officer from 2005 to 2008, and Acquicor Management LLC, a former shareholder of Jazz Technologies. Acquicor Management declared bankruptcy in 2008. In 2003, AmTech, LLC, a high technology investment and consulting services firm where Dr. Amelio served as Chairman and Chief Executive Officer from 1999 to 2004, declared bankruptcy. Dr. Amelio is a pioneer in the U.S. technology industry, having started his career at AT&T Bell Laboratories and Fairchild Semiconductor. A former director and chairman of the Semiconductor Industry Association, Dr. Amelio has served on the board of governors of the Electronics Industries Association and been a member of the executive committee of the Business and Higher Education Forum. He also serves on the boards of directors of AT&T Inc. (since 2001) and Galectin Therapeutics Inc. (formerly known as Pro-Pharmaceuticals, Inc.) (since 2009). The board has concluded that Dr. Amelio should serve as a director of the company because his public company board and executive leadership experience at some of the most ground-breaking companies in the technology industry during times of dramatic growth and change serves as a great asset as the company pursues the creation of significant advancements in the wireless space.

Jeffrey K. Belk, 50, has been a director of the company since March 2010. Since 2008 he has served as Managing Director of ICT168 Capital, LLC, which is focused on developing and guiding global growth opportunities in the information and communications technologies space. Formerly, Mr. Belk spent almost 14 years at Qualcomm Incorporated, a developer and provider of digital wireless communications products and services, where, from 2006 until his departure in early 2008, he was Qualcomm's Senior Vice President of Strategy and Market Development, focused on examining changes in the wireless ecosystem and formulating approaches to help accelerate mobile broadband adoption and growth. From 2000 through 2006, Mr. Belk served as Qualcomm's Senior Vice President, Global Marketing, leading a team responsible for all facets of the company's corporate messaging, communications and marketing worldwide. He currently serves on the boards of directors of Peregrine Semiconductor Corp. (since 2008) and the Wireless-Life Sciences Alliance. The board has concluded that Mr. Belk should serve as a director of the company because his extensive industry-specific experience in strategy and marketing makes him a valuable resource and provides him with unique insights on the challenges and opportunities facing the company in the wireless markets.

Steven T. Clontz, 62, has been a director of the company since April 1998 and was elected Chairman of the Board in January 2010. In January 2010, Mr. Clontz joined Singapore Technologies Telemedia, a Singapore-registered private limited company that is an investor/operator in the telecommunications and media sectors, as Senior Executive Vice President for North America and Europe. From January 1999 through his retirement at the end of 2009, Mr. Clontz served as President and Chief Executive Officer of StarHub, Ltd., a Singapore-based, publicly traded telecommunications and media corporation providing a full range of services over fixed, mobile and cable TV networks. He continues to serve as a non-executive director of StarHub and also serves on the boards of directors of Equinix, Inc. (since 2005) and Level 3 Communications, Inc. (since 2012). Mr. Clontz previously served on the board of directors of eircom Limited, from 2010 to December 2011, and the executive committee of the board of directors of Global Crossing Limited, from 2004 to October 2011. The board has concluded that Mr. Clontz should serve as a director of the company because he is a global telecommunications industry leader with significant industry-specific public company board and executive leadership experience whose deep knowledge of the wireless markets brings valuable insight that is needed to evolve and execute the company's strategy.

Edward B. Kamins, 64, has been a director of the company since December 2003. Mr. Kamins is the principal member of UpFront Advisors, a business consulting services firm he founded in March 2009. From July 1999 until his retirement in February 2009, Mr. Kamins served as Corporate Senior Vice President of Avnet, Inc., one of the world's largest global distributors of electronic components, enterprise computing and embedded subsystems. Mr. Kamins served as Chief Information Officer of Avnet beginning in July 2004 and accepted the newly created post of Chief Operational Excellence Officer in July 2006. He joined Avnet in 1996 as Senior Vice President of Business Development for Avnet Computer Marketing and founded and served as Group President of Avnet Applied Computing, a customized computer solutions business that grew to $1.6 billion in global revenues. Prior to that, his sixteen-year career with Digital Equipment culminated with the position of Vice President of Channels, with responsibility for a $1.5 billion revenue-generating North American channels business. The board has concluded that Mr. Kamins should serve as a director of the company because, as a long-time senior operational executive with forty years of experience in the high technology industry, he contributes valuable advice regarding the company's challenges and opportunities.

John A. Kritzmacher, 52, has been a director of the company since June 2009. From October 2012 through February 2013, Mr. Kritzmacher served as Senior Vice President Business Operations and Organizational Planning at WebMD Health Corp., a leading provider of health information services. In this role, Mr. Kritzmacher was responsible for leading a major restructuring initiative at WebMD. Previously, Mr. Kritzmacher served as Executive Vice President and Chief Financial Officer of Global Crossing Limited, a global provider of IP-based telecommunications solutions from October 2008 to October 2011, when Global Crossing was acquired by Level 3 Communications, Inc. Prior to that, Mr. Kritzmacher rose through a variety of positions with increasing responsibility, including Senior Vice President and Corporate Controller, during his 10 years at Lucent Technologies, a provider of telecommunications systems and services, to become Chief Financial Officer in 2006. After playing a leading role in the planning and execution of Lucent's merger with Alcatel in 2006, Mr. Kritzmacher became Chief Operating Officer of the Services Business Group at Alcatel-Lucent until joining Global Crossing in 2008. In September 2011, Mr. Kritzmacher joined the board of directors of Duff & Phelps Corporation. The board has concluded that Mr. Kritzmacher should serve as a director of the company because he is a veteran of the telecommunications and high technology industries with extensive operational and leadership experience and financial expertise. As such, Mr. Kritzmacher contributes valuable advice and guidance, especially with respect to complex financial and accounting issues, and serves as the board's audit committee financial expert.

William J. Merritt, 54, has been a director of the company since May 2005. He has also served as President and Chief Executive Officer of the company since May 2005 and as President and Chief Executive Officer of InterDigital Communications, LLC, a wholly owned subsidiary of the company, since its formation in July 2007. Mr. Merritt served as General Patent Counsel of the company from July 2001 to May 2005 and as President of InterDigital Technology Corporation, a wholly owned patent licensing subsidiary of the company, from July 2001 to January 2008. The board has concluded that Mr. Merritt should serve as a director of the company because, in his current and former roles, Mr. Merritt has played a vital role in managing the company's intellectual property assets and overseeing the growth of its patent licensing business. He also possesses tremendous knowledge about the company from short- and long-term strategic perspectives and from a day-to-day operational perspective and serves as a conduit between the board and management while overseeing management's efforts to realize the board's strategic goals.

Jean F. Rankin, 54, has been a director of the company since June 2010. Ms. Rankin has served as Executive Vice President, General Counsel and Secretary at LSI Corporation, a leading provider of innovative silicon, systems and software technologies for the global storage and networking markets, since 2007. In this role, she serves LSI and its board of directors as Corporate Secretary, in addition to managing the company's legal, intellectual property licensing and stock administration organizations. Ms. Rankin joined LSI in 2007 as part of the merger with Agere Systems, where she served as Executive Vice President, General Counsel and Secretary from 2000 to 2007. Prior to joining Agere in 2000, Ms. Rankin was responsible for corporate governance and corporate center legal support at Lucent Technologies, including mergers and acquisitions, securities laws, labor and employment, public relations, ERISA, investor relations and treasury. She also supervised legal support for Lucent's microelectronics business. The board has concluded that Ms. Rankin should serve as a director of the company because she has extensive experience and expertise in matters involving intellectual property licensing, the company's core business, and her current and former roles as chief legal officer and corporate secretary at other publicly traded companies enable her to contribute legal expertise and advice as to best practices in corporate governance.

Robert S. Roath, 70, has been a director of the company since May 1997. He served as Senior Vice President and Chief Financial Officer of RJR Nabisco, Inc. before his retirement in 1997. Mr. Roath is a long-time senior strategic and financial executive with diversified corporate and operating experience with various global companies, including Colgate-Palmolive, General Foods, GAF Corporation and Price Waterhouse. He has been a director of Standard Parking Corporation since its initial public offering in May 2004 and became its chairman of the board in October 2009. Mr. Roath also serves as chairman of Standard Parking's compensation committee. The board has concluded that Mr. Roath should serve as a director of the company because his achievements as an executive in operations, finance, strategy formulation, business development and mergers and acquisitions allow him to provide valuable guidance, especially with respect to the major financial policies and decisions of the company and the analysis of the business challenges and opportunities facing the company.

Vote Required and Board Recommendation

Director nominees receiving the affirmative vote of the majority of votes cast for him or her will be elected to serve as directors for the next year and until his or her successor is elected and qualified. A majority of the votes cast means that the number of votes cast "for" a director nominee must exceed the number of votes cast "against" that nominee.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE *FOR* EACH OF THE NOMINEES.

Advisory Resolution to Approve Executive Compensation (Proposal 2)

Description

We are asking shareholders to vote on an advisory resolution to approve the company's executive compensation as reported in this proxy statement. As described below in the "Compensation Discussion and Analysis" section of this proxy statement, the compensation committee has structured our executive compensation program to attract, retain and motivate talented individuals who will drive the successful execution of the company's strategic plan. We motivate our executives primarily by "paying for performance," or rewarding the accomplishment of individual performance and corporate goals through the use of performance-based compensation. As discussed in "Compensation Discussion and Analysis," individual performance and the achievement of corporate goals determine the compensation paid to our executives under our short-term incentive plan and the long-term incentive plan component of our long-term compensation program. Our executive compensation programs have a number of features designed to promote these objectives.

We urge shareholders to read the "Compensation Discussion and Analysis" below, which describes how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives, as well as the Summary Compensation Table and other related compensation tables and narrative below, which provide detailed information on the compensation of our named executive officers. The compensation committee and the board of directors believe that the policies and procedures articulated in the "Compensation Discussion and Analysis" are effective in achieving our goals and that the compensation of our named executive officers reported in this proxy statement reflects and supports these compensation policies and procedures.

The board of directors has adopted a policy providing for an annual advisory resolution to approve executive compensation. In accordance with Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as a matter of good corporate governance, we are asking shareholders to approve the following advisory resolution at the 2013 annual meeting of shareholders:

> **RESOLVED**, that the shareholders of InterDigital, Inc. (the "company") approve, on an advisory basis, the compensation of the company's named executive officers disclosed in the Compensation Discussion and Analysis, the Summary Compensation Table and the related compensation tables, notes and narrative in the proxy statement for the company's 2013 annual meeting of shareholders.

This advisory resolution, commonly referred to as a "say on pay" resolution, is non-binding on the board of directors. Although non-binding, the board and the compensation committee will review and consider the voting results when making future decisions regarding our executive compensation program. Unless the board modifies its policy on the frequency of future "say on pay" votes, the next "say on pay" vote will be held at the 2014 annual meeting of shareholders.

Vote Required and Board Recommendation

The affirmative vote of the majority of votes cast is required to approve this advisory resolution.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE *FOR* THE ADVISORY RESOLUTION TO APPROVE EXECUTIVE COMPENSATION.

Ratification of Appointment of Independent Registered Public Accounting Firm (Proposal 3)

Description

The audit committee has appointed PricewaterhouseCoopers LLP ("PwC") as the company's independent registered public accounting firm for the year ending December 31, 2013. PwC has served as the independent registered public accounting firm of the company since 2002.

Although ratification of the appointment of PwC is not legally required, the board is asking the shareholders to ratify the appointment as a matter of good corporate governance. If the shareholders do not ratify the appointment, the audit committee will consider whether it is appropriate to select another independent registered public accounting firm in future years. Even if the shareholders ratify the appointment, the audit committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the company and its shareholders.

Representatives from PwC are expected to be present at the annual meeting, will have the opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions.

Fees of Independent Registered Public Accounting Firm

Aggregate fees for professional services delivered by PricewaterhouseCoopers LLP ("PwC"), the company's independent registered public accounting firm, for the fiscal years ended December 31, 2012 and 2011 were as follows:

Type of Fees	2012	2011
Audit Fees(1)	$630,000	$ 575,000
Audit-Related Fees(2)	$150,000	$ 240,000
Tax Fees(3)	$150,000	$ 210,000
All Other Fees(4)	$ 1,800	$ 1,500
Total	$931,800	$1,026,500

(1) *Audit Fees* consist of the aggregate fees billed by PwC for the above fiscal years for professional services rendered by PwC for the integrated audit of the company's consolidated financial statements and the company's internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002, for review of the company's interim consolidated quarterly financial statements included in the company's quarterly reports on Form 10-Q and services that are normally provided by PwC in connection with regulatory filings or engagements for the above fiscal years.

(2) *Audit-Related Fees* consist of the aggregate fees billed by PwC for the above fiscal years for assurance and related services by PwC that were reasonably related to the performance of the audit or review of the company's financial statements and are not reported above under the caption "Audit Fees." For 2011, such fees relate primarily to comfort letter and other procedures related to the company's 2011 offering of senior convertible notes and consultation concerning financial accounting and reporting standards. For 2012, such fees relate primarily to consultation concerning financial accounting and reporting standards.

(3) *Tax Fees* consist of the aggregate fees billed by PwC for the above fiscal years related to a foreign tax study and other technical advice related to foreign tax matters.

(4) *All Other Fees* consist of the aggregate fees billed by PwC for the above fiscal years for certain accounting research software licensed by the company from PwC.

Audit Committee Pre-Approval Policy for Audit and Non-Audit Services of Independent Registered Public Accounting Firm

The audit committee has adopted a policy that requires the committee to pre-approve all audit and non-audit services to be performed by the company's independent registered public accounting firm. Unless a service falls within a category of services that the audit committee already has pre-approved, an engagement to provide the service requires specific pre-approval by the audit committee. Also, proposed services exceeding pre-approved cost levels require specific pre-approval.

Consistent with the rules established by the SEC, proposed services to be provided by the company's independent registered public accounting firm are evaluated by grouping the services and associated fees under one of the following four categories: *Audit Services, Audit-Related Services, Tax Services* and *All Other Services*. All proposed services for the following year are discussed and pre-approved by the audit committee, generally at a meeting or meetings that take place during the October through December time period. In order to render approval, the audit committee has available a schedule of services and fees approved by category for the current year for reference, and specific details are provided.

The audit committee has delegated pre-approval authority to its chairman for cases where services must be expedited. In cases where the audit committee chairman pre-approves a service provided by the independent registered public accounting firm, the chairman is required to report the pre-approval decisions to the audit committee at its next scheduled meeting. The company's management periodically provides the audit committee with reports of all pre-approved services and related fees by category incurred during the current fiscal year, with forecasts of any additional services anticipated during the year.

All of the services performed by PwC related to fees disclosed above were pre-approved by the audit committee.

Vote Required and Board Recommendation

The affirmative vote of the majority of votes cast at the annual meeting is required to ratify the appointment of PwC as the company's independent registered public accounting firm for the year ending December 31, 2013.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE *FOR* RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2013.

REPORT OF THE AUDIT COMMITTEE

As more fully described in our charter, the audit committee oversees the company's financial reporting processes on behalf of the board. In fulfilling our oversight responsibilities, the audit committee has reviewed and discussed with management the company's audited consolidated financial statements for the year ended December 31, 2012, including a discussion of the acceptability and appropriateness of significant accounting principles and management's assessment of the effectiveness of the company's internal control over financial reporting. Management has represented to us that the company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States and considered appropriate in the circumstances to present fairly the company's financial position, results of operations and cash flows. The audit committee has also reviewed and discussed with PwC, the company's independent registered public accounting firm, the matters required to be discussed with the independent registered public accounting firm under applicable Public Company Accounting Oversight Board ("PCAOB") standards.

The audit committee has also received and reviewed the written disclosures and the letter from PwC required by applicable requirements of the PCAOB regarding PwC's communications with the audit committee concerning independence and has discussed with PwC their independence.

Based on the reviews and discussions with management and the independent registered public accounting firm referred to above, we recommended to the board that the audited financial statements be included in the company's annual report on Form 10-K for the year ended December 31, 2012 for filing with the SEC, and we retained PwC as the company's independent registered public accounting firm for the year ending December 31, 2013.

AUDIT COMMITTEE:

Edward B. Kamins, Chairman
John A. Kritzmacher
Jean F. Rankin

EXECUTIVE OFFICERS

Set forth below is certain information concerning our executive officers as of March 31, 2013:

Name	Age	Position
William J. Merritt	54	President and Chief Executive Officer
Richard J. Brezski	40	Chief Financial Officer
Donald P. Dinella	50	Chief Licensing Officer and Chief Licensing Counsel
Jannie K. Lau	37	Executive Vice President, General Counsel and Secretary
Scott A. McQuilkin	58	Senior Executive Vice President, Innovation
James J. Nolan	52	Executive Vice President, Research and Development
Allen A. Proithis	48	Executive Vice President, Solutions Group
Lawrence F. Shay	54	Executive Vice President, Intellectual Property, and Chief Intellectual Property Counsel

There are no family relationships among the individuals serving as our directors or executive officers. Set forth below are the name, office and position held with our company and principal occupations and employment of each of our executive officers. Biographical information on Mr. Merritt is discussed under the caption "Election of Directors" above.

Richard J. Brezski is InterDigital's Chief Financial Officer, responsible for overseeing the company's finance, accounting, audit, tax, treasury, IT and facilities functions, including the company's internal and external financial reporting and analysis. Mr. Brezski joined the company as Director and Controller in May 2003. Mr. Brezski was promoted to Senior Director in July 2006 and in January 2007 was appointed Chief Accounting Officer. In January 2009, Mr. Brezski was promoted to Vice President, Controller and Chief Accounting Officer, and in March 2011 he was appointed to the additional post of Treasurer. In May 2012, he was appointed Chief Financial Officer. Prior to joining InterDigital, Mr. Brezski served as an audit manager for PwC in its technology, information, communications and entertainment practice, where he provided business advisory and auditing services to product and service companies in the electronics, software and technology industries. Mr. Brezski earned a Bachelor of Science in Accountancy from Villanova University and an Executive Master of Business Administration from Hofstra University.

Donald P. Dinella joined InterDigital in March 2013 as Chief Licensing Officer and Chief Licensing Counsel, and is responsible for managing the day-to-day licensing activities relating to the company's patent portfolio. Prior to joining InterDigital, Mr. Dinella was at Alcatel Lucent, a leading innovator in the field of networking and communications technology, products and services, from 2006 to 2013. From 2011 to 2013, he served as Alcatel Lucent's Chief IP Counsel and Vice President, IP Global Operations, Intellectual Property and Standards, with overall responsibility for Alcatel Lucents's worldwide intellectual property business and legal activities, comprising legal, business, technical and administrative groups focused on patent prosecution, patent portfolio management, patent, technology and software licensing, patent assertion, IP law transactional services, IP business development, IP competitive intelligence and IP strategy. From 2006 to 2011, Mr. Dinella served as Alcatel Lucent's Vice President, Business Development and Licensing, Intellectual Property and Standards, responsible for the company's worldwide IP licensing and business development activities. Before Alcatel Lucent, Mr. Dinella held various positions at its predecessor companies Lucent Technologies and AT&T, where he started his career as an engineer. Mr. Dinella earned a Bachelor of Science in Mechanical Engineering from Villanova University, a Master of Science in Computer Integrated Manufacturing from Brigham Young University, a Master of Science in Computer Science from the New Jersey Institute of Technology and a Juris Doctor from the Seton Hall University School of Law.

Jannie K. Lau is InterDigital's Executive Vice President, General Counsel and Secretary, responsible for managing the company's legal and human resources functions. Ms. Lau joined InterDigital in 2008 as Associate General Counsel and was promoted to Deputy General Counsel in 2010. She was appointed Executive Vice President, General Counsel and Secretary in October 2012. Prior to joining InterDigital, Ms. Lau served as securities and transactional counsel at IKON Office Solutions, Inc., then a Fortune® 500 document management solutions company. Before beginning her in-house career, she was a corporate associate at leading global law firms in New York and Boston, where she represented public and pre-IPO companies as well as private equity and venture capital fund managers. Ms. Lau serves on the Executive Committee of the Asian Pacific American Bar Association of Pennsylvania and on the Southeast Region Board of the East Central Division of the American Cancer Society. She is also a past member of the Board of Directors of DELVACCA, the Delaware Valley chapter of the Association of Corporate Counsel. Ms. Lau is an honors graduate of the University of Pennsylvania Law School and holds a Bachelor of Arts in English and Comparative Literature from Columbia University.

Scott A. McQuilkin is the company's Senior Executive Vice President, Innovation. As head of InterDigital's Innovation group, Mr. McQuilkin is responsible for leading the organization's technology sourcing efforts, overseeing both Innovation Labs, which pursues internally funded technology, and Innovation Partners, a sourcing model based around partnerships with leading innovators and research organizations as well as strategic acquisitions of technology and patent portfolios. Mr. McQuilkin joined the company as its Chief Financial Officer in July 2007, and was appointed Senior Executive Vice President, Strategy and Finance in May 2012, in which role he was responsible for overseeing the organization's strategy, corporate development and finance functions. In October 2012, Mr. McQuilkin was appointed Senior Executive Vice President, Innovation. Mr. McQuilkin served as Chief Financial Officer for GHR Systems, Inc., a provider of lending technologies and related support services, from February 2000 to August 2006, when GHR Systems was acquired by Metavante Corporation, a provider of banking and payment technology solutions and a wholly owned subsidiary of Marshall & Ilsley Corporation, a diversified financial services company. GHR Systems became a subsidiary of Metavante Corporation known as Metavante Lending Solutions, a high growth technology firm providing business process automation to the financial services industry. Until joining InterDigital in 2007, Mr. McQuilkin served as Chief Financial Officer of Metavante Lending Solutions, where he was responsible for all financial activities, including accounting, budgeting/forecasting, capital planning, cash management, strategic planning, mergers and acquisitions, tax, purchasing and payables. Mr. McQuilkin earned a Master of Business Administration from The Wharton School and a Bachelor of Science from Pennsylvania State University.

James J. Nolan is InterDigital's Executive Vice President, Research and Development. As head of Innovation Labs, Mr. Nolan is responsible for directing the development of advanced wireless and network technologies, including the incubation of advanced wireless communications solutions and the evolution of standards-based technologies, and the company's participation in wireless standards bodies. Since joining the company in 1996, Mr. Nolan has held a variety of engineering and management positions, including serving as the company's senior engineering officer since May 2006. In February 2007, Mr. Nolan's title was revised to Executive Vice President, Engineering, without a change in responsibilities. Mr. Nolan was named Executive Vice President, Research and Development, in April 2009, in connection with the company's decision to expand its technology development and licensing business and realign its SlimChip business. Since 2009, Mr. Nolan has led InterDigital's Research and Development team's next generation technology initiatives, including advanced air interface, machine-to-machine, bandwidth management technologies for WiFi®/cellular integration and dynamic spectrum management solutions. Prior to leading the company's engineering and R&D organizations, he led technology and product development of modems, protocol software and radio designs for multiple wireless standards. Mr. Nolan earned a Bachelor of Science in Electrical Engineering from the State University of New York at Buffalo, a Master of Science in Electrical Engineering from Polytechnic University and an Executive Master of Business Administration from Hofstra University.

Allen A. Proithis is InterDigital's Executive Vice President, Solutions Group. He joined the company as Vice President, Business Development and Strategic Solutions in March 2012, and was promoted to Executive Vice President, Solutions Group in January 2013. As head of InterDigital Solutions, Mr. Proithis is responsible for commercializing market-ready technologies that emerge from the company's Innovation group, as well as establishing and developing strategic business relationships and identifying potential new business opportunities. Prior to joining the company, Mr. Proithis was at TE Connectivity Ltd., a global designer and manufacturer of products that connect and protect the flow of power and data inside products, from January 2011 to October 2011 where he served as Senior Director – Strategy & Business Development, Consumer Devices division, covering the mobile, consumer electronics and PC industries. While at TE, Mr. Proithis led a global team dedicated to strategy, mergers and acquisitions and strategic marketing, and was responsible for identifying new markets, channels and growth opportunities from product idea creation to execution. Before joining TE, Mr. Proithis was the Head of Strategy & Business Development for the Handheld business unit at Hewlett-Packard Company, a technology company with a portfolio that spans printing, personal computing, software, services and IT infrastructure, from 2008 to January 2011. In this role, he drove all strategic initiatives for devices, software and services. Mr. Proithis had previously been the Director of Business Development in HP's Personal Systems Group from 2007 to 2008, during which time he was responsible for building a partnership program with major telecommunications companies. Prior to joining HP in 2004, Mr. Proithis was a Vice President with HB Associates, an executive search and management consulting firm. Earlier in his career, Mr. Proithis held a variety of management, sales and consulting roles at Computer Sciences Corporation, Convergys and Electronic Data Systems. Mr. Proithis earned a Bachelor's degree in Telecommunications from Pennsylvania State University.

Lawrence F. Shay is the company's Executive Vice President, Intellectual Property, and Chief Intellectual Property Counsel and President of InterDigital's patent holding subsidiaries. Mr. Shay is responsible for overseeing all activities pertaining to InterDigital's patent business, including management of the company's intellectual property assets, negotiation and administration of license agreements, litigation relating to intellectual property rights and strategic patent sales and joint ventures. He joined InterDigital in November 2001 as Chief Legal Officer and served as Corporate Secretary from November 2001 to September 2004. In February 2007, Mr. Shay's title was revised to Chief Legal and Government Affairs Officer, without a change in responsibilities. Mr. Shay was appointed to his current position in January 2008. He previously served as General Counsel of U.S. Interactive, Inc., a multinational, publicly held Internet professional services corporation. From 1985 until 1999, Mr. Shay practiced corporate law with Dilworth Paxson LLP, a major Philadelphia law firm. Mr. Shay earned his Juris Doctor, with honors, from the Temple University School of Law and is a magna cum laude graduate of Saint Joseph's University, where he earned a Bachelor of Arts in Economics.

The company's executive officers are appointed to the offices set forth above to hold office until their successors are duly elected and qualified.

EXECUTIVE COMPENSATION

Compensation Committee Report

The compensation committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on its review and discussions, has recommended to the board that the Compensation Discussion and Analysis be included in this proxy statement and the company's Annual Report on Form 10-K.

COMPENSATION COMMITTEE:

Gilbert F. Amelio, Chairman
Edward B. Kamins
Jean F. Rankin

Compensation Discussion and Analysis

Executive Summary

This Compensation Discussion and Analysis covers all material elements of the compensation awarded to, earned by or paid to the company's Named Executive Officers ("NEOs") in the Summary Compensation Table that follows, focusing on the principles underlying the company's executive compensation policies and decisions. This discussion details the compensation for the following individuals:

- William J. Merritt – President and Chief Executive Officer
- Richard J. Brezski – Chief Financial Officer since May 2012
- Lawrence F. Shay – Executive Vice President, Intellectual Property, and Chief Intellectual Property Counsel

- Scott A. McQuilkin – Senior Executive Vice President, Innovation (Chief Financial Officer until May 2012)
- James J. Nolan – Executive Vice President, Research and Development; and
- Jannie K. Lau – Executive Vice President, General Counsel and Secretary since October, 2012.

In addition, in accordance with SEC rules, information is also included with respect to two retired executives who served for a portion of fiscal year 2012:

- Mark A. Lemmo, who served as Executive Vice President, Corporate Development, until his retirement in December 2012; and
- Janet M. Point, who served as Executive Vice President, Investor Relations, until her retirement in October 2012.

Fiscal 2012 Company Performance and Impact on Compensation

The company delivered an outstanding year in 2012, with record revenue of $663.1 million. We achieved this success by executing on our expanded patent monetization strategy, which extends beyond patent licensing to include patent sales and patent licensing partnerships and other strategic relationships. Based on this expanded strategy, we signed nine new, renewed or expanded patent license agreements, including agreements with Sony and BlackBerry (formerly Research in Motion Limited), closed two patent sale transactions for a total of $384 million in revenue and formed a joint venture with Sony Corporation of America that combines our advanced machine-to-machine communications research capabilities with Sony's consumer electronics expertise. These achievements drove substantial revenue and positive cash flow in 2012, enabling us to return $235.8 million to shareholders via share repurchases and regular and special cash dividends and still end 2012 with a strong cash balance of $577.3 million. All the while, we maintained our prolific pace of innovation, with approximately 190 U.S. patents and approximately 1,200 non-U.S. patents issued in 2012. We also continued to contribute our patented or patentable inventions into the various wireless standards.

Given that a significant portion of our NEOs' compensation is performance driven, the result of such an outstanding year is enhanced compensation to the NEOs, reflecting their contribution to a highly successful year for the company.

Fiscal 2012 NEO Compensation Actions

Base Salaries: Messrs. Brezski, Nolan, McQuilkin and Shay and Ms. Lau received salary increases in recognition of the importance of their role within the company, their scope of responsibility, promotions and/or increased responsibilities assumed in 2012.

Performance-Based Compensation:

- *Short-Term Incentive Plan ("STIP")*: Performance against the 2012 STIP goals resulted in a payout level of 115% of target (see "Current Compensation – Short-Term Incentive Compensation" below for a description of the STIP).
- *Long-Term Compensation Program ("LTCP")*: In 2012, awards to the NEOs were a combination of time-based restricted stock units ("RSUs") under the LTCP's restricted stock unit program ("RSU Program") and performance-based awards under the LTCP's long-term incentive plan ("LTIP"). Twenty-five percent (25%) of the 2012 LTCP award was awarded under the RSU Program and the other 75% was awarded under the LTIP. The RSUs will vest on the third anniversary of the grant date. The performance awards granted in 2012 will be earned based on free cash flow performance over a three-year period (January 1, 2012 through December 31, 2014, Cycle 7). Additionally, the compensation committee determined that the company met its free cash flow target for the completed January 1, 2010 through December 31, 2012 performance cycle (Cycle 5) resulting in a payout of 100% of LTIP target (see "Long-Term Compensation" below for a description of the LTCP).

Other Awards: Mr. Brezski and Ms. Lau each received a discretionary grant of 3,000 time-based RSUs upon their respective promotions to Chief Financial Officer and Executive Vice President, General Counsel and Secretary. These special time-based RSU awards were not part of a regular ongoing program, but such awards are typical in connection with promotion into the executive ranks of the company. In addition, Ms. Lau received a discretionary grant of 1,000 time-based RSUs for retention purposes in 2012.

Good Governance Practices and Policies:

The company strives to maintain good governance practices for the compensation of our NEOs. Such practices include:

- *No Excise Tax Gross-Ups:* New employment contracts entered into in 2012 and revised employment contracts entered into in 2013 do not contain excise tax gross-up provisions. Excise tax gross-up provisions have been eliminated from all NEO/executive employment contracts.
- *Double-Trigger Change-in-Control Provisions:* New employment contracts entered into in 2012 and revised employment contracts entered into in 2013 contain double-trigger severance payout provisions (i.e., an executive must be terminated in connection with the change in control to receive any severance). Single-trigger severance provisions have been eliminated from all NEO/executive employment contracts.
- *Stock Ownership Guidelines:* Target stock ownership levels are set for the chief executive officer at five times base salary and for the other NEOs at two to three times the respective officer's individual salary. Each NEO has met or is otherwise in compliance with the applicable stock ownership requirements.
- *Minimal Perquisites:* The company provides minimal perquisites to NEOs.
- *No Defined Benefit Pension Plan or Supplemental Executive Retirement Plan:* The company does not maintain any defined benefit retirement arrangements or supplemental executive retirement plans for NEOs.
- *Independent Consultant Benchmarking:* The compensation committee works with an outside independent consultant in annually assessing executive compensation programs.
- *Anti-Hedging Policy:* No NEO may enter into any hedge of InterDigital stock.
- *Risk Mitigation:* Compensation programs are reviewed with the compensation consultant on an annual basis to ensure plans do not create incentives that would put the company at excessive risk.
- *Balanced Compensation Programs:* Compensation programs are balanced to create a focus on short- and long-term results through a mix of fixed and variable pay.
- *Annual Incentives Are Capped:* Effective 2013, the company's overall bonus pool is limited to two times the target amount, even in the event that performance would exceed the ranges established at the beginning of the year.

Results from 2012 Shareholder Advisory Vote on Executive Compensation

At the 2012 annual meeting of shareholders, we held an advisory vote to approve executive compensation, commonly known as "say on pay." Approximately 82% of the votes cast approved the compensation of the company's named executive officers as disclosed in our 2012 proxy statement. Although the vote was advisory, the compensation committee considered the voting results in evaluating our executive compensation programs for 2013.

Pay for Performance

Our executive compensation programs are intended to align our executive officers' interests with those of our stockholders by rewarding performance that meets or exceeds the goals established by the compensation committee. These goals are established with the objective of improving the company's performance and increasing stockholder value. Our NEOs' total compensation is comprised of a mix of base salary, annual cash incentive (STIP), and long-term incentive compensation (LTCP and other equity awards). Consistent with our compensation philosophy, the actual compensation received by our NEOs will vary based on individual and corporate performance measured against annual and long-term performance goals. Additionally, because a large percentage of our NEOs' pay is comprised of equity awards, the value of their pay increases and decreases with changes in our stock price. For 2012, approximately 70% of our CEO's target compensation and close to 60% of the target compensation of our other NEOs (not including Mr. Lemmo and Ms. Point) was at risk and dependent upon the company's performance.

William Merritt, CEO
2012 Target Pay Mix


Fixed
(Salary)
30%
Short-
Term
Variable
24%

Other NEO
2012 Target Pay Mix


Fixed
(Salary)
42%
Short-
Term
Variable
21%

Compensation Objectives and Philosophy

The compensation and benefits provided to the company's executives have as their primary purpose the attraction, retention and motivation of talented individuals who will drive the successful execution of the company's strategic plan. Specifically, we:

- Attract talented leaders to serve as executive officers of the company by setting executive compensation amounts and program targets at competitive levels for comparable roles in the marketplace;
- Retain our executives by providing a balanced mix of current and long-term compensation; and
- Motivate our executives by "paying for performance," or rewarding individual performance and the accomplishment of corporate goals, as determined by the compensation committee, through the use of performance-based compensation.

Elements of Compensation

The elements of our executive compensation reflect a mix of current and long-term, cash and equity and time- and performance-based compensation. For 2012, the material elements of each executive's compensation included:

- Base salary;
- STIP award, paid in cash; and
- LTCP awards, which include time-based RSUs and a performance-based award.

<u>Factors Considered in Setting Compensation Amounts and Targets</u>

In establishing compensation amounts and program targets for executives, the compensation committee seeks to provide compensation that is competitive in light of current market conditions and industry practices. Accordingly, the compensation committee annually reviews market data which is comprised of proxy-disclosed data from peer companies and information from nationally recognized published surveys for general and high-technology industry, adjusted for size. The market data helps the committee gain perspective on the compensation levels and practices at the peer companies and to assess the relative competitiveness of the compensation paid to the company's executives. The market data thus guides the compensation committee in its efforts to set executive compensation levels and program targets at competitive levels for comparable roles in the marketplace. The compensation committee then takes into account other factors, such as the importance of each executive officer's role to the company, individual expertise, experience, and performance, retention concerns and relevant compensation trends in the marketplace, in making its final compensation determinations. The compensation committee's general practice is to position the company's target compensation amounts and opportunities at or near the market median while considering other relevant factors, as discussed above, in order to attract and retain talented leaders to serve as executives of the company.

For 2012, the compensation committee engaged Hay Group to assist it with the process of identifying peer group companies and gathering information on its executive compensation levels and practices. After conducting a market review, in December 2011, Hay Group presented a report to the compensation committee that included a revised peer group and publicly available information about the levels and targets for base salary, short-term incentive compensation, long-term incentive compensation and overall compensation for comparable executive-level positions at such peer group companies. The compensation committee reviewed this data, in conjunction with other factors, in connection with its compensation decisions for 2012. The companies comprising the peer group, and their 2012 revenue and year-end market capitalization, were:

	FY 2012 Revenue ($M)	FYE 2012 Market Value ($M)
Acacia Research Corporation	251	1,278
ARM Holdings plc	938	17,367
Dolby Laboratories, Inc.	926	1,559
Immersion Corporation	32	187
Mosaid Technologies(1)	N/A	N/A
Nuance Communications, Inc.	1,652	7,663
Rambus Inc.	234	540
Rovi Corporation	651	1,596
RPX Corporation	198	460
Silicon Image, Inc.	252	408
Synaptics Incorporated	548	964
Tessera Technologies, Inc.	234	859
InterDigital, Inc.	**663**	**1,683**
InterDigital Rank	*70%*	*80%*

(1) Mosaid Technologies was acquired in 2012.

Role of Executive Officers in Determining Executive Compensation

The compensation committee determines the composition, structure and amount of all executive officer compensation and has final authority with respect to these compensation decisions. As part of the annual performance and compensation review for executive officers other than the chief executive officer, the committee considers the chief executive officer's assessment of the other executive officers' individual performances, including the identification of major individual accomplishments and any other recommendations of the chief executive officer with respect to their compensation. The chief executive officer also reports to the compensation committee on the company's achievement of objectively measurable goals established under performance-based programs and provides his assessment of the company's performance with respect to subjectively measured goals.

Role and Independence of Advisors

The compensation committee used Hay Group, an independent compensation consultant, to assist in developing and implementing the company's 2012 executive compensation program. The compensation committee is responsible for selecting the consultant, negotiating the fees that are paid and determining the scope of the engagement. The compensation committee retained the compensation consultant to advise it and the rest of the board, as applicable, on matters related to the 2012 compensation of the company's executive officers. The Hay Group provided the committee with advice only on executive compensation matters and the committee determined that the Hay Group's work for the committee did not present any conflicts of interest.

Current Compensation

Base Salary

Base salary is the fixed element of an executive's current cash compensation, which the company chooses to pay because it affords each executive the baseline financial security necessary for the executive to focus on his or her day-to-day responsibilities. Base salaries for the executives are set at competitive levels to attract and retain highly qualified and talented leaders. The compensation committee reviews and approves base salaries for the executives annually and generally considers factors such as competitiveness with the market and peer group data, the executive's performance during the prior year, the importance of each executive's role to the company and any change in the scope of the executive's responsibilities within the company.

2012 salary adjustments for our NEOs were based on consideration of each NEO's position, scope of responsibility and importance to the company and his or her performance during 2011, as well as a review of the market data and a comparison of each NEO's total compensation against that of the other executive officers. Mr. Merritt's and Mr. Lemmo's base salaries remained flat from 2011 to 2012 because the market data showed that their salaries were within the median range for their respective positions. Mr. McQuilkin and Ms. Point received a salary increase of 3% and 2%, respectively, consistent with the company's salary increases for employees generally. Mr. Shay, who oversees the company's patent licensing business, received an increase of 10% in recognition of the importance of his role within the company and his scope of responsibility. Mr. Nolan, who is responsible for the company's research and development activities, received a salary increase of 7.5% to keep him close to the median for his position in the market and in recognition of the importance of his role within the company and his scope of responsibility. In the beginning of 2012, Mr. Brezski's salary was adjusted by 5% to bring him toward the median for his position, as Chief Accounting Officer, in the market and in recognition of the importance of his role within the company, and in May 2012, he received a further salary increase of 28% (from $215,200 to $275,000) in recognition of his promotion to Chief Financial Officer. In the beginning of 2012, Ms. Lau's salary was increased by 2% consistent with the company's salary increases for employees generally, and in October 2012, she received a further increase of 41% (from $184,300 to $260,000) in recognition of her promotion to Executive Vice President, General Counsel and Secretary.

Short-Term Incentive Plan

The STIP is designed to reward the achievement of corporate goals and the individual accomplishments of the executives during each fiscal year. 75% of a STIP award paid to an executive is based on the achievement of corporate goals, and the remaining 25% is based on the individual performance of the executive. The targeted STIP award for each of the company's executives is set as a percentage of annual base salary. For 2012, the targets were 80% of salary for Mr. Merritt, 55% of salary for Messrs. McQuilkin and Shay and 45% of salary for Ms. Lau, Ms. Point and Messrs. Brezski, Lemmo and Nolan. These target percentages were set at or near the median of the market data and are also intended to reflect the importance of each executive's role to the company.

For 2012, the goals established by the compensation committee under the STIP involved generating patent sales and recurring patent licensing revenue, engaging new customers or strategic partners to generate additional revenue and further the development of new wireless technologies, enhancing the company's intellectual property portfolio, limiting cash spending, protecting the company's business model, improving the company's brand and furthering corporate development. The specific goals, and the relative weights assigned to each, were as follows:

2012 STIP Performance Goal	Description	Target Weight
Objectively Measurable Goals:		**50%**
Revenue	Generate a specified dollar amount of normalized cash receipts	*20%*
Exit Revenue	Exit 2012 with confident expectation to generate a specified dollar amount of normalized cash receipts in 2013	*15%*
Customer/partner engagement for new technology development	Sign a specified number of meaningful joint research and development or licensing arrangements for new wireless technologies and to generate additional revenue	*5%*
IPR creation	Generate or identify certain numbers of patented or patentable contributions and gain acceptance of such inventions into approved and proposed wireless standards	*5%*
Cash spending	Excluding certain specified costs, hold cash spending below specified dollar amount	*5%*
Subjectively Measured Goals:		**50%**
Business model protection	Maintain active and effective lobbying effort regarding patent reform	*5%*
Branding	Implement comprehensive program to further improve the company's brand	*10%*
Corporate Development	Build deep pipeline of corporate development transactions and close on a certain number of transactions	*10%*
Compensation committee discretion	At the compensation committee's sole discretion after considering the company's overall performance during 2012	*25%*
TOTAL		**100%**

The annual corporate goals are generally structured to challenge and motivate executives, so that reasonable "stretch" performances would collectively yield a payout at or about 100% of target. Actual payout may range from 0% to 200% of the targeted amount for such portion. At the end of 2012, the chief executive officer reported to the compensation committee on the company's achievement of the objectively measurable goals and provided his assessment of the company's performance with respect to the subjectively measured goals for the year. The company's results with respect to the following goals were at or above target: revenue and exit revenue, IPR creation, cash spending, business model protection, branding and corporate development, but the results with respect to the customer/partner engagement for new technology development were below target. Following consideration of the performance results, the compensation committee, exercising its discretion, determined that the company achieved, in the aggregate, 115% of the 2012 annual corporate goals.

In determining the STIP award to the chief executive officer for 2012, the compensation committee considered the recommendation of the chairman of the board, who is the primary liaison between the chief executive officer and the full board of directors, and reviewed the individual performance of the chief executive officer in 2012. For the other NEOs, the compensation committee reviewed the performance assessments provided by the chief executive officer and also considered its own direct interactions with each NEO. As noted above, 75% of a STIP award paid to a NEO is based on the achievement of corporate goals, and the remaining

25% is based on individual performance. The STIP awards for 2012 paid to the NEOs in 2013 were entirely in cash. The Grants of Plan-Based Awards Table below reports the target and maximum potential bonus amounts for each NEO for 2012 under the STIP, and the Summary Compensation Table below reports the amounts actually earned by the NEOs for 2012 under the STIP.

Long-Term Compensation

The LTCP, which consists of both time-based restricted stock awards and performance-based compensation (in the form of cash or equity), is designed to enhance retention efforts by incentivizing executives to remain with the company to drive the company's long-term strategic plan. The performance-based components of the LTCP also motivate manager-level participants, including executives, by rewarding the accomplishment of long-term corporate goals, as determined by the compensation committee.

The LTCP generally consists of overlapping three-year cycles that start on January 1st of each year. The following chart illustrates the periods of each cycle that has commenced on or after January 1, 2010 under the LTCP:

	2010	2011	2012	2013	2014
Cycle 5 (2010-2012)					
Cycle 6 (2011-2013)					
Cycle 7 (2012-2014)					

In late 2010, the compensation committee approved certain changes to the structure of the LTCP in order to provide the compensation committee with flexibility to adapt to changing market compensation practices and minimize the erratic accounting expense patterns for the company that resulted from the previous structure. Effective beginning with the 2010-2012 cycle, all manager-level LTCP participants, including executives, receive a portion of their LTCP participation in the form of time-based RSUs. The remainder of their LTCP participation consists of performance-based awards granted under the LTIP component of the LTCP, as more fully described below. The LTIP goal is designed to challenge and motivate management to achieve a result that yields a payout at or about 100% of target for the LTIP component of the LTCP. 100% achievement of the corporate goal results in a 100% payout of the associated target amounts. 100% achievement of the corporate goal established for the LTIP results in a 100% payout of the associated target amounts. For each 1% change above or below 100% achievement, the actual award amount is adjusted by 2.5 percentage points, with a threshold payout of 50% of target and a maximum payout of 200% of target. Accordingly, for performance that falls below 80% achievement, no performance-based award would vest.

Each LTCP participant's target award for each cycle is established as a percentage of his or her base salary. Participants may earn a pro-rata portion of their awards under the LTCP in the event of death, disability or retirement or if the company terminates their employment without cause. Participants also may earn their full awards in the event of a change in control of the company, as defined under the LTCP.

Cycle 7 (2012-2014)

For the cycle that began on January 1, 2012 and runs through December 31, 2014 ("Cycle 7"), each NEO received 25% of his or her LTCP target in the form of time-based RSUs that vest in full on the third anniversary of the grant date, or at the end of the cycle. Unvested time-based RSUs accrue dividend equivalents, which are paid in the form of additional shares of stock at the time, and only to the extent, that the awards vest. The remaining 75% of his or her LTCP target consists of an LTIP award paid based on the company's achievement during the cycle of a pre-approved goal established by the compensation committee. On January 18, 2013, such LTIP awards were converted into performance-based RSUs, thereby tying the value of the award more closely to the stock price and thus enhancing the alignment of our NEOs' interests with those of our stockholders. The pre-approved goal established by the compensation committee at the start of the cycle remained unchanged.

The percentages of January 1, 2012 base salaries used to calculate the LTCP awards to the NEOs under Cycle 7 were as follows. Such percentages are intended to reflect the relative influence and importance of each NEO's role within the company.

NEO	Percentage of Base Salary
William J. Merritt	150%
Richard J. Brezski	75%*
Scott A. McQuilkin	100%
Jannie K. Lau	45%*
Mark A. Lemmo	90%
James J. Nolan	90%
Janet M. Point	90%
Lawrence F. Shay	100%

* Mr. Brezski was promoted to Chief Financial Officer in May, 2012. Because the promotion occurred during the first six months of the first year of Cycle 7, pursuant to the terms of the LTCP, his participation rate was increased for the remaining portion of Cycle 7. As a result, his target LTCP award for Cycle 7 is 50% of his original base salary of $215,200 for the first four months of the cycle and 80% of his new base salary of $275,000 for the remaining portion of the cycle, resulting in a total target payout of approximately 75% of his new base salary. Ms. Lau was promoted to Executive Vice President, General Counsel and Secretary in October, 2012. Because the promotion did not occur during the first six months of the first year of Cycle 7, pursuant to the terms of the LTCP, her participation rate for the remaining portion of Cycle 7 did not change.

The objectives underlying the goal established for the LTIP under Cycle 7 are to drive the company's strategic plan and complement the annual STIP performance goals for each of the three years covered by the cycle. The goal associated with Cycle 7 is to generate a specified amount of free cash flow over the period of the cycle.

Cycle 6 (2011-2013)

For the cycle that began on January 1, 2011 and runs through December 31, 2013 ("Cycle 6"), the LTCP award structure was the same as the Cycle 7 awards described above (i.e., 25% time-based RSUs and 75% LTIP). On January 18, 2013, such LTIP awards were converted into performance-based RSUs that vest at the end of the cycle, thereby tying the value of the award more closely to the stock price and thus enhancing the alignment of our NEOs' interests with those of our stockholders. The pre-approved goal established by the compensation committee at the start of the cycle remained unchanged. The percentages of January 1, 2011 base salaries used to calculate the LTCP awards to the NEOs under Cycle 6 were as follows:

NEO	Percentage of Base Salary
William J. Merritt	125%
Richard J. Brezski	50%
Scott A. McQuilkin	100%
Jannie K. Lau	45%
Mark A. Lemmo	90%
James J. Nolan	90%
Janet M. Point	90%
Lawrence F. Shay	100%

As with Cycle 7, the goal associated with Cycle 6 is to generate a specified amount of free cash flow over the period of the cycle.

Cycle 5 (2010-2012)

For the cycle that began on January 1, 2010 and ran through December 31, 2012 ("Cycle 5"), the LTCP award structure was the same as the awards for Cycles 6 and 7 as described above (i.e., 25% time-based RSUs and 75% LTIP).

The percentages of January 1, 2010 base salaries used to calculate the LTCP awards to the NEOs under Cycle 5 were as follows:

NEO	Percentage of Base Salary
William J. Merritt	120%
Richard J. Brezski	50%
Scott A. McQuilkin	100%
Jannie K. Lau	45%
Mark A. Lemmo	90%
James J. Nolan	90%
Janet M. Point	90%
Lawrence F. Shay	100%

As with Cycles 6 and 7, the goal associated with Cycle 5 was to generate a specified amount of free cash flow over the period of the cycle. After reviewing the company's progress toward this goal as of December 31, 2012, the compensation committee, exercising its discretion, determined the company's goal achievement under Cycle 5 to be 100% and authorized payouts of the LTIP awards at the 100% level, as the company's results with respect to the cash flow goal was at target performance.

Grant Practices

Through 2012, RSU awards under the LTCP have typically been granted on the first day of each cycle or, if the participant joined the company during the first two years of a cycle or was promoted during the first six months of a cycle, his or her date of hire or promotion, respectively. The terms and conditions of the LTCP provide that RSU grant values are calculated as a target percentage of the participant's base salary at either the beginning of the cycle or the date of hire or promotion, as applicable. This amount is then divided by the fair market value of the company's common stock on the grant date to determine the number of RSUs to be granted. For example, if a participant's total target LTCP award value is equal to 90% of his or her base salary of $250,000 (i.e., $225,000), and 25% of that target award (i.e., $56,250) is in the form of time-based RSUs, and the closing fair market value of our common stock on the grant date is $30, the participant would automatically be granted 1,875 RSUs. The compensation committee believes that the procedures described above provide assurance that the grant timing does not take advantage of material nonpublic information.

From time to time, the compensation committee may, in its sole discretion, grant additional equity awards to executives, including the NEOs, outside of the LTCP and the other compensation programs described above. In approving such awards, the compensation committee may consider the specific circumstances of the grantee, including, but not limited to, promotion, expansion of responsibilities, exceptional achievement recognition and retention concerns. In 2012, the compensation committee granted an award of 3,000 time-based RSUs to each of Mr. Brezski and Ms. Lau in recognition of their respective promotions to Chief Financial Officer and Executive Vice President, General Counsel and Secretary. Also in 2012, Ms. Lau received a grant of 1,000 time-based RSUs for retention purposes.

Impact of Tax Treatment

Section 162(m) of the Internal Revenue Code (the "Code") generally limits the company's tax deduction for compensation paid to its chief executive officer and other NEOs (other than the chief financial officer) to $1 million per person in any tax year. Qualified performance-based compensation is not subject to the deduction limit if specified requirements are met. The compensation committee has considered the effects of Section 162(m) when implementing compensation plans and taken into account whether preserving the tax deductibility of compensation paid to NEOs could impair the operation and effectiveness of the company's compensation programs. The compensation committee's intent is to maximize the tax deductibility; however, it believes it is important to maintain flexibility to make adjustments, if necessary. Therefore, under certain circumstances, certain amounts paid to executives in excess of $1 million may not be deductible.

Stock Ownership Guidelines

To align further the interests of our executives with those of our shareholders, the company has established executive stock ownership guidelines. The chief executive officer's target ownership level is an amount of company common stock with a value of at least five times his current annual base salary. The other NEOs, with the exception of Mr. Lemmo and Ms. Point (who are no longer with the company), are expected to own company stock with a value of at least a multiple of two (Ms. Lau and Messrs. Brezski and Nolan) or three (Messrs. McQuilkin and Shay) times their current annual base salary. Qualifying stock includes shares of common stock held outright or through the company's 401(k) Plan, restricted stock and, on a pre-tax basis, unvested time-based RSUs. Any executive who has not reached or fails to maintain his or her target ownership level must retain at least 50% of any after-tax shares derived from vested RSUs or exercised options until his or her guideline is met. An executive may not make any disposition of shares that results in his or her holdings falling below the target level without the express approval of the compensation committee. As of March 31, 2013, all of the NEOs are in compliance with this policy, and all except Mr. Brezski and Ms. Lau (who just recently became subject to these guidelines with their promotions to Chief Financial Officer in May, 2012 and Executive Vice President, General Counsel and Secretary in October 2012, respectively) had reached their target ownership levels.

Prohibition Against Hedging

The company's insider trading policy prohibits directors, officers, employees and consultants of the company from engaging in any hedging transactions involving company stock.

Clawbacks

While the company does not currently maintain a recoupment, or claw-back, policy beyond the requirements of Section 304 of Sarbanes-Oxley Act of 2002, the company plans to implement a claw-back policy as required to fully comply with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act once final rules are adopted by the SEC and NASDAQ.

Actions Taken in 2013

Employment Agreements

In March, 2013, the company entered into amended and restated employment agreements with each of the NEOs who had existing employment agreements and a new employment agreements with the one NEO who previously did not have an employment agreement (each of which we refer to as an "Employment Agreement," and collectively as the "Employment Agreements") that provide severance payments and benefits upon certain qualifying terminations of employment, including upon termination of the NEO's employment by the company without "Cause" or by the executive for "Good Reason," and providing for enhanced payments and benefits if such termination occurs on or within one year after a "Change in Control" of the company, each as defined in the applicable Employment Agreement. The material provisions regarding the Employment Agreements and the provisions governing these termination scenarios are described below. As Mr. Lemmo and Ms. Point retired in 2012, they were not among the NEOs who received a new agreement and, accordingly, references to our NEOs in this discussion of Employment Agreements do not include Mr. Lemmo or Ms. Point.

Among other modifications to the existing agreements, the revisions: (1) removed the Code Section 280G excise tax gross-up; (2) changed the employment term from indefinite to an initial term of two years; (3) updated the 2013 salary, targeted STIP and targeted LTCP awards for each of our NEOs, (4) removed the ability to receive severance upon resignation for any reason following a Change in Control (i.e., a "single-trigger" payment); and (5) updated the payments and benefits provided to NEOs upon certain qualifying terminations of employment, including those occurring on or within one year following a Change in Control.

Term of Employment

Each Employment Agreement with our NEOs provides for an initial employment term of two years, which term will automatically renew for additional successive one-year periods (unless either party provides notice of non-renewal at least 90 days before the expiration of the term (as extended by any renewal period). In the event that a Change in Control occurs at any time during the term, then the term shall extend for an additional year and 90 days from the date of the Change in Control, provided such extension serves to lengthen the term that would otherwise have been in place. Prior to the revision, the employment agreements provided for an indefinite term of employment.

Base Salary, Short-Term and Long-Term Compensation

Each of our NEO's Employment Agreements continues to provide for an initial annual base salary, and targeted awards under the STIP and LTCP, in each case, on terms and conditions no less favorable than those provided generally to the other similarly situated executives of the company.

Termination Unrelated to a Change in Control

The Employment Agreements provide that if the NEO's employment is terminated by the company without "Cause" or if the NEO resigns for "Good Reason," and subject to the separation agreement, as described in the applicable Employment Agreement, becoming effective and irrevocable in accordance with its terms, each NEO will be entitled to:

(i) a severance payment equivalent to (a) for Mr. Merritt, two and a half times the base salary then in effect on the date of termination and (b) for the other NEOs, one and a half times the base salary then in effect on the date of termination, in each case, paid over a period of eighteen months;

(ii) health coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA") paid by the company, covering a period of eighteen months for Mr. Merritt and twelve months for the other NEOs; and

(iii) outplacement services in an amount not to exceed $10,000, the expense for which will be paid by the company directly to the entity providing such services.

All outstanding equity awards are to be treated in accordance with the documentation governing such awards.

Termination Following a Change in Control

The Employment Agreements provide that if the NEO's employment is terminated by the company other than for Cause or the NEO resigns for Good Reason, in each case, on or within one year following a "Change in Control" each NEO will be entitled to:

(i) a severance payment equivalent to (a) for Messrs. Merritt, Shay and McQuilkin, two times the sum of the base salary and the target bonus under the STIP then in effect on the date of termination and (b) for Ms. Lau and Messrs. Brezski and Nolan, two times the base salary then in effect on the date of termination and one times the target bonus under the STIP then in effect on the date of termination, in each case, paid in a lump sum;

(ii) an amount equal to the cost of continued health coverage under COBRA for twenty-four months paid in a lump sum; and

(iii) outplacement services in an amount not to exceed $10,000, the expense for which will be paid by the company directly to the entity providing such services.

All outstanding equity awards are to be treated in accordance with the documentation governing such awards. Effective beginning with awards made in 2013, the vesting of awards will generally be accelerated only upon a qualifying termination of employment that occurs on or within a specified time after a Change in Control.

Section 280G of the Internal Revenue Code

In the event that the payments made to each NEO upon termination constitute "parachute payments" pursuant to Section 280G of the Code, the Employment Agreements provide that either (i) the payments will be reduced to such lesser amount that would result in no amount being subject to excise tax or (ii) the payments will be made in full, whichever produces the larger after-tax net benefit to the NEO. The Employment Agreements do not provide for an excise tax "gross-up." The prior employment agreements for three of the NEOs included a Code Section 280G excise tax gross-up provision.

Restrictive Covenants.

The Employment Agreements subject the NEOs to restrictive covenants related to non-competition and non-solicitation (i) for a period of (a) one year for Mr. Merritt following termination of employment by the company for any reason or resignation by the NEO for any reason, and (b) for a period up to a maximum of one year for all other NEOs, depending on the nature of termination and whether the company pays severance to the NEO following termination; or (ii) two years following termination of employment by the company without Cause or resignation by the NEO for Good Reason, in each case, on or within twelve months after a Change in Control.

Compensation-Related Risk Assessment

We have assessed our employee compensation policies and practices and determined that any risks arising from our compensation policies and practices are not reasonably likely to have a material adverse effect on the company. In reaching this conclusion, the compensation committee considered all components of our compensation program and assessed any associated risks. The compensation committee also considered the various strategies and measures employed by the company that mitigate such risk, including: (i) the overall balance achieved through our use of a mix of cash and equity, annual and long-term incentives and time- and performance-based compensation; (ii) our use of multi-year vesting periods for equity grants; (iii) limits on the maximum goal achievement levels and overall payout amounts under the STIP and LTIP awards; (iv) the company's adoption of and adherence to various compliance programs, including a code of ethics, a contract review and approval process and signature authority policy and a system of internal controls and procedures; and (v) the oversight exercised by the compensation committee over the performance metrics and results under the STIP and the LTCP. In addition, compensation programs are reviewed with the compensation consultant on an annual basis to ensure plans do not create incentives that would put the company at excessive risk. Based on the assessment described above, the compensation committee concluded that any risks associated with our compensation policies and practices were not reasonably likely to have a material adverse effect on the company.

Summary Compensation Table

The following table contains information concerning compensation awarded to, earned by or paid to our NEOs in the last three years (unless 2012 is the first year for which an executive officer has been deemed an NEO, in which case the table only contains such information for 2012). Our NEOs include: (i) William J. Merritt, our chief executive officer, (ii) Richard J. Brezski, our chief financial officer, (iii) Scott A. McQuilkin, who served as chief financial officer during part of 2012, (iv) Jannie K. Lau, James J. Nolan and Lawrence F. Shay, who are our three other most highly compensated executive officers in 2012 who were serving as executive officers of the company at December 31, 2012 and (v) Mark A. Lemmo and Janet M. Point, who are each former executive officers who would have been among the three other most highly compensated executive officers in 2012 but for the fact that they were no longer serving as executive officers of the company at December 31, 2012. Additional information regarding the items reflected in each column follows the table.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(5)(6)	Non-Equity Incentive Plan Compensation ($)(7)	All Other Compensation ($)(8)	Total ($)
William J. Merritt	2012	550,000	206,260	1,110,000	8,190	1,874,450
President and Chief Executive Officer	2011	550,000	171,890	469,700	8,040	1,199,630
	2010	500,000	175,720	926,500	8,040	1,610,260
Richard J. Brezski(1)	2012	253,721	132,885	212,988	7,800	607,394
Chief Financial Officer						
Scott A. McQuilkin(2)	2012	332,600	83,132	470,721	8,790	895,243
Former Chief Financial Officer,	2011	322,900	80,740	158,504	8,640	570,784
Current Senior Executive Vice	2010	307,500	266,268	366,894	8,640	949,302
President, Innovation						
Jannie K. Lau(3)	2012	198,472	168,059	168,471	6,459	541,461
Executive Vice President,						
General Counsel and Secretary						
James J. Nolan	2012	302,900	68,143	331,684	8,190	711,097
Executive Vice President,	2011	281,700	63,376	117,891	8,040	471,007
Research & Development	2010	267,000	211,795	293,118	8,040	779,953
Lawrence F. Shay	2012	387,000	96,769	526,041	8,190	1,018,000
Executive Vice President,	2011	351,900	87,985	175,159	8,040	623,084
Intellectual Property, and	2010	328,900	233,944	458,533	8,040	1,029,417
Chief Intellectual Property Counsel						
Mark A. Lemmo(4)	2012	309,446	76,492	—	904,302	1,290,240
Retired Executive Vice President,	2011	322,900	72,662	124,235	7,293	527,090
Corporate Development	2010	316,500	96,934	373,162	8,040	794,636
Janet M. Point(4)	2012	182,579	59,599	—	608,249	850,427
Retired Executive Vice President,						
Investor Relations						

(1) Mr. Brezski was promoted to the position of Chief Financial Officer in May 2012, and he was not among the company's NEOs in 2010 or 2011.

(2) Mr. McQuilkin served as Chief Financial Officer of the company from 2007 until his appointment to the position of Senior Executive Vice President in May 2012.

(3) Ms. Lau was promoted to the position of Executive Vice President, General Counsel and Secretary in October 2012, and she was not among the company's NEOs in 2010 or 2011.

(4) Mr. Lemmo and Ms. Point retired from employment with the company as of December 15, 2012 and October 26, 2012, respectively, through participation in the company's Designated Employee Incentive

Separation Pay Plan, a voluntary early retirement plan (the "VERP"), which is described below under "Payments Upon Retirement Pursuant to VERP for Mr. Lemmo and Ms. Point." Pursuant to the terms of the VERP, Mr. Lemmo and Ms. Point received incentive severance compensation and other benefits, the components of which are detailed in footnote 8 below. Ms. Point was not among the company's NEOs in 2010 or 2011.

(5) Amounts reported reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 (disregarding for this purpose the effect of forfeitures) for RSU awards granted during the designated fiscal year. The assumptions used in valuing these awards are incorporated by reference to Notes 2 and 10 to our audited financial statements included in our annual report on Form 10-K for the year ended December 31, 2012. Under generally accepted accounting principles, compensation expense with respect to stock awards granted to our employees and directors is generally equal to the grant date fair value of the awards and is recognized over the vesting periods applicable to the awards.

(6) Amounts reported for 2012 for Mr. Lemmo and Ms. Point also include the grant date fair value of the number of time-based RSU awards under the LTCP that vested pursuant to the terms of the VERP but would not have vested had the NEO retired outside of the VERP. The grant date fair value of these RSUs was determined in accordance with FASB ASC Topic 718. If Mr. Lemmo and Ms. Point had qualified for and retired pursuant to the company's standard retirement policy, they each would have received a pro-rata vesting of their time-based RSU awards through the date of their retirement (December 15, 2012 for Mr. Lemmo and October 26, 2012 for Ms. Point). However, under the terms of the VERP, they each received a pro-rata vesting of such awards through December 31, 2012, resulting in the vesting of 100 additional shares with a grant date fair value of $3,817 for Mr. Lemmo (44 shares under Cycle 5, 32 shares under Cycle 6 and 24 shares under Cycle 7) and 259 shares with a grant date fair value of $9,886 for Ms. Point (120 shares under Cycle 5, 71 shares under Cycle 6 and 69 shares under Cycle 7).

(7) Amounts reported for fiscal 2012 include the value of bonuses earned under the company's STIP and cash payouts earned pursuant to Cycle 5 under the LTIP of the LTCP (which cycle began on January 1, 2010 and ran through December 31, 2012). Amounts reported for fiscal 2011 include the value of bonuses earned under the company's STIP. Amounts reported for fiscal 2010 include the value of bonuses earned under the company's STIP and payouts earned pursuant to Cash Cycle 3 under the LTCP (which cycle began on January 1, 2008 and ran through December 31, 2010).

(8) The following table details each component of the "All Other Compensation" column in the Summary Compensation Table for fiscal 2012:

NEO	401(k) Plan Matching Contributions ($)(a)	Life Insurance Premiums ($)(b)	VERP Salary Payments ($)(c)	VERP STIP Payments ($)(d)	VERP LTCP Cash Payments ($)(e)	VERP LTCP Equity Values ($)(f)	VERP Benefits Payments ($)(g)	PTO Payout ($)(h)	Total ($)
William J. Merritt	7,500	690	—	—	—	—	—	—	8,190
Richard J. Brezski	7,500	300	—	—	—	—	—	—	7,800
Scott A. McQuilkin	7,500	1,290	—	—	—	—	—	—	8,790
Jannie K. Lau	6,198	261	—	—	—	—	—	—	6,459
James J. Nolan	7,500	690	—	—	—	—	—	—	8,190
Lawrence F. Shay	7,500	690	—	—	—	—	—	—	8,190
Mark A. Lemmo	5,796	1,290	322,900	145,305	326,896	—	53,091	49,024	904,302
Janet M. Point	5,807	633	221,000	99,450	218,714	—	41,775	20,870	608,249

(a) Amounts represent company matching contributions to all employees, including the NEOs, on 50% of the first 6% of the employee's salary contributed to the company's Savings and Protection Plan, a tax-qualified retirement savings plan (the"401(k) Plan") in fiscal 2012, up to the maximum amount permitted by the Internal Revenue Service.

(b) Amounts represent premium amounts paid by the company for group term life insurance for the benefit of each NEO.

(c) Amounts represent a lump sum separation payment equal to the NEO's annual salary, paid pursuant to the terms of the VERP.

(d) Amounts represent a lump sum payout of the NEO's 2012 bonus under the STIP at 100% of target, paid pursuant to the terms of the VERP.

(e) Amounts represent cash payouts under the LTIP of the LTCP equal to 85% of the NEO's target payout level for Cycle 5 (which cycle began on January 1, 2010 and ran through December 31, 2012), 75% of his or her target payout level for Cycle 6 (which cycle began on January 1, 2011 and runs through December 31, 2013) (calculated on a pro-rata basis using a vesting date of December 31, 2012) and 50% of his or her target payout level for Cycle 7 (which cycle began on January 1, 2012 and runs through December 31, 2014) (calculated on a pro-rata basis using a vesting date of December 31, 2012). Such payouts were made pursuant to the terms of the VERP.

(f) The 2012 amounts for Mr. Lemmo and Ms. Point in the "Stock Awards" column of the Summary Compensation Table above include the value of time-based RSU awards under the LTCP that vested early pursuant to the terms of the VERP.

(g) Amounts represent a lump sum payout equal to the monthly contribution (as of September 20, 2012, the effective date of the VERP) that the company paid on the NEO's behalf for health insurance coverage (medical and dental) multiplied by 24, grossed-up, paid pursuant to the terms of the VERP.

(h) Amounts represent a lump sum payment for accrued but unused Paid Time Off days at the time of retirement, paid in accordance with company policy.

Grants of Plan-Based Awards in 2012

The following table summarizes the grants of cash awards under the STIP (STIP), LTIP awards (LTIP) and time-based RSU awards (TRSU) under Cycle 7 of the LTCP, and other time-based RSU awards (RSU) under the company's 2009 Stock Incentive Plan, each made to the NEOs during the year ended December 31, 2012. Each of these types of awards is discussed under "Current Compensation" in the Compensation Discussion and Analysis above.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards				
Name	Type of Award	Grant Date	Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units(#)	Grant Date Fair Value of Stock Awards ($)(1)
William J. Merritt	STIP(2)		—	440,000	825,000		
	LTIP(3)	1/1/2012	309,375	618,750	1,237,500		
	TRSU	1/1/2012				4,734	206,260
Richard J. Brezski	STIP(2)		—	114,174	214,077		
	LTIP(3)	1/1/2012	77,344	154,688	309,375		
	TRSU	1/1/2012				617	26,883
	TRSU(4)	5/9/2012				926	25,002
	RSU(5)	5/9/2012				3,000	81,000
Scott A. McQuilkin	STIP(2)		—	182,930	342,994		
	LTIP(3)	1/1/2012	124,725	249,450	498,900		
	TRSU	1/1/2012				1,908	83,132
Jannie K. Lau	STIP(2)		—	89,312	167,461		
	LTIP(3)	1/1/2012	31,101	62,201	124,402		
	TRSU	1/1/2012				476	20,739
	RSU(6)	6/15/2012				1,000	22,880
	RSU(5)	11/12/2012				3,000	124,440
James J. Nolan	STIP(2)		—	136,305	255,572		
	LTIP(3)	1/1/2012	102,229	204,458	408,915		
	TRSU	1/1/2012				1,564	68,143
Lawrence F. Shay	STIP(2)		—	212,850	399,094		
	LTIP(3)	1/1/2012	145,125	290,250	580,500		
	TRSU	1/1/2012				2,221	96,769
Mark A. Lemmo	STIP(2)		—	145,305	272,447		
	LTIP(3)	1/1/2012	108,979	217,958	435,915		
	TRSU	1/1/2012				1,668	72,675
Janet M. Point	STIP(2)		—	99,450	186,469		
	LTIP(3)	1/1/2012	74,588	149,175	298,350		
	TRSU	1/1/2012				1,141	49,713

(1) Grant date fair value of RSUs is determined in accordance with FASB ASC Topic 718. The TRSU awards granted in 2012 are scheduled to vest in full on January 1, 2015.

(2) Amounts reported represent the potential target and maximum bonuses the NEO could have earned pursuant to the STIP for fiscal 2012. These payments could have ranged from $0 to the maximum amount indicated. The STIP for fiscal 2012 did not provide for a threshold payment amount. For all NEOs except Mr. Lemmo and Ms. Point, the actual amount earned for fiscal 2012, which was paid in 2013 and is reported in the Summary Compensation Table above, was based on the company's achievement of the 2012 corporate goals established by the compensation committee in March 2012 and the individual performance of the NEO during 2012. Mr. Lemmo and Ms. Point were each paid their target STIP amount upon retirement pursuant to the terms of the VERP, and such amounts are reported in the "All Other Compensation" column in the Summary Compensation Table above.

(3) Amounts reported represent the potential threshold, target and maximum performance-based payments the NEO could earn pursuant to his or her LTIP award under Cycle 7 of the LTCP, which at the time of grant could have been paid out, at the compensation committee's sole discretion at the end of the cycle, in the form of cash, company common stock or any combination thereof. On January 18, 2013, such LTIP awards were converted into performance-based RSUs that vest at the end of the cycle depending on the company's achievement during the cycle period of the pre-approved goal established by the compensation committee. Pursuant to the terms of the VERP, Mr. Lemmo and Ms. Point each received a cash payout equal to 50% of their target payout level for Cycle 7 (calculated on a pro-rata basis using a vesting date of December 31, 2012).

(4) Amount reported represents an additional award of time-based RSUs granted pursuant to Cycle 7 under the LTCP, scheduled to vest in full on January 1, 2015. Because Mr. Brezski was promoted in the first half of the first year of the cycle, his participation in the cycle was increased pursuant to the terms of the LTCP.

(5) These awards constitute one-time discretionary grants in connection with a promotion. Each of these awards is scheduled to vest annually, in three equal installments, beginning on the grant date.

(6) This award constitutes a one-time discretionary grant for retention purposes, which is scheduled to vest on January 1, 2015.

Outstanding Equity Awards at 2012 Fiscal Year End

The following table sets forth information concerning unvested stock awards of the NEOs as of December 31, 2012. None of our NEOs had any outstanding option or outstanding equity incentive plan awards as of December 31, 2012. Mr. Lemmo and Ms. Point did not have any unexercised options, unvested stock or outstanding equity incentive plan awards as of December 31, 2012, because, as described below, all of their outstanding awards were either paid or cancelled pursuant to the terms of the VERP. Accordingly, the table below does not set forth any information with respect to Mr. Lemmo or Ms. Point.

		Stock Awards	
Name	**Grant Date**	**Number of Shares or Units of Stock That Have Not Vested (#)(1)**	**Value of Shares or Units of Stock That Have Not Vested ($)(2)**
William J. Merritt	11/01/10	4,830	198,487
	1/01/11	4,380	179,999
	1/01/12	4,984	204,828
Richard J. Brezski	11/01/10	785	32,267
	1/01/11	652	26,817
	1/01/12	649	26,696
	5/09/12(3)	2,093	86,030
	5/09/12(4)	969	39,832
Scott A. McQuilkin	11/01/10	2,475	101,729
	1/01/11	2,057	84,549
	1/01/12	2,009	82,554
Jannie K. Lau	11/01/10	634	26,075
	1/01/11	516	21,235
	1/01/12	501	20,595
	6/15/12(5)	1,046	43,015
	11/12/12(3)	2,080	85,476
James J. Nolan	11/01/10	1,934	79,491
	1/01/11	1,615	66,366
	1/01/12	1,646	67,670
Lawrence F. Shay	11/01/10	2,647	108,793
	1/01/11	2,242	92,136
	1/01/12	2,338	96,097

(1) Amounts reported represent awards of time-based RSUs (including dividend equivalents accrued). All awards made on November 1, 2010 are time-based RSUs granted pursuant to Cycle 5 under the LTCP and vested in full on January 1, 2013. All awards made on January 1, 2011 are time-based RSUs granted pursuant to Cycle 6 under the LTCP and are scheduled to vest in full on January 1, 2014. All awards made on January 1, 2012 are time-based RSUs granted pursuant to Cycle 7 under the LTCP and are scheduled to vest in full on January 1, 2015.

(2) Values reported were determined by multiplying the number of unvested time-based RSUs by $41.09, the closing price of our common stock on December 31, 2012, the last trading day in 2012 (plus cash in lieu of a fractional share).

(3) Amount reported represents a discretionary grant of time-based RSUs (including dividend equivalents accrued) awarded in connection with a promotion, which is scheduled to vest annually, in three equal installments, beginning on the grant date.

(4) Amount reported represents an additional award of time-based RSUs (including dividend equivalents accrued) granted pursuant to Cycle 7 under the LTCP, scheduled to vest in full on January 1, 2015. Because Mr. Brezski was promoted in the first half of the first year of the cycle, his participation in the cycle was increased pursuant to the terms of the LTCP.

(5) Award constitutes a discretionary grant of time-based RSUs (including dividend equivalents accrued) awarded for retention purposes, which is scheduled to vest on January 1, 2015.

Option Exercises and Stock Vested in 2012

The following table sets forth information, on an aggregated basis, concerning stock options exercised and stock awards vested during 2012 for the NEOs.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)(2)	Value Realized on Vesting ($)(3)
William J. Merritt	—	—	14,402	627,510
Richard J. Brezski	—	—	2,110	75,388
Jannie K. Lau	—	—	1,843	78,232
Scott A. McQuilkin	—	—	9,096	393,737
James J. Nolan	2,250	66,735	6,828	293,625
Lawrence F. Shay	—	—	8,956	386,317
Mark A. Lemmo(4)	—	—	10,791	476,021
Janet M. Point(5)	—	—	7,192	293,374

(1) Amount reported represents the total pre-tax value realized (number of shares exercised times the difference between the closing price of our common stock on the exercise date and the exercise price).

(2) Includes dividend equivalents accrued and paid out in additional shares of common stock upon the vesting of the underlying awards.

(3) Amounts reported represent the total pre-tax value realized upon the vesting of RSUs (number of shares vested times the closing price of our common stock on the vesting date) plus cash in lieu of a fractional share.

(4) Shares acquired on vesting amount includes Mr. Lemmo's time-based RSUs under Cycles 5, 6 and 7 of the LTCP, which vested early on a pro rata basis pursuant to the terms of the VERP.

(5) Shares acquired on vesting amount includes Ms. Point's time-based RSUs under Cycles 5, 6 and 7 of the LTCP, which vested early on a pro rata basis pursuant to the terms of the VERP.

Potential Payments upon Termination or Change in Control

Employment Agreements

At December 31, 2012, each of Messrs. Merritt, Brezski, McQuilkin, Nolan and Shay had an employment agreement with the company that provided severance pay and benefits, among other things, in certain events of termination of employment, as described below. Each of these NEOs (and Ms. Lau) entered into a new employment agreement with the company in March 2013, the material terms of which are described above in "Compensation Discussion and Analysis." However, because the following discussion discloses potential payments upon termination or change in control assuming that the triggering event took place on December 31, 2012, the references to the employment agreements below refer to the terms of the agreements that were in effect as of December 31, 2012.

Ms. Lau did not have an employment agreement with the company as of December 31, 2012. Any rights that she had to severance pay and benefits as of December 31, 2012 in connection with certain events of termination of employment were governed by the company's policies as applicable to other employees and are discussed below in connection with the relevant event.

Mr. Lemmo and Ms. Point retired from employment with the company in 2012 pursuant to the terms of the VERP, and therefore no payments would have been made to them upon a termination or change in control at December 31, 2012. The actual payments each of them received upon retirement are disclosed below under "Payments upon Retirement pursuant to VERP for Mr. Lemmo and Ms. Point."

Time-Based RSU, LTIP and STIP Awards

If on December 31, 2012 the NEO's employment terminated due to disability, death or retirement or the NEO was terminated by the company without cause (each as described below), the NEO would have been entitled to pro-rata vesting of all time-based RSUs, including time-based RSUs granted under the LTCP. For time-based RSUs, the pro-rated amount of RSUs will be determined by multiplying the full time-based award amount by a fraction equal to the portion of the vesting period that had transpired prior to the cessation of employment.

Pursuant to the terms of the LTCP in effect at the time the grants under Cycles 5, 6 and 7 were made, if the NEO's employment terminated for any reason during the first year of an LTCP cycle, the NEO forfeited eligibility to receive any LTIP payout, including, if applicable, all performance-based RSUs, under that cycle. If, however, the NEO's employment terminated during the second or third year of a cycle (and the NEO had been employed by the company for at least six months) in the event of disability, death, retirement or termination by the company without cause, the NEO would have been eligible to earn a pro-rata portion of the LTIP award, including, if applicable, any performance-based RSUs under that cycle. For LTIP awards, including performance-based RSUs, the pro-rated amount will be determined by multiplying the full award amount by a fraction equal to the portion of the vesting period that had transpired prior to the cessation of employment, but not until the LTCP cycle is completed and a determination has been made regarding actual performance against established goals.

Pursuant to the terms of the STIP, as in effect at December 31, 2012, which required an employee to be working actively at the time of the payout, the NEO generally would not have been eligible to receive a bonus under the plan because payments under the STIP are made after year end. However, Mr. Shay would have been entitled to receive an amount equal to 100% of his target bonus under the STIP in the event of his termination without cause or his resignation for any reason within one year following a change in control of the company, pursuant to his employment agreement in effect at December 31, 2012. Pursuant to the terms of his employment agreement in effect as of December 31, 2012, if the company terminated the employment of Mr. Brezski (except for cause) within one year following a change in control of the company, Mr. Brezski would have been entitled to receive an amount equal to 100% of his target bonus for the year in which the change in control of the company occurred. Mr. Merritt's employment agreement, as in effect at December 31, 2012, provided that he was entitled to receive additional severance equal to 50% of his target bonus under the STIP in the event of a termination for cause, due to absenteeism or voluntary resignation for good reason, payable in equal installments over the period of 18 months after the date of termination.

Pursuant to the terms of the LTCP and STIP, the NEO forfeits any rights under the LTCP and STIP if his or her employment terminates for cause.

Any rights that the NEOs had as of December 31, 2012 under these plans in connection with other termination scenarios are discussed below in connection with the relevant scenario.

Termination Scenarios

The following discussion of the various termination scenarios that would require us to pay severance and other benefits to the NEOs excludes Mr. Lemmo and Ms. Point due to their retirement from employment with the company in 2012. The actual payments each of them received upon retirement are disclosed below under "Payments upon Retirement pursuant to VERP for Mr. Lemmo and Ms. Point."

Unless different treatment is indicated below, please see "Time-Based RSU, LTCP and STIP Awards" above for the treatment of awards under the LCTP and STIP upon termination under each of the following termination scenarios.

Termination for Long-Term Disability

Pursuant to the terms of their employment agreements in effect as of December 31, 2012, the company could have terminated the employment of Messrs. Merritt, McQuilkin, Nolan or Shay in the event of his long-term disability (as that term is defined in our Long-term Disability Plan), such that he was not otherwise qualified to perform the essential functions of his job either with or without reasonable accommodation. In the event the NEO's employment had been terminated due to a long-term disability, the NEO would have been entitled to receive:

- All accrued but unpaid (as of the date of termination) base salary; and
- Other forms of compensation and bonus payable or provided in accordance with the terms of any then existing compensation, bonus or benefit plan or arrangement, including payments prescribed under any disability or life insurance plan or arrangement ("Other Compensation").

Mr. Merritt, pursuant to the terms of his employment agreement in effect at December 31, 2012, was also entitled to receive benefits that are provided to our similarly situated executive officers, including, without limitation, medical and dental coverage, optional 401(k) participation and expense reimbursement ("Benefits"). In addition, provided that Mr. Merritt executed our standard termination letter, which includes, among other things, a broad release of all claims against us and a reiteration of confidentiality and other post-termination obligations (a "Termination Letter"), he would have been entitled to receive, for a period of 18 months: (i) regular installments of his base salary at the rate in effect at the time of termination, reduced by the amount of payments received for this period pursuant to any Social Security entitlement or any long-term disability or any other employee benefit plan, policy or program maintained to provide benefits in the event of disability, in which he was entitled to participate at the time of termination, and (ii) medical and dental coverage on terms and conditions comparable to those most recently provided to him.

Termination Due to Retirement

The company's retirement eligibility age is 70. For purposes of determining eligibility, the company employs a formula that sums the employee's years of service and age. For each of the NEOs, successfully meeting this eligibility requirement and voluntarily retiring causes the vesting, on a pro-rata basis, of all otherwise unvested RSUs and, in the event the retirement occurs during the second or third year of an LTCP cycle, LTIP awards, as discussed above.

Termination by Death

In the event of the termination of a NEO's employment due to death, the company will pay to the NEO's executors, legal representatives or administrators an amount equal to the accrued but unpaid portion of the NEO's base salary, Benefits and Other Compensation up through the date on which he or she dies. The NEO's executors, legal representatives or administrators will be entitled to receive the payment prescribed under any death or disability benefits plan in which the NEO is a participant as our employee, and to exercise any rights afforded under any compensation or benefit plan then in effect.

Termination for Cause

Pursuant to the terms of their employment agreements in effect as of December 31, 2012, the company could have terminated the employment of Messrs. Merritt, Brezski, McQuilkin, Nolan or Shay at any time for "cause" which is generally defined in their employment agreements to include: (i) any material breach by the NEO of any of his obligations under his employment agreement, (ii) any type of willful misconduct by the NEO with respect to the company, including, without limitation, fraud, embezzlement, theft or proven dishonesty in the course of his employment, (iii) the NEO's conviction of a felony or (iv) in the case of Mr. Brezski, his willful neglect of duties as determined in the sole and exclusive discretion of company's board of directors. In the event of such a termination, the NEO would have been entitled to receive all accrued but unpaid (as of the effective date of termination) base salary, Benefits and Other Compensation.

Pursuant to the terms of the company's severance pay plan, in the event of a termination for cause (as determined in the sole discretion of the company, including but not limited to failure to satisfactorily perform assigned duties, absenteeism or tardiness, insubordination, dishonesty, theft, fraud, misappropriation or misuse of company property, disclosure of confidential or proprietary information to other persons, willful misconduct, harassment, breach of fiduciary duty, any unethical, inappropriate or illegal behavior or activity or the failure to comply with the company's rules, policies or procedures), Ms. Lau would have been entitled to receive all accrued but unpaid (as of the effective date of termination) base salary, Benefits and Other Compensation.

Termination Without Cause

Pursuant to the terms of their employment agreements in effect as of December 31, 2012, the company could have terminated the employment of Messrs. Merritt, Brezski, McQuilkin, Nolan or Shay at any time, for any reason, without cause upon 30 days prior written notice to the NEO. In the event of a termination without cause, the NEO would have been entitled to receive all accrued but unpaid (as of the effective date of termination) base salary, Benefits and Other Compensation. In addition, provided he executed a Termination Letter, the NEO would have been entitled to receive: (i) severance in an amount equal to his base salary, payable in equal installments, and (ii) medical and dental coverage on terms and conditions comparable to those most recently provided to him for the period of one year (18 months in the case of Mr. Merritt) commencing upon the date of termination. Mr. Merritt's employment agreement, as in effect at December 31, 2012, provided that he was also entitled to receive additional severance equal to 50% of his target bonus for the year in which the termination occurs, payable in equal installments over a period of 18 months after the date of termination.

Pursuant to the terms of the company's severance pay plan, in the event of a termination without cause (i.e., an involuntary termination as a direct result of a workforce reduction or pursuant to a mutual termination agreement (as defined in the severance pay plan)), Ms. Lau would have been entitled to receive severance in an amount equal to two weeks of her annual salary in lieu of notice and two weeks of her annual salary for each year of service, with a maximum total payment of twenty-six weeks of pay. In addition, pursuant to company policy, for the duration of her severance term, she also would have been entitled to medical and dental coverage on terms and conditions comparable to those most recently provided to her.

Termination for Absenteeism

Pursuant to the terms of their employment agreements in effect as of December 31, 2012, the company could have terminated the employment of Messrs. Merritt, McQuilkin, Nolan or Shay in the event that he was absent for more than 150 days within any 12-month period. In the event of termination due to absenteeism, the NEO would have been entitled to receive all accrued but unpaid (as of the effective date of termination) base salary, Benefits and Other Compensation. In addition, provided he executed a Termination Letter, he would have been entitled to receive, for a period of one year (18 months in the case of Mr. Merritt) following termination: (i) regular installments of his base salary at the rate in effect at the time of termination, reduced by the amount of payments received for this period pursuant to any Social Security entitlement or any long-term disability or any other employee benefit plan, policy or program maintained to provide benefits in the event of disability in which the NEO was entitled to participate at the time of termination and (ii) medical and dental coverage on terms and conditions comparable to those most recently provided to him. Mr. Merritt's employment agreement, as in effect at December 31, 2012, provided that he was also entitled to receive an additional severance amount equal to 50% of his target bonus for the year in which termination occurs, payable in equal installments over a period of 18 months after the date of termination.

Mr. Brezski's employment agreement does not differentiate among various reasons for termination of employment other than for cause and without cause.

Termination for absenteeism with regard to Ms. Lau is discussed above under "Termination for Cause."

Termination by the NEO

Pursuant to the terms of their employment agreements in effect as of December 31, 2012, each of Messrs. Merritt, Brezski, McQuilkin, Nolan and Shay could have terminated his employment with us at any time, for "good reason" or without "good reason," provided that the date of termination was at least 30 days after the date he gave written notice of the termination to the company. For this purpose, under the employment agreements of Messrs. Merritt, McQuilkin, Nolan and Shay, "good reason" generally meant: (i) the company's failure to pay in a timely manner the NEO's base salary or any other material form of compensation or material benefit to be paid or provided to him under his employment agreement or (ii) in the case of Mr. Merritt, any other material breach of the company's obligations under his employment agreement that was not cured within 30 days after the company received written notification from the NEO of the breach. In the event that the NEO terminated his employment, either for good reason or without good reason, he would have been entitled to receive all accrued but unpaid (as of the effective date of termination) base salary, Benefits and Other Compensation. In addition, in the case of Messrs. Merritt, McQuilkin, Nolan and Shay, if the termination was for good reason, and provided that the NEO executed a Termination Letter, he would have been entitled to receive: (a) severance in an amount equal to his base salary, payable in equal installments, and (b) medical and dental coverage on terms and conditions comparable to those most recently provided to him for the period of one year (18 months in the case of Mr. Merritt) commencing upon the date of termination. Mr. Brezski would not have been entitled to any severance or benefits upon termination for good reason, as "good reason" was not a term included in his employment agreement that was in effect at December 31, 2012.

Mr. Merritt's employment agreement, as in effect at December 31, 2012, provided that he was also entitled to receive additional severance equal to 50% of his target bonus for the year in which termination occurred, payable in equal installments over the period of 18 months after the date of termination. If a NEO other than Mr. Merritt or Ms. Lau terminates his employment with us without good reason, the company generally may elect to pay severance of up to one year's salary and continuation of medical and dental benefits for a period of one year.

In the event Ms. Lau voluntarily terminated her employment with the company, she would have only been entitled to receive all accrued but unpaid (as of the effective date of termination) base salary, Benefits and Other Compensation.

Termination Following a Change in Control

Pursuant to the terms of their employment agreements in effect as of December 31, 2012, if the company terminated the employment of Messrs. Merritt, McQuilkin, Nolan or Shay (except for cause), or such NEO terminated his employment with us (whether or not for good reason) within one year following a change in control of the company, he would have been entitled to receive all accrued but unpaid (as of the effective date of termination) base salary, Benefits and Other Compensation. In addition, provided that he executed a Termination Letter, the NEO would have been entitled to receive, on the date of termination, an amount equal to two years' worth of his base salary. Mr. Shay also would have been entitled to receive an amount equal to 100% of his target bonus for the year in which the change in control of the company occurred.

Pursuant to the terms of his employment agreement in effect as of December 31, 2012, if the company terminated the employment of Mr. Brezski (except for cause) within one year following a change in control of the company, provided that he executed a Termination Letter, Mr. Brezski would have been entitled to receive, on the 60th day following termination, an amount equal to two years' worth of his base salary. In addition, Mr. Brezski would have been entitled to receive an amount equal to 100% of his target bonus for the year in which the change in control of the company occurred, and medical and dental coverage on terms and conditions comparable to those most recently provided to him for the period of 18 months commencing upon the date of termination.

For this purpose, under the employment agreements, "change in control" of the company generally meant the acquisition (including by merger or consolidation, or by our issuance of securities) by one or more persons, in one transaction or a series of related transactions, of more than 50% of the voting power represented by our outstanding stock on the date of the NEO's employment agreement, or a sale of substantially all of our assets.

Pursuant to the terms of the company's change in control severance plan, if within two years following a change in control of the company (as defined in the change in control severance plan) Ms. Lau had been terminated by the company or if she had resigned within 90 days of an event constituting good reason (as defined in the Change in Control Severance Plan), she would have been entitled to severance in an amount equal to the product of (i) one month's pay and (ii) her years of service through the date of termination (with a minimum of two months' pay and a maximum of 12 months). In addition, she would have been entitled to receive a pro-rata payment of her target bonus under the STIP for the year in which her employment ceased, and (ii) for the duration of her severance term, medical and dental coverage on terms and conditions comparable to those most recently provided to her.

Pursuant to the terms of the LTCP in effect at the time the LTCP grants under Cycles 5, 6 and 7 were made, upon a change in control (as defined in the LTCP), the NEO is entitled to an early payout of his or her LTIP award in an amount that is the greater of either: (i) his or her target LTIP award or (ii) the LTIP award that would have been due to him or her at the end of the relevant LTCP cycle (but for the change in control), assuming the performance level achieved prior to the change in control continues to be the same through the remainder of the cycle. In addition, for each NEO, the occurrence of a change in control causes all otherwise unvested performance-based and time-based RSUs (whether granted as an LTCP, promotion, new hire or other discretionary award) and any other unvested equity awards to vest immediately in full. These actions will occur without regard to whether the NEO remains employed at the company and without regard to performance during the remainder of the LTCP cycles.

Post-Termination Obligations

Each of the NEOs is bound by certain confidentiality obligations, which extend indefinitely, and, pursuant to the terms of their employment agreements in effect as of December 31, 2012, by certain non-competition and non-solicitation covenants, which, with respect to Mr. Merritt, extend for a period of one year following termination of his employment for any reason and independent of any obligation the company may have to pay him severance and, with respect to each of Messrs. Brezski, McQuilkin, Nolan and Shay, extend, as applicable: (i) for the period, if any, that he receives severance under his employment agreement, (ii) in the event his employment terminates for cause, a period of one year following termination or (iii) in the event that he terminates his employment without good reason, so long as we voluntarily pay severance to him (which we are under no obligation to do), for the period that he receives severance, but in no event for a period longer than one year. Ms. Lau, by the terms of the non-disclosure agreement she executed upon hire, is bound, for a one-year period following termination, by certain non-solicitation covenants. In addition, each of the NEOs is bound by certain covenants protecting our right, title and interest in and to certain intellectual property that either has been or is being developed or created in whole or in part by the NEO.

Taxes

Pursuant to the terms of their employment agreements in effect as of December 31, 2012, in the event any amount or benefit payable to Messrs. Merritt, McQuilkin, Nolan or Shay under his employment agreement, or under any other plan, agreement or arrangement applicable to him, constituted "parachute payments" within the meaning of Section 280G of the Code that would have subjected him to an excise tax imposed under Section 4999 of the Code, the NEO would have been entitled to receive, in addition to any other amounts payable under the terms of his employment agreement or any other plan, agreement or arrangement, a cash payment in an amount sufficient to indemnify him (or any other person as may be liable for the payment of the excise tax) for the amount of any such excise tax, and leaving the NEO with an amount, net after all federal, state and local taxes, equal to the amount he would have had if no portion of his benefit under the plan constituted an excess parachute payment, as defined in Section 4999. Notwithstanding the foregoing, the determination of the amount necessary to indemnify the NEO would have been made taking into account all other payments made to him under any plans, agreements or arrangements aside from his employment agreement that were intended to indemnify him with respect to excise taxes on excess parachute payments.

Pursuant to the terms of his employment agreement in effect as of December 31, 2012, in the event that the payments made to Mr. Brezski upon termination constituted "parachute payments" within the meaning of Section 280G of the Code that would subject him to the excise tax imposed by Section 4999 of the Code, (i) the payments would have been reduced to such lesser amount that would result in no amount being subject to excise tax or (ii) the payments would have been made in full, whichever produces the larger after-tax net benefit to Mr. Brezski.

Potential Payments upon Termination or Change in Control for Messrs. Merritt, Brezski, McQuilkin, Nolan and Shay and Ms. Lau

The following tables reflect the amount of compensation payable to each of Messrs. Merritt, Brezski, McQuilkin, Nolan and Shay pursuant to their employment agreements, and to Ms. Lau pursuant to the terms of the company's severance plan and change in control severance plan, as well as pursuant to the LTCP and the STIP, each as in effect as of December 31, 2012, upon: termination for long-term disability, retirement, death, termination without cause, termination for absenteeism, termination by the NEO, change in control of the company without a termination, and termination upon a change in control of the company. The amounts shown assume that the termination was effective as of December 31, 2012, the last business day of 2012, and the price per share of the company's common stock was $41.09, the closing market price as of that date. The amounts reflected are estimates of the amounts that would have been paid out to the NEOs upon their termination. The actual amounts to be paid out can be determined only at the time the events described above actually occur.

As described above, each of each of Messrs. Merritt, Brezski, McQuilkin, Nolan and Shay and Ms. Lau entered into new employment agreements with the company in March 2013. Accordingly, the values in the tables below would not be accurate if the termination event occurs in 2013.

William J. Merritt

Assuming the following events occurred on December 31, 2012, Mr. Merritt's payments and benefits have an estimated value of:[(a)]

	Salary Continuation ($)	Long-Term Compensation Plan ($)	Payments under Executive Life Insurance Program ($)	Payments under Executive Long-Term Disability Plan ($)	Welfare Benefits ($)
Long-Term Disability	825,000(1)	1,180,512(4)	—	18,500(7)	14,235(8)
Retirement	—	1,180,512(4)	—	—	—
Death	—	1,180,512(4)	300,000(6)	—	—
Without Cause	1,045,000(2)	1,180,512(4)	—	—	14,235(8)
For Absenteeism	1,045,000(2)	1,180,512(4)	—	18,500(7)	14,235(8)
Voluntary Resignation for Good Reason	1,045,000(2)	—	—	—	14,235(8)
Change in Control (Termination by Us (Except for Cause) or by Mr. Merritt)	1,100,000(3)	2,167,689(5)	—	—	—
Change in Control (Without Termination)	—	2,167,689(5)	—	—	—

(1) This amount represents severance equal to Mr. Merritt's base salary of $550,000 for a period of 18 months, which he is entitled to receive over this period after his termination once his Termination Letter becomes effective. The amount will be reduced by the amount of payments that Mr. Merritt receives with respect to this period pursuant to any Social Security disability entitlement, or any long-term disability or other employee benefit plan, policy or program maintained by us to provide benefits in the event of disability, in which Mr. Merritt was entitled to participate at the time of his termination.

(2) This amount represents severance equal to: (a) Mr. Merritt's base salary of $550,000 for a period of 18 months and (b) additional severance equal to 50% of Mr. Merritt's STIP bonus target for 2012, which he is entitled to receive over this period after his termination once his Termination Letter becomes effective, which is payable in equal installments over a period of 18 months after the date of his termination.

(3) This amount represents severance equal to two years of Mr. Merritt's base salary of $550,000. He is entitled to this amount at the date of his termination if his termination occurred within one year following a change in control, in a lump sum after his Termination Letter becomes effective.

(4) This amount represents the value, at December 31, 2012, of Mr. Merritt's time-based RSUs and LTIP award granted under Cycle 5, time-based RSUs and LTIP award granted under Cycle 6 and time-based RSUs granted under Cycle 7 upon termination related to events other than a change in control. Pursuant to the terms of the LTCP, Mr. Merritt would forfeit eligibility to receive any LTIP payout under Cycle 7 since a termination on December 31, 2012 would occur during the first year of that program cycle. For time-based RSUs granted under Cycles 6 and 7 and the LTIP award granted under Cycle 6, the amounts were prorated by multiplying each award by a fraction equal to the portion of the program cycle that would have transpired prior to cessation of employment. Where applicable, we assumed 100% achievement against the associated goals with the exception of the LTIP award pursuant to Cycle 5, for which actual goal achievement was determined to be 100%. All RSU amounts include accrued dividend equivalents, which are paid out in the form of additional shares of common stock at the time, and only to the extent, that the awards vest. The value shown is comprised of: (a) $198,487, representing the value of 4,830 time-based RSUs granted under Cycle 5 (plus cash in lieu of a fractional share) based on a value of $41.09, the per share closing price of our common stock on December 31, 2012; (b) $450,000 for the LTIP award granted under Cycle 5; (c) $119,999,

(a) As described above, Mr. Merritt entered into a new employment agreement with the company in March 2013. Accordingly, these values would not be accurate if the termination event occurs in 2013.

representing the value of 2,920 time-based RSUs granted under Cycle 6 (plus cash in lieu of a fractional share) based on a value of $41.09, the per share closing price of our common stock on December 31, 2012; (d) $343,750 for the LTIP award granted under Cycle 6; and (e) $68,275, representing the value of 1,660 time-based RSUs granted under Cycle 7 (plus cash in lieu of a fractional share) based on a value of $41.09, the per share closing price of our common stock on December 31, 2012.

(5) This amount represents the value, at December 31, 2012, of Mr. Merritt's time-based RSUs and LTIP award granted under each of Cycle 5, Cycle 6 and Cycle 7 that would be paid upon a change in control. Where applicable, we assumed 100% achievement against the associated goals, with the exception of the LTIP award pursuant to Cycle 5, for which actual goal achievement was determined to be 100%. All RSU amounts include accrued dividend equivalents, which are paid out in the form of additional shares of common stock at the time, and only to the extent, that the awards vest. The value shown is comprised of: (a) $198,487, representing the value of 4,830 time-based RSUs granted under Cycle 5 (plus cash in lieu of a fractional share) based on a value of $41.09, the per share closing price of our common stock on December 31, 2012; (b) $450,000 for the LTIP award granted under Cycle 5; (c) $179,999, representing the value of 4,380 time-based RSUs granted under Cycle 6 (plus cash in lieu of a fractional share) based on a value of $41.09, the per share closing price of our common stock on December 31, 2012; (d) $515,625 for the LTIP award granted under Cycle 6; (e) $204,828, representing the value of 4,984 time-based RSUs granted under Cycle 7 (plus cash in lieu of a fractional share) based on a value of $41.09, the per share closing price of our common stock on December 31, 2012; and (f) $618,750 for the LTIP award granted under Cycle 7.

(6) This amount represents the payment prescribed under our basic term life insurance program, calculated as follows: 1.5 times base salary, up to a maximum of $300,000.

(7) This amount represents the actuarial present value of the monthly benefit that would become payable to Mr. Merritt under our executive long-term disability plan in the event of his termination due to disability on December 31, 2012, calculated as follows: 60% of his monthly (pre-tax) base salary, up to $10,000, and a supplemental monthly payment of up to $8,500.

(8) This amount represents the value of continued medical, dental and vision coverage pursuant to COBRA for a period of 18 months after termination on terms and conditions comparable to those most recently provided to Mr. Merritt as of December 31, 2012 pursuant to his employment agreement.

Richard J. Brezski

Assuming the following events occurred on December 31, 2012, Mr. Brezski's payments and benefits have an estimated value of:[(a)]

	Salary Continuation ($)	Long-Term Compensation Plan ($)	Payments under Executive Life Insurance Program ($)	Payments under Executive Long-Term Disability Plan ($)	Welfare Benefits ($)	Value of Other Restricted Stock Units Subject to Acceleration ($)
Long-Term Disability	—	196,696(3)	—	18,500(6)	—	27,616(9)
Retirement	—	196,696(3)	—	—	—	27,616(9)
Death	—	196,696(3)	300,000(5)	—	—	27,616(9)
Without Cause	275,000(1)	196,696(3)	—	—	14,005(7)	27,616(9)
For Absenteeism	—	—	—	18,500(6)	—	—
Voluntary Resignation for Good Reason	N/A	N/A	N/A	N/A	N/A	N/A
Change in Control (Termination by Us (Except for Cause))	664,174(2)	430,300(4)	—	—	21,007(8)	86,030(10)
Change in Control (Without Termination)	—	430,300(4)	—	—	—	86,030(10)

(a) As described above, Mr. Brezski entered into a new employment agreement with the company in March 2013. Accordingly, these values would not be accurate if the termination event occurs in 2013.

(1) This amount represents severance equal to Mr. Brezski's base salary of $275,000 for a period of 12 months, which he is entitled to receive over this period after his termination once his Termination Letter becomes effective. The amount will be reduced by the amount of payments Mr. Brezski receives with respect to this period pursuant to any Social Security disability entitlement, or any long-term disability or other employee benefit plan, policy or program maintained by us to provide benefits in the event of disability, in which Mr. Brezski was entitled to participate at the time of his termination.

(2) This amount represents severance equal to: (a) two years of Mr. Brezski's base salary of $275,000 and (b) additional severance equal to 100% of Mr. Brezski's STIP bonus target for 2012, which he is entitled to receive on the date of his termination, provided that he executes a Termination Letter and his termination occurs within one year following a change in control.

(3) This amount represents the value, at December 31, 2012, of Mr. Brezski's time-based RSUs and LTIP award granted under Cycle 5, time-based RSUs and LTIP award granted under Cycle 6 and time-based RSUs granted under Cycle 7 upon termination related to events other than a change in control. Pursuant to the terms of the LTCP, Mr. Brezski would forfeit eligibility to receive any LTIP payout under Cycle 7 since a termination on December 31, 2012 would occur during the first year of that program cycle. For time-based RSUs granted under Cycles 6 and 7 and the LTIP award granted under Cycle 6, the amounts were prorated by multiplying each award by a fraction equal to the portion of the program cycle that would have transpired prior to cessation of employment. Where applicable, we assumed 100% achievement against the associated goals with the exception of the LTIP award pursuant to Cycle 5, for which actual goal achievement was determined to be 100%. All RSU amounts include accrued dividend equivalents, which are paid out in the form of additional shares of common stock at the time, and only to the extent, that the awards vest. The value shown is comprised of: (a) $32,267, representing the value of 785 time-based RSUs granted under Cycle 5 (plus cash in lieu of a fractional share) based on a value of $41.09, the per share closing price of our common stock on December 31, 2012; (b) $73,125 for the LTIP award granted under Cycle 5; (c) $17,878, representing the value of 435 time-based RSUs granted under Cycle 6 (plus cash in lieu of a fractional share) based on a value of $41.09, the per share closing price of our common stock on December 31, 2012; (d) $51,250 for the LTIP award granted under Cycle 6; and (e) $22,176, representing the value of 539 time-based RSUs granted under Cycle 7 (plus cash in lieu of a fractional share) based on a value of $41.09, the per share closing price of our common stock on December 31, 2012.

(4) This amount represents the value, at December 31, 2012, of Mr. Brezski's time-based RSUs and LTIP award granted under each of Cycle 5, Cycle 6 and Cycle 7 that would be paid upon a change in control. Where applicable, we assumed 100% achievement against the associated goals, with the exception of the LTIP award pursuant to Cycle 5, for which actual goal achievement was determined to be 100%. All RSU amounts include accrued dividend equivalents, which are paid out in the form of additional shares of common stock at the time, and only to the extent, that the awards vest. The value shown is comprised of: (a) $198,487, representing the value of 4,830 time-based RSUs granted under Cycle 5 (plus cash in lieu of a fractional share) based on a value of $41.09, the per share closing price of our common stock on December 31, 2012; (b) $73,125 for the LTIP award granted under Cycle 5; (c) $26,817, representing the value of 652 time-based RSUs granted under Cycle 6 (plus cash in lieu of a fractional share) based on a value of $41.09, the per share closing price of our common stock on December 31, 2012; (d) $76,875 for the LTIP award granted under Cycle 6; (e) $66,528, representing the value of 1,619 time-based RSUs granted under Cycle 7 (plus cash in lieu of a fractional share) based on a value of $41.09, the per share closing price of our common stock on December 31, 2012; and (f) $154,688 for the LTIP award granted under Cycle 7.

(5) This amount represents the payment prescribed under our basic term life insurance program, calculated as follows: 1.5 times base salary, up to a maximum of $300,000.

(6) This amount represents the actuarial present value of the monthly benefit that would become payable to Mr. Brezski under our executive long-term disability plan in the event of his termination due to absenteeism that qualified as a long-term disability on December 31, 2012, calculated as follows: 60% of his monthly (pre-tax) base salary, up to $10,000, and a supplemental monthly payment of up to $8,500.

(7) This amount represents the value of continued medical, dental and vision coverage pursuant to COBRA for a period of 12 months after termination on terms and conditions comparable to those most recently provided to Mr. Brezski as of December 31, 2012 pursuant to his employment agreement.

(8) This amount represents the value of continued medical, dental and vision coverage pursuant to COBRA for a period of 18 months after termination on terms and conditions comparable to those most recently provided to Mr. Brezski as of December 31, 2012 pursuant to his employment agreement.

(9) This amount represents the value of an unvested discretionary grant of RSUs (plus cash in lieu of a fractional share) that would vest on a pro rata basis, resulting in the receipt of 672 shares of common stock (including accrued dividend equivalents), based on a value of $41.09 per share, the per share closing price of our common stock on December 31, 2012.

(10) This amount represents the value of an unvested discretionary grant of RSUs (plus cash in lieu of a fractional share) that would vest in full, resulting in the receipt of 2,093 shares of common stock (including accrued dividend equivalents), based on a value of $41.09 per share, the per share closing price of our common stock on December 31, 2012.

Scott A. McQuilkin

Assuming the following events occurred on December 31, 2012, Mr. McQuilkin's payments and benefits have an estimated value of:[a]

	Salary Continuation ($)	Long-Term Compensation Plan ($)	Payments under Executive Life Insurance Program ($)	Payments under Executive Long-Term Disability Plan ($)	Welfare Benefits ($)
Long-Term Disability	—	577,688(3)	—	18,500(6)	—
Retirement	—	577,688(3)	—	—	—
Death	—	577,688(3)	300,000(5)	—	—
Without Cause	332,600(1)	577,688(3)	—	—	15,866(7)
For Absenteeism	332,600(1)	577,688(3)	—	18,500(6)	15,866(7)
Voluntary Resignation for Good Reason	332,600(1)	—	—	—	15,866(7)
Change in Control (Termination by Us (Except for Cause) or by Mr. McQuilkin)	665,200(2)	991,082(4)	—	—	—
Change in Control (Without Termination)	—	991,082(4)	—	—	—

(1) This amount represents severance equal to Mr. McQuilkin's base salary of $332,600 for a period of 12 months, which he is entitled to receive over this period after his termination once his Termination Letter becomes effective. The amount will be reduced by the amount of payments Mr. McQuilkin receives with respect to this period pursuant to any Social Security disability entitlement, or any long-term disability or other employee benefit plan, policy or program maintained by us to provide benefits in the event of disability, in which Mr. McQuilkin was entitled to participate at the time of his termination.

(2) This amount represents severance equal to two years of Mr. McQuilkin's base salary of $332,600. He is entitled to this amount at the date of such termination if his termination occurred within one year following a change in control.

(3) This amount represents the value, at December 31, 2012, of Mr. McQuilkin's time-based RSUs and LTIP award granted under Cycle 5, time-based RSUs and LTIP award granted under Cycle 6 and time-based RSUs granted under Cycle 7 upon termination related to events other than a change in control. Pursuant to the terms of the LTCP, Mr. McQuilkin would forfeit eligibility to receive any LTIP payout under Cycle 7 since a termination on December 31, 2012 would occur during the first year of that program cycle. For time-based RSUs granted under Cycles 6 and 7 and the LTIP award granted under Cycle 6, the amounts were prorated

(a) As described above, Mr. McQuilkin entered into a new employment agreement with the company in March 2013. Accordingly, these values would not be accurate if the termination event occurs in 2013.

by multiplying each award by a fraction equal to the portion of the program cycle that would have transpired prior to cessation of employment. Where applicable, we assumed 100% achievement against the associated goals with the exception of the LTIP award pursuant to Cycle 5, for which actual goal achievement was determined to be 100%. All RSU amounts include accrued dividend equivalents, which are paid out in the form of additional shares of common stock at the time, and only to the extent, that the awards vest. The value shown is comprised of: (a) $101,729, representing the value of 2,475 time-based RSUs granted under Cycle 5 (plus cash in lieu of a fractional share) based on a value of $41.09, the per share closing price of our common stock on December 31, 2012; (b) $230,625 for the LTIP award granted under Cycle 5; (c) $56,366, representing the value of 1,371 time-based RSUs granted under Cycle 6 (plus cash in lieu of a fractional share) based on a value of $41.09, the per share closing price of our common stock on December 31, 2012; (d) $161,450 for the LTIP award granted under Cycle 6; and (e) $27,518, representing the value of 668 time-based RSUs granted under Cycle 7 (plus cash in lieu of a fractional share) based on a value of $41.09, the per share closing price of our common stock on December 30, 2011.

(4) This amount represents the value, at December 31, 2012, of Mr. McQuilkin's time-based RSUs and LTIP award granted under each of Cycle 5, Cycle 6 and Cycle 7 that would be paid upon a change in control. Where applicable, we assumed 100% achievement against the associated goals, with the exception of the LTIP award pursuant to Cycle 5, for which actual goal achievement was determined to be 100%. All RSU amounts include accrued dividend equivalents, which are paid out in the form of additional shares of common stock at the time, and only to the extent, that the awards vest. The value shown is comprised of: (a) $101,729, representing the value of 2,475 time-based RSUs granted under Cycle 5 (plus cash in lieu of a fractional share) based on a value of $41.09, the per share closing price of our common stock on December 31, 2012; (b) $230,625 for the LTIP award granted under Cycle 5; (c) $84,549, representing the value of 2,057 time-based RSUs granted under Cycle 6 (plus cash in lieu of a fractional share) based on a value of $41.09, the per share closing price of our common stock on December 31, 2012; (d) $242,175 for the LTIP award granted under Cycle 6; (e) $82,554, representing the value of 2,009 time-based RSUs granted under Cycle 7 (plus cash in lieu of a fractional share) based on a value of $41.09, the per share closing price of our common stock on December 31, 2012; and (f) $249,450 for the LTIP award granted under Cycle 7.

(5) This amount represents the payment prescribed under our basic term life insurance program, calculated as follows: 1.5 times base salary, up to a maximum of $300,000.

(6) This amount represents the actuarial present value of the monthly benefit that would become payable to Mr. McQuilkin under our executive long-term disability plan in the event of his termination due to disability on December 31, 2012, calculated as follows: 60% of his monthly (pre-tax) base salary, up to $10,000, and a supplemental monthly payment of up to $8,500.

(7) This amount represents the value of continued medical, dental and vision coverage pursuant to COBRA for a period of 12 months after termination on terms and conditions comparable to those most recently provided to Mr. McQuilkin as of December 31, 2012 pursuant to his employment agreement.

Jannie K. Lau

Assuming the following events occurred on December 31, 2012, Ms. Lau's payments and benefits have an estimated value of:[(a)]

	Salary Continuation ($)	Long-Term Compensation Plan ($)	Payments under Executive Life Insurance Program ($)	Payments under Executive Long-Term Disability Plan ($)	Welfare Benefits ($)	Value of Other Restricted Stock Units Subject to Acceleration ($)
Long-Term Disability	—	146,728(3)	—	18,500(6)	—	14,864(9)
Retirement	—	146,728(3)	—	—	—	14,864(9)
Death	—	146,728(3)	300,000(5)	—	—	14,864(9)
Without Cause	50,000(1)	146,728(3)	—	—	3,051(7)	14,864(9)
For Absenteeism	—	—	—	18,500(6)	—	—
Voluntary Resignation for Good Reason	N/A	N/A	N/A	N/A	N/A	N/A
Change in Control (Termination by Us (Except for Cause) or by Ms. Lau for Good Reason)	175,979(2)	250,021(4)	—	—	5,289(8)	128,491(10)
Change in Control (Without Termination)	—	250,021(4)	—	—	—	128,491(10)

(1) This amount represents severance equal to two weeks of Ms. Lau's annual salary of $260,000 in lieu of notice and two weeks of her annual salary for each year of service, equal to a total of 10 weeks of her annual salary, pursuant to the terms of the company's severance pay plan.

(2) This amount represents severance equal to (a) the product of (i) one month of her annual salary of $260,000 and (ii) her years of service through the date of termination (four), equal to $86,667 plus (b) her target bonus under the STIP for 2012 ($89,312). She would have been entitled to this amount at the date of such termination if her termination occurred within two years following a change in control, pursuant to the terms of the company's change in control severance plan.

(3) This amount represents the value, at December 31, 2012, of Ms. Lau's time-based RSUs and LTIP award granted under Cycle 5, time-based RSUs and LTIP award granted under Cycle 6 and time-based RSUs granted under Cycle 7 upon termination related to events other than a change in control. Pursuant to the terms of the LTCP, Ms. Lau would forfeit eligibility to receive any LTIP payout under Cycle 7 since a termination on December 31, 2012 would occur during the first year of that program cycle. For time-based RSUs granted under Cycles 6 and 7 and the LTIP award granted under Cycle 6, the amounts were prorated by multiplying each award by a fraction equal to the portion of the program cycle that would have transpired prior to cessation of employment. Where applicable, we assumed 100% achievement against the associated goals with the exception of the LTIP award pursuant to Cycle 5, for which actual goal achievement was determined to be 100%. All RSU amounts include accrued dividend equivalents, which are paid out in the form of additional shares of common stock at the time, and only to the extent, that the awards vest. The value shown is comprised of: (a) $26,075, representing the value of 634 time-based RSUs granted under Cycle 5 (plus cash in lieu of a fractional share) based on a value of $41.09, the per share closing price of our common stock on December 31, 2012; (b) $59,063 for the LTIP award granted under Cycle 5; (c) $14,157, representing the value of 343 time-based RSUs granted under Cycle 6 (plus cash in lieu of a fractional share) based on a value of $41.09, the per share closing price of our common stock on December 31, 2012; (d) $40,568 for the LTIP award granted under Cycle 6; and (e) $6,865, representing the value of 166 time-based RSUs granted under Cycle 7 (plus cash in lieu of a fractional share) based on a value of $41.09, the per share closing price of our common stock on December 31, 2012.

(a) As described above, Ms. Lau entered into a new employment agreement with the company in March 2013. Accordingly, these values would not be accurate if the termination event occurs in 2013.

(4) This amount represents the value, at December 31, 2012, of Ms. Lau's time-based RSUs and LTIP award granted under each of Cycle 5, Cycle 6 and Cycle 7 that would be paid upon a change in control. Where applicable, we assumed 100% achievement against the associated goals, with the exception of the LTIP award pursuant to Cycle 5, for which actual goal achievement was determined to be 100%. All RSU amounts include accrued dividend equivalents, which are paid out in the form of additional shares of common stock at the time, and only to the extent, that the awards vest. The value shown is comprised of: (a) $26,075, representing the value of 634 time-based RSUs granted under Cycle 5 (plus cash in lieu of a fractional share) based on a value of $41.09, the per share closing price of our common stock on December 31, 2012; (b) $59,063 for the LTIP award granted under Cycle 5; (c) $21,235, representing the value of 516 time-based RSUs granted under Cycle 6 (plus cash in lieu of a fractional share) based on a value of $41.09, the per share closing price of our common stock on December 31, 2012; (d) $60,851 for the LTIP award granted under Cycle 6; (e) $20,595, representing the value of 501 time-based RSUs granted under Cycle 7 (plus cash in lieu of a fractional share) based on a value of $41.09, the per share closing price of our common stock on December 31, 2012; and (f) $62,201 for the LTIP award granted under Cycle 7.

(5) This amount represents the payment prescribed under our basic term life insurance program, calculated as follows: 1.5 times base salary, up to a maximum of $300,000.

(6) This amount represents the actuarial present value of the monthly benefit that would become payable to Ms. Lau under our executive long-term disability plan in the event of her termination due to absenteeism that qualified as a long-term disability on December 31, 2012, calculated as follows: 60% of her monthly (pre-tax) base salary, up to $10,000, and a supplemental monthly payment of up to $8,500.

(7) This amount represents the value of continued medical, dental and vision coverage pursuant to COBRA for a period of 10 weeks after termination on terms and conditions comparable to those most recently provided to Ms. Lau as of December 31, 2012, pursuant to company policy.

(8) This amount represents the value of continued medical, dental and vision coverage pursuant to COBRA for a period of four months after termination on terms and conditions comparable to those most recently provided to Ms. Lau as of December 31, 2012, pursuant to the terms of the company's change in control severance plan.

(9) This amount represents the value of two unvested discretionary grants of RSUs (plus cash in lieu of fractional shares) that would vest on a pro rata basis, resulting in the receipt of an aggregate of 361 shares of common stock (including accrued dividend equivalents), based on a value of $41.09 per share, the per share closing price of our common stock on December 31, 2012.

(10) This amount represents the value of two unvested discretionary grants of RSUs (plus cash in lieu of fractional shares) that would vest in full, resulting in the receipt of an aggregate of 3,127 shares of common stock (including accrued dividend equivalents), based on a value of $41.09 per share, the per share closing price of our common stock on December 31, 2012.

James J. Nolan

Assuming the following events occurred on December 31, 2012, Mr. Nolan's payments and benefits have an estimated value of:[(a)]

	Salary Continuation ($)	Long-Term Compensation Plan ($)	Payment under Executive Life Insurance Program ($)	Payments under Executive Long-Term Disability Plan ($)	Welfare Benefits ($)
Long-Term Disability	—	453,281(3)	—	18,500(6)	—
Retirement	—	453,281(3)	—	—	—
Death	—	453,281(3)	300,000(5)	—	—
Without Cause	302,900(1)	453,281(3)	—	—	15,866(7)
For Absenteeism	302,900(1)	453,281(3)	—	18,500(6)	15,866(7)
Voluntary Resignation for Good Reason	302,900(1)	—	—	—	15,866(7)
Change in Control (Termination by Us (Except for Cause) or by Mr. Nolan)	605,800(2)	788,358(4)	—	—	—
Change in Control (Without Termination)	—	788,358(4)	—	—	—

(1) This amount represents severance equal to Mr. Nolan's base salary of $302,900 for a period of 12 months, which he is entitled to receive over this period after his termination once his Termination Letter becomes effective. The amount will be reduced by the amount of payments Mr. Nolan receives with respect to this period pursuant to any Social Security disability entitlement, or any long-term disability or other employee benefit plan, policy or program maintained by us to provide benefits in the event of disability, in which Mr. Nolan was entitled to participate at the time of his termination.

(2) This amount represents severance equal to two years of Mr. Nolan's base salary of $302,900. He is entitled to this amount at the date of his termination if his termination occurred within one year following a change in control.

(3) This amount represents the value, at December 31, 2012, of Mr. Nolan's time-based RSUs and LTIP award granted under Cycle 5, time-based RSUs and LTIP award granted under Cycle 6 and time-based RSUs granted under Cycle 7 upon termination related to events other than a change in control. Pursuant to the terms of the LTCP, Mr. Nolan would forfeit eligibility to receive any LTIP payout under Cycle 7 since a termination on December 31, 2012 would occur during the first year of that program cycle. For time-based RSUs granted under Cycles 6 and 7 and the LTIP award granted under Cycle 6, the amounts were prorated by multiplying each award by a fraction equal to the portion of the program cycle that would have transpired prior to cessation of employment. Where applicable, we assumed 100% achievement against the associated goals with the exception of the LTIP award pursuant to Cycle 5, for which actual goal achievement was determined to be 100%. All RSU amounts include accrued dividend equivalents, which are paid out in the form of additional shares of common stock at the time, and only to the extent, that the awards vest. The value shown is comprised of: (a) $79,491, representing the value of 1,934 time-based RSUs granted under Cycle 5 (plus cash in lieu of a fractional share) based on a value of $41.09, the per share closing price of our common stock on December 31, 2012; (b) $180,225 for the LTIP award granted under Cycle 5; (c) $44,244, representing the value of 1,076 time-based RSUs granted under Cycle 6 (plus cash in lieu of a fractional share) based on a value of $41.09, the per share closing price of our common stock on December 31, 2012; (d) $126,765 for the LTIP award granted under Cycle 6; and (e) $22,556, representing the value of 548 time-based RSUs granted under Cycle 7 (plus cash in lieu of a fractional share) based on a value of $41.09, the per share closing price of our common stock on December 31, 2012.

(4) This amount represents the value, at December 31, 2012, of Mr. Nolan's time-based RSUs and LTIP award granted under Cycle 5, time-based RSUs and LTIP award granted under Cycle 6 and time-based RSUs and

(a) As described above, Mr. Nolan entered into a new employment agreement with the company in March 2013. Accordingly, these values would not be accurate if the termination event occurs in 2013.

LTIP award granted under Cycle 7 upon a change in control. Where applicable, we assumed 100% achievement against the associated goals, with the exception of the LTIP award pursuant to Cycle 5, for which actual goal achievement was determined to be 100%. All RSU amounts include accrued dividend equivalents, which are paid out in the form of additional shares of common stock at the time, and only to the extent, that the awards vest. The value shown is comprised of: (a) $79,491, representing the value of 1,934 time-based RSUs granted under Cycle 5 (plus cash in lieu of a fractional share) based on a value of $41.09, the per share closing price of our common stock on December 31, 2012; (b) $180,225 for the LTIP award granted under Cycle 5; (c) $66,366, representing the value of 1,615 time-based RSUs granted under Cycle 6 (plus cash in lieu of a fractional share) based on a value of $41.09, the per share closing price of our common stock on December 31, 2012; (d) $190,148 for the LTIP award granted under Cycle 6; (d) $67,670, representing the value of 1,646 time-based RSUs granted under Cycle 7 (plus cash in lieu of a fractional share) based on a value of $41.09, the per share closing price of our common stock on December 31, 2012; and (f) $204,458 for the LTIP award granted under Cycle 7.

(5) This amount represents the payment prescribed under our basic term life insurance program, calculated as follows: 1.5 times base salary, up to a maximum of $300,000.

(6) This amount represents the actuarial present value of the monthly benefit that would become payable to Mr. Nolan under our executive long-term disability plan in the event of his termination due to disability on December 31, 2012, calculated as follows: 60% of his monthly (pre-tax) base salary, up to $10,000, and a supplemental monthly payment of up to $8,500.

(7) This amount represents the value of continued medical, dental and vision coverage pursuant to COBRA for a period of 12 months after termination on terms and conditions comparable to those most recently provided to Mr. Nolan as of December 31, 2012 pursuant to his employment agreement.

Lawrence F. Shay

Assuming the following events occurred on December 31, 2012, Mr. Shay's payments and benefits have an estimated value of:[(a)]

	Salary Continuation ($)	Long-Term Compensation Plan ($)	Payment under Executive Life Insurance Program ($)	Payments under Executive Long-Term Disability Plan ($)	Welfare Benefits ($)
Long-Term Disability	—	624,874(3)	—	18,500(6)	—
Retirement	—	624,874(3)	—	—	—
Death	—	624,874(3)	300,000(5)	—	—
Without Cause	387,000(1)	624,874(3)	—	—	15,866(7)
For Absenteeism	387,000(1)	624,874(3)	—	18,500(6)	15,866(7)
Voluntary Resignation for Good Reason	387,000(1)	—	—	—	15,866(7)
Change in Control (Termination by Us (Except for Cause) or by Mr. Shay)	986,850(2)	1,097,876(4)	—	—	—
Change in Control (Without Termination)	—	1,097,876(4)	—	—	—

(1) This amount represents severance equal to one year of Mr. Shay's base salary of $387,000, which he is entitled to receive upon his termination provided that he executes a Termination Letter.

(2) This amount represents severance equal to: (a) two years of Mr. Shay's base salary of $387,000 and (b) additional severance equal to 100% of Mr. Shay's STIP bonus target for 2012, which he is entitled to receive on the date of his termination, provided that he executes a Termination Letter and his termination occurs within one year following a change in control.

(a) As described above, Mr. Shay entered into a new employment agreement with the company in March 2013. Accordingly, these values would not be accurate if the termination event occurs in 2013.

(3) This amount represents the value, at December 31, 2012, of Mr. Shay's time-based RSUs and LTIP award granted under Cycle 5, time-based RSUs and LTIP award granted under Cycle 6 and time-based RSUs granted under Cycle 7 upon termination related to events other than a change in control. Pursuant to the terms of the LTCP, Mr. Shay would forfeit eligibility to receive any LTIP payout under Cycle 7 since a termination on December 31, 2012 would occur during the first year of that program cycle. For time-based RSUs granted under Cycles 6 and 7 and the LTIP award granted under Cycle 6, the amounts were prorated by multiplying each award by a fraction equal to the portion of the program cycle that would have transpired prior to cessation of employment. Where applicable, we assumed 100% achievement against the associated goals with the exception of the LTIP award pursuant to Cycle 5, for which actual goal achievement was determined to be 100%. All RSU amounts include accrued dividend equivalents, which are paid out in the form of additional shares of common stock at the time, and only to the extent, that the awards vest. The value shown is comprised of: (a) $108,793, representing the value of 2,647 time-based RSUs granted under Cycle 5 (plus cash in lieu of a fractional share) based on a value of $41.09, the per share closing price of our common stock on December 31, 2012; (b) $246,675 for the LTIP award granted under Cycle 5; (c) $61,424, representing the value of 1,494 time-based RSUs granted under Cycle 6 (plus cash in lieu of a fractional share) based on a value of $41.09, the per share closing price of our common stock on December 31, 2012; (d) $175,950 for the LTIP award granted under Cycle 6; and (e) $32,032, representing the value of 779 time-based RSUs granted under Cycle 7 (plus cash in lieu of a fractional share) based on a value of $41.09, the per share closing price of our common stock on December 31, 2012.

(4) This amount represents the value, at December 31, 2012, of Mr. Shay's time-based RSUs and LTIP award granted under each of Cycle 5, Cycle 6 and Cycle 7 that would be paid upon a change in control. Where applicable, we assumed 100% achievement against the associated goals, with the exception of the LTIP award pursuant to Cycle 5, for which actual goal achievement was determined to be 100%. All RSU amounts include accrued dividend equivalents, which are paid out in the form of additional shares of common stock at the time, and only to the extent, that the awards vest. The value shown is comprised of: (a) $108,793, representing the value of 2,647 time-based RSUs granted under Cycle 5 (plus cash in lieu of a fractional share) based on a value of $41.09, the per share closing price of our common stock on December 31, 2012; (b) $246,675 for the LTIP award granted under Cycle 5; (c) $92,136, representing the value of 2,242 time-based RSUs granted under Cycle 6 (plus cash in lieu of a fractional share) based on a value of $41.09, the per share closing price of our common stock on December 31, 2012; (d) $263,925 for the LTIP award granted under Cycle 6; (e) $96,097, representing the value of 2,338 time-based RSUs granted under Cycle 7 (plus cash in lieu of a fractional share) based on a value of $41.09, the per share closing price of our common stock on December 31, 2012; and (f) $290,250 for the LTIP award granted under Cycle 7.

(5) This amount represents the payment prescribed under our basic term life insurance program, calculated as follows: 1.5 times base salary, up to a maximum of $300,000.

(6) This amount represents the actuarial present value of the monthly benefit that would become payable to Mr. Shay under our executive long-term disability plan in the event of his termination due to disability on December 30, 2011, calculated as follows: 60% of his monthly (pre-tax) base salary, up to $10,000, and a supplemental monthly payment of up to $8,500.

(7) This amount represents the value of medical, dental and vision coverage pursuant to COBRA for a period of 12 months after termination on terms and conditions comparable to those most recently provided to Mr. Shay as of December 31, 2012 pursuant to his employment agreement.

Payments upon Retirement Pursuant to VERP for Mr. Lemmo and Ms. Point

Mr. Lemmo and Ms. Point retired from employment with the company as of December 15, 2012 and October 26, 2012, respectively, through participation in the VERP, a voluntary early retirement plan made available in September 2012 to all company employees (with the exception of the Chief Executive Officer) who had a minimum of five years of service with the company and whose age plus years of service with the company was greater than 60 years as of December 31, 2012. In connection with their retirement, Mr. Lemmo and Ms. Point each executed a Separation Agreement and General Release. Among other things, the Separation Agreement and General Release provides that in exchange for the severance payments and benefits payable pursuant to the terms of the VERP, which are described below, each of them releases and discharges the company from any and all claims, causes of action, complaints, lawsuits or liabilities of any kind that may arise under a number of circumstances, including any claims under their respective employment agreements with the company, which were terminated as of the date they signed their respective Separation Agreement and General Releases.

Pursuant to the terms of the VERP, Mr. Lemmo and Ms. Point received the following compensation upon retirement:

NEO	VERP Salary Payments ($)(a)	VERP STIP Payments ($)(b)	VERP LTCP Cash Payments ($)(c)	VERP LTCP Equity Values ($)(d)	VERP Benefits Payments ($)(e)	PTO Payout ($)(f)	Total ($)
Mark A. Lemmo	322,900	145,305	326,896	3,817	53,091	49,024	901,033
Janet M. Point	221,000	99,450	218,714	9,886	41,775	20,870	611,695

(a) Amounts represent a lump sum separation payment equal to the NEO's annual salary.

(b) Amounts represent a lump sum payout of the NEO's 2012 bonus under the STIP at 100% of target.

(c) Amounts represent cash payouts under the LTIP portion of the LTCP equal to 85% of the NEO's target payout level for Cycle 5 ($181,593 for Mr. Lemmo and $120,717 for Ms. Point), 75% of his or her target payout level for Cycle 6 (calculated on a pro-rata basis using a vesting date of December 31, 2012) ($108,979 for Mr. Lemmo and $73,136 for Ms. Point) and 50% of his or her target payout level for Cycle 7 (calculated on a pro-rata basis using a vesting date of December 31, 2012) ($36,324 for Mr. Lemmo and $24,861 for Ms. Point).

(d) Amounts represent the grant date fair value of the number of time-based RSU awards under the LTCP that vested pursuant to the terms of the VERP but would not have vested had the NEO retired outside of the VERP. The grant date fair value of these RSUs was determined in accordance with FASB ASC Topic 718. If Mr. Lemmo and Ms. Point had qualified for and retired pursuant to the company's standard retirement policy, they each would have received a pro-rata vesting of their time-based RSU awards through the date of their retirement (December 15, 2012 for Mr. Lemmo and October 26, 2012 for Ms. Point). However, under the terms of the VERP, they each received a pro-rata vesting of such awards through December 31, 2012, resulting in the vesting of 100 additional shares with a grant date fair value of $3,817 for Mr. Lemmo (44 shares under Cycle 5, 32 shares under Cycle 6 and 24 shares under Cycle 7) and 259 shares with a grant date fair value of $9,886 for Ms. Point (120 shares under Cycle 5, 71 shares under Cycle 6 and 69 shares under Cycle 7).

(e) Amounts represent a lump sum payout equal to the monthly contribution (as of September 20, 2012, the effective date of the VERP) that the company paid on the NEO's behalf for health insurance coverage (medical and dental) multiplied by 24, grossed-up.

(f) Amounts represent a lump sum payment for accrued but unused Paid Time Off days at the time of retirement, in accordance with company policy.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes the company's equity compensation plan information relating to the common stock authorized for issuance under the company's equity compensation plans as of December 31, 2012:

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights(1)	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))(2)
Equity compensation plans approved by InterDigital shareholders	429,556	$14.38	3,427,919
Equity compensation plans not approved by InterDigital shareholders(3)	34,000	$22.07	—
Total	463,556	$16.39	3,427,919

(1) Column (a) includes 253,583 shares of common stock underlying outstanding time-based RSUs awards (including dividend equivalents credited). Because there is no exercise price associated with RSUs, these stock awards are not included in the weighted-average exercise price calculation presented in column (b). Dividend equivalents are paid in shares of common stock at the time, and only to the extent, that the related RSU awards vest.

(2) On June 4, 2009, the company's shareholders adopted and approved our 2009 Stock Incentive Plan (the "2009 Plan"), which provides for grants of stock options, stock appreciation rights, restricted stock, RSUs and incentive bonuses. As of that date, no further grants were permitted under any previously existing stock plans of the company (the "Pre-existing Plans"), and all remaining equity instruments available for grant under the Pre-existing Plans became available for grant under the 2009 Plan. Amounts reported relate to the 2009 Plan.

(3) Relates to a Pre-existing Plan, the company's 2002 Stock Award and Incentive Plan (the "2002 Plan"). As of June 4, 2009, no further grants were permitted under the 2002 Plan. All outstanding awards under the 2002 Plan are option awards. A description of the 2002 Plan is incorporated by reference to Note 11 to the consolidated financial statements set forth in the company's annual report on Form 10-K for the year ended December 31, 2008.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

How many shares of the company's common stock do the directors, director nominees, executive officers and certain significant shareholders own?

The following table sets forth information regarding the beneficial ownership of the 41,148,358 shares of our common stock outstanding as of March 31, 2013, except as otherwise indicated below, by each person who is known to us, based upon filings with the SEC, to beneficially own more than 5% of our common stock, as well as by each director, each director nominee, each NEO and all directors and executive officers as a group. Except as otherwise indicated below and subject to the interests of spouses of the named beneficial owners, each named beneficial owner has sole voting and sole investment power with respect to the stock listed. None of the shares reported are currently pledged as security for any outstanding loan or indebtedness. If a shareholder holds options or other securities that are exercisable or otherwise convertible into our common stock within 60 days of March 31, 2013, pursuant to SEC rules, we treat the common stock underlying those securities as beneficially owned by that shareholder, and as outstanding shares when we calculate that shareholder's percentage ownership of our common stock. However, pursuant to SEC rules, we do not consider that common stock to be outstanding when we calculate the percentage ownership of any other shareholder.

	Common Stock	
Name	**Shares**	**Percent of Class**
Directors and Director Nominees:		
Gilbert F. Amelio	7,908	*
Jeffrey K. Belk	8,386	*
Steven T. Clontz	85,502	*
Edward B. Kamins	12,062	*
John A. Kritzmacher	10,058	*
William J. Merritt(1)	102,650	*
Jean F. Rankin	7,482	*
Robert S. Roath	7,992	*
NEOs:		
Richard J. Brezski(2)	7,430	*
Jannie K. Lau	1,604	*
Scott A. McQuilkin(3)	27,945	*
James J. Nolan(4)	28,416	*
Lawrence F. Shay(5)	32,327	*
Mark A. Lemmo(6)	11,369	*
Janet M. Point(7)	1,761	*
All directors and executive officers as a group(8) (17 persons)	354,185	1.0%
Greater Than 5% Shareholders:		
BlackRock, Inc.(9) 40 East 52nd Street New York, New York 10022	3,336,761	8.2%
First Pacific Advisors, LLC(10) 11400 West Olympic Boulevard, Suite 1200 Los Angeles, California 90064	2,296,171	5.6%
Paulson & Co. Inc.(11) 1251 Avenue of the Americas New York, New York 10020	3,000,000	7.3%
The Vanguard Group(12) 100 Vanguard Boulevard Malvern, Pennsylvania 19355	2,373,947	5.8%

* Represents less than 1% of our outstanding common stock

(1) Includes 3,071 whole shares of common stock beneficially owned by Mr. Merritt through participation in the 401(k) Plan.

(2) Includes 1,682 whole shares of common stock beneficially owned by Mr. Brezski through participation in the 401(k) Plan, and 1,047 shares of common stock underlying an RSU award that is scheduled to vest within 60 days of March 31, 2013.

(3) Includes 1,277 whole shares of common stock beneficially owned by Mr. McQuilkin through participation in the 401(k) Plan.

(4) Includes 3,054 whole shares of common stock beneficially owned by Mr. Nolan through participation in the 401(k) Plan.

(5) Includes 3,104 whole shares of common stock beneficially owned by Mr. Shay through participation in the 401(k) Plan.

(6) Includes 3,913 whole shares of common stock beneficially owned by Mr. Lemmo through participation in the 401(k) Plan. Mr. Lemmo was not an executive officer of the company as of December 31, 2012, but is a "NEO" for purposes of this proxy statement.

(7) Ms. Point was not an executive officer of the company as of December 31, 2012, but is a "NEO" for purposes of this proxy statement.

(8) Includes 16,101 whole shares of common stock beneficially owned by all directors and executive officers as a group through participation in the 401(k) Plan.

(9) As of December 31, 2012, based on information contained in the Schedule 13G/A filed on February 1, 2013 by BlackRock, Inc.

(10) As of December 31, 2012, based on information contained in the Schedule 13G filed on February 13, 2013 by First Pacific Advisors, LLC ("FPA"). Robert L. Rodriguez, J. Richard Atwood and Steven T. Romick jointly filed the Schedule 13G with FPA, an investment adviser. As controlling persons of FPA, each may be deemed to beneficially own 2,296,171 shares of the company's common stock. Mr. Rodriguez, Mr. Atwood and Mr. Romick expressly disclaim beneficial ownership of the securities owned by FPA's clients.

(11) As of December 31, 2012, based on information contained in the Schedule 13G/A filed on February 14, 2013 by Paulson & Co. Inc. ("Paulson"). In the Schedule 13G/A, Paulson expressly disclaims beneficial ownership of the reported securities.

(12) As of December 31, 2012, based on information contained in the Schedule 13G filed on February 13, 2013 by The Vanguard Group.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The company has a written statement of policy with respect to related person transactions that is administered by the audit committee. Under the policy, a "Related Person Transaction" means any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) between the company (including any of its subsidiaries) and a related person, in which the related person had, has or will have a direct or indirect material interest. A "Related Person" includes any of our executive officers, directors or director nominees, any shareholder owning in excess of 5% of our common stock, any immediate family member of any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is employed as an executive officer or is a partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest. Related Person Transactions do not include certain transactions involving only director or executive officer compensation, transactions where the Related Person receives proportional benefits as a shareholder along with all other shareholders, transactions involving competitive bids or transactions involving certain bank-related services.

Pursuant to the policy, a Related Person Transaction may be consummated or may continue only if:

- The audit committee approves or ratifies the transaction in accordance with the terms of the policy; or

- The chairman of the audit committee, pursuant to authority delegated to the chairman by the audit committee, pre-approves or ratifies the transaction and the amount involved in the transaction is less than $100,000, provided that, for the Related Person Transaction to continue, it must be approved by the audit committee at its next regularly scheduled meeting.

It is the company's policy to enter into or ratify Related Person Transactions only when the audit committee determines that the Related Person Transaction in question is in, or is not inconsistent with, the best interests of the company, including but not limited to situations where the company may obtain products or services of a nature, quantity or quality, or on other terms, that are not readily available from alternative sources or where the company provides products or services to Related Persons on an arm's length basis on terms comparable to those provided to unrelated third parties or on terms comparable to those provided to employees generally.

In determining whether to approve or ratify a Related Person Transaction, the committee takes into account, among other factors it deems appropriate, whether the Related Person Transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the Related Person's interest in the transaction.

OTHER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

During 2012, did all directors and officers timely file all reports required by Section 16(a)?

Based upon a review of filings with the SEC furnished to us and written representations that no other reports were required, we believe that during and with respect to 2012 all of our directors and officers timely filed all reports required by Section 16(a) of the Exchange Act.

Shareholder Proposals

How may shareholders make proposals or director nominations for the 2014 annual meeting?

Shareholders interested in submitting a proposal for inclusion in our proxy statement for the 2014 annual meeting may do so by submitting the proposal in writing to our Secretary at InterDigital, Inc., 200 Bellevue Parkway, Suite 300, Wilmington, DE 19809-3727. To be eligible for inclusion in our proxy statement for the 2014 annual meeting, shareholder proposals must be received no later than December 30, 2013, and they must comply with all applicable SEC requirements. The submission of a shareholder proposal does not guarantee that it will be included in our proxy statement.

Our bylaws also establish an advance notice procedure with regard to nominations of persons for election to the board and shareholder proposals that are not submitted for inclusion in the proxy statement but that a shareholder instead wishes to present directly at an annual meeting. Shareholder proposals and nominations may not be brought before the 2014 annual meeting unless, among other things, the shareholder's submission contains certain information concerning the proposal or the nominee, as the case may be, and other information specified in our bylaws, and we receive the shareholder's submission no earlier than March 15, 2014, and no later than April 14, 2014. However, if the date of our 2014 annual meeting is more than 30 days before or more than 60 days after the anniversary of our 2013 annual meeting, the submission and the required information must be received by us no earlier than the 90th day prior to the 2014 annual meeting and no later than the later of the 60th day prior to the annual meeting or the 15th day following the day on which we first publicly announce the date of the 2014 annual meeting. Proposals or nominations that do not comply with the advance notice requirements in our bylaws will not be entertained at the 2014 annual meeting. A copy of the bylaws may be obtained on our website at *http://ir.interdigital.com* under the heading "Corporate Governance," or by writing to our Secretary at InterDigital, Inc., 200 Bellevue Parkway, Suite 300, Wilmington, DE 19809-3727.

Proxy Solicitation Costs and Potential Savings

Who pays for the proxy solicitation costs?

We will bear the entire cost of proxy solicitation, including preparation, assembly, printing and mailing of the Notice, this proxy statement, the proxy card and any additional materials furnished to shareholders. Copies of proxy solicitation materials will be furnished to brokerage houses, fiduciaries and custodians holding shares in their names that are beneficially owned by others to forward to such beneficial owners. In addition, we may reimburse such persons for their cost of forwarding the solicitation materials to such beneficial owners. Our directors, officers or regular employees may supplement solicitation of proxies by mail through the use of one or more of the following methods: telephone, email, telegram, facsimile or personal solicitation. No additional compensation will be paid for such services. We may engage the services of a professional proxy solicitation firm to aid in the solicitation of proxies from certain brokers, bank nominees and other institutional owners. For 2013, we have engaged Alliance Advisors, LLC for this purpose at an anticipated cost of approximately $5,000.

What is "householding" of proxy materials, and can it save the company money?

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy materials with respect to two or more shareholders sharing the same address by delivering a single annual report and proxy statement to those shareholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for shareholders and cost savings for companies. Although we do not household for registered shareholders, a number of brokerage firms have instituted householding for shares held in street name, delivering a single set of proxy materials to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, now or in the future, you no longer wish to participate in householding and would prefer to receive a separate Notice or annual report and proxy statement, please notify us by calling (302) 281-3600 or by sending a written request to our Secretary at InterDigital, Inc., 200 Bellevue Parkway, Suite 300, Wilmington, DE 19809-3727, and we will promptly deliver a separate copy of our Notice or annual report and proxy statement, as applicable. If you hold your shares in street name and are receiving multiple copies of the Notice or annual report and proxy statement and wish to receive only one, please notify your broker.

Annual Report on Form 10-K

How can I receive the annual report?

We will provide to any shareholder without charge a copy of our 2012 annual report on Form 10-K upon written request to our Secretary at InterDigital, Inc., 200 Bellevue Parkway, Suite 300, Wilmington, DE 19809-3727. Our annual report booklet and this proxy statement are also available online at *http://ir.interdigital.com/annuals.cfm.*

Other Business

Will there be any other business conducted at the annual meeting?

As of the date of this proxy statement, we know of no business that will be presented for consideration at the annual meeting other than the items referred to in this proxy statement. If any other matter is properly brought before the annual meeting for action by shareholders, proxies will be voted in accordance with the recommendation of the board or, in the absence of such a recommendation, in accordance with the judgment of the proxy holder.

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BOARD OF DIRECTORS

Steven T. Clontz
Chairman of the Board, InterDigital, Inc.
Senior Executive Vice President for North America and Europe, Singapore Technologies Telemedia

Dr. Gilbert F. Amelio
Former CEO, Apple, National Semiconductor

Jeffrey K. Belk
Managing Director, ICT168 Capital

Edward B. Kamins
Principal, UpFront Advisors, LLC

John A. Kritzmacher
Former Senior Vice President, Business Operations and Organizational Planning, WebMD Health Corp. and Former Executive Vice President and Chief Financial Officer, Global Crossing Limited

William J. Merritt
President and Chief Executive Officer, InterDigital, Inc.

Jean F. Rankin
Executive Vice President, General Counsel and Secretary, LSI Corporation

Robert S. Roath
Senior Vice President and Chief Financial Officer (Retired), RJR Nabisco, Inc.

EXECUTIVE MANAGEMENT

William J. Merritt
President and Chief Executive Officer

Richard J. Brezski
Chief Financial Officer

Donald P. Dinella
Chief Licensing Officer and Chief Licensing Counsel

Jannie K. Lau
Executive Vice President, General Counsel and Secretary

Scott A. McQuilkin
Senior Executive Vice President, Innovation

James J. Nolan
Executive Vice President, Research and Development

Allen A. Proithis
Executive Vice President, Solutions Group

Lawrence F. Shay
Executive Vice President, Intellectual Property, and Chief Intellectual Property Counsel

DEVELOPMENT FACILITIES

781 Third Avenue
King of Prussia, Pennsylvania 19406

Two Huntington Quadrangle
4th Floor
Melville, New York 11747

9710 Scranton Road
Suite #250
San Diego, California 92121

InterDigital Canada Ltée
1000 Sherbrooke Street West
10th Floor
Montreal, Quebec
Canada H3A 3G4

SHAREHOLDER INFORMATION

Annual Meeting of Shareholders
Thursday, June 13, 2013
11:00 a.m. Eastern Time
Crowne Plaza – Wilmington North
630 Naamans Road
Wilmington, Delaware 19703

Common Stock Information
The primary market for InterDigital's common stock is the NASDAQ Global Select Market®. InterDigital trades under the ticker symbol IDCC.

Registrar and Transfer Agent
American Stock Transfer & Trust Company, LLC
Operations Center
6201 15th Avenue
Brooklyn, New York 11219
+1 800 937 5449
http://www.amstock.com

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania

Investor Relations
Patrick Van de Wille
Vice President, Communications and Investor Relations
+1 858 210 4814
patrick.vandewille@InterDigital.com

Corporate Headquarters
200 Bellevue Parkway, Suite 300
Wilmington, Delaware 19809
+1 302 281 3600

www.interdigital.com

Corporate Information is as of April 19th, 2013.



INTERDIGITAL

InterDigital, Inc.
200 Bellevue Parkway, Suite 300
Wilmington, Delaware 19809
+1 302 281 3600

www.interdigital.com